Form 10-K, Exhibit 13
period 1995-12-31
MAUI LAND & PINEAPPLE CO INC
filed 1996-03-29
CIK 63330

MAUI LAND & PINEAPPLE COMPANY, INC.
ANNUAL REPORT
1995

CONTENTS

Letter to Shareholders                                             2
Pineapple                                                          4
Resort                                                             5
Commercial & Property                                              6
Independent Auditors' Report                                       7
Consolidated Balance Sheets                                        8
Consolidated Statements of Operations and Retained Earnings       10
Consolidated Statements of Cash Flows                             11
Notes to Consolidated Financial Statements                        12
Common Stock                                                      19
Selected Financial Data                                           20
Management's Discussion and Analysis of
      Results of Operations and Financial Condition               21
Officers and Directors                                            24



THE COMPANY

      Maui Land & Pineapple Company, Inc., a Hawaii corporation organized in 1909, is a land-holding and operating company with several wholly-owned subsidiaries, including two major operating companies, Maui Pineapple Company, Ltd. and Kapalua Land Company, Ltd. The Company, as used herein, refers to the parent and its wholly-owned subsidiaries. The Company's principal business activities are Pineapple, Resort and Commercial & Property.

      The Company owns approximately 28,600 acres on the island of Maui, of which about 7,900 acres are used directly or indirectly in the Company's operations. Approximately 1,940 people were employed by the Company in 1995 on a year-round or seasonal basis.

      Maui Pineapple Company, Ltd. is the operating subsidiary for Pineapple. It is the sole supplier of private label, 100% Hawaiian canned pineapple products to United States supermarkets. It also sells its products to food service suppliers and food processors.

      Kapalua Land Company, Ltd. is the development and operating subsidiary for a destination resort community in West Maui. The Kapalua Resort is located on approximately 1,500 acres bordering the ocean, including three beaches.

      Commercial & Property includes Kaahumanu Center, Napili Plaza and other non-resort property rentals and sales.

10-K REPORT
Shareholders who wish to receive, free of charge, a copy of the Company's 10-K Report to the U.S. Securities and Exchange Commission may write to:

      Corporate Secretary
      Maui Land & Pineapple Company, Inc.
      P. O. Box 187
      Kahului, Hawaii 96732-0187

ANNUAL MEETING
The Annual Meeting of Shareholders of the Company will be held at 9:00 a.m. on Friday, May 3, 1996, in the Corporate Office courtyard of Maui Land & Pineapple Company, Inc., 120 Kane Street, Kahului, Hawaii.

OFFICES
Corporate Offices                         Pineapple Marketing Office

Maui Land & Pineapple Company, Inc.       Maui Pineapple Company, Ltd.
P. O. Box 187                             P. O. Box 4003
Kahului, Hawaii  96732-0187               Concord, California  94524-4003
Telephone:  808-877-3351                  Telephone:  510-798-0240
Fax:  808-871-0953                        Fax:  510-798-0252

Maui Pineapple Company, Ltd.
P. O. Box 187
Kahului, Hawaii  96732-0187
Telephone:  808-877-3351
Fax:  808-871-0953

Kapalua Land Company, Ltd.
1000 Kapalua Drive
Kapalua, Hawaii  96761-9028
Telephone:  808-669-5622
Fax:  808-669-5454


Transfer Agent & Registrar

Chemical Mellon Shareholder Services
Shareholder Relations
P. O. Box 469
Washington Bridge Station
New York, New York  10033
Telephone:  800-356-2017


Independent Auditors

Deloitte & Touche LLP
1132 Bishop Street, Suite 1200
Honolulu, Hawaii  96813-2870
Telephone:  808-543-0700

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
FINANCIAL HIGHLIGHTS

                                          1995              1994              1993
                                                      (Dollars in Thousands
                                                      Except Per Share Amounts)

REVENUES
      Pineapple                           $ 81,052          $ 81,044          $ 86,033
      Resort                                34,330            34,109            31,455
      Commercial & Property                 10,123            10,617            13,635
      Corporate                                 72               112                49
                                          --------          --------          --------
            Total                          125,577           125,882           131,172
                                          ========          ========          ========


NET LOSS                                    (1,559)           (3,909)          (11,059)
                                          ========          ========          ========
NET LOSS PER COMMON SHARE                 $   (.87)         $  (2.18)         $  (6.15)
                                          ========          ========          ========
AVERAGE COMMON SHARES OUTSTANDING         1,797,125        1,797,125          1,797,125

TOTAL ASSETS                              $137,085          $235,411          $211,588

CURRENT RATIO                                 2.78               .97              2.47

LONG-TERM DEBT and CAPITAL LEASES         $ 36,227          $ 99,180          $ 96,108

STOCKHOLDERS' EQUITY                        58,870            60,429            64,321

STOCKHOLDERS' EQUITY PER COMMON SHARE     $  32.76          $  33.63          $  35.79

EMPLOYEES                                    1,940             2,020             2,280

TO OUR SHAREHOLDERS AND EMPLOYEES

      Nineteen ninety-five developed into a more difficult year for the Company than we anticipated because of the continued highly competitive market conditions for pineapple products and the relatively low level of pineapple prices which prevailed for the first ten months of the year. Also, while we experienced a modest increase in overall visitor occupancy on Maui, the uncertainty surrounding the financial condition of the two hotels at Kapalua and the continued competitive conditions in the luxury hotel room market segment combined to restrain operating results at Kapalua. Lastly, 1995 was a very difficult year for retailers throughout the U.S. and Maui was no exception.

      The Company's net loss of $1.6 million for the full year, however, is an improvement from the losses suffered in 1994 of $3.9 million and in 1993 of $11 million. We are convinced the fundamental improvements in operating efficiency achieved over the last two years and improved business conditions will lead to improved results in 1996.

      In 1995, on revenues of $126 million, the Company incurred a pre-tax loss of $3 million compared to a pre-tax loss of $6.7 million in 1994. After an income tax credit of $1.4 million, the Company's net loss was $1.6 million or $.87 per share. The operating results in 1995 from our major business segments, Pineapple, Resort and Commercial & Property, were a $3.6 million loss, a $7.3 million profit and a $3.6 million profit, respectively.

      This compares to operating results of a $900,000 loss, a $2.2 million loss and a $5.3 million profit, respectively, for Pineapple, Resort and Commercial & Property in 1994. It should be noted that 1995 results for the Resort division and for the Company overall include a $5 million reversal of our share of non-cash, pre-tax losses from the partnership which owned The Ritz-Carlton Kapalua Hotel attributable to prior years. Excluding the effects of accounting for this entity, Resort's operating results were a $2.3 million operating profit in 1995 compared to a $1.9 million operating profit in 1994.

      Progress was made in 1995 in returning our pineapple business to profitability. While we continued to experience very low price levels for our products during most of the year, effects of the antidumping verdict against Thai producers of pineapple products began to take effect late in the year. More specifically, U.S. grocery prices for pineapple in the last four weeks of the year were up approximately 11 percent for premium branded and private label products and approximately 24 percent for other imported products compared to the same period in 1994. Imports of foreign canned pineapple for the full year of 1995 showed a 15 percent reduction in volume and a 5 percent increase in average unit value compared to 1994. Imports in the month of December of 1995 showed an increase of 31 percent in average unit value over December of 1994. These volume and price developments experienced late in the year are especially encouraging.

      We are also encouraged by the results of our research on fresh chilled pineapple products and our marketing efforts to promote consumer awareness of our position as the only producer of a full line of 100% Hawaiian pineapple products.

      Unfortunately, a drought experienced on Maui for most of 1995 had a significant negative effect on production, resulting in both higher costs and lower production volume than in 1994. These extraordinarily dry conditions tend not to occur for extended periods of time. Improved growing conditions in 1996 should result in improved production volume and lower unit costs. Perhaps more importantly, the Company should benefit from higher prices for pineapple products.

      Improving economic conditions in the U.S. and Japan have resulted in a modest improvement for Hawaii's visitor industry. Maui destination resorts also experienced a modest increase in occupancy for the year. Visitor occupancy at Kapalua was at about the same level as 1994. This reflected, among other things, competitive factors and the uncertainty surrounding the financial conditions at The Ritz-Carlton Kapalua Hotel, which defaulted on the terms of its mortgage loan early in the year, and at the Kapalua Bay Hotel, which filed for Chapter 11 bankruptcy in December of 1995.

      We are pleased to report that in March of 1996, NI Hawaii Resorts, Inc., our former partner, effectively repaid the existing bank mortgage on The Ritz-Carlton Kapalua and provided it with alternative financing from related companies. The bankrupt owner of the Kapalua Bay Hotel is continuing its effort to sell that hotel. We are hopeful these efforts will result in an acquisition of the hotel by a financially strong owner which will provide new hotel management by a high quality operator.

      Based on the first two and a half months of 1996 and the level of advance reservations at Kapalua, we expect Maui's visitor industry and Kapalua to show improved performance and financial results in 1996.

      Resort development activity in 1995 continued to be depressed and activity was modest at best in the resort second home market. We anticipate a higher level of interest and activity in resort real estate over the next few years and are planning accordingly.

      Operating profit from the Company's Commercial & Property segment declined from $5.3 million in 1994 to $3.6 million in 1995 due primarily to losses incurred by Kaahumanu Center Associates because of increased interest and depreciation expenses. Refinancing of Kaahumanu Center was concluded in May. As a result, the Employees' Retirement System of the State of Hawaii converted its construction loan into a 50 percent ownership position in Kaahumanu Center and a new $65 million mortgage loan from a consortium of banks was funded. Nineteen ninety-five was the first full year of operation for the redeveloped Center. With a gross leasable area of 572,000 square feet, Kaahumanu Center is Maui's only regional mall and is the largest center on the island. As of year-end, the mall shops, not including Sears, Liberty House, J.C. Penney and Foodland, were 91 percent leased and other new tenants have agreed to lease an additional 4 percent of the mall space. Napili Plaza continued to show improvement in 1995 by expanding its occupancy to 80 percent of available space, thus improving its operating profit contribution from 1994.

      A number of new tenants have expressed interest in or are negotiating with us for space in Kaahumanu Center and Napili Plaza. We expect an improving retail environment will result in improved occupancy and operating results in 1996 for both properties, but the planned expansion of other retail facilities on Maui will keep retail business conditions competitive.

      At year-end 1995, the Company's consolidated debt, including capital leases, stood at $37.5 million, a $91 million reduction from year-end 1994.
Of this reduction, $71.6 million is a result of the refinancing of the Center and Kaahumanu Center Associates being accounted for by the equity method and its debt no longer being reflected in the consolidated statements. While the reduction in the debt level was dramatic and was one of our primary objectives in 1995, we must accomplish further reductions before the Company reaches its targeted level of financial leverage. Resumption of dividends, a key goal for us, continues to depend on improved operating cash flow and debt coverage.

      Overall we are pleased with the substantial and fundamental progress made in our businesses in 1995. While it is disappointing that a number of factors combined to produce a loss for the year, we are hopeful that with improved economic conditions and our greater operating efficiency, the Company will produce improved results over the next few years.


      Thank you for your continued support.


/S/ MARY C. SANFORD                        /S/ GARY L. GIFFORD
MARY C. SANFORD                           GARY L. GIFFORD
Chairman                                  President & CEO

February 2, 1996

PINEAPPLE

      In 1995 Maui Pineapple Company, Ltd. recorded a $3.5 million operating loss. After allocations for interest and corporate expenses, the loss totaled $6.9 million. These results are worse than our prior year results and are particularly disappointing because we anticipated improved financial performance. During the year we focused on meeting case sales volume, pricing objectives, recovery goals and on lowering the unit cost per case. We did achieve higher pricing levels than in 1994, but we were unable to meet our objectives in the other key measures of performance.

      The major factors affecting our profits in 1995 were the continuing competitive marketplace and the weather. The marketplace affected case sales volume and the weather affected unit costs and pack.

      In 1995 the Island of Maui experienced a severe drought with especially dry conditions on the Haliimaile plantation. Dry weather reduced fruit size and caused sunburned, porous fruit. This in turn lowered recovery in canned pineapple and juice products. The lower recovery resulted in fewer cases packed than originally planned, which raised per case production costs. We reduced some effects of the drought by using drip irrigation systems; however, there was not enough water to adequately irrigate the Haliimaile plantation. Assuming we have normal rainfall this year, we do not expect effects of the drought to negatively affect the 1996 crop.

      The Company's overall case volume of sales declined by 5% compared to 1994. In total, canned fruit sales volume was unchanged compared with 1994. The grocery and government segments showed modest gains. Institutional sales moved down sharply due to several customers who purchased large inventories of canned pineapple at the end of 1994.

      Total juice sales volume declined by 11%. The grocery, government and institutional juice segments declined 5%, 82% and 4% respectively. We experienced the largest decline in the government segment due to the loss of the U.S. Department of Agriculture and Department of Defense bids; they were awarded to smaller regional juice packers. Concentrate sales were down 26%, a planned volume reduction.

      Although sales were down slightly for the year, we did retain our customer base and were able to acquire a number of new customers late in the year. Mainland Jet Fresh and local fresh fruit sales declined in 1995.

      On May 30, 1995, the U.S. Department of Commerce announced results of the antidumping investigation and imposed duties of between 2% and 51% on imports by Thailand pineapple companies. These duties were much higher than those announced in the January 1995 preliminary determination. This decision affirmed our claims that Thai companies were selling canned pineapple below their cost of production.

      On June 30, 1995, the International Trade Commission ruled 6-0 in the Company's favor on final injury determination. All four Thai respondents have filed an appeal with the U.S. Trade Court in New York. They are challenging the Department of Commerce's methodology in calculating the duty. They make no challenge to the final determination on injury to the domestic industry. The Company also has filed an appeal with the same court which allows us to introduce new evidence to help the Department of Commerce defend its decision. We do not expect a decision on the appeal before December 1996. We believe the appeal by the Thai respondents adds a degree of uncertainty to the marketplace, which will dampen price increases until the matter is resolved.

      Many Thai producers shipped additional inventory into the U.S. before the final antidumping determination. This oversupply of canned pineapple continued to exert downward pressure on prices and volume during the first half of the year. By year-end the situation had improved dramatically. Drought-related crop conditions in the Far East and the favorable antidumping decision reduced U.S. imports. As a result, most pineapple producers announced moderate fruit price increases beginning in the third quarter. These increases ranged from 8.5% for nationally branded products to 20% for regionally distributed imports. These conditions allowed Maui Pineapple Company to make its first significant price increase in four years. The increase began to impact revenues in the fourth quarter. The full benefit will be felt in 1996.

      In 1994 we commenced a modest consumer-focused marketing effort to promote awareness of Hawaiian pineapple. During 1995 we expanded on this effort in selected geographical areas of the U.S., positioning our product as the only 100% Hawaiian U.S.A. canned pineapple.

      We are moving toward our diversification objectives. Soon we will begin selling Costa Rican fresh pineapple to U.S. east coast customers under the
label of Royal Coast.   This addition of fresh pineapple allows us to provide
a line extension to our existing east coast customer base. We are continuing research and development on fresh chilled pineapple and intend to enter this rapidly expanding market in 1996.

      The outlook for 1996 continues to improve. We believe the effects of the antidumping decision have only begun to be felt. We hope this decision will establish a price level from which we can improve financially in 1996 and beyond. We therefore are looking forward to a year of growth and improved financial performance.



RESORT

      Kapalua Land Company, Ltd. had a profit of $7.3 million in 1995 compared with a loss of $2.2 million in 1994 before allocated interest and corporate expenses. Most of this improvement was due to the reversal of previously allocated losses from Kaptel Associates, The Ritz-Carlton Kapalua Hotel joint venture. Development activities other than the Kaptel joint venture improved by $900,000 over the previous year while profits from ongoing Resort operations declined by $500,000.

      Although The Ritz-Carlton Kapalua Hotel has consistently generated a positive cash flow from operations, beginning in February 1995 Kaptel was only able to make partial payment on its debt service and defaulted on its loan.
NI Hawaii Resorts, Inc. (NI), the major general partner, commenced negotiations with the lenders to acquire the loan and on October 31, 1995 the partners concluded an agreement to dissolve the partnership. As a result, we transferred our 25% ownership interest in the partnership to NI and reversed all of the previously allocated losses. This represents an increase in earnings of $5.0 million for 1995 compared to an allocated loss of $4.1 million in 1994.

      An amended management agreement was also negotiated with The Ritz-Carlton Hotel Company as the hotel operator and a revised ground lease was negotiated with us. We retain ownership of the land (subordinate to a $65 million first mortgage) with a reduced rent, but with important controls related to the use of this property. Additionally, $4.75 million of off-site construction loan debt is to be repaid solely from ground rent and any balance remaining on the loan at January 1, 1999 will be canceled. We will not recognize any ground rent income until 1999.

      We believe this restructuring and commitment from NI gives The Ritz-Carlton Kapalua Hotel the necessary financial foundation and quality management to show continued long-term improvement.

      The owners of the Kapalua Bay Hotel actively tried to sell the hotel since April of last year, but have been unsuccessful in their efforts. In December 1995, the owners filed bankruptcy under Chapter 11 and are presently still trying to conclude a sale. Under terms of our ground lease, we have a right of first refusal regarding any potential sale. Our primary interest is to make sure the hotel is properly positioned with strong financial ownership and experienced quality management.

      Other development activities at the Resort included the sale of one of the remaining five lots in Plantation Estates Phase I. As a result, Plantation Club Associates contributed $152,000 to operating profits. In 1994 the Resort's share of the loss from this joint venture was $766,000. Real estate activity within the Resort slowed during 1995, but prices remained stable.

      Capital expenditures for the Resort water system and sewer capacity decreased from $3.4 million in 1994 to $800,000 in 1995. Last year we completed payment on water system improvements needed to comply with the Environmental Protection Agency Safe Drinking Water Act. On December 12, 1995, the Public Utility Commission ruled favorably on our application for a rate increase for our water and waste treatment companies. This increase provides a fair return on our investment in water system infrastructure and will have a positive impact on our operating results going forward. We also continued our funding of the expansion of the Lahaina Sewage Treatment Plant and expect to make our final payment in 1996. This investment provides us with the required sewage capacity for future development.

      Resort on-going operations posted a profit of $2.3 million in 1995 compared with a profit of $2.8 million in 1994. Resort revenues were $34.3 million in 1995 compared to $34.1 million in 1994. Cash flow from Resort operations increased to $5.0 million from $4.4 million in 1994.

      Our financial performance was not helped by market conditions in the visitor industry. Preliminary figures indicate that while the total number of visitors to Hawaii increased 3% during 1995, Maui had fewer visitors. Resort occupancy at Kapalua remained the same at 56%. This was again well below the average occupancy for Maui as competition in the over-built luxury hotel market remains intense.

      While none of our operations exhibited strong growth during 1995, the decline in profitability was largely due to non-recurring accounting adjustments and administrative expenses coupled with a predicted decline in initiation revenues from The Kapalua Club, our Resort membership program.
This program continued to make a significant financial contribution to overall profitability during its second year of operation. More importantly, with additional members and increased participation, The Kapalua Club is performing its role as a catalyst for developing a feeling of community within the Resort.

      In our recreation departments, the number of paid golf rounds declined by 2% from 1994 levels, but total golf and merchandise revenues were up slightly. Tennis play was comparable with prior year levels and profitability improved.

      Our Kapalua villa program continues to grow with a 7% increase in the number of units in the program, a 10% increase in the number of occupied rooms and a 7% improvement in profitability. The addition of a sales representative in February resulted in a noticeable impact on bookings late in the year.

      The 1995 edition of the Lincoln-Mercury Kapalua International Golf Tournament was the most successful ever and remains the cornerstone of our marketing efforts.

      While our financial progress exhibited over the previous three years stalled in 1995, the company was making major strides in non-financial areas. During the year, all company employees attended CARE training, a comprehensive guest service and company standards training program. This program reinforces our commitment to excellence, not only in our physical plant, but in the total guest experience.

      Last year we also established the Kapalua Nature Society, an organization that will manage our environment-related Resort programs and create an awareness of the environment, culture and history of the Kapalua area.

      For 1996, we expect moderate growth in the Hawaii visitor industry and the Resort real estate market. We, therefore, look for modest improvement in our financial performance and believe Kapalua remains well positioned to show stronger long-term returns.

COMMERCIAL & PROPERTY

      The Company's Commercial & Property business segment produced a substantially lower operating profit in 1995 on about the same level of revenues as compared to 1994. Revenues were $10.1 million compared to $10.6 million in 1994. Operating profit was $3.6 million compared to $5.4 million in 1994. Land sales arising from four transactions contributed a total of $3.4 million profit and cash flow in 1995. The largest of these, the final payment from the State of Hawaii for the 50-acre parcel taken under condemnation for the King Kekaulike High School, was received in June and amounted to $1.8 million. Three other transactions involved the sale of homes on Baldwin Avenue in Makawao which generated $1.6 million in operating profit and cash flow.

      Kaahumanu Center's results were lower than expected due to the depressed level of retail sales on Maui caused by the relatively weak local economy.
Job layoffs in the sugar industry, a low level of construction activity and continued weakness in the visitor industry all combined in 1995 to result in a poor business environment for retailers on the island. Kaahumanu Center, while it has achieved a dominant position as the largest retail center, was negatively affected throughout the year by the weak economy. While Kaahumanu Center's main market has been and will continue to be island residents, the Center has improved its attractions for Maui's visitors.

      JTB, Japan's largest tour company, has signed a lease and started construction of its "Oli Oli Station," a briefing and processing facility for JTB's group tour business.
Approximately 50,000 visitors are expected to use this facility in its first year of operation. Kaahumanu Center is also the terminus for the West Maui, South Maui and Airporter bus systems, effectively Maui's only mass transportation system.

      With an improving visitor market and an improving local economy, Kaahumanu Center is in a position to show improved results in 1996. Napili Plaza, the Company's 44,000 square foot neighborhood shopping center located in west Maui, should benefit even more directly from improving resort occupancy and visitor traffic due to its location.

      Nineteen ninety-six will likely not produce the same levels of profits and cash flow from land sales. However, the Company's commercial properties should, for the reasons mentioned, show better financial results.

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors of Maui Land & Pineapple Company, Inc.:

      We have audited the accompanying consolidated balance sheets of Maui Land & Pineapple Company, Inc. and its subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We did not audit the financial statements of Kaptel Associates, the Company's investment in which was previously accounted for by the equity method. The Company's share of losses in excess of its investment in Kaptel Associates of $4,990,000 as of December 31, 1994, and its share of losses from Kaptel Associates of $4,119,000 and $871,000 for the years ended December 31, 1994 and 1993, respectively, are included in the accompanying financial statements. The financial statements of Kaptel Associates were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kaptel Associates, is based solely on the report of such other auditors.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, based on our audits and the report of the other auditors for 1994 and 1993, such consolidated financial statements present fairly, in all material respects, the financial position of the Companies as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



/S/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Honolulu, Hawaii
February 2, 1996

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1995 and 1994

                                                      1995              1994
                                                      (Dollars in Thousands)
ASSETS
CURRENT ASSETS
      Cash                                            $    166          $  2,269
      Accounts and notes receivable                     13,142            13,507
      Refundable income taxes                              518             1,910
      Inventories
            Pineapple products                          13,920            15,261
            Real estate held for sale                      340               336
            Merchandise, materials and supplies          5,415             4,940
      Prepaid expenses and other assets                  3,053             2,737
                                                      --------          --------
            Total Current Assets                        36,554            40,960
                                                      --------          --------
NOTES RECEIVABLE--REAL ESTATE SALES                        541               541
                                                      --------          --------
INVESTMENTS AND OTHER ASSETS                            11,433            13,716
                                                      --------          --------
PROPERTY
      Land                                               4,469             6,936
      Land improvements                                 41,671            50,386
      Buildings                                         47,625           124,046
      Machinery and equipment                           90,240            92,442
      Construction in progress                           1,170               680
                                                      --------          --------
            Total property                             185,175           274,490
      Less accumulated depreciation                     96,618            94,296
                                                      --------          --------
            Net Property                                88,557           180,194
                                                      --------          --------
TOTAL                                                 $137,085          $235,411
                                                      ========          ========
                                                      1995              1994
                                                      (Dollars in Thousands)
LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
      Notes payable                                   $     --          $ 27,951
      Capital lease obligations                          1,263             1,439
      Trade accounts payable                             5,761             5,596
      Payroll and employee benefits                      3,658             3,178
      Accrued interest                                   1,030             2,379
      Other accrued liabilities                          1,414             1,514
                                                      --------          --------
            Total Current Liabilities                   13,126            42,057
                                                      --------          --------
LONG-TERM LIABILITIES
      Long-term debt                                    34,500            96,138
      Capital lease obligations                          1,727             3,042
      Deferred income taxes                                504             1,847
      Accrued retirement benefits                       22,594            22,077
      Other noncurrent liabilities                       5,764             9,821
                                                      --------          --------
            Total Long-Term Liabilities                 65,089           132,925
                                                      --------          --------
COMMITMENTS AND CONTINGENT LIABILITIES

STOCKHOLDERS' EQUITY
      Common stock--no par value, 1,800,000 shares
      authorized, 1,797,125 shares issued
      and outstanding                                   12,318            12,318
      Retained earnings                                 46,552            48,111
                                                      --------          --------
            Stockholders' Equity                        58,870            60,429
                                                      --------          --------
TOTAL                                                 $137,085          $235,411
                                                      ========          ========
See Notes to Consolidated Financial Statements

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Years Ended December 31, 1995, 1994 and 1993


                                          1995              1994              1993
                                          (Dollars in Thousands Except Per Share Amounts)
REVENUES
Net sales                                 $ 92,758          $ 91,158          $ 96,208
Operating revenue                           28,573            30,760            27,330
Other income                                 4,246             3,964             7,634
                                          --------          --------          --------
      Total Revenues                       125,577           125,882           131,172
                                          --------          --------          --------

COST AND EXPENSES
Cost of goods sold                          70,935            67,623            84,932
Operating expenses                          22,694            23,551            22,577
Shipping and marketing                      16,793            16,568            17,673
General and administrative                  15,160            14,352            18,657
Equity in (earnings) losses
      of joint ventures                     (4,001)            4,844             1,018
Interest                                     7,021             5,682             4,797
                                          --------          --------          --------
      Total Costs and Expenses             128,602           132,620           149,654
                                          --------          --------          --------

LOSS BEFORE INCOME TAX CREDIT               (3,025)           (6,738)          (18,482)
INCOME TAX CREDIT                           (1,466)           (2,829)           (7,423)
                                          --------          --------          --------
NET LOSS                                    (1,559)           (3,909)          (11,059)
                                          --------          --------          --------
RETAINED EARNINGS, BEGINNING OF YEAR        48,111            52,020            64,427
CASH DIVIDENDS DECLARED                         --                --             1,348
                                          --------          --------          --------
RETAINED EARNINGS, END OF YEAR              46,552            48,111            52,020
                                          ========          ========          ========
PER COMMON SHARE
      Net Loss                                (.87)            (2.18)            (6.15)
                                          ========          ========          ========
      Cash Dividends                      $     --          $     --          $    .75
                                          ========          ========          ========

See Notes to Consolidated Financial Statements.

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1995, 1994 and 1993

                                          1995              1994              1993
                                                      (Dollars in Thousands)
OPERATING ACTIVITIES
Net Loss                                  $ (1,559)         $ (3,909)         $(11,059)
Adjustments to reconcile net loss to cash
  provided by operating activities
      Depreciation                          10,202            10,851            10,315
      Deferred income taxes                 (1,471)             (851)            1,066
      Gain on property disposals            (3,408)           (2,966)           (6,517)
      Equity in (earnings) losses
            of joint ventures               (3,850)            4,844             1,018
      Increase in accounts
            and notes receivable              (723)             (469)           (2,179)
      Decrease (increase) in refundable
            income taxes                     1,392             6,054            (7,064)
      Decrease in inventories                  862               575             5,113
      Increase (decrease) in
            trade payables                     573            (4,207)            2,821
      Net change in other operating assets
            and liabilities                    124             1,614             4,126
                                          --------          --------          --------
NET CASH PROVIDED BY (USED IN)
      OPERATING ACTIVITIES                   2,142            11,536            (2,360)
                                          --------          --------          --------
INVESTING ACTIVITIES
Purchases of property                       (5,679)          (43,488)          (30,211)
Proceeds from sale of property               3,469             3,062             6,866
Reimbursement from Kaahumanu
      Center Associates                     11,843                --                --
Payments for other investments              (3,260)             (137)           (1,288)
                                          --------          --------          --------
NET CASH PROVIDED BY (USED IN)
      INVESTING ACTIVITIES                   6,373           (40,563)          (24,633)
                                          --------          --------          --------

FINANCING ACTIVITIES
Payments of long-term debt                 (25,515)          (24,632)          (16,490)
Proceeds from long-term borrowings          16,388            56,558            50,474
Payments of short-term borrowings               --                --            (3,750)
Dividends paid                                  --                --            (1,797)
Payments on capital lease obligations       (1,491)           (1,853)           (1,526)
Contribution by joint venture partner           --                --               312
                                          --------          --------          --------
NET CASH PROVIDED BY (USED IN)
      FINANCING ACTIVITIES                 (10,618)           30,073            27,223
                                          --------          --------          --------

NET INCREASE (DECREASE) IN CASH             (2,103)            1,046               230
CASH AT BEGINNING OF YEAR                    2,269             1,223               993
                                          --------          --------          --------
CASH AT END OF YEAR                       $    166          $  2,269          $  1,223
                                          ========          ========          ========


Supplemental Disclosures of Cash Flow Information and Non-Cash Investing and Financing
Activities:

1.    Cash paid (received) during the year (in thousands):
        Interest (net of
            amount capitalized)           $ 7,339           $  5,753          $  3,265
        Income tax refunds                $(1,205)          $ (7,967)         $   (851)

2.    The $4.7 million loan from Kaptel Associates to the Company has been offset against the cost of the related off-site improvements (see Note 3 to Consolidated Financial
      Statements).

3.    Effective April 30, 1995, the Employees' Retirement System of the State of Hawaii
      converted its $30.6 million loan to an additional 49% ownership in Kaahumanu Center
      Associates (see Note 3 to Consolidated Financial Statements).

4. Capital lease obligations of $1,343,000 in 1994 and $3,533,000 in 1993 were incurred for new equipment.


See Notes to Consolidated Financial Statements.


MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION
      The consolidated financial statements include the accounts of Maui Land & Pineapple Company, Inc. and its wholly-owned subsidiaries, primarily Maui Pineapple Company, Ltd. and Kapalua Land Company, Ltd. Significant intercompany balances and transactions have been eliminated.

INVENTORIES
      Inventories of tinplate, cans, ends and canned pineapple products are stated at cost, not in excess of market value, using the dollar value last-in, first-out (LIFO) method.
      The costs of growing pineapple are charged to production in the year incurred rather than deferred until the year of harvest. For financial reporting purposes, each year's total cost of growing and harvesting pineapple is allocated to products on the basis of their respective market values; for income tax purposes, the allocation is based upon the weight of fruit included in each product.
      Real estate held for sale is stated at the lower of cost or fair value less cost to sell.
      Merchandise, materials and supplies are stated at cost, not in excess of market value, using retail and average cost methods.

INVESTMENTS AND OTHER ASSETS
      Cash surrender value of life insurance policies are reflected net of loans against these policies.
      Investments in joint ventures are accounted for using the equity method.


PROPERTY AND DEPRECIATION
      Property is stated at cost. Major replacements, renewals and betterments are capitalized while maintenance and repairs that do not improve or extend the life of an asset are charged to expense as incurred. When property is retired or otherwise disposed of, the cost of the property and the related accumulated depreciation are written off and the resulting gains or losses are included in income. Depreciation is provided over estimated useful lives of the respective assets using the straight-line method.

POSTRETIREMENT BENEFITS
      The Company's policy is to fund pension cost at a level at least equal to the minimum amount required under federal law, but not more than the maximum amount deductible for federal income tax purposes.
      Deferred compensation plans for certain management employees provide for specified payments after retirement. The present value of estimated payments to be made are accrued over the period of active employment.
      The estimated cost of providing postretirement health care and life insurance benefits is accrued over the period employees render the necessary services.

REVENUE RECOGNITION
      Sales of real estate are recognized as revenues in the period in which sufficient cash has been received, collection of the balance is reasonably assured and risks of ownership have passed to the buyer.

INTEREST CAPITALIZATION
      Interest costs are capitalized during the construction period of major capital projects.

LEASES
      Leases that transfer substantially all of the benefits and risks of the ownership of the property are accounted for as capital leases. Amortization of capital leases is included in depreciation expense. Other leases are accounted for as operating leases.

INCOME TAXES
      The Company's provision for income taxes is calculated using the liability method. Deferred income taxes are provided for all temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates.

USE OF ESTIMATES
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Future actual amounts could differ from those estimates.

NET LOSS PER COMMON SHARE
      Net loss per common share is computed using weighted average number of shares outstanding during the period.

2.    INVENTORIES
      The replacement cost of pineapple product inventories at year-end approximated $26 million in 1995 and 1994. In 1995 and 1993 there were partial liquidations of LIFO inventories; thus, cost of sales included prior years' inventory costs which were lower than current costs. Had current costs been charged to cost of sales, the net loss for 1995 and 1993 would have increased by $54,000 or $.03 per share and $515,000 or $.29 per share, respectively.

3.    INVESTMENTS AND OTHER ASSETS
      Investments and Other Assets at December 31, 1995 and 1994 consisted of the following:

                                                1995              1994
                                                (Dollars in Thousands)
Plantation Club Associates                      $ 3,683           $ 3,996
Cash Surrender Value of Life
      Insurance Policies
      (net of loans totalling $3,088,000)         1,172               761
Deferred Costs                                    4,617             7,344
Other                                             1,961             1,615
                                                -------           -------
      Total                                     $11,433           $13,716
                                                =======           =======

      Deferred costs are primarily off-site construction costs incurred for the Kapalua Resort, which will be allocated to future development projects. At December 31, 1994, deferred costs also included tenant improvement allowances for the Kaahumanu Center, which were being amortized over the life of the related leases.

PLANTATION CLUB ASSOCIATES
      Plantation Club Associates (PCA) is an unincorporated joint venture between Kapalua Land Company, Ltd. (Kapalua) and Rolfing Partners (Rolfing). It was formed in 1988 to finance and develop a third 18-hole golf course and two residential development projects at the Kapalua Resort. Kapalua and Rolfing each contributed $9.3 million in cash to the joint venture. Kapalua also contributed the fee interest in approximately 230 acres of land to be used for the residential projects. Kapalua's basis in the land was nominal and PCA did not assign any cost to the land contributed. Profits and losses of the joint venture are allocated based on the estimated distributions to the partners, which are 85% to Kapalua and 15% to Rolfing. The partnership agreement requires that all major decisions receive unanimous approval of the partners.
      Summarized balance sheet information for PCA as of December 31, 1995 and 1994 and operating information for the three years ended December 31, 1995 follows:

                                                1995        1994
                                                (Dollars in Thousands)

Real estate inventories                         $2,874      $3,207
Other assets                                     1,925       2,185
                                                ------      ------
Total Assets                                     4,799       5,392
Less:  Total Liabilities                           551         519
                                                ------      ------
Partners' Capital                               $4,248      $4,873
                                                ======      ======

                                                1995        1994        1993
Revenues                                        $  672      $5,155      $   1
Costs and expenses                                 481       5,965        174
                                                ------      ------      -----
Net Income (Loss)                               $  191      $ (810)     $(173)
                                                ======      ======      =====

      PCA's real estate inventories as of December 31, 1995 consist of four residential lots in Plantation Estates Phase I and allocated planning and off-site costs related to Plantation Estates Phase II.
      Kapalua's pre-tax share of the joint venture's net income (loss) was $152,000, $(766,000) and $(147,000) for 1995, 1994 and 1993, respectively.
These amounts include expenses incurred by the Company related to the investment (primarily amortization of capitalized interest cost).

KAPTEL ASSOCIATES
      Kapalua Investment Corp. (KIC), a wholly-owned subsidiary of Maui Land & Pineapple Company, Inc. was a 25% general partner in Kaptel Associates, the partnership that owned The Ritz-Carlton Kapalua Hotel. In February of 1995, Kaptel defaulted on its $186 million non-recourse financing arrangement. NI Hawaii Resorts, Inc. (NI), the major general partner, commenced negotiations with the lenders to acquire the indebtedness and on October 31, 1995, the partners of Kaptel concluded an agreement to dissolve the partnership. KIC transferred its interest in the partnership to NI.
      Because of the dissolution agreement, the Company's equity in the losses of Kaptel Associates recorded through June 30, 1995 were reversed in the third quarter of 1995. The net reversal of these losses in 1995 of $4,990,000 was recorded as a credit to equity in (earnings) losses of joint ventures. The Company's share of the partnership's losses for 1994 and 1993 was $4,119,000 and $871,000, respectively.
      Summarized balance sheet information for Kaptel Associates as of December 31, 1994 and operating information for the years ended December 31, 1994 and 1993 follows:

                                                1994
                                          (Dollars in Thousands)

Current assets                                  $  3,507
Property and equipment, net                      155,985
Other assets, net                                 14,681
                                                --------
Total Assets                                     174,173
                                                ========

Current liabilities                                8,355
Financing                                        185,786
                                                --------
Total Liabilities                                194,141
                                                ========

Partners' Deficit                               $(19,968)
                                                ========

                                                1994              1993

Revenues                                        $ 39,750          $ 33,434
Costs and expenses                                56,226            51,435
                                                --------          --------
Net Loss                                        $ 16,476          $ 18,001
                                                ========          ========

      The Company was leasing the 36-acre hotel site to Kaptel under a long-term lease. In 1990, the Company borrowed $4,750,000 from Kaptel for construction of certain off-site improvements related to the hotel property. Principal and interest payments on the loan were payable solely from rental income receivable by the Company under the hotel ground lease. The lease has been renegotiated with the hotel owner, effective January 1, 1996. The Company's fee interest is subordinate to a $65 million first mortgage. Ground rents will be applied against the off-site loan and any balance remaining on the loan at January 1, 1999 will be canceled. For accounting purposes, modification of the lease arrangement has resulted in the off-site loan being offset against the cost of the off-site improvements.

KAAHUMANU CENTER ASSOCIATES
      In June 1993 Kaahumanu Center Associates (KCA) was formed to finance the expansion and renovation of and to own and operate Kaahumanu Center. KCA is a partnership between the Company, as general partner, and the Employees' Retirement System of the State of Hawaii (ERS), as a limited partner. The Company contributed the existing shopping center, subject to the existing first mortgage, and approximately nine acres of adjacent land. ERS contributed $312,000 and made a $30.6 million loan to the partnership. The remainder of the construction cost was funded principally by bank loans.
      The expansion and renovation was substantially complete by the end of November of 1994. Effective April 30, 1995, the ERS converted its $30.6 million loan to an additional 49% ownership in KCA. Effective with the conversion of the ERS loan, the Company and ERS each have a 50% interest in KCA.
      The Company no longer consolidates KCA and is accounting for its investment in KCA by the equity method. The Company has a long-term agreement with KCA to manage the Kaahumanu Center. The Company generates the electricity which is used by the Kaahumanu Center. For the eight months ended December 31, 1995, the Company charged KCA $1,695,000 for management fees and electricity. At December 31, 1995, $843,000 was due to the Company from KCA for management fees, electricity and reimbursable costs.
      Summarized balance sheet information for KCA as of December 31, 1995 and operating information for the eight months ended December 31, 1995 follows:

                                    Dollars in
                                    Thousands
                                    ----------
Current assets                      $  2,658
Property and equipment, net           77,793
Other assets, net                      4,472
                                    --------
Total Assets                          84,923
                                    ========
Current liabilities                    1,576
Noncurrent liabilities                64,019
                                    --------
Total Liabilities                     65,595
                                    ========
Partners' Capital                     19,328
                                    ========
Revenues                               8,991
Costs and expenses                    11,272
                                    --------
Net Loss                            $  2,281
                                    ========

      The Company's share of the losses from KCA for the eight months ended December 31, 1995 was $1,141,000. ERS and the Company each have a 9% cumulative, non-compounded priority right to cash distributions based on their contributions to the partnership (preferred return). For the purpose of calculating the preferred returns, each partner's capital contribution had an agreed upon value of $30.9 million on May 1, 1995. The Company's preferred return is subordinate to the ERS preferred return. As of December 31, 1995, the accumulated unpaid preferred returns were $1.6 million each for ERS and the Company.
      The Company's investment in KCA is a negative $4.6 million and is included in other noncurrent liabilities. The negative balance is a result of recording the Company's initial contribution at net book value of the assets contributed, reduced by the related debt.

4.    BORROWING ARRANGEMENTS
      Short-term bank lines of credit available to the Company at December 31, 1995 were $1.7 million. These lines provide for interest at the prime rate (8.5% at December 31, 1995) plus 3/4% to 1%. There were no borrowings under these lines at December 31, 1995.
      During 1995, 1994 and 1993, the Company had average borrowings outstanding of $67.6 million, $114.2 million and $80 million, respectively, at average interest rates of 9.7%, 8.5% and 7.1%, respectively.
      Long-term debt at December 31, 1995 and 1994 consisted of the following (interest rates represent the rates at December 31):

                                                      1995        1994
                                                      (Dollars in Thousands)
Revolving credit agreement, 8.75% and 9%              $14,500     $27,750
Mortgage loan, 10% (see below)                             --      13,890
Kaptel Associates, 7.7% (see Note 3)                       --       4,750
Employees' Retirement System of the
      State of Hawaii, 9% (see below)                      --      30,588
Senior unsecured notes, 8.86%                          20,000      20,000
Construction Loan, 8.75% (see below)                       --      27,111
                                                      -------     -------
      Total                                            34,500     124,089
Less portion classified as current                         --      27,951
                                                      -------     -------
      Long-term debt                                  $34,500     $96,138
                                                      ========    =======

      The Company has a revolving credit agreement with participating banks under which it may borrow up to $22 million in revolving loans through December 31, 1996. The commitment reduces to $19 million as of December 31, 1996 and terminates on June 30, 1997. In addition, the available commitment is also reduced by 75% of the after-tax net proceeds from the sale of real estate and by the addition of any permanent mortgage financing proceeds. Commitment fees of 1/2% are payable on the unused portions of this credit line. At December 31, 1995, the interest rate on this loan was prime plus 1/4%. The agreement provides for an interest rate reduction to the prime rate if the available commitment is reduced to $15 million. The agreement contains certain financial covenants, including the maintenance of consolidated net worth and working capital at certain levels and limits on the incurrence of other indebtedness and capital expenditures. The loan is collateralized by the Company's three golf courses at the Kapalua Resort. The agreement currently prohibits the Company from declaring any dividends.
      The loan from Kaptel Associates was for the construction of certain off-site improvements related to The Ritz-Carlton Kapalua Hotel (see Note 3).
      The loan from the Employees' Retirement System of the State of Hawaii
(ERS) and the construction loan relate to the expansion and renovation of Kaahumanu Center (see Note 3). After conversion of the ERS loan to equity in KCA, the 10% mortgage loan and 8.75% construction loan were reflected on KCA's separate financial statements.
      In September 1993 the Company concluded a private placement of $20 million in ten-year, 8.86% senior unsecured notes. Mandatory annual principal payments of 20% of the original principal amount will begin in 1999. The agreement includes certain financial covenants which are similar to the Company's revolving credit agreement.
      Maturities of long-term debt during the next five years, from 1996 through 2000, are as follows: $14,500,000 in 1997, $4,000,000 in 1999 and
$4,000,000 in 2000.

5.    POSTRETIREMENT BENEFITS
      In 1979 the Company sold 205,533 shares of common stock to the Employee Stock Ownership Trust (ESOT) for clerical personnel and regular non-bargaining unit employees. Contributions to the ESOT were charged to expense as the unallocated shares held by the ESOT were allocated to the participants' accounts. As of December 31, 1993, there were no unallocated shares. Contributions to the ESOT were based on the debt service requirements of the ESOT acquisition loan. Contributions paid in 1994 and 1993 were $574,000 and $571,000, respectively. The final employee benefit expense of $520,000 was recorded in 1993.
      The Company has defined benefit pension plans covering substantially all regular employees. Pension benefits are based primarily on years of service and compensation levels.
      The projected benefit obligations were determined using discount rates of 7% and 8% as of December 31, 1995 and 1994, respectively, and compensation increases ranging up to 4.5%. The expected long-term rate of return on assets was 8% for 1995 and 1994. The assets of the plans consist primarily of stocks, bonds, real estate and short-term investments.
      Net pension cost for 1995, 1994 and 1993 included the following components:

                                                1995        1994        1993
                                                (Dollars in Thousands)

Service cost--benefits earned during
      the year                                  $  882      $1,078      $  972
Interest cost on projected benefit obligation    2,076       1,963       1,955
Actual return on plan assets                    (5,294)        490      (2,403)
Net amortization and deferral                    2,863      (3,070)       (140)
                                                ------      ------      -------
      Net pension expense                       $  527      $  461      $  384
                                                ======      ======      =======

      The following table sets forth the funded status of the pension plans and the amounts recognized in the balance sheets at December 31:

                                      1995                         1994
                              Assets      Accumulated       Assets      Accumulated
                              Exceed      Benefits          Exceed      Benefits
                              Accumulated Exceed            Accumulated Exceed
                              Benefits    Assets            Benefits    Assets
                                                (Dollars in Thousands)
Actuarial present value of benefit obligations
  Vested benefits             $26,543     $ 1,215           $22,882     $ 1,038
  Nonvested benefits              302          90               298          60
                              -------     -------           -------     -------
  Accumulated benefit
      obligation               26,845       1,305            23,180       1,098
  Effect of assumed increase in
      compensation levels       3,825         284             2,577         255
                              -------     -------           -------     -------
Projected benefit obligation for
  services rendered to date    30,670       1,589            25,757       1,353
Assets of plans at fair value  29,996         663            26,374         533
                              -------     -------           -------     -------
Assets over (under) projected
  benefit obligation             (674)       (926)              617        (820)
Unrecognized net loss           4,290         176             3,836          20
Unrecognized net transition
  (asset) obligation           (3,350)        448            (3,913)        451
Unrecognized prior service cost   351          75               404          83
Adjustment required to
  recognize minimum liability      --        (415)               --        (299)
                              -------     -------           -------     -------
Pension asset (liability)
  recognized in
      balance sheets          $   617     $  (642)          $   944     $  (565)
                              =======     =======           =======     =======

      In addition to providing pension benefits, the Company provides certain health care and life insurance benefits to substantially all retirees. The net periodic cost of these benefits for 1995, 1994 and 1993 consists of the following components:

                                    1995              1994              1993
                                          (Dollars in Thousands)

      Service cost                  $  337            $  433            $  694
      Interest cost                    985             1,056             1,318
      Actual return on plan assets      --                59               (36)
      Net amortization and deferral   (374)             (219)               19
                                    ------            ------            ------
      Net expense                   $  948            $1,329            $1,995
                                    ======            ======            ======
The funded status of these plans as of December 31, 1995 and 1994 was as follows:

                                          1995              1994
                                          (Dollars in Thousands)
Accumulated postretirement
      benefit obligation:
      Retirees                            $ 6,970           $ 6,940
      Fully eligible active
            plan participants               3,159             3,027
      Other active plan participants        4,897             4,335
                                          -------           -------
            Total                          15,026            14,302
Plan assets at fair value                      --                63
                                          -------           -------
Accumulated postretirement benefit obligation
      in excess of plan assets             15,026            14,239
Unrecognized prior service cost             1,766             1,913
Unrecognized net gain                       2,272             2,559
                                          -------           -------
Accrued postretirement benefit obligation
      recognized in balance sheets        $19,064           $18,711
                                          =======           =======

      Plan assets at December 31, 1994 were related to life insurance plans for retirees. The assumed rate of return on the plan assets was 8%. Measurements of the accumulated postretirement benefit obligation as of December 31, 1995 and 1994 were determined using discount rates of 7% and 8%, respectively, and compensation increases ranging up to 4.5%.
      The accumulated postretirement benefit obligation as of December 31, 1995 was determined using a health care cost trend rate of 10% in 1995, decreasing by .5% each year from 1995 through 2004 and 5% thereafter. The accumulated postretirement benefit obligation as of December 31, 1994 was determined using a health care cost trend rate of 10% from 1994 through 2003 and 5% thereafter. The effect of a 1% annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation by approximately $2,571,000 as of December 31, 1995 and the aggregate of the service and interest cost for 1995 by approximately $259,000.
      As of December 1, 1994, certain reductions to the postretirement health care benefit for the Company's prospective pineapple bargaining unit retirees became effective. These benefit reductions resulted in a $1 million reduction of the accumulated benefit obligation, which is being amortized over 14 years beginning in 1994.

6.    REAL ESTATE SALES
      Other income for 1995, 1994 and 1993 includes $3.4 million, $3 million and $6.8 million, respectively, attributable to real estate sales.

7.    LEASES
LESSEE
      Property at December 31, 1995 and 1994 includes capital leases of $10,452,000 and $14,452,000, respectively (accumulated depreciation of $5,840,000 and $6,886,000, respectively).
      Total rental expense under operating leases was $818,000 in 1995, $837,000 in 1994 and $1,109,000 in 1993. A major operating lease covers approximately 1,500 acres used primarily for Pineapple operations.
      Future minimum rental payments under operating leases aggregate $2,636,000 and are payable during the next five years (1996 to 2000) as follows: $625,000, $586,000, $482,000, $376,000, $57,000, respectively, and
$510,000 thereafter.
      Future minimum rental payments under capital leases aggregate $3,301,000 (includes $311,000 representing interest) and are payable from 1996 to 1999 as follows: $1,452,000, $1,102,000, $653,000 and $94,000, respectively.

LESSOR
      The Company leases land, buildings and land improvements. Total rental income under these operating leases were as follows:

                                          1995        1994        1993
                                          (Dollars in Thousands)
Minimum rentals                           $4,569      $5,323      $5,004
Contingent rentals
  (based on sales volume)                  1,235       2,048       1,590
                                          ------      ------      ------
Total                                     $5,804      $7,371      $6,594
                                          ======      ======      ======

      Property at December 31, 1995 and 1994 includes leased property of $18,617,000 and $95,295,000, respectively (accumulated depreciation of $7,402,000 and $12,193,000, respectively).
      Future minimum rental income aggregates $61,672,000 and is receivable during the next five years (1996 to 2000) as follows: $2,620,000, $2,524,000, $2,296,000, $1,872,000, $1,504,000, respectively, and $50,856,000 thereafter.


8.    INCOME TAXES
      The components of the income tax provision (credit) were as follows:

                                          1995        1994        1993
                                          (Dollars in Thousands)
Current                                   $     5     $(1,978)    $(8,489)
Deferred                                   (1,471)       (851)      1,066
                                          -------     -------     -------
      Total                               $(1,466)    $(2,829)    $(7,423)
                                          =======     =======     =======

      A reconciliation between the total provision (credit) and the amount computed using the statutory federal rate of 34% follows:

                                          1995        1994        1993
                                          (Dollars in Thousands)
Federal provision (credit) at
      statutory rate                      $(1,028)    $(2,291)    $(6,284)
Adjusted for
      State income taxes (credits)--
            net of effect on
            federal income taxes             (192)       (350)       (980)
      Appreciated property donation          (228)         --          --
      Other                                   (18)       (188)       (159)
                                          -------     -------     -------
      Total provision (credit) for
            income taxes                  $(1,466)    $(2,829)    $(7,423)
                                          =======     =======     =======

      Deferred tax assets and liabilities were comprised of the following types of temporary differences as of December 31, 1995 and 1994:

                                          1995              1994
                                          (Dollars in Thousands)
Accrued retirement benefits               $ 7,671           $ 7,967
Net operating loss carryforward             4,237             6,691
Minimum tax credit carryforward             2,552             2,515
Accrued liabilities                         1,232               958
Allowance for bad debts                       219               152
                                          -------           -------
      Total deferred tax assets            15,911            18,283
                                          -------           -------
Inventory                                    (461)           (1,016)
Charitable contributions                   (1,311)           (1,174)
Income from partnerships                   (2,095)           (5,869)
Pineapple marketing costs                    (815)             (755)
Deferred condemnation proceeds             (6,580)           (5,990)
Property net book value                    (4,983)           (5,288)
Other                                         (42)              (38)
                                          -------           -------
      Total deferred tax liabilities      (16,287)          (20,130)
                                          -------           -------
      Net deferred tax liabilities        $  (376)          $(1,847)
                                          =======           =======

      At December 31, 1995 the Company had federal income tax net operating loss carryforwards of approximately $10 million, which expire in 2009. The Company also had federal minimum tax credit carryforwards of $2.6 million.
      The Company's federal income tax returns for 1989 through 1994 are under examination by the Internal Revenue Service. The revenue agent's report on these years has not yet been issued and the Company cannot predict the outcome of these examinations.

9.    RESEARCH AND DEVELOPMENT
      Research and development expenses totaled $410,000 in 1995, $375,000 in 1994 and $416,000 in 1993.

10.   CONTINGENCIES & COMMITMENTS
      There are various claims and legal actions pending against the Company. In the opinion of management, after consultation with legal counsel, the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations. The Company has guaranteed the payment of up to $10 million of debt service for Kaahumanu Center Associates. The guaranty will be released by the lender when Kaahumanu Center attains a defined level of net operating income. At December 31, 1995, the Company had commitments under signed contracts of $3.2 million.

11.   CONCENTRATIONS OF CREDIT RISK
      A substantial portion of the Company's trade receivables results from sales of pineapple products, primarily to food distribution customers in the United States. Credit is extended after evaluating creditworthiness and no collateral is generally required from customers. Notes receivable result principally from sales of real estate in Hawaii and are collateralized by the property sold.

12.   DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
      The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Notes and Interest Receivable:
      The fair value of these assets was estimated based on rates currently available for similar types of transactions.

Notes Payable, Long-Term Debt and Accrued Interest:
      The fair value of these liabilities was estimated based on rates currently available to the Company for debt with similar terms and remaining maturities.
      The estimated fair values of the Company's financial instruments at December 31, 1995 and 1994 were as follows:

                                          1995                    1994
                                          (Dollars in Thousands)
                                    Carrying    Fair        Carrying    Fair
                                     Amount     Value        Amount     Value

Notes and Interest Receivable       $   891     $   830     $    731    $    606
Notes Payable, Long-Term Debt
  and Accrued Interest              $38,618     $36,935     $129,909    $122,918

13.   BUSINESS SEGMENTS
      The Company's principal activities are Pineapple, Resort and Commercial & Property. Inter-segment sales were insignificant.
      Pineapple includes growing pineapple, canning pineapple in tin-plated steel containers fabricated by the Company, and marketing canned pineapple products and fresh pineapple.
      Resort includes the development and sale of real estate, property management and the operation of recreational and retail facilities and utility companies at Kapalua on the Island of Maui. It also includes the Company's investments in Plantation Club Associates and Kaptel Associates.
      Commercial & Property includes Kaahumanu Center (investment in Kaahumanu Center Associates, effective May 1, 1995), Napili Plaza shopping center and other land development, property rentals and sales.
      "Operating Profit (Loss)" is total revenues less all expenses except corporate expenses, interest expense and income taxes. Assets identifiable by activity are those assets that are used in the operations of each activity.
      Neither total export sales nor sales to any single customer exceeded 10% of consolidated revenues.

NOTES TO FINANCIAL STATEMENTS
                                          1995        1994        1993
                                          (Dollars in Thousands)

Revenues
      Pineapple                           $ 81,052    $ 81,044    $ 86,033
      Resort                                34,330      34,109      31,455
      Commercial & Property                 10,123      10,617      13,635
      Corporate                                 72         112          49
                                          --------    --------    --------
            Total Revenues                 125,577     125,882     131,172
                                          ========    ========    ========
Operating Profit (Loss)
      Pineapple                             (3,548)       (867)    (16,223)
      Resort (1)                             7,338      (2,203)     (1,614)
      Commercial & Property (2)              3,603       5,357       9,085
                                          --------    --------    --------
            Total Operating Profit (Loss)    7,393       2,287      (8,752)
                                          --------    --------    --------
Corporate Expenses--Net                     (3,397)     (3,343)     (4,933)
Interest Expense                            (7,021)     (5,682)     (4,797)
                                          --------    --------    --------
  Loss Before Income Tax Credit             (3,025)     (6,738)    (18,482)
                                          ========    ========    ========
Depreciation
      Pineapple                              5,112       5,561       4,957
      Resort                                 3,492       3,689       3,839
      Commercial & Property                  1,355       1,309       1,111
      Corporate                                243         292         408
                                          --------    --------    --------
            Total Depreciation              10,202      10,851      10,315
                                          ========    ========    ========
Capital Expenditures
      Pineapple                              1,442       1,148       8,173
      Resort                                   975       1,851       2,091
      Commercial & Property                    634      40,427      28,057
      Corporate                                243          75         507
                                          --------    --------    --------
            Total Capital Expenditures       3,294      43,501      38,828
                                          ========    ========    ========
Identifiable Assets
      Pineapple                             66,877      71,343      78,634
      Resort                                57,462      64,415      66,829
      Commercial & Property                  8,405      94,475      54,638
      Corporate                              4,341       5,178      11,487
                                          --------    --------    --------
            Total Assets                  $137,085    $235,411    $211,588
                                          ========    ========    ========

(1) Resort operating profit (loss) includes the Company's equity in the earnings (loss) of Plantation Club Associates of $152,000 for 1995, $(766,000) for 1994 and $(147,000) for 1993. Resort operating profit
      (loss) also includes the Company's equity in the loss of Kaptel Associates of $4,119,000 for 1994 and $871,000 for 1993 and the reversal of previous equity in losses of $4,990,000 in 1995.
(2) Commercial & Property includes the Company's equity in the loss of Kaahumanu Center Associates of $1,141,000 for the eight months ended December 31, 1995.


COMMON STOCK

      In compliance with the terms of a loan agreement the Company may not declare any dividends in 1996.

      At February 1, 1996, there were 411 shareholders of record.

      Stock is traded over the counter nationally. The range of common stock bid prices which follow were supplied by the National Quotation Bureau Incorporated and do not include retail markup, markdown or commission:

                              First       Second      Third       Fourth
                              Quarter     Quarter     Quarter     Quarter

1995        High               52          52          51          52
            Low                40          38          39          30
1994        High              105          90          71          70
            Low                90          65          63          40

SELECTED FINANCIAL DATA

                              1995        1994        1993        1992        1991
                                    (Dollars in Thousands Except Per Share Amounts)
FOR THE YEAR
Summary of Operations
  Revenues                    $125,577    $125,882    $131,172    $147,049    $132,560
  Cost of goods sold            70,935      67,623      84,932      81,147      82,001
  Operating expenses            22,694      23,551      22,577      20,762      19,149
  Shipping and marketing        16,793      16,568      17,673      15,917      14,907
  General and
      administrative            15,160      14,352      18,657      16,578      14,314
  Equity in (earnings) losses
      of joint ventures         (4,001)      4,844       1,018          11      (7,805)
  Interest expense               7,021       5,682       4,797       4,031       4,253
  Income Taxes (Credit)         (1,466)     (2,829)     (7,423)      2,183       1,922
  Income (loss) before cumulative effect of
      accounting changes        (1,559)     (3,909)    (11,059)      6,420       3,819
  Cumulative effect of
      accounting changes            --          --          --      (7,673)         --
  Net Income (Loss)             (1,559)     (3,909)    (11,059)     (1,253)      3,819

Per Common Share
  Income (loss) before cumulative effect of
      accounting changes          (.87)      (2.18)      (6.15)       3.57        2.13
  Cumulative effect of
      accounting changes            --          --          --       (4.27)         --
  Net Income (Loss)               (.87)      (2.18)      (6.15)       (.70)       2.13

Pro Forma Amounts Assuming
  Inventory Accounting Principle
  was Applied Retroactively
      Net Income (Loss)             --          --          --      (2,138)      4,088
      Net Income (Loss) Per
            Common Share            --          --          --       (1.19)       2.28

Other Data
  Cash dividends
      Amount                        --          --       1,348       1,797       1,797
      Per common share              --          --         .75        1.00        1.00
  Depreciation                $ 10,202    $ 10,851    $ 10,315    $  9,774    $  9,215
  Return on beginning
      stockholders' equity       (2.6%)      (6.1%)     (14.5%)      (1.6%)       5.0%
  Percent of net income (loss)
      to revenues                (1.2%)      (3.1%)      (8.4%)      (0.9%)       2.9%

AT YEAR END
Current assets less
  current liabilities (1)     $ 23,428    $ (1,097)   $ 29,398    $ 26,233    $ 20,158
Ratio of current assets
  to current liabilities (1)      2.78         .97        2.47        2.33        2.28
Property, net of
  depreciation (2)            $ 88,557    $180,194    $148,774    $121,045    $117,077
Total assets (2)               137,085     235,411     211,588     177,544     162,434
Long-term debt and
  capital leases (3)            36,227      99,180      96,108      60,569      57,971
Stockholders' equity
      Amount                    58,870      60,429      64,321      76,187      78,729
      Per common share        $  32.76    $  33.63    $  35.79    $  42.40    $  43.81
Common shares outstanding     1,797,125   1,797,125   1,797,125   1,797,125   1,797,125

(1) At December 31, 1994, current liabilities exceeded current assets because borrowings totaling $27.8 million on a revolving credit commitment were classified as current. The commitment has since been amended and borrowings under this line were classified as noncurrent at December 31, 1995 (see Note 4)

(2) Property, net of depreciation, and Total assets decreased in 1995 primarily because, as of April 30, 1995, the Company no longer consolidates Kaahumanu Center Associates (see Note 3).

(3) Long-term debt decreased in 1995 primarily because the debt related to the renovation and expansion of Kaahumanu Center is reflected on the separate financial statements of Kaahumanu Center Associates as of April 30, 1995 (see Note 3).



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

1995 vs. 1994

CONSOLIDATED
      The Company reported a consolidated net loss of $1.6 million for 1995. For 1994 the Company incurred a consolidated net loss of $3.9 million. The primary reason for the reduced loss in 1995 was the reversal of the Company's previous equity in losses of Kaptel Associates. In October 1995, the Company transferred its interest in Kaptel to the major general partner and reversed losses recorded through June 30, 1995 into income in the third quarter of 1995 (see Note 3 to Consolidated Financial Statements). Income from the reversal of these losses was partially offset by higher operating losses from the Company's Pineapple operations and lower operating profits from ongoing Resort operations and the Commercial & Property segment.
      General and administrative expenses increased by approximately 5.6%, largely due to higher bad debt and workers compensation expenses. These increases were partially offset by lower expenses for postretirement medical costs, primarily as a result of changes in medical inflation assumptions.
      Interest expense increased by 24% in 1995 compared to 1994. The increase was primarily the result of a high debt level for the first four months of 1995 arising from the Kaahumanu Center expansion project (see Note 3 to Consolidated Financial Statements) and higher average interest rates.

PINEAPPLE
      Revenues from Pineapple operations were about the same in 1995 as in 1994. Higher average prices in 1995 were partially offset by lower case volume of sales.
      The operating loss from Pineapple operations increased from $867,000 to $3.5 million. The higher operating loss in 1995 resulted from higher production costs which increased cost of sales and from increased general and administrative costs.
      Shipping and selling expense for 1995 was about the same as in 1994 as lower sales volume was offset by an increase in ocean freight rates.
      Higher production costs in 1995 were largely due to hot, dry weather conditions which resulted in smaller than normal, porous fruit. This lower quality fruit reduced pineapple yields and recoveries, which in turn increased per unit production costs. In 1995, there was a partial liquidation of LIFO inventories, which resulted in lower costs from prior years being included in cost of sales. Cost of sales for 1995 would have been higher by $104,000 based on current production costs.

RESORT
      Revenues from the Kapalua Resort were $34.3 million in 1995 compared to $34.1 million in 1994. The segment contributed an operating profit of $7.3 million in 1995 compared to an operating loss of $2.2 million in 1994. Operating profit for 1995 includes $5 million representing the reversal of the Company's equity in prior year losses of Kaptel Associates. The operating loss for 1994 included $4.1 million of losses from Kaptel Associates. Plantation Club Associates contributed $152,000 to operating profits for 1995 while for 1994 the Resort's share of the loss was $766,000.
      Resort occupancies were about the same in 1995 compared to 1994. Merchandise sales were lower by 2%. Revenues from the Resort membership program decreased by 34% and real estate sales commissions declined by 45%. These declines were offset by increased revenues from golf operations and The Kapalua Villas. Paid rounds of golf decreased by 2%, but overall revenues from golf operations increased because of higher average rates. The number of occupied rooms at The Kapalua Villas increased by 10% and revenues increased by 12%.
      In total, Resort recreation and retail operations contributed lower operating profits in 1995. Higher expenses related to commercial leases and increased general and administrative expenses further reduced 1995 operating profits.

COMMERCIAL & PROPERTY
      Revenues of $10.1 million in 1995 from Commercial & Property was lower by $.5 million compared to 1994. Operating profits for 1995 decreased by $1.8 million, from $5.4 million in 1994 to $3.6 million for 1995. Lower revenues in 1995 were primarily the result of exclusion of Kaahumanu Center Associates
(KCA) from the Company's consolidated financial statements since May 1995. Increased revenues from land sales in 1995 partially offset the decrease attributable to KCA.
      As of April 30, 1995, the Employees Retirement System of the State of Hawaii converted its $30.6 million loan to KCA to an additional 49% equity interest in the partnership. Accordingly, as of April 30, 1995, the Company no longer consolidated KCA and, instead, accounted for the investment by the equity method.
      Lower operating profits in 1995 resulted from the Company's equity in the losses of KCA for the last eight months of 1995. These losses are largely attributable to higher interest and depreciation expenses related to the expansion and renovation of Kaahumanu Center.


1994 vs. 1993

CONSOLIDATED
      The Company reported a consolidated net loss for the year 1994 of $3.9 million. This compares to a consolidated net loss of $11 million for 1993. The principal reason for the improved results was a decrease in the loss from the Pineapple operations. These improved results more than offset increased losses from joint venture investments at the Kapalua Resort and a lower amount of income from land sales. Other income for 1994 includes $3 million from the sale of land; other income for 1993 included $6.8 million attributable to land sales.
      General and administrative expenses decreased in 1994 by 23% as compared to the year 1993. Company-wide cost reduction efforts were principally responsible for this improvement. A large part of the decrease was attributable to lower personnel costs, including a decrease in postretirement medical benefits, a restructuring of the medical plans for current employees and a decrease in the number of personnel through early retirements and job consolidations. Also, there was no employee benefit expense associated with the Company's ESOP in 1994 because all stock had been allocated to participants' accounts as of December 31, 1993.
      Interest expense increased in 1994 by 18% because of higher average rates and higher borrowings. Borrowings and the amount of interest capitalized increased in 1994 because of the expansion and renovation of Kaahumanu Center. Construction at the Center was substantially completed by the end of November 1994.

PINEAPPLE
      Revenue from Pineapple operations decreased by 6% in 1994 and the operating loss from Pineapple operations decreased from $16.2 million in 1993 to $867,000 in 1994. The improved results were principally due to cost reductions.
      Revenues decreased due to lower case volume of sales and to slightly lower sales prices. Revenues from the fresh fruit operations increased in 1994 compared to 1993 due to higher sales volumes.
      The number of cases packed in 1994 increased by approximately 2%, but the per unit production cost decreased substantially. The cost reduction was accomplished by job consolidations, reduced overtime, layoffs and other measures to cut costs and to increase efficiency. In 1993 there was a partial liquidation of LIFO inventories which resulted in lower costs from prior years being included in cost of sales. Cost of sales for 1993 would have been higher by $858,000 based on 1993 production costs.
      Shipping and selling costs, which includes freight, brokerage and warehousing costs, decreased by 17% due largely to lower case volume of sales. Also, inventory levels at the end of 1992 were higher than normal which resulted in higher warehousing and other holding costs in 1993.

RESORT
      Revenues from the Kapalua Resort increased by 8%, from $31.5 million in 1993 to $34.1 million in 1994. The operating loss attributable to the Resort increased from $1.6 million in 1993 to $2.2 million in 1994. The increased loss was largely due to the Company's share of losses from joint ventures which are accounted for on the equity method (see Note 3 to Consolidated Financial Statements). Excluding these losses, Resort operations produced operating profits in 1994 compared to operating losses for 1993.
      Resort occupancies increased in 1994 as compared to 1993. The Kapalua Villas contributed a 17% increase in revenues. Paid rounds of golf decreased by approximately 3%, but revenues from the golf operations increased by 2% due to higher average rates. Revenues attributable to merchandise sales increased by 2%. In 1994 a new Resort membership program was initiated which also contributed to the increase in revenues.
      The improved results for the Resort's on-going operations were also attributable to reductions in operating costs and improved retail margins.

COMMERCIAL & PROPERTY
      Revenues from Commercial & Property decreased from $13.6 million in 1993 to $10.6 million for 1994 and operating profits decreased by $3.7 million from $9.1 million to $5.4 million. The decreases were largely due to lower revenues from land sales and condemnation proceeds which were included in 1993.
      Decreased revenues from land sales and condemnations were partially offset by higher revenues from Kaahumanu Center and Napili Plaza. Increased revenues from Kaahumanu Center had a more pronounced effect in the third and fourth quarters of 1994 compared to 1993 as the renovation work neared completion and the space occupied by tenants increased. Revenues from Napili Plaza also increased due to higher occupancies of leasable area.

LIQUIDITY, CAPITAL RESOURCES AND OTHER
      At December 31, 1995, the Company's total debt, including capital leases, was $37.5 million compared to $128.6 million at the end of 1994. The decrease was primarily the result of Kaahumanu Center Associates (KCA) being accounted for by the equity method and not being included in the Company's consolidated financial statements at December 31, 1995 and the receipt of reimbursements from KCA for construction costs. The removal of the Kaptel Associates loan from the Company's balance sheet and positive cash flows from operating activities also contributed to reducing the Company's debt.
      In March 1996 the Company's $22 million revolving credit agreement was extended to June 30, 1997. The commitment reduces to $19 million on December 31, 1996. In addition, the available commitment is also reduced by 75% of the after-tax net proceeds from the sale of real estate and by the addition of any permanent mortgage financing proceeds.
      In 1996 capital expenditures are expected to be approximately $7 million. These expenditures are for new equipment and replacements considered essential to the Company's current operations.
      In addition to these capital expenditures the Company expects to contribute approximately $1.2 million to the County of Maui for its share of increased capacity in the West Maui sewer system. This expenditure represents the balance of the $4.3 million total contribution to this project.
      In June 1995 a final ruling by the International Trade Commission (ITC) allowed import duties averaging 24.6% to be imposed on Thai pineapple producers. The ruling was the result of an anti-dumping petition filed by Maui Pineapple Company, Ltd. and the International Longshoremen's and Warehousemen's Union in 1994 which alleged that Thailand's canned pineapple producers were breaking United States and international trade laws by selling in the U.S. below their production costs. Moderate price increases have occurred in the marketplace since the ITC decision was announced. In September 1995 Thai pineapple producers filed appeals with the U.S. Court of International Trade. The Company does not expect any ruling on the appeal until December 1996.
      The Company as a partner in various partnerships may, under certain circumstances, be called upon to make additional capital contributions (see
Note 3 to Consolidated Financial Statements).

IMPACT OF INFLATION AND CHANGING PRICES
      The Company uses the LIFO method of accounting for its pineapple inventories. Under this method the cost of products sold approximates current cost and during periods of rising prices the ending inventory balance is below current cost. The replacement cost of pineapple inventory was $26 million at December 31, 1995.
      Most of the land owned by the Company was acquired from 1911 to 1932 and is carried at cost. A small portion of "Real Estate Held for Sale" represents land cost. Replacements and additions to the Pineapple operations occur every year and some of the assets presently in use were placed in service in 1934. At Kapalua some of the fixed assets were constructed and placed in service in the mid-to-late 1970s. Depreciation expense would be considerably higher if fixed assets were stated at current cost.





MAUI LAND & PINEAPPLE COMPANY, INC.
Officers

President & Chief Executive Officer
Gary L. Gifford

Executive Vice President/Finance & Treasurer
Paul J. Meyer

Executive Vice President/Pineapple
Douglas R. Schenk

Executive Vice President/Resort
Donald A. Young

Vice President/Retail Property
Scott A. Crockford

Vice President/Human Resources
Julie L. Salady

Vice President/Land Management
Warren A. Suzuki

Secretary
Adele H. Sumida

Controller & Assistant Treasurer
Ted L. Proctor


Directors

Mary C. Sanford--Chairman
Chairman of the Board
Maui Publishing Company, Ltd.

Richard H. Cameron--Vice Chairman
Publisher
Maui Publishing Company, Ltd.

Peter D. Baldwin
President
Baldwin Pacific Corporation

Joseph W. Hartley, Jr.
Retired President & CEO
Maui Land & Pineapple Company, Inc.

Randolph G. Moore
Chief Executive Officer
Kaneohe Ranch

Fred E. Trotter III
President
F. E. Trotter, Inc.

Mrs. J. Walter Cameron--Director Emeritus
Director
Maui Publishing Company, Ltd.

Andrew T. F. Ing--Director Emeritus
Chairman of the Board
Denis Wong and Associates




Audit and Compensation Committees

Peter D. Baldwin
Richard H. Cameron
Joseph W. Hartley, Jr.
Andrew T. F. Ing
Randolph G. Moore--Chairman, Audit
Mary C. Sanford
Fred E. Trotter III--Chairman, Compensation

PRINCIPAL SUBSIDIARIES

MAUI PINEAPPLE COMPANY, LTD.
Officers

President & Chief Executive Officer
Douglas R. Schenk

Executive Vice President/Sales & Marketing
James B. McCann

Executive Vice President/Finance & Treasurer
Paul J. Meyer

Vice President/Cannery
Eduardo E. Chenchin

Vice President/Plantations
L. Douglas MacCluer

Secretary
Adele H. Sumida

Controller
Stacey M. Jio

Assistant Treasurer
Ted L. Proctor

Directors

Mary C. Sanford--Chairman
Richard H. Cameron--Vice Chairman
Peter D. Baldwin
Douglas B. Cameron
Gary L. Gifford
Joseph W. Hartley, Jr.
Andrew T. F. Ing
Paul J. Meyer
Randolph G. Moore
Claire C. Sanford
Douglas R. Schenk
Douglas R. Sodetani
Fred E. Trotter III
Mrs. J. Walter Cameron--Director Emeritus



KAPALUA LAND COMPANY, LTD.
Officers

President & Chief Executive Officer
Donald A. Young

Executive Vice President/Finance & Treasurer
Paul J. Meyer

Vice President/Administration & Support Operations
Robert P. Derks

Vice President/Development
Robert M. McNatt

Vice President/Resort Operations
Gary M. Planos

Vice President/Marketing & Real Estate
Margaret A. Santos

Secretary
Adele H. Sumida

Controller
Russell E. Johnson

Assistant Treasurer
Ted L. Proctor

Directors

Mary C. Sanford--Chairman
Richard H. Cameron--Vice Chairman
Peter D. Baldwin
Gary L. Gifford
Joseph W. Hartley, Jr.
Andrew T. F. Ing
Paul J. Meyer
Randolph G. Moore
Jared B. H. Sanford
Douglas R. Sodetani
Fred E. Trotter III
Donald A. Young
Mrs. J. Walter Cameron--Director Emeritus