Form 10-K405, Exhibit 13
period 1996-12-31
MAUI LAND & PINEAPPLE CO INC
filed 1997-03-26
CIK 63330

MAUI LAND & PINEAPPLE COMPANY, INC.
ANNUAL REPORT
1996

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

      The Company owns approximately 28,600 acres on the island of Maui, of which about 8,100 acres are used directly or indirectly in the Company's operations. Approximately 2,160 people were employed by the Company in 1996 on a year-round or seasonal basis.

      Maui Pineapple Company, Ltd. is the operating subsidiary for Pineapple. Its canned pineapple, pineapple juice, and fresh pineapple are found in supermarkets throughout the United States. The canned pineapple products are sold as store-brand pineapple with 100% HAWAIIAN U.S.A.TM imprinted on the can lid. In addition, the products are sold through institutional, industrial and export distribution channels.

      Kapalua Land Company, Ltd. is the development and operating subsidiary for the Kapalua Resort. The Kapalua Resort is a master-planned golf resort community on Maui's northwest coast. The property encompasses 1,650 acres bordering the ocean with three white sand beaches.

      Commercial & Property includes the operations of various properties, including Kaahumanu Center, the largest retail and entertainment center on Maui. It also includes the Company's land entitlement and management activities and land sales which are not part of the Kapalua resort.

10-K REPORT
Shareholders who wish to receive, free of charge, a copy of the Company's 10-K Report to the Securities and Exchange Commission may write to:

      Corporate Secretary
      Maui Land & Pineapple Company, Inc.
      P. O. Box 187
      Kahului, Hawaii 96733-6687

ANNUAL MEETING
The Annual Meeting of Shareholders of the Company will be held at 9:00 a.m. on Friday, May 2, 1997, in the Corporate Office courtyard of Maui Land & Pineapple Company, Inc., 120 Kane Street, Kahului, Hawaii.

OFFICES
Corporate Offices                         Pineapple Marketing Office

Maui Land & Pineapple Company, Inc.       Maui Pineapple Company, Ltd.
P. O. Box 187                             P. O. Box 4003
Kahului, Hawaii  96733-6687               Concord, California  94524-4003
Telephone:  808-877-3351                  Telephone:  510-798-0240
Fax:  808-871-0953                        Fax:  510-798-0252
http://www.mauiland.com

Maui Pineapple Company, Ltd.
P. O. Box 187
Kahului, Hawaii  96733-6687
Telephone:  808-877-3351
Fax:  808-871-0953
http://www.mauiland.com/mauipine/

Kapalua Land Company, Ltd.
1000 Kapalua Drive
Kapalua, Hawaii  96761-9028
Telephone:  808-669-5622
Fax:  808-669-5454
http://www.kapaluamaui.com

Kaahumanu Center
275 Kaahumanu Avenue
Kahului, Hawaii   96732-1612
Telephone:  808-877-3369
Fax:  808-877-5992
http://www.maui.net/~kcenter/

Transfer Agent & Registrar                Independent Auditors

ChaseMellon Shareholder Services          Deloitte & Touche LLP
85 Challenger Road                        1132 Bishop Street, Suite 1200
Ridgefield Park, New Jersey   07660       Honolulu, Hawaii   96813-2870
Telephone:  800-356-2017                  Telephone:  808-543-0700


MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
FINANCIAL HIGHLIGHTS

                                          1996              1995              1994
                                                      (Dollars in Thousands
                                                      Except Per Share Amounts)

REVENUES
      Pineapple                           $  95,700         $  81,052         $  81,044
      Resort                                 35,676            34,330            34,109
      Commercial & Property                   4,850            10,123            10,617
      Corporate                                 109                72               112
                                          ---------         ---------         ---------
            Total                           136,335           125,577           125,882
                                          =========         =========         =========


NET LOSS                                       (747)           (1,559)           (3,909)
                                          =========         =========         =========
NET LOSS PER COMMON SHARE                 $    (.42)        $    (.87)        $   (2.18)
                                          =========         =========         =========
AVERAGE COMMON SHARES OUTSTANDING         1,797,125         1,797,125         1,797,125

TOTAL ASSETS                              $ 132,851           137,085         $ 235,411

CURRENT RATIO                                  2.23              2.78               .97

LONG-TERM DEBT and CAPITAL LEASES         $  28,898         $  36,227         $  99,180

STOCKHOLDERS' EQUITY                         58,033            58,870            60,429

STOCKHOLDERS' EQUITY PER COMMON SHARE     $   32.29             32.76         $   33.63

EMPLOYEES                                     2,160             1,990             2,020


TO OUR SHAREHOLDERS AND EMPLOYEES


      Nineteen ninety-six was an important year for the Company. Major effort was put into analyzing our resources and businesses and into developing a strategic plan to maximize the Company's profitability and long-term financial performance. The strategic plan incorporates changes to our product mix, the way we produce our products, and how we maximize use of our resources. In addition to the strategic planning effort, the pace of fundamental improvements in our businesses referred to in our letter last year continued in 1996. These improvements added value to the Company and increased operating efficiency.
      The 1996 net loss of $747,000 was a modest improvement from the 1995 net loss of $1.6 million. A more appropriate year-to-year comparison would involve deleting the $5 million non-cash income recorded in 1995 from reversal of the prior years' losses of Kaptel Associates. On that basis, the net loss improved by $4 million from 1995 to 1996.
      Revenues in 1996 increased by 9 percent to $136 million from $126 million due to higher case volume of pineapple product sold and higher average prices, reflecting for the first time in a number of years reasonable market conditions for our pineapple products. The operating results from our major business segments, Pineapple, Resort and Commercial & Property, were a $4 million profit, a $2.2 million profit and a $105,000 profit, respectively. This compares to operating results of a $3.5 million loss, a $7.3 million profit, and a $3.3 million profit, respectively, for Pineapple, Resort and Commercial & Property in 1995. It should be noted that Pineapple recorded a year-to-year improvement in operating profit of $7.5 million and that Resort operating profit, when adjusted for the 1995 Kaptel non-cash income, recorded a small year-to-year decrease in operating profit of $148,000. Commercial & Property operating profit for 1995 includes four months of consolidated results from Kaahumanu Center prior to conversion to the equity accounting method, and also includes land sales which resulted in operating profit of $3.4 million in 1995 compared to land sales which resulted in operating profit of $700,000 in 1996.
      The substantial progress made in 1996 in returning our pineapple business to profitability was, for the second consecutive year, hampered by very dry weather. Almost zero rainfall for five months last summer in many of our fields resulted in lower fruit quality, which was made worse by unusually heavy rainfall in November and December. As a result, production was lower than we expected by 300,000 cases of pineapple product and average production cost per case was substantially higher than expected. The effect of this extraordinary weather pattern was to reduce the operating profit we expected from pineapple by over $2 million. Growing conditions since December of 1996 have been more normal and we expect 1997 to be an improved production year.
      With the cooperation of a neighboring sugar producer, Hawaiian Commercial & Sugar Co. ("HC&S"), the County of Maui, and State Department of Health officials, an operating problem for our pineapple cannery was successfully resolved in 1996. Approval was received and construction commenced on a pipeline to carry washdown and clean cooling water from the cannery approximately two miles to HC&S' sugar cane fields for reuse as irrigation water. This excellent cooperative effort will allow us to discontinue using deep injection wells and to recycle a substantial amount of non-potable water.
      Good progress was made in developing new product opportunities in 1996. Cannery modifications are underway that will allow us to efficiently produce and package high quality, chilled, pre-cut pineapple. We are developing proprietary pre-cut products as well as working with other food companies as a supplier. We believe the revenues and profit margins from the fresh, pre-cut product line, our new tropical fruit product and other new products, as well as improved operating efficiency will result in continued improvement in operating profit for the Pineapple business in 1997.
      While generally improved economic conditions in Asia and the U.S. mainland resulted in an increased number of visitors to Hawaii on a statewide basis, the full year growth in visitor arrivals to Maui was less than 1 percent. We believe the relatively short runway at Kahului Airport, which does not allow fully-laden direct flights to and from international and mainland destinations, remains the most serious impediment to the health of our key visitor industry. Maui consistently has been rated the best island vacation destination worldwide by Conde' Nast, which would indicate strong demand for Maui as a vacation destination. We are convinced that safe and convenient direct access by air travel remains a fundamental requirement of
our visitors and for a healthy visitor business segment.   We believe the Maui
community must aggressively support an extended runway at Kahului Airport as a vital improvement in our transportation system.
      Kapalua's overall occupancy increased by 8 percent over 1995 levels due to substantially higher occupancy at The Ritz-Carlton Kapalua and at the Company's Kapalua Villas. We are extremely pleased with the well deserved recognition the Ritz-Carlton received from AAA and Travel & Leisure Magazine last fall. The extensive renovation of the Kapalua Bay Hotel planned by its new owner, The Yarmouth Group, for later this year will have a temporary negative effect on resort occupancy in 1997. However, we believe the renovation and excellent management capabilities of the Halekulani organization, which now operates the Kapalua Bay Hotel, will result in improved occupancy and better operating results for the resort in years to come.
      As discussed in greater detail later in this report, Resort operating profit in 1996 was negatively affected by the reduced land lease rent from the Kapalua Bay Hotel associated with the change in ownership of the hotel in September 1996. We expect the rental revenue from this property to increase over the next three years. Operating profit from resort operations benefited from the first full year of higher sewer and water rates, which served to reduce the net cost of providing services to the Kapalua resort community. Higher marketing expenses and operating costs in the resort's recreational and retail activities and reduced land lease rent, however, resulted in operating profit from resort operations declining by 10 percent from 1995.
      Resort land development activities benefited from a small but encouraging improvement in resort property sales, including three lot sales at the Plantation Estate project, two of which should close in 1997. We are hopeful that demand for resort property will continue to improve in 1997 and that we will be able to take advantage of opportunities to improve the quality and scope of the Kapalua resort community.
      The Company's Commercial & Property business segment produced lower operating profits in 1996 for a number of reasons which are discussed in greater detail in a later section of this report. The largest commercial property on Maui, Kaahumanu Center, made considerable progress in terms of operating results and new tenants. Unfortunately, a number of tenants with national affiliations were forced to close their doors primarily due to difficult mainland retail market conditions. The awards and recognition Kaahumanu Center received in 1996 from the International Council of Shopping Centers were gratifying. Even more satisfying has been the acceptance of the Center by the Maui community in its first full year of expanded operation.
      At the end of 1996, the Company's consolidated debt, including capital leases, totaled $30.2 million, a $7.3 million reduction from year-end 1995, a $98.4 million reduction from year-end 1994, and a $67.8 million reduction from year-end 1993. Part of this reduction in debt is the result of a change in 1995 to the equity method of accounting for the investment in Kaahumanu Center Associates. We expect to make further progress in reducing the Company's debt in 1997 and to reach the targeted level of financial leverage for the Company. Despite the small dividend declared and paid in the fourth quarter, our key goal of resuming a consistent level of dividends remains elusive and dependent on further debt reduction and consistent operating cash flow and net profit.
      In September of 1996, The Nature Conservancy, a leading national conservation organization, presented its President's Award to the Company for our conservation activities on the Company's Puu Kukui watershed lands in West Maui. The Puu Kukui activities are a cooperative effort among the Company, The Nature Conservancy and the State of Hawaii, which provides a portion of the funding. This national award as the leading corporate sponsor of a conservation effort and the assistance from The Nature Conservancy and the State are greatly appreciated.
      We are disappointed that 1996 did not allow us to report a substantial level of net profit. We believe the changes made to our businesses and the commitment to our goal of sustained profits will yield results in 1997 and the future.
      Thank you for your continued support.


/S/ MARY C. SANFORD
Mary C. Sanford
Chairman


/S/ GARY L. GIFFORD
Gary L. Gifford
President & CEO


February 7, 1997

PINEAPPLE


      In 1996 Maui Pineapple Company, Ltd. recorded a $4 million operating profit. Although this operating profit was less than expected, it is a $7.5 million improvement from the 1995 loss of $3.5 million, and it is Pineapple's first profit since 1992. These improved financial results are primarily due to higher case sales volume and higher pricing in the marketplace.
      Pineapple's overall case sales volume increased by 11% in 1996. Pricing remained firm throughout the year and was higher than 1995. Total canned fruit sales increased 10%, led by grocery fruit, our largest solid pack segment. Most other canned fruit business categories also enjoyed increases, except export fruit where sales volume declined sharply due to a combination of economic and competitive factors in the Japanese market. Total canned juice sales case volume increased by 12%. Major juice case volume gains came from the government, grocery and inter-canner segments. Sales volume of
institutional and export juice declined 7% and 41%, respectively.   Export
juice represents a small percentage of our juice business, so this large decline did not seriously affect sales and profits. Concentrate sales volume increased 28% due to favorable marketplace demand.
      Total fresh fruit sales declined 8%, primarily due to reduced supply of fruit for this market segment. Fresh fruit sales in Hawaii were flat while Jet Fresh U.S. mainland sales declined 11%.
      The weather was the single largest reason for lower than expected profits. For the second year in a row Maui suffered extreme weather conditions that resulted in a smaller pack than planned and an increase in production
cost per case, in spite of continued emphasis on cost control.   The island of
Maui suffered a severe drought, beginning in May and lasting through the end of October. An extremely wet period followed this dry period, beginning in early November and continuing through year- end. These weather extremes affected both fruit size and fruit quality, resulting in substantially lower than expected recovery in the fourth quarter. We reduced some effects of the drought by using irrigation systems. However, due to the lack of rain and water restrictions imposed by the County of Maui, we were unable to irrigate adequately.
      Case volume of imported canned pineapple into the United States was up 4% in 1996 compared to 1995 levels. However, average unit values rose significantly. Though the antidumping duties imposed on Thai packers played a part in higher average unit values, far more important were the fruit shortages experienced in Thailand and the Philippines. We expect the supply from these countries to increase in 1997, but not to a level that would affect our planned volume and pricing.
      On November 8, 1996, the United States Court of International Trade instructed the United States Department of Commerce to recalculate its antidumping margins on imports of canned pineapple fruit from Thailand. The Court ruled that the Department of Commerce's reliance on the Thai pineapple companies' normal accounting records (their allocation ratio between juice and solid pack) was inconsistent with a higher court's previous ruling. Maui Pineapple Company, Ltd. will appeal this decision and the Department of Commerce will also probably appeal. Our counsel believes we stand a good chance of overturning the Court's decision. The appeal process could take from twelve to eighteen months. Meanwhile, the current antidumping margins remain in effect, and no change to the tariff will occur until the appeal process is completed.
      We can best characterize 1996 as a year of continued repositioning of our business. We implemented strategic plans in 1996 that will be the key to our improved financial performance in 1997 and beyond.
      We continue to expand our efforts to leverage our Hawaiian competitive advantage. Through consumer-focused marketing efforts we are educating consumers to look for the "100% HAWAIIAN U.S.A. TM" stamp on our can lids. We conveyed this message in 1996 through targeted consumer media in selected high volume markets and will continue this effort in 1997.
      Most important from a strategic standpoint is our effort to diversify our business. In 1996 Maui Pineapple Company, Ltd. formed a new subsidiary, Royal Coast Tropical Fruit Company, Inc. Within this subsidiary we have started new business initiatives with U.S. and foreign-based companies in the fresh fruit and processed food categories.
      In 1996 we developed two new products: tropical fruit mix and fresh-cut pineapple. The tropical fruit mix is a combination of canned pineapple, papaya and guava. The fresh-cut pineapple is in conveniently packaged, ready-to-serve, chilled chunks. Sales of tropical fruit mix and fresh-cut pineapple began in 1996 on a limited basis. We anticipate increased sales activity for these products in 1997. These opportunities to diversify have the potential for long-term growth and to make a significant contribution to profit.
      As reported last year, in 1996 we began to source and ship Costa Rican fresh pineapple to U.S. east coast customers under our new Royal Coast trademark. Though we are disappointed with the results to date, we believe that we will succeed in this activity in 1997.
      We have made substantial progress in forming other key strategic alliances intended to benefit us in 1997 and beyond. We anticipate that these activities will make a contribution to our business in the near future.
      On February 20, 1997, the pineapple industry of Hawaii and the International Longshoremen's and Warehousemen's Union reached an agreement on a new labor contract that expires on November 30, 1999. The terms of the new agreement are reasonable considering the competitive nature of the labor market in Hawaii and other collective bargaining agreements.
      We expect to deliver a profit in 1997, while continuing to position our business for improving financial performance and healthy long-term growth.





RESORT


      In 1996, Kapalua Land Company, Ltd. had a profit, before allocated interest and corporate expense, of $2.2 million compared with a profit of $7.3
million in 1995.   Almost all of the reduction was due to a $5 million gain in
1995 from the reversal of previously allocated losses from The Ritz-Carlton Kapalua Hotel joint venture.
      Much of our focus for 1996 was on the resort's two hotels and short-term villa rentals. After resolving the issues related to ownership and debt that were reported at this time last year, The Ritz-Carlton Kapalua Hotel had an excellent year with increased occupancy and market recognition as one of Hawaii's best hotels. Readers of 'Travel & Leisure' Magazine voted the hotel #1 in Hawaii and in November of last year the hotel was awarded the prestigious 'AAA' Five Diamond rating.
      The most significant event in 1996 was the purchase in September of the Kapalua Bay Hotel by The Yarmouth Group, a highly respected U.S.-based real estate investment and property management company. The new owners have engaged Halekulani Corporation to oversee management of the hotel and a major renovation of the property is scheduled to be completed by the fourth quarter of 1997. Related to the purchase were separate agreements between ourselves and Yarmouth providing for consolidation of the short-term villa rental operations, an option for a joint-venture development of the adjoining oceanfront 12 acre parcel (Site 29), a new lease for the Bay Club restaurant, and an amended hotel ground lease which included three years of reduced rent. When renovation is completed later this year, and with Halekulani providing management, we believe the Kapalua Bay Hotel again will be recognized as one of the finest luxury hotels in Hawaii.
      Based on our villa agreement with Yarmouth, all but fifteen of the hotel's villa rental contracts were assigned to The Kapalua Villas and consolidated into our operation. The Kapalua Bay Hotel has dropped "& Villas" from the name of the hotel, but will maintain an inventory of a maximum of
fifteen villas as additional luxury suites for the hotel.   As a result of the
consolidation, we presently have over 250 villas in The Kapalua Villas rental program and a cooperative relationship with both hotels to market and operate Kapalua as a unified resort destination. Our villa operation is now positioned to be clearly recognized in the market as the third Kapalua 'property' for visitor accommodations.
      Collectively, these changes for The Ritz-Carlton Kapalua Hotel, the Kapalua Bay Hotel and The Kapalua Villas represent a dramatic improvement in what is basically the foundation for the resort and a unique strategic positioning for Kapalua in the upper end of Hawaii's luxury resort market.
      Overall, Hawaii's resort real estate market has shown increased activity but still remains relatively weak. Resort resale activity in 1996 for all of Maui showed an increase of about 30% in total dollar volume, primarily in condominium product. Kapalua's resale activity increased about 10% in 1996, also mostly from increased condominium activity.
      Our real estate operation, Kapalua Realty, has made significant progress in increasing market share of Kapalua resales with 60% of the sales and 46% of the listings in 1996.
      We saw increased interest in our remaining inventory of two-acre Plantation Estate lots resulting in one sale in 1996 and two other sales scheduled to close escrow in the second quarter of 1997. This leaves only one lot unsold in the first phase of this development.
      Planning efforts are underway to reconfigure Plantation Estates Phase II into fewer, larger lots as an alternative residential product which would complement Phase I and the overall resort master plan for Kapalua.
      Our primary planning focus has been on the near term development of the
core area of Kapalua and Site 29 next to the Kapalua Bay Hotel.   Significant
components under consideration for inclusion in the 55-acre central core area include a Town Center, golf academy/clubhouse, resort spa, villa reception center and new villa product. We expect to finalize these plans in 1997 and be in a position to begin construction of specific projects in 1998.
      After a very strong first quarter, the visitor industry showed little full-year growth in 1996 with the number of visitors to Maui up less than 1% and average occupancy for the island unchanged at 73%. Our resort occupancy for Kapalua increased over 8% but still remains below the Maui average.
      Total revenue for ongoing resort operations in 1996 increased just under 4% to $35.7 million while profits decreased to just over $2 million in 1996 compared with $2.3 million in 1995. The decrease in profits was due to lower ground rent from the Kapalua Bay Hotel, increased marketing expenses, lower resort membership income and a lower average golf green fee which were only partly offset by revenue increases for Kapalua Water Company, restaurant and other commercial leases, and higher profits from The Kapalua Villas.
            Our resort marketing emphasis in 1996 again included special events highlighted by the 15th annual Lincoln-Mercury Kapalua International golf tournament and the inaugural Earth Maui Nature Summit, hosted by the Kapalua Nature Society. As a result of our ongoing commitment to stewardship of the environment and our natural resources, Kapalua recently became the first resort in the world to be certified by Audubon International as an Audubon Heritage Cooperative Sanctuary.
      With projections of a relatively flat year for Hawaii's visitor industry and the scheduled renovation of the Kapalua Bay Hotel, we do not expect to
show much financial improvement from resort operations in 1997.   Increased
development profit in 1997 is dependent on whether or not Yarmouth exercises the joint venture development option on Site 29. We believe the resort is in an excellent strategic position to show improved long-term results beginning in 1998.

COMMERCIAL & PROPERTY

      The Commercial & Property segment produced lower revenue and operating profit in 1996 compared to 1995. Revenue decreased from $10.1 million in 1995 to $4.9 million in 1996. Operating profit, before allocation of interest and corporate expense, was $105,000 in 1996 compared to $3.3 million in 1995. Two land sales contributed a total of $700,000 profit and cash flow in 1996. One of the sales was a one-acre parcel of land in West Maui for $200,000. The other transaction was the sale of a 15.3-acre parcel of land located along the Pukalani Bypass Highway for $500,000. In 1995 land sales arising from four transactions contributed a total of $3.4 million profit and cash flow.
      The lower amount of income from land sales was the principal reason for the reduction in operating profit from this segment. Accounting for Kaahumanu Center Associates (KCA) by the equity method since April 30, 1995 also was a major reason for lower revenue in 1996. For the first four months of 1995, the financial statements of KCA were consolidated with the Company.
      Kaahumanu Center produced substantially improved results in 1996 and the Company's share of losses from KCA was $131,000 lower in 1996 compared to the eight months ended December 31, 1995. Napili Plaza showed improved results due to improved occupancy and tenant sales.
      Kaahumanu Center's results were, however, lower than expected due to the closing of several stores in conjunction with the rejection of leases through tenant bankruptcies, together with lower than anticipated sales due to Maui's slowly recovering economy. Most of these closings were part of the bankruptcy proceedings of several hundred stores nationally and is not necessarily a reflection of the center as a whole. Kaahumanu Center continued to attract new national tenants including LensCrafters, Speedo, Florsheim, Benetton, Gymboree and others.
      Kaahumanu Center will face new competition from Maui Marketplace, a major shopping center slated to open in Kahului during the first half of 1997. While the new center will have some impact on sales initially, Kaahumanu Center is well positioned as the dominant center on Maui.
      Kaahumanu Center received the prestigious International Council of Shopping Centers 1996 International Design & Development Award for Renovation & Expansion of an Existing Project. The center also was recognized in December of 1996 by the Hawaii Chapter of the International Council of Shopping Centers as the Shopping Center of the Year.
      In 1996, the Company participated in the ten-year updates for the County of Maui's community plans for the West Maui and Makawao-Pukalani-Kula regions. The Maui County Council approved the West Maui Community Plan in February 1996. The amended plan included a 150-acre expansion of the Kapalua Resort as part of Project District 2. This is a 450-acre Project District in kapalua which includes most of The Village Golf Course and is targeted by the Company for longer term development. The amended plan also included the addition of a single-family designation for 12 acres of the Company's land in Mahinahina, which we plan to eventually develop into an employee housing subdivision. The Makawao-Pukalani-Kula Community Plan was approved by the Maui County Council in July 1996. Included in the amended community plan were the addition of single-family designations for a total of 89 acres of Company owned land in Pukalani and the business/commercial designation for an additional 4 acres of land in Haliimaile. A portion of the lands designated single-family are planned to be eventually developed into an employee housing subdivision. The County of Maui's community plan designation is generally the initial discretionary approval required in the lengthy governmental land entitlement process and provides a roadmap for future development plans.


INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors of Maui Land & Pineapple Company, Inc.:

      We have audited the accompanying consolidated balance sheets of Maui Land & Pineapple Company, Inc. and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Kaptel Associates, the Company's investment in which was previously accounted for by the equity method. The Company's share of losses in excess of its investment in Kaptel Associates of $4,990,000 as of December 31, 1994, and its share of losses from Kaptel Associates of $4,119,000 for the year ended December 31, 1994, are included in the accompanying financial statements. The financial statements of Kaptel Associates were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kaptel Associates, is based solely on the report of such other auditors.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, based on our audits and the report of the other auditors for 1994, such consolidated financial statements present fairly, in all material respects, the financial position of the Companies as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



/S/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Honolulu, Hawaii
February 7, 1997
(March 3, 1997 as to the fifth paragraph of Note 4)

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1996 and 1995

                                                      1996              1995
                                                      (Dollars in Thousands)
ASSETS
CURRENT ASSETS
      Cash                                            $    453          $    166
      Accounts and notes receivable,
        less allowance of $698 and $573                 14,343            13,142
      Inventories
            Pineapple products                           9,740            13,920
            Real estate held for sale                      339               340
            Merchandise, materials and supplies          6,405             5,415
      Prepaid expenses and other assets                  4,028             3,571
                                                      --------          --------
            Total Current Assets                        35,308            36,554
                                                      --------          --------
NOTES RECEIVABLE--REAL ESTATE SALES                        419               541
                                                      --------          --------
INVESTMENTS AND OTHER ASSETS                            10,514            11,433
                                                      --------          --------
PROPERTY
      Land                                               4,605             4,469
      Land improvements                                 42,184            41,671
      Buildings                                         47,991            47,625
      Machinery and equipment                           93,472            90,240
      Construction in progress                           2,747             1,170
                                                      --------          --------
            Total property                             190,999           185,175
      Less accumulated depreciation                    104,389            96,618
                                                      --------          --------
            Net Property                                86,610            88,557
                                                      --------          --------
TOTAL                                                 $132,851          $137,085
                                                      ========          ========
                                                      1996              1995
                                                      (Dollars in Thousands)
LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
      Current portion of long-term debt               $     53          $     --
      Capital lease obligations                          1,201             1,263
      Trade accounts payable                             7,661             5,761
      Payroll and employee benefits                      4,235             3,658
      Accrued interest                                     898             1,030
      Other accrued liabilities                          1,793             1,414
                                                      --------          --------
            Total Current Liabilities                   15,841            13,126
                                                      --------          --------
LONG-TERM LIABILITIES
      Long-term debt                                    27,347            34,500
      Capital lease obligations                          1,551             1,727
      Deferred income taxes                                850               504
      Accrued retirement benefits                       21,983            22,594
      Other noncurrent liabilities                       7,246             5,764
                                                      --------          --------
            Total Long-Term Liabilities                 58,977            65,089
                                                      --------          --------
CONTINGENCIES AND COMMITMENTS

STOCKHOLDERS' EQUITY
      Common stock--no par value, 1,800,000 shares
      authorized, 1,797,125 shares issued
      and outstanding                                   12,318            12,318
      Retained earnings                                 45,715            46,552
                                                      --------          --------
            Stockholders' Equity                        58,033            58,870
                                                      --------          --------
TOTAL                                                 $132,851          $137,085
                                                      ========          ========
See Notes to Consolidated Financial Statements

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Years Ended December 31, 1996, 1995 and 1994


                                          1996              1995              1994
                                          (Dollars in Thousands Except Per Share Amounts)
REVENUES
Net sales                                 $106,666          $ 91,227          $ 91,158
Operating revenue                           28,062            30,104            30,760
Other income                                 1,607             4,246             3,964
                                          --------          --------          --------
      Total Revenues                       136,335           125,577           125,882
                                          --------          --------          --------

COSTS AND EXPENSES
Cost of goods sold                          75,279            69,314            67,321
Operating expenses                          24,030            24,315            23,853
Shipping and marketing                      19,185            16,793            16,568
General and administrative                  14,507            15,160            14,352
Equity in (earnings) losses
      of joint ventures                        882            (4,001)            4,844
Interest                                     3,575             7,021             5,682
                                          --------          --------          --------
      Total Costs and Expenses             137,458           128,602           132,620
                                          --------          --------          --------

LOSS BEFORE INCOME TAX CREDIT               (1,123)           (3,025)           (6,738)
INCOME TAX CREDIT                             (376)           (1,466)           (2,829)
                                          --------          --------          --------
NET LOSS                                      (747)           (1,559)           (3,909)
                                          --------          --------          --------
RETAINED EARNINGS, BEGINNING OF YEAR        46,552            48,111            52,020
CASH DIVIDENDS DECLARED                        (90)               --                --
                                          --------          --------          --------
RETAINED EARNINGS, END OF YEAR              45,715            46,552            48,111
                                          ========          ========          ========
PER COMMON SHARE
      Net Loss                                (.42)             (.87)            (2.18)
                                          ========          ========          ========
      Cash Dividends                      $    .05          $     --          $     --
                                          ========          ========          ========

See Notes to Consolidated Financial Statements.

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1996, 1995 and 1994

                                          1996              1995              1994
                                                      (Dollars in Thousands)
OPERATING ACTIVITIES
Net Loss                                  $   (747)         $ (1,559)         $ (3,909)
Adjustments to reconcile net loss to cash
  provided by operating activities
      Depreciation                           8,606            10,202            10,851
      Undistributed equity in (earnings)
            losses of joint ventures         1,010            (3,850)            4,844
      Gain on property disposals              (812)           (3,408)           (2,966)
      Deferred income taxes                   (389)           (1,471)             (851)
      Increase in accounts receivable       (1,105)             (723)             (469)
      (Increase) decrease in refundable
            income taxes                       (44)            1,392             6,054
      Decrease in inventories                3,191               862               575
      Increase (decrease) in
            trade payables                   1,602               573            (4,207)
      Net change in other operating assets
            and liabilities                    442               124             1,614
                                          --------          --------          --------
NET CASH PROVIDED BY
      OPERATING ACTIVITIES                  11,754             2,142            11,536
                                          --------          --------          --------
INVESTING ACTIVITIES
Purchases of property                       (5,284)           (5,679)          (43,488)
Proceeds from surrender of
      insurance policies                     3,125                --                --
Proceeds from sale of property                 845             3,469             3,062
Reimbursement from Kaahumanu
      Center Associates                        328            11,843                --
Payments for other investments                 275            (3,260)             (137)
                                          --------          --------          --------
NET CASH PROVIDED BY (USED IN)
      INVESTING ACTIVITIES                    (711)            6,373           (40,563)
                                          --------          --------          --------

FINANCING ACTIVITIES
Payments of long-term debt                 (28,097)          (25,515)          (24,632)
Proceeds from long-term borrowings          18,800            16,388            56,558
Payments on capital lease obligations       (1,369)           (1,491)           (1,853)
Dividends paid                                 (90)               --                --
                                          --------          --------          --------
NET CASH PROVIDED BY (USED IN)
      FINANCING ACTIVITIES                 (10,756)          (10,618)           30,073
                                          --------          --------          --------

NET INCREASE (DECREASE) IN CASH                287            (2,103)            1,046
CASH AT BEGINNING OF YEAR                      166             2,269             1,223
                                          --------          --------          --------

CASH AT END OF YEAR                       $    453          $    166          $  2,269
                                          ========          ========          ========


Supplemental Disclosures of Cash Flow Information and Non-Cash Investing and Financing
Activities:

1.    Cash paid (received) during the year (in thousands):
        Interest (net of
            amount capitalized)           $  3,751          $  7,339          $  5,753
        Income taxes                      $    301          $ (1,205)         $ (7,967)

2.    In 1995, the $4.7 million loan from Kaptel Associates to the Company was offset against the cost of the related off-site improvements (see Note 3 to Consolidated
      Financial Statements).

3.    Effective April 30, 1995, the Employees' Retirement System of the State of Hawaii
      converted its $30.6 million loan to an additional 49% ownership in Kaahumanu Center
      Associates (see Note 3 to Consolidated Financial Statements).

4. Capital lease obligations of $1,092,000 in 1996 and $1,343,000 in 1994 were incurred for new equipment.


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

INVESTMENTS AND OTHER ASSETS
      Cash surrender value of life insurance policies are reflected net of loans against the policies.
      Investments in joint ventures are accounted for using the equity method.

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

REVENUE RECOGNITION
      Revenue from the sale of pineapple is recognized when title to the product is transferred to the customer. The timing of the transfer of title varies according to the shipping and delivery terms of the sale.
      Sales of real estate are recognized as revenues in the period in which sufficient cash has been received, collection of the balance is reasonably assured and risks of ownership have passed to the buyer.


INTEREST CAPITALIZATION
      Interest costs are capitalized during the construction period of major capital projects.

ADVERTISING AND RESEARCH AND DEVELOPMENT
      The cost of advertising and research and development activities are expensed as incurred.

LEASES
      Leases that transfer substantially all of the benefits and risks of ownership of the property are accounted for as capital leases. Amortization of capital leases is included in depreciation expense. Other leases are accounted for as operating leases.

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

NET LOSS PER COMMON SHARE
      Net loss per common share is computed using the weighted average number of shares outstanding during the period.

2.    INVENTORIES
      The replacement cost of pineapple product inventories at year-end approximated $22 million in 1996 and $26 million in 1995. In 1996 and 1995 there were partial liquidations of LIFO inventories; thus, cost of sales included prior years' inventory costs which were lower than current costs.
Had current costs been charged to cost of sales, the net losses for 1996 and 1995 would have increased by $795,000 or $.44 per share and $54,000 or $.03 per share, respectively.
      Pineapple product inventories were comprised of the following components at December 31, 1996 and 1995:
                                                1996              1995
                                                (Dollars in Thousands)
      Finished Goods                            $7,306            $11,631
      Work In Progress                           1,645              1,088
      Raw Materials                                789              1,201
                                                ------            -------
            Total                               $9,740            $13,920
                                                ======            =======

3.    INVESTMENTS AND OTHER ASSETS
      Investments and Other Assets at December 31, 1996 and 1995 consisted of the following:

                                                1996              1995
                                                (Dollars in Thousands)

Plantation Club Associates                      $ 2,961           $ 3,683
Cash Surrender Value of Life
      Insurance Policies (net)                      386             1,172
Deferred Costs                                    4,889             4,617
Other                                             2,278             1,961
                                                -------           -------
      Total                                     $10,514           $11,433
                                                =======           =======

      Cash surrender values of life insurance policies are stated net of policy loans totaling $892,000 at December 31, 1996 and $3,088,000 at December 31, 1995.
      Deferred costs are primarily intangible predevelopment costs incurred for the Kapalua Resort, which will be allocated to future development projects.

PLANTATION CLUB ASSOCIATES
      Plantation Club Associates (PCA) is an unincorporated joint venture between Kapalua Land Company, Ltd. (Kapalua) and Rolfing Partners (Rolfing). It was formed in 1988 to finance and develop a third 18-hole golf course and two residential development projects at the Kapalua Resort. Kapalua and Rolfing each contributed $9.3 million in cash to the joint venture. Kapalua also contributed the fee interest in approximately 230 acres of land to be used for the residential projects. Kapalua's basis in the land was nominal and PCA did not assign any cost to the land contributed. Profits and losses of the joint venture are allocated based on the estimated distributions to the partners, which are 85% to Kapalua and 15% to Rolfing. The partnership agreement requires that all major decisions receive unanimous approval of the partners.
      Summarized balance sheet information for PCA as of December 31, 1996 and 1995 and operating information for the three years ended December 31, 1996 follows:

                                                1996        1995
                                             (Dollars in Thousands)

Real estate inventories                         $2,608      $2,874
Other assets                                     1,351       1,925
                                                ------      ------
Total Assets                                     3,959       4,799
Less:  Total Liabilities                           547         551
                                                ------      ------
Partners' Capital                               $3,412      $4,248
                                                ======      ======

                                                1996        1995        1994
Revenues                                        $  560      $  672    $5,155
Costs and Expenses                                 397         481     5,965
                                                ------      ------    ------
Net Income (Loss)                               $  163      $  191    $ (810)
                                                ======      ======    ======

      PCA's real estate inventories as of December 31, 1996 consists of three residential lots in Plantation Estates Phase I and allocated planning and off-site costs related to Plantation Estates Phase II.
      Kapalua's pre-tax share of the joint venture's net income (loss) was $128,000, $152,000, and $(766,000) for 1996, 1995 and 1994, respectively.
These amounts include expenses incurred by the Company related to the investment (primarily amortization of capitalized interest cost). The Company received cash distributions from PCA of $850,000, $465,000 and $1,716,000 in 1996, 1995 and 1994, respectively.

KAPTEL ASSOCIATES
      Kapalua Investment Corp. (KIC), a wholly-owned subsidiary of Maui Land & Pineapple Company, Inc., was a 25% general partner in Kaptel Associates, the partnership that owned The Ritz-Carlton Kapalua Hotel. In February of 1995, Kaptel defaulted on its $186 million non-recourse financing arrangement. NI Hawaii Resorts, Inc. (NI), the major general partner, acquired the indebtedness and on October 31, 1995, the partners of Kaptel concluded an agreement to dissolve the partnership. KIC transferred its interest in the partnership to NI.
      Because of the dissolution agreement, the Company's equity in the losses of Kaptel Associates recorded through June 30, 1995 were reversed in the third quarter of 1995. The net reversal of these losses in 1995 of $4,990,000 was recorded as a credit to equity in (earnings) loss of joint ventures. The Company's share of the partnership's loss for 1994 was $4,119,000.
      Summarized operating information for Kaptel Associates for the year ended December 31, 1994 follows (in thousands):


Revenues                                        $39,750
Costs and Expenses                               56,226
                                                --------
Net Loss                                        $16,476
                                                ========

      The Company leased the 36-acre hotel site to Kaptel under a long-term lease. In 1990, the Company borrowed $4,750,000 from Kaptel for construction of certain off-site improvements related to the hotel property. Principal and interest payments on the loan were payable solely from rental income receivable by the Company under the hotel ground lease. The lease was renegotiated with the hotel owner, effective January 1, 1996. The renegotiated lease subordinates the Company's fee interest to a $65 million first mortgage and requires that ground rents be applied against the off-site loan with any balance remaining on the loan at January 1, 1999 to be canceled. For accounting purposes, the off-site loan was offset against the cost of the off-site improvements as of December 31, 1995, and the Company will not recognize any income from the ground lease until January 1, 1999.

KAAHUMANU CENTER ASSOCIATES
      In June 1993 Kaahumanu Center Associates (KCA) was formed to finance the expansion and renovation of and to own and operate Kaahumanu Center. KCA is a partnership between the Company as general partner and the Employees' Retirement System of the State of Hawaii (ERS) as a limited partner. The Company contributed the then existing shopping center, subject to a first mortgage, and approximately nine acres of adjacent land. ERS contributed $312,000 and made a $30.6 million loan to the partnership. The remainder of the construction cost was funded principally by bank loans.
      The expansion and renovation was substantially complete by the end of November of 1994. Effective April 30, 1995, the ERS converted its $30.6 million loan to an additional 49% ownership in KCA. Effective with the conversion of the ERS loan, the Company and ERS each have a 50% interest in KCA and the Company has accounted for its investment in KCA by the equity method. Prior to the conversion, the financial statements of KCA were consolidated with those of the Company.
      The Company has a long-term agreement with KCA to manage the Kaahumanu Center. The agreement provides for certain performance tests, which if not met could result in termination of the agreement. KCA does not have any employees. As such the Company provides all on-site and administrative personnel and also incurs other costs and expenses, primarily insurance and real property taxes, which are reimbursable by KCA. The Company generates a portion of the electricity used by Kaahumanu Center. In 1996 reimbursements from KCA for payroll and other costs and expenses totaled $2,391,000 and the Company charged KCA $2,621,000 for electricity and management fees. For the eight months ended December 31, 1995, reimbursements for payroll and other costs and expenses totaled $1,512,000 and charges by the Company for electricity and management fees totaled $1,695,000. At December 31, 1996 and 1995, $630,000 and $843,000, respectively, were due to the Company from KCA for management fees, electricity and reimbursable costs.
      Summarized balance sheet information for KCA as of December 31, 1996 and 1995 and operating information for the year ended December 31, 1996 and for the eight months ended December 31, 1995 follows:

                                    1996              1995
                                    (Dollars in Thousands)

Current assets                      $   701           $  1,402
Property and equipment, net          75,581             77,793
Other assets, net                     5,461              5,976
                                    -------           --------
Total Assets                         81,743             85,171
                                    =======           ========
Current liabilities                   1,742              1,832
Noncurrent liabilities               63,226             64,011
                                    -------           --------
Total Liabilities                    64,968             65,843
                                    =======           ========
Partners' Capital                    16,775             19,328
                                    =======           ========
Revenues                             13,677              8,991
Costs and Expenses                   15,697             11,272
                                    -------           --------
Net Loss                            $ 2,020           $  2,281
                                    =======           ========

      The Company's share of losses from KCA was $1,010,000 and $1,141,000, respectively, for 1996 and for the eight months ended December 31, 1995. ERS and the Company each have a 9% cumulative, non-compounded priority right to cash distributions based on their net contributions to the partnership (preferred return). For the purpose of calculating preferred returns, each partner's capital contribution had an agreed upon value of $30.9 million on May 1, 1995. The Company's preferred return is subordinate to the ERS preferred return. As of December 31, 1996, the accumulated unpaid preferred return was $3.9 million each for ERS and the Company. Pursuant to cash calls, the partners each contributed $357,000 to the partnership in January of 1997.
      The Company's investment in KCA is a negative $6.3 million at December 31, 1996, and is included in other noncurrent liabilities. The negative balance is a result of recording the Company's initial contribution in 1993 at net book value of the assets contributed, reduced by the related debt. In 1995, $1.3 million owing to the Company by KCA was considered a capital contribution. This amount was reduced in 1996 by $533,000 for items which would have impacted the previous amount owing, including a payment of $328,000 to the Company.

4.    BORROWING ARRANGEMENTS
      Short-term bank lines of credit available to the Company at December 31, 1996 were $2 million. These lines provide for interest at the prime rate (8.25% at December 31, 1996) plus 3/4% to 1%. There were no borrowings under these lines at December 31, 1996, but a $600,000 letter of credit has been reserved against these lines to secure the Company's portion of insurance claims administered by an insurance company.
      During 1996, 1995 and 1994, the Company had average borrowings outstanding of $36.5 million, $67.6 million, and $114.2 million, respectively, at average interest rates of 8.9%, 9.7%, and 8.5%, respectively.
      Long-term debt at December 31, 1996 and 1995 consisted of the following (interest rates represent the rates at December 31):

                                                      1996        1995
                                                   (Dollars in Thousands)

Revolving credit agreement, 8.25% and 8.75%           $ 2,400     $14,500
Senior unsecured notes, 8.86%                          20,000      20,000
Mortgage loan, 8.25%                                    5,000          --
                                                      -------     -------
      Total                                            27,400      34,500
Less portion classified as current                         53          --
                                                      -------     -------
      Long-term debt                                  $27,347     $34,500
                                                      =======     =======

      The Company has a revolving credit agreement with participating banks under which it may borrow up to $15 million in revolving loans through December 31, 1997. Amounts outstanding at that date may, at the Company's option, be converted to a three-year term loan payable in six equal semi-annual installments. The entire outstanding balance has been reflected as long-term because the Company intends to continue such borrowings under this or other arrangements for more than one year. The available commitment reduces by 75% of the after-tax net proceeds from any sale of real estate. Commitment fees of 1/4% are payable on the unused portions of this credit line. At December 31, 1996, the interest rate on this loan was at the prime rate. The agreement contains certain financial covenants, including the maintenance of consolidated net worth and working capital at certain levels and limits on the incurrence of other indebtedness and capital expenditures. The loan is collateralized by the Company's three golf courses at the Kapalua Resort. The agreement does not allow for the declaration of dividends except for the amount which was declared with respect to earnings through the third quarter of 1996.
      In September 1993 the Company concluded a private placement of $20 million in ten-year, 8.86% senior unsecured notes. Mandatory annual principal payments of 20% of the original principal amount will begin in 1999. The agreement includes certain financial covenants which are similar to, but somewhat more restrictive than the Company's revolving credit agreement, including a formula permitting payment of dividends. This formula did not allow for the amount of dividend which was declared with respect to earnings through the third quarter of 1996 and as of December 31, 1996, the Company was in default of this provision of the note agreement. The lender subsequently waived the dividend restriction with respect to this dividend.
      The mortgage loan is collateralized by the Napili Plaza shopping center and matures on December 31, 2005. Payments are based on a 25-year amortization. The interest rate, presently fixed at 8.25%, will be adjusted as of January 1, 2000 and January 1, 2003.
      Maturities of long-term debt during the next five years, from 1997 through 2001, are as follows: $53,000, $862,000, $4,867,000, $4,872,000,
$4,079,000.

5.    POSTRETIREMENT BENEFITS
      The Company has defined benefit pension plans covering substantially all regular employees. Pension benefits are based primarily on years of service and compensation levels.
      The projected benefit obligations were determined using discount rates of 8% and 7% as of December 31, 1996 and 1995, respectively, and compensation increases ranging up to 4.5%. The expected long-term rate of return on assets was 8% for 1996 and 1995. The assets of the plans consist primarily of stocks, bonds, real estate and short-term investments.
      Net pension cost for 1996, 1995 and 1994 included the following components:

                                                1996        1995        1994
                                                   (Dollars in Thousands)

Service cost--benefits earned during
      the year                                  $  982      $  882      $1,078
Interest cost on projected benefit obligation    2,190       2,076       1,963
Actual return on plan assets                    (3,117)     (5,294)        490
Net amortization and deferral                      258       2,863      (3,070)
                                                ------      ------      -------
      Net pension expense                       $  313      $  527      $  461
                                                ======      ======      =======

      The following table sets forth the funded status of the pension plans and the amounts recognized in the balance sheets at December 31:

                                      1996                         1995
                              Assets      Accumulated       Assets      Accumulated
                              Exceed      Benefits          Exceed      Benefits
                              Accumulated Exceed            Accumulated Exceed
                              Benefits    Assets            Benefits    Assets
                                                (Dollars in Thousands)
Actuarial present value of benefit obligations
  Vested benefits             $25,086     $ 1,243           $26,543     $ 1,215
  Nonvested benefits              256          79               302          90
                              -------     -------           -------     -------
  Accumulated benefit          25,342       1,322
      obligation                                             26,845       1,305
  Effect of assumed increase in
      compensation levels       2,670         320             3,825         284
                              -------     -------           -------     -------
Projected benefit obligation for
  services rendered to date    28,012       1,642            30,670       1,589
Assets of plans at fair value  32,216         776            29,996         663
                              -------     -------           -------     -------
Assets over (under) projected
  benefit obligation            4,204        (866)             (674)       (926)
Unrecognized net (gain) loss     (272)        168             4,290         176
Unrecognized net transition
  (asset) obligation           (2,787)        421            (3,350)        448
Unrecognized prior service cost   298          67               351          75
Adjustment required to
  recognize minimum liability      --        (336)               --        (415)
                              -------     -------           -------     -------
Pension asset (liability)
  recognized in
      balance sheets          $ 1,443     $  (546)          $   617     $  (642)
                              =======     =======           =======     =======

      The Company has an Employee Stock Ownership Plan (ESOP) for non-bargaining salaried employees and bargaining unit clerical employees of Maui Pineapple Company, Ltd. Since December of 1993, the 205,533 shares originally sold to the ESOP in 1979 have all been allocated to participants' accounts. Contributions to the ESOP are payable in cash or in shares of Company stock.
A contribution of $574,000 was paid in 1994. The Company made no contributions to the ESOP in 1996 or 1995.
      The Company has a contributory, defined contribution plan covering all non-bargaining salaried employees and bargaining unit clerical employees of Maui Pineapple Company, Ltd. The participants may elect to make pretax contributions to the plan. The Company can also elect to contribute, but made no contributions to the plan in 1996, 1995 or 1994.
      In addition to providing pension benefits, the Company provides certain health care and life insurance benefits to substantially all retirees. The net periodic cost of these benefits for 1996, 1995 and 1994 consisted of the following components:

                                    1996              1995              1994
                                             (Dollars in Thousands)

Service cost                        $  328            $  337            $  433
Interest cost                        1,012               985             1,056
Actual return on plan assets            --                --                59
Net amortization and deferral        (371)              (374)             (219)
                                    ------            ------            ------
      Net expense                   $  969            $  948            $1,329
                                    ======            ======            ======

The funded status of these plans as of December 31, 1996 and 1995 was as follows:

                                          1996              1995
                                          (Dollars in Thousands)
Accumulated postretirement
      benefit obligation:
      Retirees                            $ 6,901           $ 6,970
      Fully eligible active
            plan participants               2,576             3,159
      Other active plan participants        4,136             4,897
                                          -------           -------
Accumulated postretirement
      benefit obligation                   13,613            15,026
Unrecognized prior service cost             1,619             1,766
Unrecognized net gain                       4,033             2,272
                                          -------           -------
Accrued postretirement benefit obligation
      recognized in balance sheets        $19,265           $19,064
                                          =======           =======

      Measurements of the accumulated postretirement benefit obligation as of December 31, 1996 and 1995 were determined using discount rates of 8% and 7%, respectively, and compensation increases ranging up to 4.5%.
      The accumulated postretirement benefit obligation as of December 31, 1996 and 1995 was determined using a health care cost trend rate of 10% in 1995, decreasing by .5% each year from 1995 through 2004 and 5% thereafter. The effect of a 1% annual increase in these assumed cost trend rates would increase the accrued postretirement benefit obligation by approximately $2,254,000 as of December 31, 1996 and the aggregate of the service and interest cost for 1996 by approximately $260,000 .

6.    REAL ESTATE SALES
      Other income for 1996, 1995 and 1994 includes $700,000, $3.4 million, and $3 million, respectively, attributable to real estate sales.

7.    LEASES
LESSEE
      The Company has capital leases, primarily on equipment used in pineapple operations, which expire at various dates through 2001. At December 31, 1996 and 1995, property included capital leases of $5,842,000 and $10,452,000, respectively (accumulated depreciation of $906,000 and $5,840,000, respectively). Future minimum rental payments under capital leases aggregate $3,068,000 (including $316,000 representing interest) and are payable during the next five years (1997 to 2001) as follows: $1,405,000, $947,000,
$387,000, $172,000 and $157,000.
      The Company also has various operating leases, primarily for land used in pineapple operations, which expire at various dates through 2012. A major operating lease covering approximately 1,500 acres used primarily for Pineapple operations expires on December 31, 1999. Total rental expense under operating leases was $736,000 in 1996, $818,000 in 1995, and $837,000 in 1994.
Future minimum rental payments under operating leases aggregate $2,253,000 and are payable during the next five years (1997 to 2001) as follows: $637,000, $515,000, $408,000, $125,000, $58,000, respectively, and $510,000 thereafter.

LESSOR
      The Company leases land and land improvements, primarily to the hotels at Kapalua, and buildings, primarily to retail tenants. The leases generally provide for minimum rents and, in most cases, percentage rentals based on tenant revenues. In addition, the leases generally provide for reimbursement of common area maintenance and other expenses. Total rental income under these operating leases was as follows:

                                          1996        1995        1994
                                             (Dollars in Thousands)
Minimum rentals                           $2,370      $4,569      $5,323
Percentage rentals                           738       1,235       2,048
                                          ------      ------      ------
Total                                     $3,108      $5,804      $7,371
                                          ======      ======      ======

      Property at December 31, 1996 and 1995 includes leased property of $18,643,000 and $18,617,000, respectively (accumulated depreciation of $8,009,000 and $7,402,000, respectively).
      Future minimum rental income aggregates $8,524,000 and is receivable during the next five years (1997 to 2001) as follows: $1,629,000, $1,366,000, $911,000, $768,000, $469,000, respectively, and $3,381,000 thereafter.

8.    INCOME TAXES
      The components of the income tax provision (credit) were as follows:

                                          1996        1995        1994
                                             (Dollars in Thousands)
Current
      Federal                             $    51     $    32     $(1,674)
      State                                   (38)        (27)       (304)
                                          -------     -------     -------
      Total                                    13           5      (1,978)
                                          -------     -------     -------
Deferred
      Federal                                (379)     (1,197)       (544)
      State                                   (10)       (274)       (307)
                                          -------     -------     -------
      Total                                  (389)     (1,471)       (851)
                                          -------     -------     -------
      Total provision (credit)            $  (376)    $(1,466)    $(2,829)
                                          =======     =======     =======

      A reconciliation between the total provision (credit) and the amount computed using the statutory federal rate of 34% follows:

                                          1996        1995        1994
                                             (Dollars in Thousands)
Federal provision (credit) at
      statutory rate                      $  (382)    $(1,028)    $(2,291)
Adjusted for
      State income tax credits--
            net of effect on
            federal income taxes              (19)       (192)       (350)
      Appreciated property donation            --        (228)         --
      Other                                    25         (18)       (188)
                                          -------     -------     -------

      Total income tax credit             $  (376)    $(1,466)    $(2,829)
                                          =======     =======     =======

      Deferred tax assets and liabilities were comprised of the following types of temporary differences as of December 31, 1996 and 1995:

                                          1996              1995
                                          (Dollars in Thousands)

Accrued retirement benefits               $ 7,440           $ 7,671
Net operating loss carryforward             3,366             4,237
Minimum tax credit carryforward             2,709             2,552
Accrued liabilities                         1,224             1,232
Allowance for doubtful accounts               264               219
Inventory                                      87                --
                                          -------           -------
      Total deferred tax assets            15,090            15,911
                                          -------           -------
Deferred condemnation proceeds             (6,507)           (6,580)
Property net book value                    (4,729)           (4,983)
Income from partnerships                   (1,796)           (2,095)
Charitable contributions                   (1,357)           (1,311)
Pineapple marketing costs                    (624)             (815)
Inventory                                      --              (461)
Other                                         (64)              (42)
                                          -------           -------
      Total deferred tax liabilities      (15,077)          (16,287)
                                          -------           -------

      Net deferred tax  asset (liability) $    13           $  (376)
                                          =======           =======

      At December 31, 1996 the Company had federal income tax net operating loss carryforwards of approximately $8 million, which expire in 2009. The Company also had federal minimum tax credit carryforwards of $2.7 million.
      The Company's federal income tax returns for 1989 through 1994 are under examination by the Internal Revenue Service. The revenue agent's report on these years has not yet been issued and the Company cannot predict the outcome of these examinations.


9.    INTEREST CAPITALIZATION
      Interest cost incurred in 1996, 1995 and 1994 was $3,633,000, $7,043,000 and $10,208,000, respectively, of which $58,000, $22,000 and $4,526,000, respectively, was capitalized.

10.   RESEARCH AND DEVELOPMENT
      Research and development expenses totaled $489,000 in 1996, $410,000 in 1995 and $375,000 in 1994.

11.   CONTINGENCIES AND COMMITMENTS
      There are various claims and legal actions pending against the Company. In the opinion of management, after consultation with legal counsel, the resolution of these matters will not have a material adverse effect on the
Company's financial position or results of operations.   At December 31, 1996,
the Company had commitments under signed contracts of $6.6 million.
      The Company has guaranteed the payment of up to $10 million of debt service for Kaahumanu Center Associates. The guaranty will be released by the lender when Kaahumanu Center attains a defined level of net operating income.
      In September 1996 the owners of the Kapalua Bay Hotel sold the hotel to a third party. In connection with this transaction, the Company granted the buyers an option to purchase a 50% interest in 12 acres adjacent to the hotel for $4 million. The option expires in April 1997. Upon exercise of the option, the Company and the buyers have agreed that they will negotiate the structure and terms of an entity to own, develop and sell the parcel.

12.   CONCENTRATIONS OF CREDIT RISK
      A substantial portion of the Company's trade receivables result from sales of pineapple products, primarily to food distribution customers in the United States. Credit is extended after evaluating creditworthiness and no collateral is generally required from customers. Notes receivable result principally from sales of real estate in Hawaii and are collateralized by the property sold.

13.   DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
      Except as indicated below, the carrying amount is considered to be the fair value of financial instruments. The following methods and assumptions were used to estimate the fair value of certain financial instruments:

Notes and Interest Receivable:
      The fair value of these assets was estimated based on rates currently available for similar types of transactions.

Long-Term Debt and Accrued Interest:
      The fair value of these liabilities was estimated based on rates currently available to the Company for debt with similar terms and remaining maturities.
      The estimated fair values for these financial instruments at December 31, 1996 and 1995 were as follows:

                                          1996                    1995
                                             (Dollars in Thousands)
                                    Carrying    Fair        Carrying    Fair
                                     Amount     Value        Amount     Value

Notes and Interest Receivable       $   697     $   563     $   891     $   830
Long-Term Debt and Accrued Interest $29,189     $29,751     $38,618     $36,935

14.   RECLASSIFICATIONS
      Certain amounts for prior years have been reclassified to conform with the presentation for the current year.

15.   BUSINESS SEGMENTS
      The Company's principal activities are Pineapple, Resort and Commercial & Property. Inter-segment sales were insignificant.
      Pineapple includes growing pineapple, canning pineapple in tin-plated steel containers fabricated by the Company, and marketing canned and fresh pineapple products.
      Resort includes the development and sale of real estate, property management and the operation of recreational and retail facilities and utility companies at Kapalua on Maui. It also includes the Company's investments in Plantation Club Associates and Kaptel Associates (through 1995).
      Commercial & Property includes Kaahumanu Center (investment in Kaahumanu Center Associates, effective May 1, 1995), Napili Plaza shopping center and non-resort property rentals and sales. It also includes the Company's land entitlement and management activities.
      "Operating Profit (Loss)" is total revenues less all expenses except corporate expenses, interest expense and income taxes. Assets identifiable by activity are those assets used in the operations of each activity.
      Neither total export sales nor sales to any single customer exceeded 10% of consolidated revenues.

                                          1996        1995        1994
                                          (Dollars in Thousands)

Revenues
      Pineapple                           $ 95,700    $ 81,052    $ 81,044
      Resort                                35,676      34,330      34,109
      Commercial & Property(3)               4,850      10,123      10,617
      Corporate                                109          72         112
                                          --------    --------    --------
            Total Revenues                 136,335     125,577     125,882
                                          ========    ========    ========
Operating Profit (Loss)
      Pineapple                              4,007      (3,548)       (867)
      Resort (1)                             2,190       7,338      (2,203)
      Commercial & Property (2)(3)             105       3,312       5,151
                                          --------    --------    --------
            Total Operating Profit (Loss)    6,302       7,102       2,081
                                          --------    --------    --------
Corporate Expenses--Net                     (3,850)     (3,106)     (3,137)
Interest Expense                            (3,575)     (7,021)     (5,682)
                                          --------    --------    --------
  Loss Before Income Tax Credit             (1,123)     (3,025)     (6,738)
                                          ========    ========    ========
Depreciation
      Pineapple                              4,943       5,112       5,561
      Resort                                 3,050       3,492       3,689
      Commercial & Property                    415       1,355       1,309
      Corporate                                198         243         292
                                          --------    --------    --------
            Total Depreciation               8,606      10,202      10,851
                                          ========    ========    ========
Capital Expenditures
      Pineapple                              4,657       1,442       1,148
      Resort                                 1,699         975       1,851
      Commercial & Property                      2         634      40,427
      Corporate                                341         243          75
                                          --------    --------    --------
            Total Capital Expenditures       6,699       3,294      43,501
                                          ========    ========    ========
Identifiable Assets
      Pineapple                             65,663      66,877      71,343
      Resort                                54,668      57,462      64,415
      Commercial & Property                  8,102       8,405      94,475
      Corporate                              4,418       4,341       5,178
                                          --------    --------    --------
            Total Assets                  $132,851    $137,085    $235,411
                                          ========    ========    ========

(1) Resort operating profit (loss) includes the Company's equity in the earnings (loss) of Plantation Club Associates of $128,000 for 1996, $152,000 for 1995, and $(766,000) for 1994. Resort operating profit
      (loss) also includes the Company's equity in the loss of Kaptel Associates of $4,119,000 for 1994 and the reversal of previous equity in losses of $4,990,000 in 1995.
(2) Commercial & Property includes the Company's equity in the losses of Kaahumanu Center Associates of $1,010,000 for 1996 and $1,141,000 for the eight months ended December 31, 1995. Prior to April 30, 1995, Kaahumanu Center was consolidated in the Company's financial statements.
(3) Commercial & Property includes gains on property sales of $700,000 in 1996, $3.4 million in 1995 and $3 million in 1994.

COMMON STOCK

      The Company paid a dividend of five cents per share in the fourth quarter of 1996. The terms of loan agreements restrict the Company from declaring future dividends.

      At February 3, 1997, there were 388 shareholders of record.

      Stock is traded over the counter nationally. The range of common stock bid prices which follow were supplied by the National Quotation Bureau Incorporated. The quotes reflect inter-dealer prices and do not include retail markup, markdown or commission and may not necessarily represent actual transactions.

                              First       Second      Third       Fourth
                              Quarter     Quarter     Quarter     Quarter

1996        High               48         46.5        44.5         47
            Low                46         43.5        43.5         40

1995        High               52          52          51          52
            Low                40          38          39          30

SELECTED FINANCIAL DATA

                              1996        1995        1994        1993        1992
                                    (Dollars in Thousands Except Per Share Amounts)
FOR THE YEAR
Summary of Operations
  Revenues        `           $136,335    $125,577    $125,882    $131,172    $147,049
  Cost of goods sold            75,279      69,314      67,321      84,932      81,147
  Operating expenses            24,030      24,315      23,853      22,577      20,762
  Shipping and marketing        19,185      16,793      16,568      17,673      15,917
  General and
      administrative            14,507      15,160      14,352      18,657      16,578
  Equity in (earnings) losses
      of joint ventures            882      (4,001)      4,844       1,018          11
  Interest expense               3,575       7,021       5,682       4,797       4,031
  Income taxes (credits)          (376)     (1,466)     (2,829)     (7,423)      2,183
  Income (loss) before cumulative effect of
      accounting changes          (747)     (1,559)     (3,909)    (11,059)      6,420
  Cumulative effect of
      accounting changes            --           --         --          --      (7,673)
  Net Loss                        (747)     (1,559)     (3,909)    (11,059)     (1,253)

Per Common Share
  Income (loss) before cumulative effect of
      accounting changes          (.42)       (.87)      (2.18)      (6.15)       3.57
  Cumulative effect of
      accounting changes            --         --           --          --       (4.27)
  Net Loss                        (.42)       (.87)      (2.18)      (6.15)       (.70)

Pro Forma Amounts Assuming
  Inventory Accounting Principle
  was Applied Retroactively (1)
      Net Loss                       --         --          --          --      (2,138)
      Net Loss Per
            Common Share             --         --          --          --       (1.19)

Other Data
  Cash dividends
      Amount                         90         --          --       1,348       1,797
      Per common share              .05         --          --         .75        1.00
  Depreciation                $   8,606   $ 10,202    $ 10,851    $ 10,315    $  9,774
  Return on beginning
      stockholders' equity        (1.3%)     (2.6%)      (6.1%)     (14.5%)      (1.6%)
  Percent of net loss
      to revenues                  (.5%)     (1.2%)      (3.1%)      (8.4%)      (0.9%)

AT YEAR END
Current assets less
  current liabilities (2)     $  19,467   $ 23,428    $ (1,097)   $ 29,398    $ 26,233
Ratio of current assets
  to current liabilities (2)       2.23       2.78         .97        2.47        2.33
Property, net of
  depreciation (3)            $  86,610   $ 88,557    $180,194    $148,774    $121,045
Total assets (3)                132,851    137,085     235,411     211,588     177,544
Long-term debt and
  capital leases (3)             28,898     36,227      99,180      96,108      60,569
Stockholders' equity
      Amount                     58,033     58,870      60,429      64,321      76,187
      Per common share        $   32.29   $  32.76    $  33.63    $  35.79    $  42.40
Common shares outstanding     1,797,125   1,797,125   1,797,125   1,797,125   1,797,125

(1) In 1992, the Company adopted a change in the method of accounting for tinplate, cans, ends and canned pineapple. These inventories, which were previously accounted for under a single-pool LIFO method, were split into two pools - one for tinplate, empty cans and ends and another for finished goods.

(2) At December 31, 1994, current liabilities exceeded current assets because borrowings totaling $27.8 million on a revolving credit commitment were classified as current. The commitment has since been amended and borrowings under this line were classified as noncurrent at December 31, 1996 and 1995.

(3) Property, net of depreciation, total assets and long-term debt and capital leases decreased in 1995 primarily because, as of April 30, 1995, the Company no longer consolidated Kaahumanu Center Associates (see Note 3 to Consolidated Financial Statements).




MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

1996 vs. 1995

CONSOLIDATED
      For the year 1996 the Company reported a net loss of $747,000 compared to a net loss of $1.6 million for 1995. Operating results from the Company's Pineapple operations improved by $7.5 million in 1996 compared to 1995. However, 1995 included $5 million of income representing the reversal of the Company's prior years equity in losses of Kaptel Associates (see Note 3 to Consolidated Financial Statements). Also offsetting the improved 1996 results from Pineapple operations was lower income from land sales, which was $700,000 in 1996 compared to $3.4 million in 1995.
      General and administrative expenses decreased by 4% in 1996 compared to 1995. The decrease was largely a result of accounting for Kaahumanu Center Associates (KCA) by the equity method since May 1, 1995. Prior to that time, the financial statements of KCA were consolidated with those of the Company (see Note 3 to Consolidated Financial Statements). Partially offsetting this decrease were higher expenses for outside consultants and increased employment-related costs as a result of wage adjustments and additional employees.
      Interest expense decreased by 49% in 1996 as a result of lower average borrowings and lower average rates. For the first four months of 1995, the Company's consolidated debt was higher by approximately $75 million as a result of financing arrangements for Kaahumanu Center. This was the primary reason for higher average borrowings and rates in 1995.


PINEAPPLE
      Revenue from Pineapple was $96 million in 1996 compared to $81 million in 1995. In 1996, Pineapple operations contributed an operating profit of $4 million compared to an operating loss of $3.5 million for 1995. Increased case sales volume (the number of cases sold) provided an $8 million revenue increase; higher prices also resulted in revenue increases of $8 million. A change in the mix of products sold, lower fresh fruit sales and other income resulted in a $1 million net revenue decline.
      Higher cost of sales in 1996 resulted primarily from increased sales volume. Production costs were higher in 1996 because of lower quality fruit in the fourth quarter as a result of unfavorable weather conditions. Lower quality fruit reduces the recovery (the amount of saleable product per ton of fruit processed) and thereby increases the unit cost of the product. In 1996 and 1995 there were partial liquidations of LIFO inventories, which resulted in lower costs from prior years being included in cost of sales. Cost of sales for 1996 and 1995 would have been higher by $1,281,000 and $104,000, respectively, based on current production costs for the respective years.
      Shipping and marketing costs increased in 1996 due to the higher volume of sales, increased marketing and promotional efforts and higher surface and ocean freight costs.

RESORT
      In 1996 the Resort segment contributed revenue of $35.7 million compared to $34.3 million in 1995. Operating profit for 1996 was $2.2 million compared to $7.3 million for 1995. In 1995 the Resort operating profit included $5 million representing the reversal of the Company's equity in prior years losses of Kaptel Associates (see Note 3 to Consolidated Financial Statements). Operating profit from Resort ongoing operations declined in 1996 compared to 1995, largely reflecting lower revenues from commercial leasing, golf and membership operations, coupled with increased costs and expenses. Partially offsetting these declines were increased operating profits from The Kapalua Villas and the water and sewer utility operations. Overall costs and expenses related to ongoing resort operations increased by $1.6 million, of which over 50% represented higher labor costs. Marketing expenses were higher, primarily as a result of new advertising initiatives which began in 1996. Other costs and expenses were largely commensurate with corresponding revenues.
      In September of 1996 the number of condominium units in The Kapalua Villa program increased by 79 units as a result of an agreement for the Company to take over management of units previously managed by the Kapalua Bay Hotel. This operation contributed revenue increases of 39% in 1996.
      Merchandise sales increased by 4%. Revenues from the water and sewer utilities increased by 48% as a result of the Public Utility Commission's approval of rate increases. Lower revenue from Resort golf operations and decreased land lease revenue partially offset these increases. The number of paid golf rounds increased in 1996. However lower average rates resulted in a decrease in total revenue from golf operations. Maturation of the membership program resulted in a decrease in initiation fees that was not offset by increases in annual dues. Revenue from land leases declined because of renegotiation of the leases for the land underlying The Ritz-Carlton Kapalua (see Note 3 to Consolidated Financial Statements), and the Kapalua Bay Hotel (see following discussion of Liquidity, Capital Resources and Other).

COMMERCIAL & PROPERTY
      The Commercial & Property segment contributed revenue of $4.9 million in 1996 compared to $10.1 million in 1995. The net result was an operating profit in 1996 of $105,000 compared to an operating profit of $3.3 million in 1995. Costs and expenses charged to this segment were $4.7 million in 1996 compared to $6.8 million for 1995.
      Revenue and operating profit for 1996 included two land sales totaling $700,000 compared to $3.4 million of land sales in 1995. Land sales in 1995 included $1.8 million from the State of Hawaii for the land taken under condemnation for the King Kekaulike High School and sales of three other parcels for $1.6 million.
      Excluding results from land sales, the decrease in revenue and costs and expenses from this segment was primarily the result of accounting for Kaahumanu Center Associates (KCA) by the equity method since April 30, 1995. Prior to that time, the results of KCA were consolidated with the Company (see
Note 3 to Consolidated Financial Statements).
      In 1996 the loss produced by Kaahumanu Center was reduced by 48% compared to results for the year 1995. The Company's equity in the losses of KCA were $131,000 lower in 1996 compared to 1995.


1995 vs. 1994

CONSOLIDATED
      The Company reported a consolidated net loss of $1.6 million for 1995. For 1994 the Company incurred a consolidated net loss of $3.9 million. The primary reason for the reduced loss in 1995 was the reversal of the Company's previous equity in losses of Kaptel Associates. In October 1995, the Company transferred its interest in Kaptel to the major general partner and reversed losses, recorded through June 30, 1995, into income in the third quarter of 1995 (see Note 3 to Consolidated Financial Statements). Income from the reversal of these losses was partially offset by a higher operating loss from the Company's Pineapple operations and lower operating profits from ongoing Resort operations and the Commercial & Property segment.
      General and administrative expenses increased by approximately 5.6%, largely due to higher bad debt and workers compensation expenses. These increases were partially offset by lower expenses for postretirement medical costs, primarily as a result of changes in medical inflation assumptions.
      Interest expense increased by 24% in 1995 compared to 1994. The increase was primarily the result of a high debt level for the first four months of 1995 arising from the Kaahumanu Center expansion project (see Note 3 to Consolidated Financial Statements) and higher average interest rates.

PINEAPPLE
      Revenue from Pineapple was $81 million for 1995, approximately the same as 1994 as higher average prices in 1995 were offset by lower case volume of sales. Higher average prices in 1995 resulted in revenue increases of approximately $4.2 million. Reductions in case sales volume and lower fresh fruit sales offset the higher prices.
      The operating loss from Pineapple operations increased from $867,000 in 1994 to $3.5 million in 1995. The higher operating loss in 1995 resulted from higher production costs and from increased general and administrative costs.
      Shipping and selling expense for 1995 was about the same as in 1994 as lower sales volume was offset by an increase in ocean freight rates.
      Higher production costs in 1995 were largely due to hot, dry weather conditions which resulted in smaller than normal, porous fruit. This lower quality fruit reduced pineapple yields (tons per acre) and recoveries (cases per ton), which in turn increased per unit production costs. In 1995, there was a partial liquidation of LIFO inventories, which resulted in lower costs from prior years being included in cost of sales. Cost of sales for 1995 would have been higher by $104,000 based on current production costs.

RESORT
      Revenue from the Kapalua Resort was $34.3 million in 1995 compared to $34.1 million in 1994. The segment contributed an operating profit of $7.3 million in 1995 compared to an operating loss of $2.2 million in 1994. Operating profit for 1995 included $5 million representing the reversal of the Company's equity in prior years losses of Kaptel Associates. The operating loss for 1994 included a $4.1 million loss from Kaptel Associates. Plantation Club Associates contributed $152,000 to operating profit for 1995 while the Resort's share of the loss for 1994 was $766,000.
      Costs and expenses attributable to Resort's ongoing operations increased by $869,000 in 1995 compared to 1994 due partially to higher expenses related to commercial leases and to increased marketing and general and administrative expenses. Other costs and expenses fluctuations were commensurate with corresponding revenues.
      Resort occupancies were about the same in 1995 compared to 1994. Merchandise sales were lower by 2%. Revenue from the Resort membership program decreased by 34% and real estate sales commissions declined by 45%. These declines were offset by increased revenues from golf operations and The Kapalua Villas. Paid rounds of golf decreased by 2%, but overall revenue from golf operations increased because of higher average rates. The number of occupied rooms at The Kapalua Villas increased by 10% and revenue increased by 12%.

COMMERCIAL & PROPERTY
      Revenue from the Commercial & Property segment was $10.1 million in 1995 compared to $10.6 million in 1994. Operating profit for 1995 decreased by $1.8 million, from $5.1 million in 1994 to $3.3 million in 1995. Included in 1995 is revenue and operating profit from land sales of $3.4 million, compared to $3 million in 1994.
      Excluding results from land sales, revenue from this segment decreased by $944,000. The primary reason for this decrease in revenue was the result of exclusion of Kaahumanu Center Associates (KCA) from the Company's consolidated financial statements since May 1995.
      As of April 30, 1995, the Employees Retirement System of the State of Hawaii converted its $30.6 million loan to KCA to an additional 49% equity interest in the partnership. Accordingly, as of April 30, 1995, the Company no longer consolidated KCA and instead accounted for the investment by the equity method.
       Costs and expenses related to this segment increased by $1.3 million, including $1.1 million representing the Company's loss from KCA for the eight months ended December 31, 1995. The loss and increased expenses from Kaahumanu Center largely related to interest and depreciation expenses as a result of the expansion and renovation of Kaahumanu Center.

LIQUIDITY, CAPITAL RESOURCES AND OTHER
      At December 31, 1996, the Company's total debt, including capital leases was $30.2 million, a reduction of $7.3 million from year-end 1995. The debt reduction was accomplished as a result of cash flows from operating activities, in particular from the Company's Pineapple operations. Unused short- and long-term lines of credit available to the Company at year-end 1996 totaled $14.1 million.
      Pineapple capital expenditures in 1997 are estimated to be $6 million. Included in these expenditures is $2.4 million for completion of the Company's pineapple cannery waste water disposal system. This project, which replaces the Company's method of disposing of processing waste water, is expected to be completed by May of 1997. Of the remaining capital expenditures, approximately 79% are for replacement of existing equipment.
      Capital expenditures for the Resort segment are expected to be $2.8 million in 1997. The 1997 capital expenditures include $400,000 for a new well to provide water for existing and future Kapalua resort development. Of the remaining 1997 capital expenditures, $1.9 million is for replacement of existing equipment and facilities. In addition to these capital expenditures, the Company expects to contribute $1.1 million to the County of Maui, representing the balance of the Company's $4.3 million contribution to the West Maui sewer system expansion.
      The Company's capital expenditures for 1997 are expected to be funded by external sources and by operating cash flows.
      In 1994 Maui Pineapple Company, Ltd. and the International Longshoremen's and Warehousemen's Union filed an antidumping petition with the
U. S. International Trade Commission and the U. S. Department of Commerce.
The petition alleged that Thai producers of canned pineapple were violating the U.S. and international trade laws by selling their products in the United States at less than fair value, and that such sales were causing injury to the U.S. industry producing canned pineapple. In 1995, both the U. S. International Trade Commission and the U. S. Department of Commerce affirmed that the United States canned pineapple industry was being materially injured by unfair imports of canned pineapple from Thailand and duties ranging from 2% to 51% were imposed on all imports of canned pineapple fruit from Thailand into the United States. Thai pineapple companies appealed the decisions. In November of 1996, the U. S. Court of International Trade announced its decision on the appeal which would substantially reduce the duties being imposed. The Company is preparing to appeal the case to the Court of Appeals for the Federal Circuit. The appeal process is expected to take between 12 to 18 months. During this time, duties at the rates originally determined by the Department of Commerce will continue to be imposed on canned pineapple imported into the United States from Thailand.
      In September 1996 the owners of the Kapalua Bay Hotel sold the hotel to a third party. In connection with this transaction, the Company, as ground lessor, agreed to the amendment of certain terms of the lease, including no minimum rent for the first seven years and no percentage rent for the first year. Also in connection with this transaction, the Company granted the buyers an option to purchase a 50% interest in a 12 acre parcel adjacent to the hotel for $4 million. The option expires in April 1997. Upon exercise of the option, the Company and the buyers have agreed that they will negotiate the structure and terms of an entity to own, develop and sell the parcel.
      The Company, as a partner in various partnerships, may under certain circumstances, be called upon to make additional capital contributions (see
Note 3 to Consolidated Financial Statements). The Company anticipates that in 1997 its share of cash calls by Kaahumanu Center Associates will be approximately $830,000.


IMPACT OF INFLATION AND CHANGING PRICES
      The Company uses the LIFO method of accounting for its pineapple inventories. Under this method, the cost of products sold approximates current cost and during periods of rising prices the ending inventory balance is below current cost. The replacement cost of pineapple inventory was $22 million at December 31, 1996.
      Most of the land owned by the Company was acquired from 1911 to 1932 and is carried at cost. A small portion of "Real Estate Held for Sale" represents land cost. Replacements and additions to the Pineapple operations occur every year and some of the assets presently in use were placed in service in 1934. At Kapalua, some of the fixed assets were constructed and placed in service in the mid-to-late 1970s. Depreciation expense would be considerably higher if fixed assets were stated at current cost.


FORWARD-LOOKING STATEMENTS
      The Company's Annual Report to Shareholders contains forward-looking statements (within the meaning of Private Securities Litigation Reform Act of
1995) as to the Company's expectations concerning 1997 profitability, reduction of debt, future sales of new products (including fresh-cut pineapple and tropical mix) distribution of Costa Rican pineapple, anticipated imports of fruit from Thailand and the Philippines, the appeal of a decision affecting antidumping duties, anticipated capital calls by Kaahumanu Center Associates, the potential impact on Kaahumanu Center of Maui Marketplace, and the effects of changes involving The Ritz-Carlton Kapalua Hotel, The Kapalua Bay Hotel and The Kapalua Villas. In addition, from time to time the Company may publish forward-looking statements as to those matters or other aspects of the Company's anticipated financial performance, business prospects, new products, marketing initiatives, or similar matters. Forward-looking statements contained in the Annual Report to Shareholders or otherwise made by the Company are subject to numerous factors (in addition to those otherwise noted in the Company's Annual Report or in its filings with the Securities and Exchange Commission) that could cause the Company's actual results and experience to differ materially from expectations expressed by the Company. Factors that might cause such differences, among others, include (1) changes in domestic, foreign or local economic conditions that affect the number, length of stay, or expenditure levels of East-bound or West-bound visitors, or agricultural production and transportation costs of the Company and its competitors, or Maui retail or real estate activity; (2) the effect of weather conditions on agricultural operations of the Company and its competitors; (3) the possibility of an adverse ruling on appeal of the antidumping decision;
(4) events in the airline industry affecting passenger or freight capacity or cost; (5) possible shifts in market demand; and (6) the impact of competing products, competing resort destinations, and competitors' pricing.


MAUI LAND & PINEAPPLE COMPANY, INC.
Officers

President & Chief Executive Officer
Gary L. Gifford

Executive Vice President/Finance
Paul J. Meyer

Executive Vice President/Pineapple
Douglas R. Schenk

Executive Vice President/Resort
Donald A. Young

Vice President/Retail Property
Scott A. Crockford

Vice President/Land Management
Warren A. Suzuki

Treasurer
Darryl Y. H. Chai

Secretary
Adele H. Sumida

Controller & Assistant Treasurer
Ted L. Proctor

Directors

Mary C. Sanford--Chairman
Chairman of the Board
Maui Publishing Company, Ltd.

Richard H. Cameron--Vice Chairman
Publisher
Maui Publishing Company, Ltd.

Peter D. Baldwin
President
Baldwin Pacific Corporation

Samuel K. Himmelrich, Sr.
Chairman of the Board
Inland Leidy, Inc.

Randolph G. Moore
Chief Executive Officer
Kaneohe Ranch

Fred E. Trotter III
President
F. E. Trotter, Inc.

Andrew T. F. Ing--Director Emeritus
Chairman of the Board
Denis Wong and Associates




Audit and Compensation Committees

Peter D. Baldwin
Richard H. Cameron
Samuel K. Himmelrich, Sr.
Andrew T. F. Ing
Randolph G. Moore--Chairman, Audit
Mary C. Sanford
Fred E. Trotter III--Chairman, Compensation

PRINCIPAL SUBSIDIARIES

MAUI PINEAPPLE COMPANY, LTD.
Officers

President & Chief Executive Officer
Douglas R. Schenk

Executive Vice President/Sales & Marketing
James B. McCann

Executive Vice President/Finance & Treasurer
Paul J. Meyer

Vice President/Cannery
Eduardo E. Chenchin

Vice President/Plantations
L. Douglas MacCluer

Secretary
Adele H. Sumida

Controller
Stacey M. Jio

Assistant Treasurer
Ted L. Proctor

Directors

Mary C. Sanford--Chairman
Richard H. Cameron--Vice Chairman
Peter D. Baldwin
Douglas B. Cameron
Gary L. Gifford
Andrew T. F. Ing
Paul J. Meyer
Randolph G. Moore
Claire C. Sanford
Douglas R. Schenk
Fred E. Trotter III

KAPALUA LAND COMPANY, LTD.
Officers

President & Chief Executive Officer
Donald A. Young

Executive Vice President/Finance & Treasurer
Paul J. Meyer

Vice President/Administration & Support Operations
Robert P. Derks

Vice President/Development
Robert M. McNatt

Vice President/Resort Operations
Gary M. Planos

Secretary
Adele H. Sumida

Controller
Russell E. Johnson

Assistant Treasurer
Ted L. Proctor

Directors

Mary C. Sanford--Chairman
Richard H. Cameron--Vice Chairman
Peter D. Baldwin
Gary L. Gifford
Andrew T. F. Ing
Paul J. Meyer
Randolph G. Moore
Jared B. H. Sanford
Fred E. Trotter III
Donald A. Young

Deceased:

Mrs. J. Walter Cameron, March 24, 1996, Director Emeritus of Maui Land & Pineapple Company, Inc., Maui Pineapple Company, Ltd. and Kapalua land Company, Ltd.

Douglas R. Sodetani, December 23, 1996, Director of Maui Pineapple Company, Ltd. and Kapalua Land Company, Ltd.