Form 10-K405, Exhibit 13
period 1997-12-31
MAUI LAND & PINEAPPLE CO INC
filed 1998-03-26
CIK 63330

MAUI LAND & PINEAPPLE COMPANY, INC
ANNUAL REPORT
1997

CONTENTS

Letter to Shareholders                                          2
Pineapple                                                       4
Resort                                                          5
Commercial & Property                                           6
Independent Auditors' Report                                    7
Consolidated Balance Sheets                                     8
Consolidated Statements of Operations and Retained Earnings    10
Consolidated Statements of Cash Flows                          11
Notes to Consolidated Financial Statements                     12
Common Stock                                                   19
Selected Financial Data                                        20
Management's Discussion and Analysis of
 Financial Condition and Results of Operations                 21
Officers and Directors                                         24



THE COMPANY

     Maui Land & Pineapple Company, Inc., a Hawaii corporation organized in 1909, is a land-holding and operating company with several wholly owned subsidiaries, including two major operating companies, Maui Pineapple Company, Ltd. and Kapalua Land Company, Ltd. The Company, as used herein, refers to the parent and its wholly owned subsidiaries. The Company's principal business activities are Pineapple, Resort and Commercial & Property.

     The Company owns approximately 28,600 acres of land on the Island of Maui, of which about 8,100 acres are used directly or indirectly in the Company's operations. The Company employed approximately 2,270 people in 1997 on a year-round or seasonal basis.

     Maui Pineapple Company, Ltd. is the operating subsidiary for Pineapple. Its canned pineapple, pineapple juice, and fresh pineapple are found in supermarkets throughout the United States. The canned pineapple products are sold as store-brand pineapple with 100% HAWAIIAN U.S.A.(TM) imprinted on the can lid. In addition, the products are sold through institutional, industrial and export distribution channels.

     Kapalua Land Company, Ltd. is the development and operating subsidiary for the Kapalua Resort. The Kapalua Resort is a master-planned golf resort community on Maui's northwest coast. The property encompasses 1,650 acres bordering the ocean with three white sand beaches.

     Commercial & Property includes the operations of various properties, including Kaahumanu Center, the largest retail and entertainment center on Maui. It also includes the Company's land entitlement and management activities and land sales that are not part of the Kapalua Resort.
10-K REPORT
Shareholders who wish to receive, free of charge, a copy of the Company's 10-K Report to the Securities and Exchange Commission (excluding certain exhibits) may write to:

     Corporate Secretary
     Maui Land & Pineapple Company, Inc.
     P. O. Box 187
     Kahului, Hawaii 96733-6687


OFFICES
Corporate Offices                    Pineapple Marketing Office

Maui Land & Pineapple Company, Inc.  Maui Pineapple Company, Ltd.
P. O. Box 187                        P. O. Box 4003
Kahului, Hawaii  96733-6687          Concord, California  94524-
4003
Telephone:  808-877-3351             Telephone:  510-798-0240
Fax:  808-871-0953                   Fax:  510-798-0252
http://www.mauiland.com

Maui Pineapple Company, Ltd.
P. O. Box 187
Kahului, Hawaii  96733-6687
Telephone:  808-877-3351
Fax:  808-871-0953
http://www.pineapplehawaii.com

Kapalua Land Company, Ltd.
1000 Kapalua Drive
Kapalua, Hawaii  96761-9028
Telephone:  808-669-5622
Fax:  808-669-5454
http://www.kapaluamaui.com

Kaahumanu Center
275 Kaahumanu Avenue
Kahului, Hawaii   96732-1612
Telephone:  808-877-3369
Fax:  808-877-5992
http://www.maui.net/~kcenter/

Transfer Agent & Registrar           Independent Auditors

ChaseMellon Shareholder Services     Deloitte & Touche LLP
85 Challenger Road                   1132 Bishop Street, Suite 1200
Ridgefield Park, New Jersey   07660  Honolulu, Hawaii   96813-2870
Telephone:  800-356-2017             Telephone:  808-543-0700


MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
FINANCIAL HIGHLIGHTS

                                      1997            1996        1995
                                            (Dollars in Thousands
                                          Except Per Share Amounts)

REVENUES
  Pineapple                      $   90,949     $   95,700     $ 81,052
  Resort                             40,338         35,676       34,330
  Commercial & Property               5,065          4,850       10,123
  Corporate                             146            109           72

Total                               136,498        136,335      125,577


NET INCOME (LOSS)                       863           (747)      (1,559)

NET INCOME (LOSS)
  PER COMMON SHARE               $      .48     $     (.42)    $   (.87)

AVERAGE COMMON
  SHARES OUTSTANDING              1,797,125      1,797,125    1,797,125

TOTAL ASSETS                     $  134,714     $  132,851     $137,085

CURRENT RATIO                          2.20           2.23         2.78

LONG-TERM DEBT and
  CAPITAL LEASES                 $   29,435     $   28,898     $ 36,227

STOCKHOLDERS' EQUITY                 58,896         58,033       58,870

STOCKHOLDERS' EQUITY PER
  COMMON SHARE                   $    32.77          32.29     $  32.76

EMPLOYEES                             2,270          2,160        1,990



TO OUR SHAREHOLDERS AND EMPLOYEES

     Nineteen ninety-seven was a year of progress for Maui Land & Pineapple Company, Inc. A net profit was posted for the first time since 1991. In many ways however, operating results did not reflect the substantial progress that has been made in the Company's operations over the last three years and, in this respect, the magnitude of the net profit was disappointing.
Through the end of the third quarter, the Company posted a net profit of $2.6 million. The fourth quarter net loss of $1.8 million reduced the net profit for the full year to $863,000. The fourth quarter loss was primarily attributable to the Resort segment experiencing a decline in occupancy, golf rounds and merchandise sales as well as bad debts due to tenant turnover and a decline in electricity revenue in the Commercial segment.

     The focus and concentrated effort of our strategic planning program has led to the development of new products, to the creation of two new joint venture affiliations and to planning for a number of near-term development projects that are promising. The sales volume and profits from new product opportunities, projects and new lines of business have not developed as fast as we would have liked. Last year, we referred to a number of fundamental improvements that will have long-term positive impact on our businesses, such as the repositioning of the Kapalua Bay Hotel. Although the Company did not benefit from the full profit impact of these fundamental improvements in 1997, we are confident it will in the future.

     The 1997 net profit of $863,000 was an improvement over the 1996 net loss of $747,000 and a further improvement from the 1995 loss of $1.6 million. The 1997 results include the profit recognized from three land sale transactions concluded in the second and third quarters, equivalent to $3.3 million on an after-tax basis. Further information on these land sales transactions is provided in the Resort and Commercial & Property sections of this report.

     Revenues in 1997 were almost identical to 1996 revenues at approximately $136 million. The operating results from our major business segments, Pineapple, Resort and Commercial & Property, were a $3.7 million profit, a $4.8 million profit, and a $127,000 profit, respectively. This compares to operating results of a $4 million profit, a $2.2 million profit, and a $105,000 profit, respectively, for Pineapple, Resort and Commercial & Property segments in 1996.

     It should be noted that although Pineapple's operating results declined by approximately $300,000, the operating profit in 1997 was generated with sales of 6% fewer cases sold than 1996 while sales prices were only marginally better in 1997. Production of cases packed was 8% higher than 1996. These operating results show a substantially improved level of operating efficiency in the Pineapple division.

     The Kapalua Resort's improvement in operating profit of $2.6 million in 1997 is due entirely to results from development activities, specifically the sale of a one-half interest in the Kapalua Coconut Grove project. Despite increased real estate activity in 1997, resort ongoing operations experienced a decline in operating profit from $2 million in 1996 to $800,000 due to effects of the closure for renovation of the Kapalua Bay Hotel for a majority of the year and the continued weak level of visitor arrivals and visitor occupancy on Maui.

     The improved operating profit from Commercial & Property activities reflects two land sale transactions, which generated an operating profit of $1 million offset by the loss for the year from Kaahumanu Center as a result of continued poor retail economic conditions on Maui.

     We are concerned that three factors that had negative influences on the Company's operations and profitability in 1997 will persist without significant improvement in 1998. First, the poor performance of the Hawaii economy in the face of excellent business conditions in the rest of the U.S. and the lack of meaningful steps to reduce the costs of doing business in Hawaii need immediate attention. We have devoted considerable effort to participating in and supporting the initiatives of the joint public and private Economic Recovery Task Force as a starting point.
These initiatives must be enacted by the State legislature. Progress beyond these initiatives must continue on a priority basis in terms of reducing the size and cost of our State government and in reducing the costs of doing business, such as health care, workers' compensation, insurance, torts and taxes. We hope the State legislators and administration take the necessary steps to improve this situation.

     Second, the extension of the runway at Kahului Airport from 7,000 feet to 9,600 feet has yet to be accomplished despite broad community and County government support. Lack of progress on this project remains the most serious impediment to the health of our key retail and visitor industries on Maui, and continues to limit sales of the Company's fresh pineapple products.

     Third, financial difficulties in the major Asian countries continue to have a negative impact on Maui's visitor and retail industries. It appears unlikely that we will see significant improvement in 1998 in these three key areas. Due to devaluation of foreign currencies, we would, under normal circumstances, expect to see some downward pressure in pineapple pricing; however, foreign suppliers are experiencing low inventories and pricing has remained steady.

     Notwithstanding the poor climate for business in Hawaii, progress was made in 1997. The Pineapple division completed a joint venture affiliation with the U.S. subsidiary of an Indonesian pineapple producer. The joint venture, Premium Tropicals International, LLC, markets pineapple products from Indonesia to U.S. grocery chain customers. This strategic alliance broadens the Company's product line and presents marketing opportunities that we were not able to take advantage of in prior years. Shipments by Premium Tropicals in 1997 and sales in early 1998, while lower than our expectations because a severe drought in Indonesia limited product availability, were well received by Premium Tropicals' customers. The volume of sales and profit contribution from Premium Tropicals should increase if drought conditions in Indonesia moderate and a greater volume of pineapple products become available. Progress also was made in the Pineapple division in developing additional markets for fresh whole pineapple, including both Jet Fresh pineapple grown and packed on Maui and pineapple grown in other countries and marketed through our wholly owned subsidiary, Royal Coast Tropical Fruit Company. We expect the volume of fresh whole pineapple and the contribution from these activities to grow in the future, subject to resolution of transportation and distribution issues, such as the Kahului Airport runway extension.

     Considerable progress was made in analyzing consumer preferences for fresh cut pineapple products and in analyzing and resolving production issues for this new product line. While sales and shipments of fresh cut products were lower than expected in 1997, we remain convinced that fresh cut pineapple is an excellent product opportunity for the Company and will represent an important and growing source of revenues and profits in the future.

     The Kapalua Resort also made progress in 1997. Kapalua Bay Hotel was placed under the management of Halekulani Corporation by its new owner, ERE Yarmouth. The hotel was closed for part of the year while a renovation costing some $16 million was completed. As a result, we did not receive any benefit from occupancy of the hotel by guests nor did we receive any rent under the ground lease of the hotel property. The hotel re-opened late in the year and accrual of rent under the ground lease was reinstated. In June of 1997, ERE Yarmouth purchased a 50% interest in the 12-acre parcel of land adjoining the hotel and a joint venture was formed with ERE Yarmouth for development of that parcel. Market studies indicate that demand for luxury condominiums on that site should be reasonably strong and we hope to proceed with that project in 1998.

     Real estate activity at Kapalua increased significantly in 1997, resulting in the sale of the final three lots owned by our joint venture, Plantation Club Associates. As a result, this partnership was dissolved as of year-end 1997. With the improvement in real estate activity at the resort, the Company has accelerated its planning efforts for future projects.

     The selection of Kapalua as the site for the prestigious PGA Tour Mercedes Championships for 1999 through 2002 should serve to enhance Kapalua's reputation as one of the leading golf resorts in the world. While the business outlook for 1998 is not expected to improve substantially, improved financial performance should result from repositioning the Kapalua Bay Hotel and the additional international recognition received by the resort.

     Results of the Company's Commercial & Property division are dominated by the Kaahumanu Center, which at 573,000 square feet of gross leaseable area is Maui's largest shopping center. High turnover of tenants and a lackluster level of sales resulting from a very competitive retail market on Maui negatively impacted 1997 results. Considerable progress was made in attracting new, high quality tenants to the Center and overall tenant sales volume increased approximately 5% over 1996 levels. Kaahumanu Center continues to demonstrate the ability to attract new tenants, which should result in improved financial performance for 1998.

     At the end of 1997, the Company's total debt, including capital leases, was $32.5 million, a $2.3 million increase from year-end 1996. While this level of debt is still above the target level of financial leverage for the Company, by year-end the Company had paid entirely its revolving loans from bank lenders.

     We are disappointed that 1997 did not result in a substantial level of net profit for the Company. We believe the progress made in 1997 has the effect of positioning Maui Land & Pineapple
Company, Inc. for substantially improved results under better economic conditions.

     Thank you for your continued support.

/S/ MARY C. SANFORD
Mary C. Sanford
Chairman


/S/ GARY L. GIFFORD
Gary L. Gifford
President & CEO


February 6, 1998



PINEAPPLE

     In 1997, Maui Pineapple Company, Ltd. reported operating profits before allocated interest and corporate expenses of $3,749,000, $258,000 lower than 1996. This was the second year of profitability after three years of net losses.

     Pineapple's revenue for 1997 was $91 million, down 5% from 1996 levels. Total canned pineapple case sales volume was down 6%. Canned fruit, our largest category, experienced an 8% case volume decline. Price increases partially offset the effect of lower sales volume. Case volume shortfalls in our domestic markets resulted from low inventory levels, which affected product delivery during the key Easter and Christmas holiday periods. Export case volume was down significantly due to poor economic conditions that continue to persist in the Asian markets.

     Canned juice case volume was down 2% compared with 1996, while pricing increased 5%. Supported by the State of California Women, Infants and Children Supplemental Nutritional Feeding Program contract, which we were awarded in 1997, volume and pricing for the grocery juice segment was ahead of 1996 levels by 5%. All other juice segments experienced case volume decreases. Pricing increased in the industrial, club, frozen juice, institutional and government segments. Due to consumers purchasing fewer canned juices, we expect the canned juice category to experience downward pricing pressure as sales continue to decline.

     Net sales of the fresh whole fruit segment increased 2% over 1996 levels as the number of tons sold increased. Growth in this category will be limited until the Kahului Airport runway is extended. The company expects to increase sales volume of its Jet Fresh fruit once the airport runway expansion is completed.

     The company had a very good pineapple crop in the second half of 1997, in contrast to the first half when we experienced weather-related fruit shortages and quality problems. Pineapple fruit and juice recovery was higher than 1996. These increases resulted in a higher pack than expected and provided an opportunity to improve our beginning inventory balances of canned pineapple for 1998.
This past year was excellent for plant growth and fruit development. The company's plantings are in good condition for 1998 and beyond.

     Increased pack, good weather conditions and the company's continued emphasis on cost reduction contributed to lower operating costs.

     The company continues to closely monitor canned pineapple imports. Through November 1997, case volume of imported canned pineapple fruit and juice increased 6% and 2%, respectively, over 1996 levels. Juice concentrate import volume was down 7%.

     Antidumping duties on canned pineapple fruit from Thailand were in effect throughout 1997. The company does not expect any significant changes in these duties in 1998. This past year the company and the Department of Commerce each filed an appeal with the Court of Appeals for the Federal Circuit challenging a decision by the United States Court of International Trade. This decision required the Department of Commerce to recalculate the antidumping duties using accounting methods not normally used by Thai producers. This method understates how much dumping is occurring and the Company and the Department of Commerce believe the decision should be overturned by the Court of Appeals for the Federal Circuit. In the annual review process, the company is aggressively pursuing the issue of canned pineapple sales in the U.S. at prices below fair value by several Thai producers.

     Winter crop output in both Indonesia and Thailand has been poor, resulting in relatively firm marketplace pricing. Even though raw material costs in Thailand have fallen since last year's peak, the devaluation of the Thai baht continues to exert upward pressure on other Thai production costs. It is unclear what the long-term effect of the Thailand economic crisis will have on pricing or the antidumping duties.

     As part of the Company's strategic plan, we are continuing our efforts in new product and new business development. During 1997 we made steady progress, including gaining marketplace experience in developing a new fresh cut fruit program.

     Through our Royal Coast Tropical Fruit Company, Inc. subsidiary, we formed a joint venture with P.T. Great Giant Pineapple Co., an Indonesian pineapple grower and canner and one of the largest and lowest cost producers in the world. The joint venture company, Premium Tropicals International, LLC, will market and sell Indonesian canned pineapple in the United States. Sales through this joint venture began in 1998. Under the Royal Coast label, the company also sells fresh whole fruit from Central and South America in the U.S. market. From a profit standpoint, our financial results in both new businesses were less than expected. Assuming favorable market conditions, we have laid the groundwork for growth of these businesses in the coming years.

     The company continues to be a leader in environmental issues. This past fall, at a cost of $3.2 million, the cannery completed a water-recycling program. This new system provides cannery-processed water to Hawaiian Commercial & Sugar Company for seed cane irrigation. Both Haliimaile and Honolua plantations have been given Integrated Pest Management certification through the University of Hawaii. This program reduces the overall use of chemicals by using innovative agricultural practices to control pests. The company also remains committed to retaining the pristine condition of the Colin C. Cameron Puu Kukui Conservation Easement.

     The company's main focus over the next year is to improve profitability by continued emphasis on cost reductions in operations, maximizing yields and improving recovery. Significant resources will continue to be directed toward improving product quality and sales volume in the fresh cut categories where customer demand is growing. Sales and marketing objectives are to achieve the highest return from sales of "100% HAWAIIAN U.S.A.T" canned pineapple and to expand sales through the Royal Coast label and the Premium Tropicals International joint venture. We expect 1998 to be another challenging year as we continue to expand and improve our business.


RESORT

     In 1997, Kapalua Land Company, Ltd. had a profit, before allocated interest and corporate expenses, of $4.8 million compared
with a profit of $2.2 million in 1996.   All of the increased
profit was due to the $4.2 million gain on the sale of a 50% interest in a 12-acre oceanfront development parcel (Site 29) next to the Kapalua Bay Hotel.

     ERE Yarmouth, the owner of the Kapalua Bay Hotel, exercised its option to purchase an interest in Site 29 and, after closing the transaction in June of 1997, we formed Kapalua Coconut Grove LLC, a 50/50 limited liability corporation with Yarmouth. Preliminary development plans for approximately 40 luxury condominiums on Site 29 have been completed and an application for Special Management Area (SMA) approval is expected to be submitted in the first half of 1998.

     Overall, Hawaii's resort real estate market continued to show signs of strengthening. Resort residential property resale activity for all of Maui in 1997 increased 14% in total dollar volume with prices stabilized or up slightly. Kapalua's resale volume increased about 7% in 1997, mostly from residential property and land sales activity.

     In addition to the resale activity, the final three lots in Phase I of Plantation Estates closed escrow in 1997. Although there was significant cash generated by these sales, there was very
little profit recognition.   Following these sales, we concluded an
agreement with our joint venture partner to dissolve Plantation Club Associates. As part of the distribution at year-end, Kapalua Land Company received ownership of the remaining development assets comprised of the 142-acre Plantation Estates Phase II. Our net cash proceeds from Plantation Club Associates in 1997 was approximately $1.5 million.

     We are proceeding with plans to reconfigure Plantation Estates Phase II into fewer, larger lots as an alternative residential product that would complement the two-acre single family lot product in Phase I and the overall resort master plan for Kapalua. The sale of a 75-acre portion of Phase II, which was placed in escrow last year subject to a number of contingencies, is tentatively scheduled to close escrow in 1998.

     Results for our real estate brokerage operation, Kapalua
Realty, continued to improve in 1997 with a 50% increase in total commission income and a dominant market share of both listings and sales for the resort.

     In addition to Site 29, our primary planning focus has been on the near-term development of the 55-acre Central Resort area of Kapalua. Significant progress has been made in finalizing conceptual plans that include a new golf clubhouse and practice facility for the Village Course, a resort spa, villa reception center, Town Center and new villa product. We hope to obtain the approvals and appropriate financing necessary to begin construction of the Village Course redevelopment in 1998.

     Hawaii's visitor industry finished 1997 with lower hotel occupancy and growing concern over the trend in the declining number of eastbound visitors and their expenditures. The recent Asian financial crisis has added a new level of uncertainty and concern for Hawaii's visitor industry in 1998.

     Maui's hotel occupancy rate declined about 2 percentage points last year to 71.6%, mostly because of the loss of eastbound visitors to the Island of Hawaii which has benefited from the
recently lengthened Keahole-Kona airport runway.   Excluding the
impact of closing the Kapalua Bay Hotel for renovation, our resort occupancy increased more than 11% in 1997.

     Excluding the sale of Site 29, our ongoing resort operations had an operating profit of approximately $800,000 in 1997 compared to $2 million in 1996. Total resort revenues from ongoing operations increased 2% to $36.1 million. Increased golf green fees from higher rates and increased Kapalua Club membership income were offset by lower merchandise sales and higher resort operating expenses.

     The closure of the Kapalua Bay Hotel for major renovations in 1997 had a much greater negative impact on our operations than we had anticipated and accounted for most of the decrease in profits. The hotel closed on April 1 and did not fully reopen until the fourth quarter. In addition to reduced hotel and commercial lease rents and lower retail revenues due to the closing of the hotel, we also incurred significant expense to settle a lawsuit related to the sale of the hotel.

     The agreement with Yarmouth to consolidate the short-term villa rentals under our villa operation (The Kapalua Villas) resulted in a significant and almost equal increase in both revenues and expenses for 1997. With an inventory of over 260 resort villas now under management by The Kapalua Villas, this operation clearly gives Kapalua a more unified and stronger market position that complements the resort's two hotels.

     Our resort marketing continues to emphasize golf, our unique resort environment and Kapalua special events. Beginning in January 1999, Kapalua and The Plantation Course will host the prestigious Mercedes Championships, which will be the season opening event for the PGA Tour. The Mercedes Championships replaces the Lincoln-Mercury Kapalua International and gives us a significant opportunity to further position Kapalua as one of the premiere golf resort communities in the world.

     Despite projections for another difficult year for Hawaii's tourism industry, our resort operations should show improved results in 1998 from having the Kapalua Bay Hotel reopened under the management of Halekulani Corporation. Development profit in 1998 is expected to be limited to the pending sale of a 75-acre parcel in Plantation Estates Phase II. With the planned development of Site 29 and continued improvement from resort operations, the longer-term outlook for Kapalua Land Company continues to be positive.



COMMERCIAL & PROPERTY

     The Commercial & Property business segment produced slightly higher revenue and operating profits in 1997 compared to 1996. Revenue increased from $4.9 million in 1996 to slightly over $5.0 million in 1997. Operating profit, before allocation of interest and corporate expenses, was $127,000 in 1997 compared to $105,000 in 1996. Land sales arising from two transactions contributed a total of $1.3 million in cash flow and $1.0 million in operating profit for 1997. The two transactions involved the sale of an existing residence on a two-acre parcel of land along Kaluanui Road in Makawao to a private buyer and two parcels of land in West Maui to the County of Maui.

     Kaahumanu Center, Maui's largest shopping center, posted results lower than expected due mostly to higher than anticipated tenant turnover and the timing of new tenant installations. Kaahumanu Center continues to attract new quality tenants, including Sam Choy's Kahului, Spencer Gifts, Perfumania, Forever 21, PrimeCo, Madison Avenue, Cesia, Cinnabon, Hoaloha Heirlooms, Gold Mart and Papyrus. Traffic at Kaahumanu Center remained strong despite new competition. Tenant sales increased 5% over 1996. Recent exit surveys conducted at Kahului Airport indicated that Kaahumanu Center showed significant improvement in both eastbound and westbound tourist traffic in 1997. Kaahumanu Center continues to increase its entertainment component with the addition of new restaurants and a contemplated expansion of the existing multiplex cinema.

     Napili Plaza, a 44,000 square foot community center, showed improved results due to higher occupancy and tenant sales. New competition from Honokowai Marketplace, a 75,000 square foot center to be anchored by Star Market and currently under construction, may negatively impact Napili Plaza's results in the future.

     In 1997, the Land Management Division devoted significant time and effort to monitor various proposed legislation before the County of Maui and State of Hawaii that could potentially impact the ability of the Company to benefit from its land and water resources.

     The Land Management Division is nearing completion of a Land and Water Use and Development Plan and a Management Information System Database for our land and water resources. Once completed, the plan and database will ensure the effective management and development of the Company's land and water resources.

     In December of 1997, Change in Zoning, District Boundary Amendment and Special Management Area Permit applications were submitted to the County of Maui for the 45-lot Kapua Village Employee Subdivision in West Maui. Current plans are to commence construction of subdivision improvements during the last quarter of 1998.



INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors of Maui Land & Pineapple Company,
Inc.:

     We have audited the accompanying consolidated balance sheets of Maui Land & Pineapple Company, Inc. and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Companies as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



/S/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Honolulu, Hawaii
February 6, 1998
(February 26, 1998 as to the seventh paragraph of Note 4)



MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1997 and 1996

                                                1997           1996
                                             (Dollars in Thousands)
ASSETS
CURRENT ASSETS
  Cash                                       $  1,611       $    453
  Accounts and notes receivable,
    less allowance of $567 and $698            12,748         14,343
  Inventories
    Pineapple products                         11,125          9,740
    Real estate held for sale                   1,349            339
    Merchandise, materials and supplies         6,239          6,405
  Prepaid expenses and other assets             4,076          4,028

  Total Current Assets                         37,148         35,308

NOTES RECEIVABLE--REAL ESTATE SALES               370            419

INVESTMENTS AND OTHER ASSETS                    9,575         10,514

PROPERTY
  Land                                          4,614          4,605
  Land improvements                            42,761         42,184
  Buildings                                    48,374         47,991
  Machinery and equipment                      98,700         93,472
  Construction in progress                      5,144          2,747

  Total Property                              199,593        190,999
  Less accumulated depreciation               111,972        104,389

  Net Property                                 87,621         86,610

TOTAL                                        $134,714       $132,851
                                                1997           1996
                                             (Dollars in Thousands)
LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt          $  2,043       $     53
  Current portion of capital
    lease obligations                           1,009          1,201
  Trade accounts payable                        6,166          7,661
  Payroll and employee benefits                 4,637          4,235
  Accrued interest                                702            898
  Other accrued liabilities                     2,308          1,793

  Total Current Liabilities                    16,865         15,841

LONG-TERM LIABILITIES
  Long-term debt                               28,257         27,347
  Capital lease obligations                     1,178          1,551
  Accrued retirement benefits                  21,571         21,983
  Equity in losses of joint venture             6,655          6,256
  Other noncurrent liabilities                  1,292          1,840

  Total Long-Term Liabilities                  58,953         58,977

CONTINGENCIES AND COMMITMENTS

STOCKHOLDERS' EQUITY
  Common stock--no par value, 1,800,000 shares
  authorized, 1,797,125 shares issued
  and outstanding                              12,318         12,318
  Retained earnings                            46,578         45,715

  Stockholders' Equity                         58,896         58,033

TOTAL                                        $134,714       $132,851

See Notes to Consolidated Financial Statements



MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Years Ended December 31, 1997, 1996 and 1995


                                  1997           1996            1995
                           (Dollars in Thousands Except Per Share Amounts)
REVENUES
Net sales                       $101,421       $106,666       $ 91,227
Operating revenue                 29,058         28,062         30,104
Other income                       6,019          1,607          4,246

Total Revenues                   136,498        136,335        125,577

COSTS AND EXPENSES
Cost of goods sold                72,200         75,279         69,314
Operating expenses                26,027         24,030         24,315
Shipping and marketing            18,053         19,185         16,793
General and administrative        14,600         14,507         15,160
Equity in (earnings) losses
  of joint ventures                1,211            882         (4,001)
Interest                           3,045          3,575          7,021

Total Costs and Expenses         135,136        137,458        128,602


INCOME (LOSS) BEFORE
  INCOME TAXES                     1,362         (1,123)        (3,025)
INCOME TAXES (CREDITS)               499           (376)        (1,466)

NET INCOME (LOSS)                    863           (747)        (1,559)

RETAINED EARNINGS,
  BEGINNING OF YEAR               45,715         46,552         48,111
CASH DIVIDENDS                        --            (90)            --

RETAINED EARNINGS, END OF YEAR    46,578         45,715         46,552

PER COMMON SHARE
  Net Income (Loss)                  .48          (.42)          (.87)

  Cash Dividends                $     --       $   .05       $     --
See Notes to Consolidated Financial Statements.



MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1997, 1996 and 1995

                                    1997         1996            1995
                                         (Dollars in Thousands)
OPERATING ACTIVITIES
Net income (loss)               $    863       $  (747)        $(1,559)
Adjustments to reconcile
  net income (loss) to net cash
  provided by operating activities
  Depreciation                     8,041          8,606         10,202
  Undistributed equity in (earnings)
    losses of joint ventures       1,211          1,010         (3,850)
  Gain on property disposals      (5,254)          (812)        (3,408)
  Deferred income taxes             (313)          (389)        (1,471)
  (Increase) decrease in
    accounts receivable            1,446         (1,105)          (723)
  (Increase) decrease in
      refundableincome taxes         (38)           (44)         1,392
  (Increase) decrease
      in inventories              (1,219)         3,191            862
  Increase (decrease) in
    trade payables                (1,356)         1,602            573
  Net change in other operating
 assets and liabilities               72            442            124

NET CASH PROVIDED BY
  OPERATING ACTIVITIES             3,453         11,754          2,142

INVESTING ACTIVITIES
Purchases of property             (8,388)        (5,284)        (5,679)
Proceeds from sale of property     5,882            845          3,469
Distributions from joint ventures  1,460            712            303
Contributions to joint ventures   (1,030)             --             --
Payments for other investments    (1,815)          (437)        (3,563)
Proceeds from surrender of
  insurance policies                  --          3,125             --
Reimbursement from Kaahumanu
  Center Associates                   --            328         11,843

NET CASH PROVIDED BY (USED IN)
  INVESTING A CTIVITIES           (3,891)          (711)         6,373

FINANCING ACTIVITIES
Proceeds from long-term
  borrowings                      23,891         18,800         16,388
Payments of long-term debt       (20,991)       (28,097)       (25,515)
Payments on capital lease
  obligations                     (1,304)        (1,369)        (1,491)
Dividend paid                          --           (90)             --

NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES             1,596        (10,756)       (10,618)

NET INCREASE (DECREASE) IN CASH    1,158            287         (2,103)

CASH AT BEGINNING OF YEAR            453            166          2,269

CASH AT END OF YEAR             $  1,611       $    453      $     166



Supplemental Disclosures of Cash Flow Information and Non-Cash
Investing and Financing Activities:

1.   Cash paid (received) during the year (in thousands):

   Interest (net of
     amount capitalized)        $  3,235       $  3,751       $  7,339
   Income taxes                 $    335       $    301        $(1,205)

2. Capital lease obligations of $739,000 in 1997 and $1,092,000 in 1996 were incurred for new equipment.

3.   Effective December 31, 1997, the Company's investment in
  Plantation Club Associates (PCA) was liquidated and the Company assumed PCA's remaining assets totaling $1.4 million (see Note 3 to Consolidated Financial Statements).

4. Effective April 30, 1995, the Employees' Retirement System of the State of Hawaii converted its $30.6 million loan to an additional 49% ownership in Kaahumanu Center Associates (see Note
  3 to Consolidated Financial Statements).

5. In 1995, the $4.7 million loan from Kaptel Associates to the Company was offset against the cost of the related off-site improvements (see Note 3 to Consolidated Financial Statements).



See Notes to Consolidated Financial Statements.


MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION
     The consolidated financial statements include the accounts of Maui Land & Pineapple Company, Inc. and its wholly owned subsidiaries, primarily Maui Pineapple Company, Ltd. and Kapalua
Land Company, Ltd. Significant intercompany balances and transactions have been eliminated.

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

INVESTMENTS AND OTHER ASSETS
     Cash surrender value of life insurance policies are reflected net of loans against the policies.
     Investments in joint ventures are generally accounted for using the equity method.

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

ADVERTISING AND RESEARCH AND DEVELOPMENT
     The costs of advertising and research and development activities are expensed as incurred.

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

NET INCOME (LOSS) PER COMMON SHARE
     Net income (loss) per common share is computed using the weighted average number of shares outstanding during the period.

2.   INVENTORIES
     Pineapple product inventories were comprised of the
following components at December 31, 1997 and 1996:
                                        1997              1996
                                        (Dollars in Thousands)

     Finished Goods                  $  8,977          $ 7,306
     Work In Progress                     823            1,645
     Raw Materials                      1,325              789

     Total                           $ 11,125          $ 9,740

     The replacement cost of pineapple product inventories at year-end approximated $25 million in 1997 and $22 million in 1996. In 1996 and 1995 there were partial liquidations of LIFO inventories; thus, cost of sales included prior years' inventory costs which were lower than current costs. Had current costs been charged to cost of sales, the net losses for 1996 and 1995 would have increased by $795,000 or $.44 per share and $54,000 or $.03 per share, respectively.


3.   INVESTMENTS AND OTHER ASSETS
     Investments and Other Assets at December 31, 1997 and 1996 consisted of the following:

                                        1997            1996
                                       (Dollars in Thousands)

     Plantation Club Associates       $    --         $ 2,961
     Cash Surrender Value of Life
       Insurance Policies (net)           532             386
     Deferred Costs                     6,206           4,889
     Other                              2,837           2,278

     Total                            $ 9,575         $10,514

     Cash surrender values of life insurance policies are stated net of policy loans totaling $892,000 at December 31, 1997 and 1996.
     Deferred costs are primarily intangible predevelopment costs related to various projects at the Kapalua Resort, which will be allocated to future development projects.

PLANTATION CLUB ASSOCIATES
     Plantation Club Associates (PCA) was an unincorporated joint venture in which Kapalua Land Company, Ltd. (Kapalua) was the managing venturer. Profits and losses of the joint venture were allocated based on the estimated distributions to the partners, which was 85% to Kapalua and 15% to the other partner. The partnership agreement required that all major decisions receive unanimous approval of the partners.
     In 1997 the three remaining lots in Plantation Estates Phase I were sold and the partners concluded an agreement to liquidate PCA as of December 31, 1997. After distribution of the joint venture's cash to the partners, Kapalua assumed PCA's remaining assets of $1.4 million, primarily land and planning costs for Plantation Estates Phase II.
     Summarized balance sheet information for PCA as of December 31, 1996 and operating information for the years ended December 31, 1997, 1996 and 1995 follows:

                                                  1996
                                          (Dollars in Thousands)

Real estate inventories                         $ 2,608
Other assets                                      1,351

Total Assets                                      3,959
Less:  Total Liabilities                            547

Partners' Capital                               $ 3,412


                                   1997           1996         1995

Revenues                         $ 1,823        $   560      $  672
Costs and Expenses                 1,850            397         481

Net Income (Loss)                $   (27)       $   163      $  191

     Kapalua's pre-tax share of the joint venture's net income
(loss) was $(56,000), $128,000 and $152,000 for 1997, 1996 and
1995, respectively. These amounts include expenses incurred by the Company related to the investment (primarily amortization of capitalized interest cost). The Company received cash distributions from PCA of $1,460,000, $850,000 and $465,000 in 1997, 1996 and 1995, respectively.

KAPTEL ASSOCIATES
     Kapalua Investment Corp. (KIC), a wholly owned subsidiary of Maui Land & Pineapple Company, Inc., was a 25% general partner in Kaptel Associates, the partnership that owned The Ritz-Carlton Kapalua Hotel. In February of 1995, Kaptel defaulted on its $186 million non-recourse financing arrangement. NI Hawaii Resorts, Inc. (NI), the major general partner, acquired the indebtedness and on October 31, 1995, the partners of Kaptel concluded an agreement to dissolve the partnership. KIC transferred its interest in the partnership to NI.
     Because of the dissolution agreement, the Company's equity in the losses of Kaptel Associates aggregating $4,990,000 recorded through December 31, 1994, were reversed in 1995 and recorded as a credit to equity in (earnings) losses of joint ventures.
     The Company leased the 36-acre hotel site to Kaptel under a long-term lease. In 1990, the Company borrowed $4,750,000 from Kaptel for construction of certain off-site improvements related to the hotel property. Principal and interest payments on the loan were payable solely from rental income receivable by the Company under the hotel ground lease. The lease was renegotiated with the hotel owner, effective January 1, 1996. The renegotiated lease subordinates the Company's fee interest to a $65 million first mortgage and requires that ground rents be applied against the off-site loan with any balance remaining on the loan at January 1, 1999 to be canceled. For accounting purposes, the off-site loan was offset against the cost of the off-site improvements as of December 31, 1995, and the Company will not recognize any income from the ground lease until January 1, 1999.

KAAHUMANU CENTER ASSOCIATES
     In June 1993 Kaahumanu Center Associates (KCA) was formed to finance the expansion and renovation of and to own and operate Kaahumanu Center. KCA is a partnership between the Company as general partner and the Employees' Retirement System of the State of Hawaii (ERS) as a limited partner. The Company contributed the then existing shopping center, subject to a first mortgage, and approximately nine acres of adjacent land. ERS contributed $312,000 and made a $30.6 million loan to the partnership. The remainder of the construction cost was funded principally by bank loans.
     The expansion and renovation was substantially complete by the end of November 1994. Effective April 30, 1995, the ERS converted its $30.6 million loan to an additional 49% ownership in KCA. Effective with the conversion of the ERS loan, the Company and ERS each have a 50% interest in KCA and the Company has accounted for its investment in KCA by the equity method. Prior to the conversion, the financial statements of KCA were consolidated with those of the Company.
     The Company has a long-term agreement with KCA to manage the Kaahumanu Center. The agreement provides for certain performance tests, which if not met could result in termination of the agreement. KCA does not have any employees. As manager the Company provides all on-site and administrative personnel and also incurs other costs and expenses, primarily insurance, which are reimbursable by KCA. The Company generates a portion of the electricity used by Kaahumanu Center. In 1997 and 1996 reimbursements from KCA for payroll and other costs and expenses totaled $2,240,000 and $2,391,000, respectively, and the Company charged KCA $2,574,000 and $2,621,000, respectively, for electricity and management fees. For the eight months ended December 31, 1995, reimbursements for payroll and other costs and expenses totaled $1,512,000 and charges by the Company for electricity and management fees totaled $1,695,000. At December 31, 1997 and 1996, $430,000 and $630,000, respectively, were due to the Company from KCA for management fees, electricity and reimbursable costs.
     Summarized balance sheet information for KCA as of December 31, 1997 and 1996 and operating information for the years ended December 31, 1997 and 1996, and for the eight months ended December 31, 1995 follows:

                                  1997          1996
                                  (Dollars in Thousands)

Current assets                  $    923     $   701
Property and equipment, net       73,405      75,581
Other assets, net                  5,627       5,461

Total Assets                      79,955      81,743

Current liabilities                1,454       1,742
Noncurrent liabilities            62,376      63,226

Total Liabilities                 63,830      64,968

Partners' Capital               $ 16,125     $16,775

                                  1997          1996         1995

Revenues                        $ 13,945     $13,677     $  8,991
Costs and Expenses                16,255      15,697       11,272

Net Loss                        $  2,310     $ 2,020     $  2,281

     The Company's share of losses from KCA was $1,155,000, $1,010,000 and $1,141,000, respectively, for 1997, 1996 and for the eight months ended December 31, 1995. ERS and the Company each have a 9% cumulative, non-compounded priority right to cash distributions based on their net contributions to the partnership (preferred return). For the purpose of calculating preferred returns, each partner's capital contribution had an agreed upon value of $30.9 million on May 1, 1995. The Company's preferred return is subordinate to the ERS preferred return. As of December 31, 1997, the accumulated unpaid preferred return was $6.3 million each for ERS and the Company. Pursuant to cash calls, the partners each contributed $830,000 to the partnership in 1997.
     The Company's investment in KCA is a negative $6.7 million at December 31, 1997. The negative balance is a result of recording the Company's initial contribution in 1993 at net book value of the assets contributed, reduced by the related debt. In 1995, $1.3 million owing to the Company by KCA was considered a capital contribution. This amount was reduced in 1996 by $533,000 for items which would have impacted the previous amount owing, including a payment of $328,000 to the Company.

4.   BORROWING ARRANGEMENTS
     Short-term bank lines of credit available to the Company at December 31, 1997 were $2 million. These lines provide for interest at the prime rate (8.5% at December 31, 1997) plus 1/4% to 1%. There were no borrowings under these lines at December 31, 1997, but a $775,000 letter of credit has been reserved against these lines to secure the Company's portion of insurance claims administered by an insurance company.
     During 1997, 1996 and 1995, the Company had average borrowings outstanding of $32.8 million, $36.5 million and $67.6 million, respectively, at average interest rates of 8.8%, 8.9% and 9.7%, respectively.
     Long-term debt at December 31, 1997 and 1996 consisted of the following (interest rates represent the rates at December
31):
                                             1997         1996
                                           (Dollars in Thousands)

Revolving credit agreement, 8.5% and 8.25% $     --     $ 2,400
Senior unsecured notes, 8.86%                20,000      20,000
Mortgage loan, 8.25%                          4,948       5,000
Pacific Coast Farm Credit Services,
   8.14% to 8.68%                             4,335          --
Other 8.45%                                   1,017          --

Total                                        30,300      27,400
Less portion classified as current            2,043          53

Long-term debt                             $ 28,257     $27,347

     The Company has a revolving credit agreement with participating banks under which it may borrow up to $15 million in revolving loans through December 31, 1999. Amounts outstanding at that date may, at the Company's option, be converted to a three-year term loan payable in six equal semi-annual installments. Commitment fees of 1/4% are payable on the unused portions of this credit line. At the Company's option, interest on advances is at the prime rate or based on a Eurodollar rate. The agreement contains certain financial covenants, including the maintenance of consolidated net worth and working capital at certain levels, limits on the incurrence of other indebtedness and capital expenditures and restrictions on the payment of dividends. The loan is collateralized by the Company's three golf courses at the Kapalua Resort.
     In September 1993 the Company concluded a private placement of $20 million in ten-year, 8.86% senior unsecured notes. Mandatory annual principal payments of 20% of the original principal amount will begin in 1999. The agreement includes financial covenants that are similar to the Company's revolving credit agreement, except that payment of dividends is restricted to 30% of cumulative net earnings after January 1, 1993.
     The mortgage loan is collateralized by the Napili Plaza shopping center and matures on December 31, 2005. Payments are based on a 25-year amortization. The interest rate, presently fixed at 8.25%, will be adjusted as of January 1, 2000 and January 1, 2003.
     In April 1997 the Company entered into a $5 million loan agreement with Pacific Coast Farm Credit Services. Advances under this loan are to be used to purchase assets for the Company's pineapple operations. The loan includes a revolving period of approximately two years and a final maturity date of January 1, 2002. At the Company's option, interest on advances is to be based on the prime rate, a Western Farm Credit Bank rate, or a Eurodollar rate. The agreement includes certain financial covenants that are similar to those in the Company's revolving credit agreement, plus a requirement for the maintenance of a minimum tangible net worth and debt coverge ration (as defined). The Company was not in compliance with the annual debt coverage ratio as of December 31, 1997. On February 26, 1998, the lender waived the covenant requirement with respect to the year ended December 31, 1997.
     Maturities of long-term debt during the next five years, from 1998 through 2002, are as follows: $2,043,000, $5,787,000,
$5,396,000, $4,323,000, $4,168,000.

5.   POSTRETIREMENT BENEFITS
     The Company has defined benefit pension plans covering substantially all regular employees. Pension benefits are based primarily on years of service and compensation levels.
     The projected benefit obligations were determined using discount rates of 7.5% and 8% as of December 31, 1997 and 1996, respectively, and compensation increases ranging up to 4.5%. The expected long-term rate of return on assets was 8% for 1997 and 1996. The assets of the plans consist primarily of stocks, bonds, real estate and short-term investments.
     Net pension cost for 1997, 1996 and 1995 included the following components:

                                        1997      1996      1995
                                         (Dollars in Thousands)

Service cost--benefits earned during
  the year                           $  1,030  $    982  $    882
Interest cost on projected
  benefit obligation                    2,161     2,190     2,076
Actual return on plan assets           (5,742)   (3,117)   (5,294)
Net amortization and deferral           2,708       258     2,863

Net pension expense                  $    157  $    313  $    527

     The following table sets forth the funded status of the pension plans and the amounts recognized in the balance sheets at December 31:

                                  1997                     1996
                          Assets   Accumulated      Assets  Accumulated
                          Exceed      Benefits      Exceed     Benefits
                     Accumulated        Exceed Accumulated       Exceed
                        Benefits        Assets    Benefits       Assets
                                    (Dollars in Thousands)
Actuarial present value of benefit obligations
  Vested benefits          $ 26,132  $  1,254       $ 25,086   $  1,243
  Nonvested benefits            378        55            256         79

  Accumulated benefit
   obligation                26,510     1,309         25,342      1,322
Effect of assumed increase in
compensation levels           2,842       354          2,670        320

Projected benefit
  obligation for services
   rendered to date          29,352     1,663         28,012      1,642
Assets of plans at
  fair value                 36,679       851         32,216        776

Assets over (under) projected
  benefit obligation          7,327     (812)          4,204      (866)
Unrecognized net (gain) loss (3,210)     155            (272)      168
Unrecognized net transition
  (asset) obligation         (2,223)     393          (2,787)      421
Unrecognized prior
  service cost                  245        60            298         67
Adjustment required to
  recognize
   minimum liability             --      (253)            --       (336)

Pension asset (liability)
  recognized in
   balance sheets          $  2,139  $   (457)       $  1,443   $  (546)


     The Company has an Employee Stock Ownership Plan (ESOP) for non-bargaining salaried employees and bargaining unit clerical employees of Maui Pineapple Company, Ltd. Since December of 1993, the 205,533 shares originally sold to the ESOP in 1979 have all been allocated to participants' accounts, and there have been no contributions paid to the ESOP since 1994.
     The Company has contributory, defined contribution plans covering all non-bargaining salaried employees and all bargaining unit employees of Maui Pineapple Company, Ltd. The participants may elect to make pretax contributions to the plans. The Company can also elect to contribute, but made no contributions to the plans in 1997, 1996 or 1995.
     In addition to providing pension benefits, the Company provides certain health care and life insurance benefits to substantially all retirees. The net periodic cost of these benefits for 1997, 1996 and 1995 consisted of the following components:

                                 1997           1996           1995
                                       (Dollars in Thousands)

Service cost                  $   325        $   328        $   337
Interest cost                     991          1,012            985
Net amortization and deferral    (447)          (371)          (374)

Net expense                   $   869        $   969        $   948

The funded status of these plans as of December 31, 1997 and 1996 was as follows:

                                  1997               1996
                                   (Dollars in Thousands)
Accumulated postretirement
benefit obligation:
Retirees                        $  6,913          $ 6,901
Fully eligible active
plan participants                  2,410            2,576
Other active plan participants     4,817            4,136

Accumulated postretirement
benefit obligation                14,140           13,613
Unrecognized prior service cost    1,471            1,619
Unrecognized net gain              3,772            4,033
Accrued postretirement benefit
  obligation recognized in
   balance sheets               $ 19,383          $19,265


     Measurements of the accumulated postretirement benefit obligation as of December 31, 1997 and 1996 were determined using discount rates of 7.5% and 8%, respectively, and compensation increases ranging up to 4.5%.
     The accumulated postretirement benefit obligation as of December 31, 1997 and 1996 was determined using a health care cost trend rate of 10% in 1995, decreasing by .5% each year from
1995 through 2004 and 5% thereafter.   The effect of a 1% annual
increase in these assumed cost trend rates would increase the accrued postretirement benefit obligation by approximately $2,215,000 as of December 31, 1997 and the aggregate of the service and interest cost for 1997 by approximately $255,000 .

6.   REAL ESTATE SALES
     Other income for 1997, 1996 and 1995 includes $5.2 million, $700,000 and $3.4 million, respectively, attributable to real estate sales.

7.   LEASES
LESSEE
     The Company has capital leases, primarily on equipment used in pineapple operations, which expire at various dates through 2002. At December 31, 1997 and 1996, property included capital leases of $6,013,000 and $5,842,000, respectively (accumulated depreciation of $2,403,000 and $1,756,000, respectively). Future minimum rental payments under capital leases aggregate $2,416,000 (including $229,000 representing interest) and are payable during the next five years (1998 to 2002) as follows: $1,123,000, $562,000, $298,000, $272,000 and $161,000.
     The Company also has various operating leases, primarily for land used in pineapple operations, which expire at various dates through 2012. A major operating lease covering approximately 1,500 acres used primarily for pineapple operations expires on December 31, 1999. Total rental expense under operating leases was $804,000 in 1997, $736,000 in 1996 and $818,000 in 1995.
Future minimum rental payments under operating leases aggregate $2,409,000 and are payable during the next five years (1998 to 2002) as follows: $599,000, $484,000, $192,000, $122,000,
$113,000, respectively, and $899,000 thereafter.

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

                                  1997        1996       1995
                                     (Dollars in Thousands)

Minimum rentals                 $  1,575   $  2,370    $ 4,569
Percentage rentals                 1,140        738      1,235

Total                           $  2,715   $  3,108    $ 5,804

     Property at December 31, 1997 and 1996 includes leased property of $19,043,000 and $18,886,000, respectively
(accumulated depreciation of $8,770,000 and $8,176,000, respectively).
     Future minimum rental income aggregates $7,413,000 and is receivable during the next five years (1998 to 2002) as follows:
$1,482,000, $1,043,000, $870,000, $563,000, $391,000,
respectively, and $3,064,000 thereafter.

8.   INCOME TAXES
     The components of the income tax provision (credit) were as follows:

                                  1997      1996      1995
                                   (Dollars in Thousands)
Current
  Federal                       $    931  $     51  $     32
  State                             (119)      (38)      (27)

  Total                              812        13         5

Deferred
  Federal                           (433)     (379)   (1,197)
  State                              120       (10)     (274)

  Total                             (313)     (389)   (1,471)

  Total provision (credit)      $    499  $   (376)  $(1,466)

     Reconciliation between the total provision (credit) and the amount computed using the statutory federal rate of 34% follows:

                                   1997       1996    1995
                                   (Dollars in Thousands)
Federal provision (credit) at
  statutory rate                $    463  $  (382)  $(1,028)
Adjusted for
  State income taxes--
    net of effect on
      federal income taxes           (5)      (19)     (192)
  Appreciated property donation      --        --      (228)
  Other                               41       25       (18)

  Total income tax
    provision (credit)          $    499  $  (376)  $(1,466)


     Deferred tax assets and liabilities were comprised of the following types of temporary differences as of December 31, 1997 and 1996:

                                   1997              1996
                                   (Dollars in Thousands)

Accrued retirement benefits      $  7,358         $ 7,440
Net operating loss carryforward     2,134           3,366
Minimum tax credit carryforward     3,641           2,709
Accrued liabilities                 1,215           1,224
Allowance for doubtful accounts       211             264
Inventory                             264              87

Total deferred tax assets          14,823          15,090

Deferred condemnation proceeds     (6,397)         (6,507)
Property net book value            (4,546)         (4,729)
Income from partnerships           (1,363)         (1,796)
Charitable contributions           (1,410)         (1,357)
Pineapple marketing costs            (685)           (624)
Other                                 (96)            (64)

Total deferred tax liabilities    (14,497)        (15,077)

Net deferred tax asset           $    326         $    13

     At December 31, 1997 the Company had federal income tax net operating loss carryforwards of approximately $5 million, which expire in 2009. The Company also had federal minimum tax credit carryforwards of $3.6 million.
     The Company's federal income tax returns for 1989 through 1994 are under examination by the Internal Revenue Service. The revenue agent's report on these years has not yet been issued and the Company cannot presently predict the outcome of these examinations.

9.   INTEREST CAPITALIZATION
     Interest cost incurred in 1997, 1996 and 1995 was $3,214,000, $3,633,000, and $7,043,000, respectively, of which
$169,000, $58,000 and $22,000, respectively, was capitalized.

10.  ADVERTISING AND RESEARCH AND DEVELOPMENT
     Advertising expense totaled $1,594,000 in 1997, $1,537,000 in 1996 and $1,254,000 in 1995. Research and development expenses totaled $601,000 in 1997, $543,000 in 1996 and $410,000 in 1995.

11.  CONTINGENCIES AND COMMITMENTS
     There are various claims and legal actions pending against the Company. In the opinion of management, after consultation with legal counsel, the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.
     The Department of Health of the State of Hawaii (DOH) has cited the Company for improper disposal of its cannery cooling and processing wastewater. The Company is in negotiation with the DOH regarding the penalties it may impose on the Company. In addition, the Company is a party to litigation related to the County of Maui's claim against certain chemical manufacturers because of chemical contamination in certain water wells on Maui. Based on discussion with counsel, the Company believes that the final resolution of these matters will not have a material effect on the Company's financial position or results of operations.
     The Company has guaranteed the payment of up to $10 million of debt service for Kaahumanu Center Associates. The lender will release the guaranty when Kaahumanu Center attains a defined level of net operating income.
     Premium Tropicals International, LLC (PTI) is a joint venture between Royal Coast Tropical Fruit Company, Inc. (a wholly owned subsidiary of Maui Pineapple Company, Ltd.) and an Indonesian pineapple grower and canner. The joint venture will market and sell Indonesian canned pineapple in the United States. The Company is a guarantor of a $2 million line of credit, which supports letters of credit to be issued on behalf of PTI for import trading purposes.

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

Long-Term Debt and Accrued Interest:
     The fair value of these liabilities was estimated based on rates currently available to the Company for debt with similar terms and remaining maturities.
     The estimated fair values for these financial instruments at December 31, 1997 and 1996 were as follows:

                                      1997                1996
                                      (Dollars in Thousands)

                              Carrying     Fair    Carrying    Fair
                               Amount     Value     Amount    Value
Notes and Interest Receivable $   954   $   931   $   739   $   717
Long-Term Debt and
  Accrued Interest            $31,859   $32,064   $29,189   $29,033



14.  RECLASSIFICATIONS
     Certain amounts for prior years have been reclassified to conform to the presentation for the current year.

15.  BUSINESS SEGMENTS
     The Company's reportable segments are Pineapple, Resort and Commercial & Property. Each segment is a line of business requiring different technical and marketing strategies.
     Pineapple includes growing pineapple, canning pineapple in tin-plated steel containers fabricated by the Company, and marketing canned and fresh pineapple products.
     Resort includes the development and sale of real estate, property management and the operation of recreational and retail facilities and utility companies at Kapalua on Maui. It also includes the Company's investments in Plantation Club Associates and Kaptel Associates (through 1995).
     Commercial & Property covers non-resort real estate activities including Kaahumanu Center (investment in Kaahumanu Center Associates, effective May 1, 1995), Napili Plaza shopping center, non-resort property rentals and sales and the Company's land entitlement and management activities.
     The accounting policies of the segments are the same as those described in Note 1, Summary of Significant Accounting Policies.



                                           Commercial
                        Pineapple    Resort  & Property  Other  Consolidated
                                       (Dollars in Thousands)
1997
Revenues (1)(4)          $90,949   $ 40,338   $ 5,065   $  146    $ 136,498

Operating profit (2)       3,749      4,758       127       --        8,634
Interest expense          (1,479)    (1,102)     (164)    (300)      (3,045)
Corporate expense         (1,670)      (986)     (606)    (965)      (4,227)
Income (loss) before
  income taxes               600      2,670      (643)  (1,265)       1,362

Depreciation               4,562      2,898       415      166        8,041
Equity in earnings
(losses) of joint ventures    --        (56)   (1,155)       --      (1,211)
Investment in
   joint ventures            100        112    (6,655)       --      (6,443)
Segment assets (3)        63,760     52,437     6,922   11,595      134,714
Expenditures for
  segment assets           6,485      4,153     1,002      822       12,462

1996

Revenues (1)(4)           95,700     35,676     4,850      109      136,335

Operating profit (2)       4,007      2,190       105       --        6,302
Interest expense          (1,777)    (1,381)     (181)    (236)      (3,575)
Corporate expense         (1,323)      (898)     (613)  (1,016)      (3,850)
Income (loss) before
  income taxes               907        (89)     (689)  (1,252)      (1,123)

Depreciation               4,943      3,050       415      198        8,606
Equity in earnings
   (losses) of joint ventures --        128    (1,010)       --        (882)
Investment in
   joint ventures             --      2,961    (6,256)       --      (3,295)
Segment assets (3)        61,969     53,731     7,943    9,208      132,851
Expenditures for
  segment assets           4,657      2,309       289      707        7,962

1995

Revenues (1)(4)           81,052     34,330    10,123       72      125,577

Operating profit
   (loss)(2)(5)           (3,548)     7,338     3,312       --        7,102
Interest expense          (2,232)    (1,707)   (2,795)    (287)      (7,021)
Corporate expense         (1,175)      (760)     (756)    (415)      (3,106)
Income (loss) before
  income taxes            (6,955)     4,871      (239)    (702)      (3,025)

Depreciation               5,112      3,492     1,355      243       10,202
Equity in earnings (losses)
   of joint ventures (5)      --      5,142    (1,141)       --       4,001
Investment in
   joint ventures             --      3,683    (4,637)       --        (954)
Segment assets (5)        63,321     56,340     8,244    9,180      137,085
Expenditures for
  segment assets         $ 1,537   $  1,482   $ 1,301   $  917    $   5,237


(1) Amounts are principally revenues from external customers. Intersegment revenues and interest revenues were insignificant. Sales to any single customer did not exceed 10% of consolidated revenues. Revenues attributed to foreign countries were $3.4 million, $5.2 million and $5.4 million, respectively, in 1997, 1996 and 1995. Foreign sales are attributed to countries based on the location of the customer.
(2) "Operating Profit (Loss)" is total revenues less all expenses except allocated corporate and interest expenses and income taxes.
(3) Segment assets are located in the United States, primarily Maui. Other assets are corporate and non-segment assets.
(4) Resort includes gains on land sales of $4.2 million in 1997. Commercial & Property includes gains on land sales of $1 million in 1997, $700,000 in 1996 and $3.4 million in 1995.
(5) Resort operating profit for 1995 includes noncash profits of $4,990,000, representing the reversal of the Company's previous equity in losses of Kaptel Associates.

COMMON STOCK

     In compliance with the terms of certain borrowing arrangements, the Company did not declare any dividends in 1997.
The Company paid a dividend of five cents per share in the fourth quarter of 1996.

     At February 2, 1998, there were 379 shareholders of record.

     Stock is traded over the counter nationally. The range of common stock bid prices which follow were supplied by the National Quotation Bureau Incorporated. The quotes reflect inter-dealer prices and do not include retail markup, markdown or commission and may not necessarily represent actual transactions.

                       First     Second    Third     Fourth
                      Quarter   Quarter   Quarter   Quarter

1997        High         42.5      37        40.5      43.75
            Low          35        34        36        40.5

1996        High         48        46.5      44.5      47
            Low          46        43.5      43.5      40


SELECTED FINANCIAL DATA

                          1997        1996     1995      1994      1993
                         (Dollars in Thousands Except Per Share Amounts)

FOR THE YEAR
Summary of Operations
 Revenues`              $136,498 $ 136,335 $ 125,577 $ 125,882 $ 131,172
 Cost of goods sold       72,200    75,279    69,314    67,321    84,932
 Operating expenses       26,027    24,030    24,315    23,853    22,577
 Shipping and marketing   18,053    19,185    16,793    16,568    17,673
 General and
   administrative         14,600    14,507    15,160    14,352    18,657
 Equity in (earnings) losses
   of joint ventures       1,211       882   (4,001)     4,844     1,018
 Interest expense          3,045     3,575     7,021     5,682     4,797
 Income taxes (credits)      499      (376)   (1,466)   (2,829)   (7,423)
 Net Income (Loss)           863      (747)   (1,559)   (3,909)  (11,059)

Per Common Share
 Net Income (Loss)           .48      (.42)     (.87)    (2.18)    (6.15)

Other Data
 Cash dividends
 Amount                       --        90        --        --     1,348
 Per common share             --       .05        --        --       .75
 Depreciation            $ 8,041 $   8,606 $  10,202 $  10,851 $  10,315
 Return on beginning
   stockholders' equity      1.5%    (1.3%)    (2.6%)    (6.1%)   (14.5%)
 Percent of net income (loss)
   to revenues                .6%     (.5%)    (1.2%)    (3.1%)    (8.4%)

AT YEAR END
Current assets less
 current liabilities (1) $20,283 $  19,467 $  23,428 $ (1,097) $  29,398
Ratio of current assets
 to current liabilities (1) 2.20      2.23      2.78       .97      2.47
Property, net of
 depreciation (2)        $87,621 $  86,610 $  88,557 $ 180,194 $ 148,774
Total assets (2)         134,714   132,851   137,085   235,411   211,588
Long-term debt and
 capital leases (2)       29,435    28,898    36,227    99,180    96,108
Stockholders' equity
 Amount                   58,896    58,033    58,870    60,429    64,321
 Per common share        $ 32.77 $   32.29 $   32.76 $   33.63 $   35.79
Common shares
   outstanding         1,797,125 1,797,125 1,797,125 1,797,125 1,797,125


(1) At December 31, 1994, current liabilities exceeded current assets because borrowings totaling $27.8 million on a revolving credit commitment were classified as current. After the amendment to the commitment in July of 1995, borrowings under this line have been classified as noncurrent.

(2) Property, net of depreciation, total assets and long-term debt and capital leases decreased in 1995 primarily because, as of April 30, 1995, the Company no longer consolidated Kaahumanu Center Associates (see Note 3 to Consolidated Financial Statements).


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

1997 vs. 1996

CONSOLIDATED
     The Company reported consolidated net income of $863,000 for 1997 compared to a net loss of $747,000 for 1996. The improved results were due to land sales that contributed $3.3 million to net income in 1997. In the second quarter of 1997, the Resort segment recorded the sale of a 50% interest in the 12-acre parcel of land adjacent to the Kapalua Bay Hotel. In the third quarter of 1997, the Commercial & Property division recorded the sales of two land parcels.
     General and administrative expenses increased by about 1% in 1997 compared to 1996 as increases due to wage adjustments and the use of outside consultants were partially offset by lower expenses for pensions, postretirement benefits and insurance.
     Interest expense decreased by 15% in 1997 compared to 1996. The decrease is a result of lower average borrowings in 1997 and lower average interest rates. The rate reduction is the result of moving borrowings into lower fixed rate loans at the end of 1996 and during 1997, and renewing the Company's revolving credit lines at lower rates in 1997.

PINEAPPLE
     Revenues from Pineapple operations were $90.9 million in 1997 compared to $95.7 million in 1996. Operating profits from Pineapple were $3.7 million in 1997 compared to $4 million in 1996. Lower case sales volume (the number of cases sold) and a change in the mix of products sold (fruit, juice, concentrate) resulted in a $6.8 million decline in revenue from Pineapple operations. This decline was partially offset by higher average sales prices and higher fresh fruit and other sales.
     Pineapple cost of sales decreased with the reduction in sales volume. The average cost of sales per case sold in 1997 was higher than 1996 because in 1996 there was a partial liquidation of LIFO inventories that resulted in lower costs from prior years being included in cost of sales. Cost of sales for 1996 would have been higher by $1,281,000 based on current production costs for that year. In 1997 recoveries (the amount of saleable product per ton of fruit processed) were better than in 1996, resulting in a lower unit production cost of canned pineapple product. In 1996 unfavorable weather conditions resulted in poor yield (tons per acre) and lower recoveries and in turn, an increase in unit production costs.
     Pineapple shipping and marketing costs were lower in 1997 compared to 1996 as a result of the lower volume of cases sold and changes in marketing programs.

RESORT
     Revenues from the Kapalua Resort operations were $40.3 million in 1997 compared to $35.7 million in 1996. Operating profits from this segment were $4.8 million in 1997 compared to $2.2 million in 1996. Revenues and operating profits for 1997 include the sale to the owners of the Kapalua Bay Hotel of a 50% interest in the 12-acre parcel of land that is adjacent to the Hotel. This transaction added $4.2 million to Resort revenues and operating profits.
     Operating profits from Resort ongoing operations declined in 1997 compared to 1996 from $2 million to $.8 million. Lower operating profits in 1997 largely reflect a 30% decline in income from commercial leases and an 8% reduction in merchandise sales. The most significant lease rent reduction was attributable to the Kapalua Bay Hotel, which was closed during part of 1997 for restoration work. The ground lease for the Kapalua Bay Hotel was renegotiated as of September 1996 to include a one year moratorium on ground rent and two years of reduced rents.
Closure of the hotel also affected Kapalua's other operations, including merchandise sales and percentage rents from other commercial leases.
     The Kapalua Villas program contributed a 22% increase in revenue due to additional units in the program in 1997. Kapalua has managed approximately 55% more units within its villa program since September of 1996. The expansion of the Villas rental program resulted in significantly higher operating expenses in 1997, which offset increased revenue.
     Resort golf operations contributed a 5% increase in revenues in 1997 due to an increase in the number of paid rounds. Commission income from Kapalua Realty Company increased by 40% in 1997 and Resort membership income increased over 60%. However, these gains were more than offset by increased legal expenses, resort maintenance and repairs and administration costs.

COMMERCIAL & PROPERTY
     Revenues from the Commercial & Property division were $5.1 million in 1997 compared to $4.9 million in 1996. Operating profits attributable to this segment were $127,000 in 1997 compared to $105,000 in 1996. Improved revenues and operating profits in 1997 were due to two land sales in the third quarter of 1997. Land sales in 1997 added $1 million to revenues and operating profits compared to $700,000 in 1996.
     Costs and expenses charged to Commercial & Property were $4.9 million in 1997 compared to $4.7 million in 1996. Included in costs and expenses is the Company's equity in the losses of Kaahumanu Center Associates, which was $1.2 million in 1997 compared to $1 million in 1996. Increased revenues at Kaahumanu Center were more than offset by higher expenses, most significantly higher payroll and related costs and bad debt expense.


1996 vs. 1995

CONSOLIDATED
     For the year 1996 the Company reported a net loss of $747,000 compared to a net loss of $1.
6 million for 1995. Operating results from the Company's Pineapple operations improved by $7.5 million in 1996 compared to 1995. However, 1995 included $5 million of income representing the reversal of the Company's prior years equity in losses of Kaptel Associates (see Note 3 to Consolidated Financial Statements). Also offsetting the improved 1996 results from Pineapple operations was lower income from land sales, which was $700,000 in 1996 compared to $3.4 million in 1995.
     General and administrative expenses decreased by 4% in 1996 compared to 1995. The decrease was largely a result of accounting for Kaahumanu Center Associates (KCA) by the equity method since May 1, 1995. Prior to that time, the financial statements of KCA were consolidated with those of the Company (see Note 3 to Consolidated Financial Statements). Partially offsetting this decrease were higher expenses for outside consultants and increased employment-related costs as a result of wage adjustments and additional employees.
     Interest expense decreased by 49% in 1996 as a result of lower average borrowings and lower average rates. For the first four months of 1995, the Company's consolidated debt was higher by approximately $75 million as a result of financing arrangements for Kaahumanu Center. This was the primary reason for higher average borrowings and rates in 1995.

PINEAPPLE
     Revenue from Pineapple was $96 million in 1996 compared to $81 million in 1995. In 1996, Pineapple operations contributed an operating profit of $4 million compared to an operating loss of $3.5 million for 1995. Increased case sales volume (the number of cases sold) provided an $8 million revenue increase; higher prices also resulted in revenue increases of $8 million.
A change in the mix of products sold (fruit, juice, concentrate), lower fresh fruit sales and other income resulted in a $1 million net revenue decline.
     Higher cost of sales in 1996 resulted primarily from increased sales volume. Production costs were higher in 1996 because of lower quality fruit in the fourth quarter as a result of unfavorable weather conditions. Lower quality fruit reduces the recovery (the amount of saleable product per ton of fruit processed) and thereby increases the unit cost of the product.
In 1996 and 1995 there were partial liquidations of LIFO inventories, which resulted in lower costs from prior years being included in cost of sales. Cost of sales for 1996 and 1995 would have been higher by $1,281,000 and $104,000, respectively, based on current production costs for the respective years.
     Shipping and marketing costs increased in 1996 due to the higher volume of sales, increased marketing and promotional efforts and higher surface and ocean freight costs.

RESORT
     In 1996 the Resort segment contributed revenue of $35.7 million compared to $34.3 million in 1995. Operating profit for 1996 was $2.2 million compared to $7.3 million for 1995. In 1995 the Resort operating profit included $5 million representing the reversal of the Company's equity in prior years' losses of Kaptel Associates (see Note 3 to Consolidated Financial Statements). Operating profit from Resort ongoing operations declined in 1996 compared to 1995, largely reflecting lower revenues from commercial leasing, golf and membership operations coupled with increased costs and expenses. Partially offsetting these declines were increased operating profits from The Kapalua Villas and the water and sewer utility operations. Overall costs and expenses related to ongoing resort operations increased by $1.6 million, of which over 50% represented higher labor costs. Marketing expenses were higher, primarily as a result of new advertising initiatives that began in 1996. Other costs and expenses were largely commensurate with corresponding revenues.
     In September of 1996 the number of condominium units in The Kapalua Villas program increased by 79 units as a result of an agreement for the Company to take over management of units previously managed by the Kapalua Bay Hotel. This operation contributed revenue increases of 39% in 1996.
     Merchandise sales increased by 4%. Revenues from the water and sewer utilities increased by 48% as a result of the Public Utility Commission's approval of rate increases. Lower revenues from Resort golf operations and decreased land lease revenue partially offset these increases. The number of paid golf rounds increased in 1996. However, lower average rates resulted in a decrease in total revenue from golf operations. Maturation of the membership program resulted in a decrease in initiation fees that was not offset by increases in annual dues. Revenue from land leases declined because of renegotiation of the leases for the land underlying The Ritz-Carlton Kapalua (see Note 3 to Consolidated Financial Statements) and the Kapalua Bay Hotel. In September 1996 the owners of the Kapalua Bay Hotel sold the hotel to a third party. In connection with this transaction, the Company, as ground lessor, agreed to amend certain terms of the lease, including no minimum rent for the first seven years and no percentage rent for the first year.

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


LIQUIDITY, CAPITAL RESOURCES AND OTHER
     At December 31, 1997, the Company's total debt, including capital leases, was $32.5 million compared to $30.2 million at year-end 1996. Average debt outstanding during 1997 was approximately 10% lower than 1996.
     Unused short- and long-term lines of credit available to the Company at year-end 1997 totaled $21.9 million. These credit lines will be sufficient to fund seasonal cash requirements during 1998. The Company's capital expenditures and other cash requirements for 1998 are expected to be funded principally by operating cash flows.
     Consolidated capital expenditures are expected to be approximately $9 million in 1998. Pineapple capital expenditures are expected to be $6.2 million, of which approximately 54% is for replacement of existing equipment. Capital expenditures for the Resort segment are expected to be $2.5 million in 1998, of which about 79% is for equipment replacements.
     In addition to capital expenditures, the Company expects to expend approximately $2.1 million in 1998 for Resort development and planning.
     Duties up to 51% on canned pineapple fruit imported from Thailand into the United States were in effect throughout 1997 as a result of an antidumping petition in 1994 to which the Company was a party. In 1997 both the Company and the Department of Commerce appealed a November 1996 decision by the United States Court of International Trade (USCIT) regarding the appropriate method to allocate cost to canned pineapple. If the decision reached by the USCIT is upheld, the duties presently imposed on these imports could be substantially reduced. A final decision by the United States Court of Appeals for the Federal Circuit is not expected before mid-1998.
     The amount of duties on pineapple imports from Thailand is subject to annual administrative reviews by the Department of Commerce. These reviews can be called for by either the Company or the Thai producers. If the cost of production changes relative to the selling price of the product in the U.S., the duties would be adjusted. Based on results of the recently finalized first review, there were no significant adjustments to the duties. Results of the second review, which covers the period from July 1996 to June 1997, are pending.
     In 1997 approximately 85% of the canned pineapple sold in the United States was produced in foreign countries, most significantly, in Thailand, the Philippines and Indonesia. To the extent that devaluation of foreign currencies have the effect of lowering competitors' cost of production, the Company could be adversely affected.
     Approximately 20% of the visitors to Maui and 40% of the visitors to the State of Hawaii are eastbound. Continuation of the present Asian economic crisis could affect the financial results of Kapalua Resort because visitors from Asia, in particular Japan, represent a significant part of Kapalua's market for merchandise, golf, real estate and accommodations.
     In June of 1997, at a total cost of $3.2 million, the Company completed a system for disposal of its cannery cooling and processing wastewater. The system replaced the Company's previous system, which was cited by the Department of Health of the State of Hawaii (DOH) as not meeting certain regulations.
The Company is in negotiation with the DOH regarding the penalties it may impose on the Company. In addition, the Company is a party to litigation related to the County of Maui's claim against certain chemical manufacturers because of chemical contamination in certain water wells on Maui. Presently, the Company cannot predict the outcome of these issues with certainty; however, based on discussions with counsel, the Company believes that there will be no material adverse effect on its financial position or results of operations.
     The Company is in the process of reviewing the corrective action necessary to enable all of its data processing systems and computer applications to properly identify dates after 1999. A significant number of the Company's data processing applications use software programs purchased from outside vendors. The vendors of the Company's core data processing applications have already provided or will have provided all necessary system modifications by the end of 1998. At this time it appears that the Company's current information services personnel will be able to modify the Company's other software programs without using outside resources. Currently, no material prospective expenditures for "Year 2000" compliance have been identified.
     The Company, as a partner in various partnerships, may under certain circumstances be called upon to make additional capital contributions (see Note 3 to Consolidated Financial Statements).


IMPACT OF INFLATION AND CHANGING PRICES
     The Company uses the LIFO method of accounting for its pineapple inventories. Under this method, the cost of products sold approximates current cost and during periods of rising prices the ending inventory is reflected at an amount below current cost. The replacement cost of pineapple inventory was $25 million at December 31, 1997, which was $14 million more than the amount reflected in the financial statements.
     Most of the land owned by the Company was acquired from 1911 to 1932 and is carried at cost. A small portion of "Real Estate Held for Sale" represents land cost. Replacements and additions to the Pineapple operations occur every year and some of the assets presently in use were placed in service in 1934. At Kapalua, some of the fixed assets were constructed and placed in service in the mid-to-late 1970s. Depreciation expense would be considerably higher if fixed assets were stated at current cost.


FORWARD-LOOKING STATEMENTS
     The Company's Annual Report to Shareholders contains forward-looking statements (within the meaning of Private Securities Litigation Reform Act of 1995) as to the Company's expectations concerning 1998 profitability, the future of new products and new business development, distribution of pineapple through Premium Tropicals International LLC and under the Royal Coast label, the winter crop output in Thailand and Indonesia, the appeal of a decision affecting antidumping duties, development of the 12-acre site next to the Kapalua Bay Hotel, and the effects of changes involving the Kapalua Bay Hotel and The Kapalua Villas. In addition, from time to time the Company may publish forward-looking statements as to those matters or other aspects of the Company's anticipated financial performance, business prospects, new products, marketing initiatives, or similar matters.
     Forward-looking statements contained in the Annual Report to Shareholders or otherwise made by the Company are subject to numerous factors (in addition to those otherwise noted in the Company's Annual Report or in its filings with the Securities and Exchange Commission) that could cause the Company's actual results and experience to differ materially from expectations expressed by the Company. Factors that might cause such differences, among others, include (1) changes in domestic, foreign or local economic conditions that affect the number, length of stay, or expenditure levels of eastbound or westbound visitors, or agricultural production and transportation costs of the Company and its competitors, or Maui retail or real estate activity; (2) the effect of weather conditions on agricultural operations of the Company and its competitors; (3) the possibility of an adverse ruling on appeal of the antidumping decision; (4) events in the airline industry affecting passenger or freight capacity or cost; (5) possible shifts in market demand; and (6) the impact of competing products, competing resort destinations, and competitors' pricing.
MAUI LAND & PINEAPPLE COMPANY, INC.
Officers

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

Peter D. Baldwin
President
Baldwin Pacific Corporation

Samuel K. Himmelrich, Sr.
Chairman of the Board
Inland Leidy, Inc.

Randolph G. Moore
Chief Executive Officer
Kaneohe Ranch

Fred E. Trotter III
President
F. E. Trotter, Inc.

Andrew T. F. Ing--Director Emeritus
Retired Financial Vice President
  & Treasurer
Hawaiian Electric Industries, Inc.



Audit and Compensation Committees

Peter D. Baldwin
Richard H. Cameron
Samuel K. Himmelrich, Sr.
Andrew T. F. Ing
Randolph G. Moore--Chairman, Audit
Mary C. Sanford
Fred E. Trotter III--Chairman, Compensation

PRINCIPAL SUBSIDIARIES

MAUI PINEAPPLE COMPANY, LTD.
Officers

President & Chief Executive Officer
Douglas R. Schenk

Executive Vice President/Sales & Marketing
James B. McCann

Executive Vice President/Finance
Paul J. Meyer

Vice President/Cannery
Eduardo E. Chenchin

Vice President/Plantations
L. Douglas MacCluer

Treasurer
Darryl Y. H. Chai

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

Executive Vice President/Finance
Paul J. Meyer

Vice President/Administration
Caroline P. Egli

Vice President/Development
Robert M. McNatt

Vice President/Resort Operations
Gary M. Planos

Vice President/Marketing
Peter A. Sanborn

Treasurer
Darryl Y. H. Chai

Secretary
Adele H. Sumida

Controller
Russell E. Johnson

Assistant Treasurer
Ted L. Proctor

Directors

Mary C. Sanford--Chairman
Richard H. Cameron--Vice Chairman
Peter D. Baldwin
Gary L. Gifford
Andrew T. F. Ing
Paul J. Meyer
Randolph G. Moore
Jared B. H. Sanford
Fred E. Trotter III
Donald A. Young