Form 10-K, Exhibit 13
period 1999-12-31
MAUI LAND & PINEAPPLE CO INC
filed 2000-03-24
CIK 63330

MAUI LAND & PINEAPPLE COMPANY, INC
ANNUAL REPORT
1999

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

THE COMPANY

     Maui Land & Pineapple Company, Inc., a Hawaii corporation organized in 1909, is a land-holding and operating company with several wholly owned subsidiaries, including two major operating companies, Maui Pineapple Company, Ltd. and Kapalua Land Company, Ltd. The Company, as used herein, refers to the parent and its subsidiaries. The Company's principal business activities are Pineapple, Resort and Commercial & Property.

     The Company owns approximately 28,600 acres of land on the island of Maui, of which about 8,400 acres are used directly or indirectly in the Company's operations. The Company employed approximately 2,040 people in 1999 on a year-round or seasonal basis.

     Maui Pineapple Company, Ltd. is the operating subsidiary for Pineapple. Its canned pineapple, pineapple juice and fresh pineapple are found in supermarkets throughout the United States. The canned pineapple products are sold as store-brand pineapple with 100% HAWAIIAN U.S.A. imprinted on the can lid. In addition, the products are sold through institutional, industrial and export distribution channels.

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


On the cover: 18th green at the Plantation Course during the Mercedes Championships; Pailolo channel and the island of Molokai in the background.


Quarterly reports: As part of our company-wide effort to reduce costs, we are eliminating printed quarterly reports after 1999. To request a copy of news releases or other financial reports, contact us at our corporate offices or visit our web sites.

Printed in Hawaii

10-K REPORT
Shareholders who wish to receive, free of charge, a copy of the Company's 10-K Report to the Securities and Exchange Commission
(excluding certain exhibits) may write to:

     Corporate Secretary
     Maui Land & Pineapple Company, Inc.
     P. O. Box 187
     Kahului, Hawaii 96733-6687


OFFICES
Corporate Offices                    Pineapple Marketing Office

Maui Land & Pineapple Company, Inc.  Maui Pineapple Company, Ltd.
P. O. Box 187                        P. O. Box 4003
Kahului, Hawaii  96733-6687          Concord, California  94524-4003
Telephone:  808-877-3351             Telephone:  510-798-0240
Fax:  808-871-0953                   Fax:  510-798-0252
www.mauiland.com

Maui Pineapple Company, Ltd.
P. O. Box 187
Kahului, Hawaii  96733-6687
Telephone:  808-877-3351
Fax:  808-871-0953
www.pineapplehawaii.com

Kapalua Land Company, Ltd.
1000 Kapalua Drive
Kapalua, Hawaii  96761-9028
Telephone:  808-669-5622
Fax:  808-669-5454
www.kapaluamaui.com

Kaahumanu Center
275 Kaahumanu Avenue
Kahului, Hawaii   96732-1612
Telephone:  808-877-3369
Fax:  808-877-5992
www.kaahumanu.net

Transfer Agent & Registrar                Independent Auditors

ChaseMellon Shareholder Services, LLC     Deloitte & Touche LLP
P. O. Box 3315                            1132 Bishop Street, Suite 1200
South Hackensack, NJ  07606-1915          Honolulu, Hawaii 96813-2870
Telephone:  800-356-2017                  Telephone:  808-543-0700
www.chasemellon.com

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
FINANCIAL HIGHLIGHTS

                                      1999            1998        1997
                             (Dollars in Thousands Except Per Share Amounts)

REVENUES
  Pineapple                      $   94,535     $   97,658     $ 90,949
  Resort                             47,950         41,929       40,338
  Commercial & Property               4,381          4,087        5,065
  Corporate                             132             37          146

Total                               146,998        143,711      136,498

INCOME BEFORE
  EXTRAORDINARY LOSS                  4,670          4,340          863

NET INCOME                            4,670          3,596          863

PER COMMON SHARE
  Income Before
    Extraordinary Loss                  .65            .60          .12

  Net Income                     $      .65     $      .50     $    .12

AVERAGE COMMON
  SHARES OUTSTANDING              7,188,840      7,188,500    7,188,500

TOTAL ASSETS                     $  153,387     $  136,247     $135,507

CURRENT RATIO                           1.5            2.1          2.2

LONG-TERM DEBT and
  CAPITAL LEASES                 $   25,497     $   23,592     $ 29,435

STOCKHOLDERS' EQUITY                 66,400         62,492       58,896

STOCKHOLDERS' EQUITY PER
  COMMON SHARE                   $     9.23     $     8.69     $   8.19

EMPLOYEES                             2,040          2,030        2,270

TO OUR SHAREHOLDERS and EMPLOYEES:

     We are pleased to report that the Company made further progress in terms of financial results in 1999. Net income increased by 30% from $3,596,000 in 1998 to $4,670,000 in 1999.
This represents a 7.5% return on beginning equity compared to 6.1% for 1998. While we are pleased with the improvement in net income, this level of profitability still is short of our goal for the Company of a 10% to 15% return on equity. Our focus will remain on achieving an appropriate level of profitability for the Company and on the steps necessary to achieve that goal.

     The 1999 net income of $4,670,000 includes a portion of the net income from the sale of twelve single-family home lots in Plantation Estates Phase II at Kapalua in the fourth quarter. Land sales and development activities contributed approximately $1.2 million to net income in 1999 compared to $2.4 million in 1998.

     The increase in net income in 1999 resulted from improved operating performance and higher operating profits from Pineapple and Kapalua Resort operations. The Company's Commercial & Property operation produced an operating loss of $454,000, which represented a 58% improvement over the 1998 operating loss.

     Cash provided by activities increased from $17.6 million in 1998 to $18.5 million in 1999. The increase in cash flow on a year-to-year basis is attributable to improved operating results and cash flow in the Pineapple and Resort divisions. As a result, the Company was able to invest over $18 million in resort amenity projects and plant and equipment while the Company's total debt, including capital leases, increased by $2.2 million from $26.3 million to $28.6 million in 1999. Interest expense declined by $1.2 million from $3 million in 1998 to $1.8 million in 1999. Approximately $500,000 of the reduction is due to interest that was capitalized in connection with construction projects, such as the Village Course Clubhouse and Kapalua Golf Academy project.
Interest expense also declined because of lower interest rates on the Company's debt and lower average borrowings compared to 1998.

     The Company's Pineapple division reported an operating profit of $6.1 million in 1999, a $591,000 improvement over 1998. Sales volume in terms of cases sold declined, in part due to the strategic goal of reducing acreage planted in pineapple and a diversion of acreage to our fresh fruit business. Also, an increased volume of imported canned pineapple was sold in the United States in 1999 compared to 1998. The Pineapple division benefited from relatively stable prices for canned pineapple products during the year. We believe this is due, in part, to the effect of the anti-dumping duties on canned pineapple fruit from Thailand. These duties are subject to a sunset review, which is scheduled to begin in the summer of 2000. Extension of these duties will be an important factor in maintaining a stable, competitive market price for canned pineapple in the U.S.

     We are pleased with the progress of our fresh cut pineapple products and with the results to date from the introduction of our fresh pineapple salsa. We believe these products capitalize on consumer preferences for fresh and convenient food products. We look forward to the introduction later this year of our latest product, pineapple juice packed in plastic containers, and anticipate that it will be well received as demonstrated by consumer preference for other fruit juices packed in plastic containers. In addition, we are pleased with the progress of our Royal Coast subsidiary in positioning the Company for long-term development in Central America.

     The Resort division also posted improved operating results. Operating profits of $5.7 million improved by $463,000 over 1998 results. The relative health of the U.S. economy, as demonstrated by record high consumer confidence indicator levels, resulted in a higher level of westbound visitors to Maui and substantially higher hotel occupancy levels for Maui's visitor industry. Kapalua experienced significantly higher occupancies in 1999 and produced record profits from Resort operations. Revenue from the Resort division increased by 14% over 1998. An important factor in improved operating performance at Kapalua is the quality of the guest experience at the resort. The Ritz-Carlton, Kapalua Hotel, The Kapalua Bay Hotel and The Kapalua Villas as well as Kapalua's recreational facilities all received national and international awards and accolades for excellence. We believe the commitment to providing a quality guest experience results in increased value and return over the long term. The recognition provided by the Mercedes Championships golf tournament also is a positive factor in the occupancy levels and financial performance of the Resort division.

     A number of new Resort projects were undertaken in 1999. The $15 million Village Course Clubhouse and Kapalua Golf Academy project is expected to be completed in June of this year. This project demonstrates the Resort's commitment to remaining the number one golf resort in Hawaii. The Coconut Grove at Kapalua Bay project is the first condominium project undertaken at Kapalua since the early 1980s. The project has been well received with 28 of the 36 condominiums already sold. Building construction commenced in February of this year and delivery of the finished condominiums is expected beginning in the later part of 2000. The fourteen 2-acre lots representing the final phase of the Plantation Estates subdivision project were offered for sale in 1999. Twelve of the lots were sold in 1999 and the remaining two closed in the first quarter of this year. Also underway at Kapalua is a proposed 31-lot subdivision located on a 20-acre site adjoining the Bay Course. We expect this project will receive its final approvals and are optimistic that it will be well received when it is offered for sale in the second half of this year.

     The Commercial & Property division also posted improved results in 1999. The operating loss of $454,000 represents an improvement of $631,000 over the operating loss posted in 1998. Merchandise sales at Kaahumanu Center, Maui's largest shopping center, increased by 5% over 1998 levels. We believe the improved sales reflect a modest improvement in the general economy of Maui from the depressed levels experienced over the previous five years. There remains an oversupply of retail space creating highly competitive conditions. This is reflected in the level of sales at the Napili Plaza Shopping Center, which was down 5.7% in 1999 from 1998 levels. We believe the retail environment will continue to be extremely competitive for the foreseeable future.

     As was well covered in the local and national press, the forty-one percent interest in the Company owned by the Weinberg
Foundation of Baltimore was sold to Mr. Stephen M. Case on August 31, 1999. This transaction resolved, in a positive manner, the uncertainty regarding longer-term ownership of this large block of stock. We are pleased with the credentials and the contributions of the Directors nominated by Mr. Case.

     We believe the economic climate in 2000 will be relatively positive for the Company's businesses. The New Economy, with its associated higher levels of productivity, low inflation, high employment and higher levels of personal wealth should provide a favorable business environment for Maui's visitor industry. The Kapalua Resort is particularly well positioned to benefit in terms of occupancy and operating revenue.

     We remain dedicated to achieving the Company's goals in terms of financial performance and in enhancing the long-term value of the Company's assets. In view of the 1999 profits, the Company's Board of Directors declared, at its February 2000 meeting, a cash dividend of $.125 per share.

     Thank you for your continued support and for your commitment to the Company's success.



/S/ RICHARD H. CAMERON
Richard H. Cameron
Chairman


/S/ GARY L. GIFFORD
Gary L. Gifford
President & CEO

February 24, 2000

PINEAPPLE

     The Pineapple division reported an operating profit in 1999, before allocated interest and income taxes, of $6.1 million, $591,000 higher than 1998. This was Pineapple's fourth consecutive year of profitability and the division's best financial results since 1987.

     Pineapple revenue for 1999 was $94.5 million, down 3.2% from 1998. Canned pineapple provided 90% of total revenue in 1999 and overall case sales volume decreased by 8.1% compared to 1998. Case sales volume of grocery fruit, our largest category within the canned product line, declined by 11%. Institutional and government fruit also declined by 5% and 7%, respectively, from 1998 levels. Juice case volume declined by 6% overall. Grocery and government juice categories were down 6% and 35%, respectively. Concentrate volume was down 24% from 1998 levels. Part of this decrease in volume is a result of a planned reduction in the acreage being cultivated and a diversion of other acreage to our fresh fruit business. The balance of the case sales volume decline was due primarily to a substantial increase in imports of canned pineapple into the U.S. during the second half of 1999.

     Pricing for canned pineapple remained relatively stable throughout 1999, resulting in an increase in average prices over 1998. Low inventories of imports at the beginning of the year kept prices firm through the first half of 1999. Although the large influx of imports after May of 1999 caused prices to decline somewhat, the effect of these imports was greater on case sales volume than on pricing.

     Fresh fruit sales volume in 1999 was lower than 1998 by 10%. However, average pricing was slightly higher than 1998. The loss in volume is due to an increase in fresh pineapple case volume from Central American producing countries. In February 2000, the Governor of the State of Hawaii canceled plans for extension of the Kahului airport runway on Maui. The limited cargo capacity out of Kahului airport has been a continuing problem for the Company; however the new Boeing 777 aircraft, which recently made its first flight to Kahului, may alleviate some of this problem. We are reassessing our plans and strategy for our Jet Fresh fruit program in light of these developments.

     The pineapple crop on Maui experienced a prolonged drought in 1999. Rainfall at every key rain gauge station on both plantations was recorded at levels below the five-year historical average.
This was the fifth consecutive year that dry weather conditions negatively affected the pineapple crop. Conditions in East Maui were much worse than in West Maui, in part due to East Maui water restrictions by the County of Maui. In spite of the dry weather in 1999, tonnage was slightly higher than 1998, but fruit and juice recovery was slightly lower than 1998. The higher tonnage was due primarily to heavy use of the company's irrigation systems and good agricultural practices.

     In 1999, the division continued to reduce its production costs by reducing planting in unreliable fields with a history of low yields. As a result, we expect tonnage to be modestly lower in the future, but we anticipate the average quality of our fruit to improve. In addition, we expect to harvest more second ratoon crops in the future. Production costs were reduced in 1999 as we continued with our project to consolidate certain operating departments. Additional cost reductions may be made in 2000 and future years.

     We continue to monitor canned pineapple imports into the United States. As expected, imports of canned pineapple products into the U.S. increased in 1999. Through November 1999, the year-to-date case volume of imported canned pineapple fruit, juice and concentrate increased by 44%, 11% and 34%, respectively. Imports of canned pineapple from Thailand increased the most at 153% over 1998 levels. Over the past several years, companies in the major pineapple producing areas have increased their plantings and we expect competition to continue to intensify as more of these plantings reach maturity. Accordingly, we expect the case volume of imports of canned pineapple products into the U.S. to increase in 2000.

     Antidumping duties were in effect on canned pineapple fruit from Thailand throughout 1999. The U.S. Department of Commerce has begun the fourth annual review of these tariffs. We anticipate the announcement of preliminary dumping margins and tariffs to be made in April 2000 with final results expected in July 2000. We do not expect any significant changes in the current duty structure as a result of the fourth annual review. A "Sunset Review" of the duties will take place beginning in summer 2000. For a continuation of existing duties, we must convince the International Trade Commission during the Sunset Review that elimination of the duties will potentially cause injury to the domestic industry.

     We continue to make progress in new product and business development. In 1999, we expanded our fresh cut pineapple distribution and introduced our product consisting of fresh cut wedges and chunks of pineapple in plastic containers on the mainland. We also introduced a fresh pineapple salsa product in plastic containers to the Hawaii market and to certain stores in California. Response from the retail trade for these products has been excellent.

     Our subsidiary, Royal Coast Tropical Fruit Company imports and sells fresh pineapple from Central America and a variety of fresh Hawaiian produce. Although 1999 sales were somewhat below expectations, we are pleased with the progress made in 1999 in positioning ourselves for long-term development and anticipate increasing our pineapple sales volume of fruit from Central America.

     The Pineapple division's primary focus in 2000 will be to increase its competitiveness and profitability by emphasizing product quality, achieving cost reductions in operations, maximizing yields and improving recovery. Significant capital resources will be directed toward fresh and fresh cut products where customer demand is growing. Sales and marketing objectives will be to achieve the highest return from sales of 100% HAWAIIAN U.S.A. canned pineapple and to expand sales through the Royal Coast Tropical Fruit Company label.

     We expect 2000 to be a challenging year as we continue to expand and improve our business.

RESORT

     For the third consecutive, year the Resort division showed financial improvement. The 1999 profit, before allocated interest and income taxes, was $5.7 million compared with $5.2 million in 1998. The improvement in 1999 was due to record profits from resort operations, which offset a lower contribution from resort development activities.

     Overall, Hawaii's resort real estate market continues to strengthen, primarily from increased demand created by the strong U.S. mainland economy. Total dollar volume of real estate resales at Kapalua increased 19% in 1999 compared to 1998. This growth was achieved despite strong competing interest in our new residential product and historically low inventory of Kapalua resale listings.

     The total resort development profit in 1999 of $1.6 million was primarily from the development of the final 34-acre parcel in
Plantation Estates II.   All fourteen of the two-acre lots were
sold for a total of $9.6 million. Twelve of the sales closed escrow in 1999 while the remaining sales closed in the first quarter of 2000. Construction of subdivision improvements began in the fourth quarter of 1999 and should be substantially completed in March 2000. Profits have been accounted for using the percentage-of-completion method, which will result in the remaining profit being recognized as the project is completed this year.

     Construction of The Coconut Grove on Kapalua Bay also began in the fourth quarter of 1999. Development of the 36 luxury beachfront condominiums is through a 50/50 partnership with Lend Lease Real Estate Investment Inc., owner of The Kapalua Bay Hotel. We presently have sold 28 of these exclusive residences for a total sales volume of $53.8 million, of which more than $47 million is under binding contract. Mass grading has been completed and building construction began in February 2000. Construction is scheduled to be completed in the first quarter of 2001. Profits will be recorded when title to the residences is delivered, which could be in late 2000 for some of the buildings.

     In December 1999, the Maui County Planning Commission approved our Special Management Area permit application for the proposed 31 half-acre residential custom lot subdivision on Site 19. Final subdivision approval, as well as a zoning change and Community Plan amendment for about three acres of the 20-acre site are still needed and are expected in May 2000. We have reached an agreement with the Pineapple Hill Homeowners Association for the annexation of this development with Pineapple Hill. Presales are expected to begin in the second quarter of 2000 with construction completed by year-end. Lot sales are expected to close in the third quarter with profits being accounted for using the percentage-of-completion method.

     In January 2000, we opened the Kapalua Golf Academy and the Hale Irwin-designed Village Course practice facility for limited use by participants in the Mercedes Championships. A month later, the facility was fully opened to the resort community and general public. The response has been extremely positive and, in conjunction with our staff of 30 PGA professionals, the Kapalua Golf Academy gives us a distinct competitive advantage.

     Equally important to our strategic golf positioning and future town center development is the new 27,000 square foot Village Course Clubhouse, which should be open by July 2000. The other components of the $15 million clubhouse and golf academy development include an 18-hole putting course and two commercial retail parcels. Overall, this will provide a foundation for the remaining Town Center, resort spa and residential development of our central resort master plan.

     As expected, Hawaii's visitor industry continued its struggle to offset a decline in eastbound visitors in 1999 due to the ongoing economic problems in Japan. This is particularly difficult for the island of Oahu and the Waikiki hotels that have relied heavily on the eastbound market. Growth from the westbound market, mostly U.S. mainland, gave the state a slight gain in total visitor counts and occupancies in 1999 with most of the gains reflected in the neighbor islands. Maui showed surprisingly strong growth in 1999 with a 6% increase over 1998 and finished with an average occupancy of over 77%, the highest of any Hawaiian island.

     Total resort occupancy for Kapalua was up significantly in 1999 with an increase of almost 16% compared to 1998. All three of the resort properties (The Kapalua Bay Hotel, The Ritz-Carlton, Kapalua and The Kapalua Villas) finished the year with strong occupancy gains and were equally successful in delivering high quality guest experiences. Travel & Leisure magazine ranked all three in the top 25 hotels in Hawaii for 1999 and rated The Ritz-Carlton, Kapalua as #3 in the world.

     The record profit from resort operations in 1999 is due mostly to the higher occupancies, increased demand for golf and increased hotel lease rents. Gross revenues from resort operations increased 13% in 1999 with all major business segments of golf, villas, retail and commercial leases showing strong revenue gains. Excluding direct revenue-related expenses, our total operating costs increased less than 7%.

     The marketing exposure from our inaugural Mercedes Championships contributed to the positive results for Kapalua in 1999. In January 2000, we hosted the 2000 Mercedes Championships, the first PGA TOUR event of the new millennium and saw Tiger Woods culminate an extraordinary week at Kapalua with his dramatic playoff victory over Ernie Els. ESPN television ratings on the final day were the highest ever for ESPN golf. We believe the Mercedes Championships has been a significant factor in helping to define our strategic positioning as the #1 golf resort in Hawaii and hope to continue our partnership with the tournament sponsor, Mercedes Benz, and the PGA TOUR beyond our initial four-year agreement on a long-term basis.

     We expect the year 2000 will present challenges to resort operations from the start-up phase of the new Village Course Clubhouse and Kapalua Golf Academy. Profits from the two new residential projects could be significant for the year 2000, but as with any development, are subject to substantial timing and other customary risks. Overall we believe the Resort division is in an excellent position for continued long-term improvement from both resort operations and development activities.

COMMERCIAL & PROPERTY

     The Company's Commercial & Property business segment produced an operating loss, before allocation of interest and income taxes, of $454,000 in 1999 compared to an operating loss of $1.1 million in 1998. Revenue increased from $4.1 million in 1998 to $4.4 million in 1999. Improved results from Kaahumanu Center were responsible for the lower operating loss in 1999.

     Joint venture losses at Kaahumanu Center, a 573,000 square foot regional mall, decreased from $2,479,000 in 1998 to $1,800,000 in 1999. The Company's share of these losses, together with management fee revenues and other expenses, resulted in an operating loss of $470,000 in 1999 compared to an operating loss of $1,000,000 in 1998. Kaahumanu Center's revenues increased by 6% in 1999, reflecting improved occupancies, higher sales reported by tenants and higher recovery of expenses from tenants. Costs and expenses at Kaahumanu Center increased by 1% in 1999 as higher utility and payroll costs were partially offset by lower expense for bad debts.

     Occupancy at Kaahumanu Center improved with new merchants opening in 1999, including Gap Kids/Baby Gap, Pacific Sunwear, d.e.m.o., The Gift Basket, Vitamin World, Athens Restaurant and an expansion of Fun Factory. Anthurium's boutique, Twig, Native Soles, Heaven Scents and Maui Elements opened in the first phase of a plantation town themed area in the new "Plantation District" on Kaahumanu Center's second level. Moondoggy's, a 7,000 square foot restaurant, is slated to open in the second phase of the Plantation District in March 2000. Merchant sales at Kaahumanu Center increased over 5% in 1999 compared to 1998.

     Napili Plaza, the Company's 44,000 square foot shopping and commercial center in West Maui, showed a decrease in profits from $268,000 in 1998 to $202,000 in 1999. Merchant sales at Napili Plaza increased over the previous year in the latter part of 1999, but overall were down 5.7% in 1999 compared to 1998 primarily as a result of increased competition in the area.

     Operating losses in other property-related and land management activities declined from $574,000 in 1998 to $409,000 in 1999.
Gains from land sales of $223,000 in 1999 were comparable to 1998.

     In 1999, the Company continued its efforts to obtain the Special Management Area permit and other required permits for the Kapua Village Employee Subdivision in West Maui. Delays were encountered due primarily to legal challenges filed with the courts by neighboring property owners opposing the Environmental Assessment completed for the subdivision. We anticipate that approval of the required permits will be obtained sometime in 2000.

     Work commenced in 1999 on the preliminary planning phase for the business-commercial development of the Country Town Business zoned parcel of land located within Haliimaile Village in Upcountry Maui, with alternative conceptual development plans reviewed and evaluated. An important consideration for the proposed development is recognition of the unique rural characteristics of the Upcountry Maui area.

     In addition to the Haliimaile business-commercial development, other Company-owned lands were evaluated to determine appropriate uses and potential opportunities that would achieve the highest and best uses for the Company's lands.

     Further progress was made by the Land Management & Development Division in 1999 toward achieving strategic goals and objectives to position the Company to more effectively and responsibly manage, plan and develop the Company's valuable land and water assets.

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors of Maui Land & Pineapple Company, Inc.:

     We have audited the accompanying consolidated balance sheets of Maui Land & Pineapple Company, Inc. and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Companies at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.



/S/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Honolulu, Hawaii
February 9, 2000
(February 24, 2000 as to Note 13)

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1999 and 1998

                                                1999           1998
                                             (Dollars in Thousands)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                  $  2,657       $  3,447
  Accounts and notes receivable,
    less allowance of $783 and $493
    for doubtful accounts                      15,098         13,005
  Inventories
    Pineapple products                          9,714          8,380
    Real estate held for sale                     577          1,083
    Merchandise, materials and supplies         6,634          6,057
  Prepaid expenses and other assets             4,779          3,659

  Total Current Assets                         39,459         35,631

INVESTMENTS AND OTHER ASSETS                   12,952         10,695

PROPERTY
  Land                                          4,737          4,618
  Land improvements                            46,062         45,868
  Buildings                                    50,317         49,708
  Machinery and equipment                     105,784        104,052
  Construction in progress                     18,058          5,721

  Total Property                              224,958        209,967
  Less accumulated depreciation               123,982        120,046

  Net Property                                100,976         89,921

TOTAL                                        $153,387       $136,247



                                                1999           1998
                                             (Dollars in Thousands)


LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable and current portion
   of long-term debt                         $  2,792     $    2,254
  Current portion of capital lease obligations    264            499
  Trade accounts payable                       12,492          6,613
  Customers' deposits                           1,264          1,304
  Payroll and employee benefits                 4,662          4,085
  Deferred revenue                              3,365            643
  Other accrued liabilities                     1,696          1,248

  Total Current Liabilities                    26,535         16,646

LONG-TERM LIABILITIES
  Long-term debt                               25,077         22,913
  Capital lease obligations                       420            679
  Accrued retirement benefits                  23,204         22,920
  Equity in losses of joint venture             8,944          7,969
  Other noncurrent liabilities                  2,361          2,628

  Total Long-Term Liabilities                  60,006         57,109

MINORITY INTEREST IN SUBSIDIARY                   446             --

CONTINGENCIES AND COMMITMENTS

STOCKHOLDERS' EQUITY
  Common stock--no par value, 7,200,000 shares
    authorized, 7,195,800 and 7,188,500 shares issued
    and outstanding at December 31, 1999
    and 1998, respectively                     12,455         12,318
  Retained earnings                            53,945         50,174

  Stockholders' Equity                         66,400         62,492

TOTAL                                        $153,387       $136,247

See Notes to Consolidated Financial Statements

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Years Ended December 31, 1999, 1998 and 1997


                                  1999           1998            1997
                           (Dollars in Thousands Except Per Share Amounts)
REVENUES
Net sales                       $112,191       $113,391       $101,421
Operating revenue                 33,982         29,123         29,058
Other income                         825          1,197          6,019

Total Revenues                   146,998        143,711        136,498

COSTS AND EXPENSES
Cost of goods sold                74,494         76,049         72,200
Operating expenses                27,440         26,168         26,027
Shipping and marketing            18,479         16,673         18,053
General and administrative        16,408         15,094         14,600
Equity in losses of joint ventures   956          1,160          1,211
Interest                           1,834          3,039          3,045

Total Costs and Expenses         139,611        138,183        135,136

INCOME BEFORE
  INCOME TAXES AND
  EXTRAORDINARY LOSS               7,387          5,528          1,362

INCOME TAX EXPENSE                 2,717          1,188            499

INCOME BEFORE
  EXTRAORDINARY LOSS               4,670          4,340            863

EXTRAORDINARY LOSS, NET OF
  INCOME TAX CREDIT OF $456           --           (744)            --

NET INCOME                         4,670          3,596            863

RETAINED EARNINGS,
  BEGINNING OF YEAR               50,174         46,578         45,715
CASH DIVIDENDS                       899             --             --

RETAINED EARNINGS, END OF YEAR    53,945         50,174         46,578

PER COMMON SHARE
  Income Before
    Extraordinary Loss               .65            .60            .12
  Extraordinary Loss,
    Net of Income Tax Credit          --           (.10)            --

  Net Income                         .65            .50            .12

  Cash Dividends                $   .125       $     --       $     --

Average Common
 Shares Outstanding            7,188,840      7,188,500      7,188,500

See Notes to Consolidated Financial Statements.

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1999, 1998 and 1997

                                    1999         1998            1997
                                         (Dollars in Thousands)
OPERATING ACTIVITIES
Net income                      $  4,670       $  3,596       $    863
Adjustments to reconcile net income
  to net cash provided by operating activities
  Depreciation                     8,445          8,176          8,041
  Undistributed equity in
    losses of joint ventures       1,019          1,194          1,211
  Gain on property disposals         (49)          (627)        (5,254)
  Deferred income taxes              552           (523)          (313)
  (Increase) decrease in
    accounts receivable           (1,700)          (526)         1,446
  (Increase) decrease
    in inventories                (2,360)         5,193         (1,219)
  Increase (decrease) in
    trade payables                 3,798           (420)        (1,356)
  Net change in other operating
    assets and liabilities         4,094          1,568             34

NET CASH PROVIDED BY
  OPERATING ACTIVITIES            18,469         17,631          3,453

INVESTING ACTIVITIES
Purchases of property            (18,213)        (8,230)        (8,388)
Proceeds from sale of property       509            634          5,882
Distributions from joint ventures     --             --          1,460
Contributions to joint ventures     (575)          (425)        (1,030)
Payments for other investments    (2,735)        (1,632)        (1,815)

NET CASH USED IN
  INVESTING ACTIVITIES           (21,014)        (9,653)        (3,891)

FINANCING ACTIVITIES
Proceeds from long-term debt      15,632         30,647         23,891
Payments of long-term debt       (13,659)       (35,780)       (20,991)
Proceeds from short-term debt        729             --             --
Payments on capital lease
  obligations                       (494)        (1,009)        (1,304)
Dividend paid                       (899)            --             --
Other                                446             --             --

NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES             1,755         (6,142)         1,596

NET INCREASE (DECREASE) IN CASH     (790)         1,836          1,158

CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR             3,447          1,611            453

CASH AND CASH EQUIVALENTS
  AT END OF YEAR                $  2,657       $  3,447       $  1,611



Supplemental Disclosures of Cash Flow Information and Non-Cash
Investing and Financing Activities:

1.   Cash paid during the year (in thousands):

   Interest (net of
     amount capitalized)        $  1,711       $  4,809       $  3,235
   Income taxes                    1,842            984            335

2. Amounts included in accounts payable for additions to property and other investments totaled $3,419,000, $1,144,000 and $280,000, respectively, at December 31, 1999, 1998 and 1997.

3. In December 1999, 7,300 shares of Company stock, which was held by a wholly owned subsidiary of the Company, were contributed to the Company's Employee Stock Ownership Plan (see
  Note 7 to Consolidated Financial Statements).

4. Capital lease obligations of $739,000 in 1997 were incurred for new equipment.

5.   Effective December 31, 1997, the Company's investment in
  Plantation Club Associates (PCA) was liquidated and the Company assumed PCA's remaining assets totaling $1.4 million (see Note 3 to Consolidated Financial Statements).


See Notes to Consolidated Financial Statements.

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION
     The consolidated financial statements include the accounts of Maui Land & Pineapple Company, Inc. and subsidiaries, primarily Maui Pineapple Company, Ltd. and Kapalua Land Company,
Ltd. Significant intercompany balances and transactions have been eliminated.

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

POSTRETIREMENT BENEFITS
     The Company's policy is to fund pension cost at a level at least equal to the minimum amount required under federal law, but not more than the maximum amount deductible for federal income tax purposes.
     Deferred compensation plans for certain management employees provide for specified payments after retirement. The present value of estimated payments to be made were accrued over the period of active employment. On October 1, 1998, these plans were terminated (see Note 7 to Consolidated Financial Statements).
     The estimated cost of providing postretirement health care and life insurance benefits is accrued over the period employees render the necessary services.

REVENUE RECOGNITION
     Revenue from the sale of pineapple is recognized when title to the product is transferred to the customer. The timing of the transfer of title varies according to the shipping and delivery terms of the sale.
     Sales of real estate are recognized as revenues in the period in which sufficient cash has been received, collection of the balance is reasonably assured and risks of ownership have passed to the buyer. When the Company's remaining obligation to complete improvements is significant, the sale is recognized on the percentage-of-completion method.

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

FOREIGN CURRENCY TRANSLATION
     The assets and liabilities of the Company's majority owned subsidiary in Central America are translated into U.S. dollars at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at weighted average exchange rates in effect during the period. Translation adjustments are to be reported as other comprehensive income and accumulated in Stockholders' Equity. Transaction gains and losses that arise from exchange rate changes on transactions denominated in a currency other than the functional currency are included in income as incurred. During 1999, these foreign translation and transaction adjustments were not material.

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

2.   INVENTORIES
     Pineapple product inventories were comprised of the
following components at December 31, 1999 and 1998:
                                        1999              1998
                                        (Dollars in Thousands)

     Finished Goods                  $  7,399          $ 5,979
     Work In Progress                     839              839
     Raw Materials                      1,476            1,562

     Total                           $  9,714          $ 8,380

     The replacement cost of pineapple product inventories at year-end approximated $21 million in 1999 and $19 million in 1998. In 1998, there was a partial liquidation of LIFO inventories; thus, cost of sales included prior years' inventory costs, which were lower than current costs. Had current costs been charged to cost of sales, net income for 1998 would have decreased by $1,360,000 or $.19 per share.


3.   INVESTMENTS AND OTHER ASSETS
     Investments and Other Assets at December 31, 1999 and 1998 consisted of the following:

                                        1999            1998
                                       (Dollars in Thousands)
     Deferred Costs                   $ 6,657         $ 6,230
     Cash Surrender Value of Life
       Insurance Policies (net)           633             515
     Prepaid pension asset              2,774           2,247
     Kapalua Coconut Grove LLC            905             496
     Other                              1,983           1,207


     Total                            $12,952         $10,695

     Deferred costs are primarily intangible predevelopment costs related to various projects at the Kapalua Resort, which will be allocated to future development projects.
     Cash surrender value of life insurance policies are stated net of policy loans totaling $597,000 at December 31, 1999 and 1998.

KAPALUA COCONUT GROVE LLC
     Kapalua Coconut Grove LLC (KCG) is a Hawaii limited liability company whose members are the Company and an affiliate of Lend Lease Real Estate Investments, Inc. KCG was formed in June of 1997 to own, develop and sell the 12-acre parcel of property adjacent to The Kapalua Bay Hotel. Each member contributed to the venture its 50% interest in the land parcel and $1.1 million in cash. Presales of the 36 luxury residential condominiums to be constructed on the parcel began in August 1999 and mass grading and site work began in November 1999. Each member has a 50% interest in KCG and the Company has accounted for its investment in KCG by the equity method. The Company's pre-tax share of KCG's net income (loss) was $(172,000) in 1999 and $1,000 in 1998.

KAAHUMANU CENTER ASSOCIATES
     In June 1993, Kaahumanu Center Associates (KCA) was formed to finance the expansion and renovation of and to own and operate Kaahumanu Center. KCA is a partnership between the Company as general partner and the Employees' Retirement System of the State of Hawaii (ERS) as a limited partner. The Company contributed the then existing shopping center, subject to a first mortgage, and approximately nine acres of adjacent land. ERS contributed $312,000 and made a $30.6 million loan to the partnership.
     The expansion and renovation were substantially complete by the end of November 1994. Effective April 30, 1995, the ERS converted its $30.6 million loan to an additional 49% ownership in KCA. Effective with conversion of the ERS loan, the Company and ERS each have a 50% interest in KCA and the Company has accounted for its investment in KCA by the equity method.
     The Company has a long-term agreement with KCA to manage Kaahumanu Center. The agreement provides for certain performance tests, which if not met, could result in termination of the agreement. The tests were not met in 1999, but termination of the agreement is not presently being considered. KCA does not have any employees. As manager, the Company provides all administrative and on-site personnel and incurs other costs and expenses, primarily insurance, which are reimbursable by KCA.
The Company generates a portion of the electricity used by Kaahumanu Center. In 1999, 1998 and 1997, reimbursements from KCA for payroll and other costs and expenses totaled $2,417,000, $2,303,000, and $2,240,000, respectively, and the Company charged KCA $2,531,000, $2,402,000, and $2,574,000, respectively, for electricity and management fees. At December 31, 1999 and 1998, $1,154,000 and $333,000, respectively, were due to the Company from KCA for management fees, electricity and reimbursable costs.
     Summarized balance sheet information for KCA as of December 31, 1999 and 1998 and operating information for each of the three years ended December 31, 1999 follows:

                                  1999          1998
                                  (Dollars in Thousands)

Current assets                  $  1,188     $ 1,039
Property and equipment, net       72,277      73,861
Other assets, net                  1,701       2,311

Total Assets                      75,166      77,211

Current liabilities                2,969       2,200
Noncurrent liabilities            60,352      61,366

Total Liabilities                 63,321      63,566

Partners' Capital               $ 11,845     $13,645

                                  1999          1998         1997

Revenues                        $ 14,506     $13,625     $ 13,945
Costs and Expenses                16,306      16,104       16,255

Net Loss                        $  1,800     $ 2,479     $  2,310

     The Company's share of losses from KCA was $900,000, $1,240,000 and $1,155,000, respectively, for 1999, 1998 and 1997.
ERS and the Company each have a 9% cumulative, non-compounded priority right to cash distributions based on their net contributions to the partnership (preferred return). For the purpose of calculating preferred returns, each partner's capital contribution had an agreed upon value of $30.9 million on May 1, 1995. The Company's preferred return is subordinate to the ERS preferred return. As of December 31, 1999, the accumulated unpaid preferred return was $11 million each for ERS and the Company. Pursuant to cash calls, the partners each contributed $830,000 to the partnership in 1997.
     The Company's investment in KCA is a negative $8.9 million at December 31, 1999. The negative balance is a result of (1) recording the Company's initial contribution in 1993 at net book value of the assets contributed, reduced by the related debt and
(2) the Company's share of KCA's accumulated losses since 1995.

PLANTATION CLUB ASSOCIATES
     Plantation Club Associates (PCA) was an unincorporated joint venture in which Kapalua Land Company, Ltd. (Kapalua) was the managing venturer. Profits and losses of the joint venture were allocated based on estimated distributions to the partners, which was 85% to Kapalua and 15% to the other partner. The partnership agreement required that all major decisions receive unanimous approval of the partners.
     In 1997, the three remaining lots in Plantation Estates Phase I were sold and the partners concluded an agreement to liquidate PCA as of December 31, 1997. After distribution of the joint venture's cash to the partners, Kapalua assumed PCA's remaining assets of $1.4 million, primarily land and planning costs for Plantation Estates Phase II.
     Kapalua's pre-tax share of the joint venture's net loss was $56,000 for 1997. This amount includes expenses incurred by the Company related to the investment, primarily amortization of capitalized interest cost. The Company received a cash distribution from PCA of $1,460,000 in 1997.


4.   BORROWING ARRANGEMENTS
     During 1999, 1998 and 1997, the Company had average borrowings outstanding of $29.5 million, $33 million and $32.8 million, respectively, at average interest rates of 7.8%, 8.9%
and 8.8%, respectively.
     Short-term bank lines of credit available to the Company at December 31, 1999 were $2 million. These lines provide for interest at the prime rate (8.5% at December 31, 1999) plus 1/4% to 1/2%. There were no borrowings under these lines at December 31, 1999, but $213,000 in letters of credit were reserved against these lines to secure the Company's deductible portion of insurance claims administered by various insurance companies.
The Company has a $900,000 working capital credit facility for its Central American operations. At December 31, 1999, the Company had borrowings outstanding of $729,000 under this facility at 7.55%.
     Long-term debt at December 31, 1999 and 1998 consisted of
the following (interest rates represent the rates at December 31):
                                             1999         1998
                                           (Dollars in Thousands)
Term loan, 7.87% to 8.39%                  $ 15,000     $    --
Bridge loan, 8%                                  --      15,000
Revolving credit agreement, 8.5%              3,400          --
Mortgage loan, 7.25% and 8.25%                4,807       4,886
Equipment loans, 6.76% to 8.46%               3,932       5,281

Total                                        27,139      25,167
Less portion classified as current            2,062       2,254

Long-term debt                             $ 25,077     $22,913

     On December 31, 1998, $20 million of 8.86% senior unsecured notes were retired with a $15 million bridge loan (7.3% at January 4, 1999) and cash generated by the Company's operations. Principal payments on the $20 million loan were due from 1999 through 2003. A prepayment penalty of $1.2 million was paid for early extinguishment of the 8.86% notes and has been accounted for as an extraordinary loss of $744,000 (net of income tax credit of $456,000).
     In March of 1999, the Company accepted a commitment to refinance the bridge loan and, accordingly, the $15 million bridge loan was classified as long-term debt in the December 31, 1998 balance sheet. In June of 1999, the bridge loan agreement was amended and restated in its entirety and converted to a term loan secured by certain parcels of the Company's real property on Maui. Principal payments are due from September 2004 through June 2009. Interest rates on the loan are adjustable to 2.15% to 2.55% above six-month, one-year and three-year rates made available by the Federal Farm Credit Bank. The agreement includes certain financial covenants, including the maintenance of a minimum tangible net worth and debt coverage ratio, maximum funded debt to capitalization ratio, and limits on capital expenditures, investments and the payment of dividends.
     The Company has a revolving credit agreement with participating banks under which it may borrow up to $15 million in revolving loans through December 31, 2001. Amounts outstanding at that date, at the Company's option, may be converted to a three-year term loan payable in six equal semi-annual installments. The agreement also includes a $15 million development line of credit facility for construction of the new Village Course Clubhouse and Kapalua Golf Academy. The development facility reduces to $8 million in December of 2000 and matures in December of 2001.
     Commitment fees of 1/4% are payable on the unused portions of the revolving credit line and the development facility. At the Company's option, interest on advances under both the revolving credit line and the development facility is at the prime rate or based on a LIBOR rate. The loan is collateralized by the Company's three golf courses at the Kapalua Resort. The agreement contains certain financial covenants, including the maintenance of consolidated net worth and working capital at certain levels and limits on the incurrence of other indebtedness and capital expenditures. Declaration and payment of cash dividends is restricted to 30% of prior year's net income. At December 31, 1999, the Company did not meet the minimum current ratio required by this credit facility. As of February 9, 2000, the Company obtained a waiver of the violation with regard to year-end 1999. The Company believes that the conditions that caused the violation will be different in the future. The Company's financial projections for 2000, which reflect the aforementioned differences in conditions, indicate that the Company should be in compliance with this working capital covenant throughout 2000.
     The mortgage loan is collateralized by the Napili Plaza shopping center and matures on December 31, 2005. Payments are based on a 25-year amortization. Effective January 1, 1999, the interest rate on the loan was amended to 7.25% until January 1, 2002. The interest rate will be adjusted to the lender's then prevailing rate of interest for such loans as of January 1, 2002 and January 1, 2005.
     The Company has agreements that provide for term loans that were used to purchase assets for the Company's pineapple and resort operations. The loans are at fixed interest rates and mature through June 2004. The agreements include certain financial covenants that are similar to those in the Company's revolving credit agreement. One of the agreements also requires the maintenance of a minimum tangible net worth and debt coverage ratio (as defined).
     Maturities of long-term debt during the next five years, from 2000 through 2004, are as follows: $2,062,000, $985,000,
$1,927,000, $1,517,000, $1,341,000.

5.   MINORITY INTEREST IN SUBSIDIARY
     In February of 1999, Royal Coast Tropical Fruit Company, Inc. (a wholly owned subsidiary of Maui Pineapple Company, Ltd.) formed a subsidiary in Central America and invested $503,000 for a 51% ownership interest in a new pineapple production company. The minority stockholders contributed $460,000. The minority stockholders' share of the 1999 operating loss was not material.

6.   DEFERRED REVENUE
     Deferred revenue for 1999 primarily represents proceeds received on closed sales in Plantation Estates Phase II in excess of revenue recognized in 1999 on the percentage-of-completion method. Construction of the subdivision improvements for the 14 single-family lots began in the fourth quarter of 1999 and is scheduled to be substantially completed during the first quarter of 2000. In November and December of 1999, 12 of the 14 lots in Plantation Estates Phase II closed escrow. Revenue on the closed sales is being recognized as construction is completed.

7.   POSTRETIREMENT BENEFITS
     The Company has defined benefit pension plans and defined benefit postretirement health care and life insurance plans.
     Changes in benefit obligations and changes in plan assets for 1999 and 1998 and the funded status of the plans and amounts recognized in the balance sheets as of December 31 were as follows:

                             Pension Benefits           Other Benefits
                              1999      1998           1999       1998
                                     (Dollars in Thousands)
Change in benefit obligations:
 Benefit obligations at
   beginning of year      $ 35,071  $ 31,015       $ 15,379   $ 14,140
 Service cost                1,443     1,240            359        411
 Interest Cost               2,396     2,261            895      1,024
 Actuarial (gain) loss        (897)    2,228         (2,657)       481
 Special termination benefits   --       314             --         29
 Benefits paid              (2,150)   (1,987)          (713)      (706)

 Benefit obligations at
   end of year              35,863    35,071         13,263     15,379

Change in plan assets:
 Fair value of plan assets at
   beginning of year        41,807    37,530             --         --
 Actual return on
   plan assets               6,367     6,028             --         --
 Employer contributions        143       236            713        706
 Benefits paid              (2,150)   (1,987)          (713)      (706)

 Fair value of plan assets at
   end of year              46,167    41,807             --         --

Funded status               10,304     6,736        (13,263)   (15,379)
Unrecognized actuarial gain (7,548)   (3,935)        (5,425)    (3,082)
Unrecognized net
  transition asset            (759)   (1,295)            --         --
Unrecognized prior
  service cost                 185       244         (1,172)    (1,324)

Net Amounts recognized        2,182     1,750       (19,860)   (19,785)

Amounts recognized in
 balance sheets consist of:
 Prepaid benefit cost        2,774     2,247             --         --
 Accrued benefit liability    (592)     (497)        (19,860)  (19,785)

Net amount recognized     $  2,182  $  1,750        $(19,860) $(19,785)


     Net periodic benefit costs for 1999, 1998 and 1997 included the following components:

                                 1999           1998           1997
                                       (Dollars in Thousands)
Pension benefits:
 Service cost                $ 1,443        $ 1,240        $ 1,030
 Interest cost                 2,396          2,261          2,161
 Expected return on
   plan assets                (3,638)        (2,925)        (2,576)
 Amortization of net
   transition asset             (535)          (535)          (535)
 Amortization of
   prior service cost             59             61             61
 Recognized net
   actuarial (gain) loss         (14)             3             16
 Special termination benefits     --            314             --

 Net expense (credit)           (289)           419            157

Other benefits:
 Service cost                    359            411            325
 Interest cost                   895          1,024            991
 Amortization of
    prior service cost          (146)          (147)          (147)
 Recognized net actuarial gain  (320)          (209)          (300)
 Special termination benefits     --             29             --

 Net expense                 $   788        $ 1,108        $   869


     Effective September 1, 1998, in an effort to reduce the size of its workforce, the Company offered a voluntary, enhanced early retirement program to employees in the Pineapple and Corporate divisions based on age and years of service. The projected benefit obligation for the pension plans and the net pension expense for 1998 increased by $314,000 and the accumulated postretirement benefit obligation for other benefits and the corresponding net expense for 1998 increased by $29,000 as a result of implementing this program.
     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefits in excess of plan assets were $1,028,000, $578,000 and $-0-, respectively, as of December 31,
1999 and $846,000, $471,000 and -0-, respectively, as of December
31, 1998.
     The benefit obligations for pensions and other postretirement benefits were determined using a discount rate of 7.25% and 7% as of December 31, 1999 and 1998, respectively, and compensation increases ranging up to 4.5%. The expected long-term rate of return on assets ranged up to 9% for 1999 and 8% for 1998.
     The accumulated postretirement benefit obligation for health care as of December 31, 1999 and 1998 was determined using a health care cost trend rate of 10% in 1995, decreasing by .5% each year from 1995 through 2004 and 5% thereafter. The effect of a 1% annual increase in these assumed cost trend rates would increase the accrued postretirement benefit obligation by approximately $1,629,000 as of December 31, 1999, and the aggregate of the service and interest cost for 1999 by approximately $178,000; a 1% annual decrease would reduce the accrued postretirement benefit obligation by approximately $1,335,000 as of December 31, 1999, and the aggregate of the service and interest cost for 1999 by approximately $142,000.
     The Company has an Employee Stock Ownership Plan (ESOP) for non-bargaining salaried employees and for bargaining unit clerical employees of Maui Pineapple Company, Ltd. All of the shares originally sold to the ESOP in 1979 have been allocated to participants since December of 1993. In December of 1999, 7,300 shares of the Company's common stock held by a wholly owned subsidiary were contributed to the ESOP. The Company recorded a charge to employee benefit expense of $137,000 and a corresponding credit to Common Stock. Effective December 31, 1999, the Company's Board of Directors approved a plan amendment to freeze the ESOP. Accordingly, after 1999 there will be no further contributions to the ESOP and no additional employees will become participants of the plan.
     On October 1, 1998, deferred compensation plans that provided for specified payments after retirement for certain management employees were terminated. At the termination date, these employees were given credit for existing years of service and future accruals were discontinued.

8.   OTHER INCOME
     Revenues attributable to real estate sales other than inventory held for sale were $223,000, $591,000 and $5.2 million, respectively, in 1999, 1998 and 1997, and were included in Other
Income.

9.   LEASES
LESSEE
     The Company has capital leases, primarily on equipment used in pineapple operations, which expire at various dates through 2002. At December 31, 1999 and 1998, property included capital leases of $900,000 and $1,699,000, respectively (accumulated depreciation of $452,000 and $684,000, respectively). Future minimum rental payments under capital leases aggregate $736,000 (including $52,000 representing interest) and are payable as follows (2000 to 2002): $300,000, $275,000, $161,000.
     The Company has various operating leases, primarily for land used in pineapple operations, which expire at various dates through 2012. A major operating lease covering approximately 1,500 acres used primarily for pineapple operations expired on December 31, 1999. The lease currently is being renegotiated for a minimum term of ten years. Total rental expense under operating leases was $801,000 in 1999, $746,000 in 1998, $804,000 in 1997. Future minimum rental payments under operating leases aggregate $5,592,000 and are payable during the next five years (2000 to 2004) as follows: $670,000, $591,000, $587,000,
$465,000, $435,000, respectively, and $2,844,000 thereafter.

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

                                  1999        1998       1997
                                     (Dollars in Thousands)

Minimum rentals                 $  1,744   $  1,694    $ 1,575
Percentage rentals                 2,232      1,279      1,140

Total                           $  3,976   $  2,973    $ 2,715

     Property at December 31, 1999 and 1998 includes leased property of $20,473,000 and $20,184,000, respectively
(accumulated depreciation of $10,623,000 and $9,961,000, respectively).
     Future minimum rental income aggregates $8,360,000 and is receivable during the next five years (2000 to 2004) as follows:
$1,508,000, $1,244,000, $1,041,000, $879,000, $658,000,
respectively, and $3,030,000 thereafter.

10.  INCOME TAXES
     The components of the income tax provision were as follows:

                                  1999      1998      1997
                                   (Dollars in Thousands)
Current
  Federal                       $  1,831  $  1,225  $    931
  State                              334        30     (119)

  Total                            2,165     1,255       812

Deferred
  Federal                            584      (415)     (433)
  State                              (32)     (108)      120

  Total                              552      (523)     (313)

  Total provision               $  2,717  $    732  $    499

     Reconciliation between the total provision and the amount computed using the statutory federal rate of 34% follows:

                                   1999       1998    1997
                                   (Dollars in Thousands)
Federal provision at
  statutory rate                $  2,512  $  1,471  $    463
Adjusted for
  State income taxes,
    net of effect on
    federal income taxes             200       (91)       (5)
  Appreciated property donation       --      (721)       --
  Other                                5        73        41

  Total income tax
    provision                   $  2,717  $    732  $    499


     Deferred tax assets and liabilities were comprised of the following types of temporary differences as of December 31, 1999 and 1998:

                                   1999              1998
                                   (Dollars in Thousands)

Accrued retirement benefits      $  6,921         $ 7,216
Minimum tax credit carryforward     2,567           3,566
Accrued liabilities                 1,120           1,279
Inventory                             439             230
Allowance for doubtful accounts       216             176
Net operating loss carryforward        70             111

Total deferred tax assets          11,333          12,578

Deferred condemnation proceeds     (5,864)          (5,998)
Property net book value            (2,629)          (2,968)
Income from partnerships           (1,840)          (2,246)
Pineapple marketing costs            (583)            (409)
Other                                (120)            (108)

Total deferred tax liabilities    (11,036)         (11,729)

Net deferred tax asset           $    297          $   849

     At December 31, 1999, the Company had federal minimum tax credit carryforwards of $2.6 million.
     In December of 1998, issues regarding the charitable donation of appreciated property in 1989 and 1990 were settled with the Internal Revenue Service. Deferred tax liabilities that would not reverse in the future as a result of the settlement were recognized in 1998 as a credit in the income tax provision.
     The Company's federal income tax returns for 1990 through 1993 are under examination by the Internal Revenue Service. The revenue agent's report on these years has not yet been issued and the Company presently cannot predict the outcome of these examinations.

11.  INTEREST CAPITALIZATION
     Interest cost incurred in 1999, 1998 and 1997 was $2,477,000, $3,179,000 and $3,214,000, respectively, of which
$643,000, $140,000 and $169,000, respectively, was capitalized.

12.  ADVERTISING AND RESEARCH AND DEVELOPMENT
     Advertising expense totaled $1,801,000 in 1999, $1,397,000 in 1998 and $1,592,000 in 1997. Research and development expenses totaled $839,000 in 1999, $815,000 in 1998 and $601,000 in 1997.

13.  SUBSEQUENT EVENT
     On February 24, 2000, the Company's Board of Directors declared a cash dividend of $.125 per share payable on March 31, 2000.

14.  CONTINGENCIES AND COMMITMENTS
     The County of Maui sued several chemical manufacturers claiming that they were responsible for the presence of a nematocide commonly known as DBCP in certain water wells on Maui. The Company was a Third Party Defendant in the suit as a result of a 1978 agreement for the sale of DBCP between the Company and one of the DBCP manufacturers. In August 1999, settlement of the case was reached. The Company's portion of the cash payment in 1999 to install filtration systems in the existing contaminated wells was substantially covered by proceeds of a settlement concluded on this issue with its insurance carrier. The Company and the other defendants as a group have agreed that until December 1, 2039, they will pay for 90% of the capital cost to install filtration systems in any future wells if DBCP contamination exceeds specified levels and for the ongoing maintenance and operating cost for filtration systems on existing and future wells. The level of DBCP in the existing wells should decline over time as the wells are pumped, which may end the requirement for filtration before 2039. To secure the obligations of the defendants under the settlement agreement, the defendants are required to furnish to the County of Maui an irrevocable standby letter of credit throughout the entire term of the agreement. The Company has estimated a range of its share of the cost to operate and maintain the filtration systems for the existing wells and its share of the cost of the letter of credit, and has recorded a reserve for this liability. Such amount did not have a material effect on the Company's financial statements for the year ended December 31, 1999. There are procedures in the settlement agreement to minimize the DBCP impact on future wells by relocating the wells to areas unaffected by DBCP or by using less costly methods to remove the DBCP from the water. The Company is unable to estimate the range of potential financial impact for the possible filtration cost for any future wells acquired or drilled by the County of Maui and, therefore has not made a provision in its financial statements for such costs.
     There are various claims and legal actions pending against the Company. In the opinion of management, after consultation with legal counsel, the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.
     The Company has guaranteed the payment of up to $10 million of the $61 million mortgage loan of Kaahumanu Center Associates. The lender will release the guaranty when Kaahumanu Center attains a defined level of net operating income.
     Premium Tropicals International, LLC (PTI) is a joint venture between Royal Coast Tropical Fruit Company, Inc. (a wholly owned subsidiary of Maui Pineapple Company, Ltd.) and an Indonesian pineapple grower and canner. The joint venture markets and sells Indonesian canned pineapple in the United States. The Company is a guarantor of a $3 million line of credit, which supports letters of credit to be issued on behalf of PTI for import trading purposes.
     At December 31, 1999, the Company had commitments under signed contracts totaling $5,029,000.

15.  CONCENTRATIONS OF CREDIT RISK
     A substantial portion of the Company's trade receivables results from sales of pineapple products, primarily to food distribution customers in the United States. Credit is extended after evaluating creditworthiness and no collateral generally is required from customers. Notes receivable result principally from sales of real estate in Hawaii and are collateralized by the property sold.

16.  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
     Except as indicated below, the carrying amount is considered to be the fair value of financial instruments. The following methods and assumptions were used to estimate the fair value of certain financial instruments:

Notes Receivable:
     The fair value of these assets was estimated based on rates currently available for similar types of transactions.

Long-Term Debt:
     The fair value of these liabilities was estimated based on rates currently available to the Company for debt with similar terms and remaining maturities.
     The estimated fair values for these financial instruments at December 31, 1999 and 1998 were as follows:

                                      1999                1998
                                      (Dollars in Thousands)

                              Carrying     Fair    Carrying    Fair
                               Amount     Value     Amount    Value

Notes Receivable              $ 1,101   $ 1,101   $   255   $   272

Long-Term Debt                 27,139    26,348    25,167    25,189


17.  BUSINESS SEGMENTS
     The Company's reportable segments are Pineapple, Resort and Commercial & Property. Each segment is a line of business requiring different technical and marketing strategies.
     Pineapple includes growing pineapple, canning pineapple in tin-plated steel containers fabricated by the Company, and marketing canned and fresh pineapple products.
     Resort includes the development and sale of real estate, property management and the operation of recreational and retail facilities and utility companies at Kapalua on Maui.
     Commercial & Property covers non-resort real estate activities, including the Company's investment in Kaahumanu Center Associates, Napili Plaza shopping center and non-resort real estate development, rentals and sales. It includes the Company's land entitlement and land management activities.
     The accounting policies of the segments are the same as those described in Note 1, Summary of Significant Accounting Policies.

                                           Commercial
1999                    Pineapple    Resort  & Property  Other  Consolidated
                                       (Dollars in Thousands)

Revenues (1)(3)          $94,535   $ 47,950   $ 4,381   $  132    $ 146,998

Operating profit (loss)(2) 6,071      5,702      (454)  (2,098)       9,221
Interest expense            (919)      (443)     (133)    (339)      (1,834)
Income (loss) before
  income taxes and
  extraordinary loss       5,152      5,259      (587)  (2,437)       7,387

Depreciation               5,040      2,796       481      128        8,445
Equity in earnings (losses) of
  joint ventures             116       (172)     (900)      --         (956)
Investment in joint ventures 198        905    (8,944)      --       (7,841)
Segment assets (4)        69,733     64,943     7,190   11,521      153,387
Expenditures for
  segment assets           8,030     13,750       226      795       22,801

1998

Revenues (1)(3)          $97,658   $ 41,929   $ 4,087   $   37    $ 143,711

Operating profit (loss)(2) 5,480      5,239    (1,085)  (1,067)       8,567
Interest expense          (1,543)    (1,089)     (167)    (240)      (3,039)
Income (loss) before
  income taxes and
  extraordinary loss       3,937      4,150    (1,252)  (1,307)       5,528

Depreciation               4,795      2,743       487      151        8,176
Equity in earnings (losses) of
   joint ventures             79          1    (1,240)      --       (1,160)
Investment in joint ventures 145        495    (7,969)      --       (7,329)
Segment assets (4)        62,384     53,323     6,780   13,760      136,247
Expenditures for
  segment assets           6,433      3,930       406      997       11,766

1997

Revenues (1)(3)          $90,949   $ 40,338   $ 5,065   $  146    $ 136,498

Operating profit (loss)(2) 2,079      3,772      (479)    (965)       4,407
interest expense          (1,479)    (1,102)     (164)    (300)      (3,045)
Income (loss) before
  income taxes and
  extraordinary loss         600      2,670      (643)  (1,265)       1,362

Depreciation               4,562      2,898       415      166        8,041
Equity in losses of
 joint ventures               --        (56)   (1,155)      --       (1,211)
Investment in joint ventures 100        112    (6,655)      --       (6,443)
Segment assets (4)        64,443     52,437     6,922   11,705      135,507
Expenditures for
  segment assets           6,485      4,153     1,002      822       12,462


(1) Amounts are principally revenues from external customers. Intersegment revenues and interest revenues were insignificant. Sales to any single customer did not exceed 10% of consolidated revenues. Revenues attributed to foreign countries were $3.1 million, $4.3 million and $3.4 million, respectively, in 1999, 1998 and 1997. Foreign sales are attributed to countries based on the location of the customer.
(2) "Operating profit (loss)" is total revenues less all expenses except allocated interest expenses and income taxes. Operating profit (loss) included in "Other" is primarily unallocated corporate expenses.
(3) Resort includes gains on land sales of $370,000 in 1998 and $4.2 million in 1997. Commercial & Property includes gains on land sales of $223,000 in 1999, $221,000 in 1998 and $1 million in 1997.
(4) Segment assets are located in the United States, primarily Maui. Other assets are corporate and non-segment assets.



COMMON STOCK

     A dividend of $.125 per share was paid in March of 1999.
The Company did not declare any dividends in 1998. The declaration and payment of cash dividends are restricted by the terms of borrowing arrangements to 30% of prior year's net income.
     At February 3, 2000, there were 357 shareholders of record. On May 1, 1998, the Company effected a four-for-one split of its common stock. All references to the number of shares of common stock and per share amounts have been restated to reflect the split. Also on May 1, 1998, the Company's common stock was listed and began trading on the American Stock Exchange under the symbol "MLP."
     Prior to May 1, 1998, the stock was traded over the counter nationally. The following chart reflects high and low sales prices after April 1998 and high and low bid prices as supplied by the National Quotation Bureau Incorporated for periods before May 1998. The quotes from the National Quotation Bureau reflect inter-dealer prices and do not include retail markup, markdown or commission and may not necessarily represent actual transactions.


                       First     Second    Third     Fourth
                      Quarter   Quarter   Quarter   Quarter

1999        High       $ 10      $ 15 7/8  $ 30 3/4  $ 21 3/4
            Low           9         9 7/8    15        17 3/8

1998        High         11 1/4    21 5/8    14 7/8    10 3/8
            Low          10 15/16  10 7/8     9 1/4     8 13/16


SELECTED FINANCIAL DATA

                          1999        1998     1997      1996      1995
                         (Dollars in Thousands Except Per Share Amounts)

FOR THE YEAR
Summary of Operations
 Revenues              $ 146,998 $ 143,711 $ 136,498 $ 136,335 $ 125,577
 Cost of goods sold       74,494    76,049    72,200    75,279    69,314
 Operating expenses       27,440    26,168    26,027    24,030    24,315
 Shipping and marketing   18,479    16,673    18,053    19,185    16,793
 General and
   administrative         16,408    15,094    14,600    14,507    15,160
 Equity in (earnings) losses
   of joint ventures         956     1,160     1,211       882    (4,001)
 Interest expense          1,834     3,039     3,045     3,575     7,021
 Income tax expense
   (credit)                2,717     1,188       499      (376)   (1,466)
 Income (loss) before
   extraordinary loss      4,670     4,340       863      (747)   (1,559)
 Extraordinary loss, net of
   income tax credit           --     (744)       --        --        --
 Net income (loss)         4,670     3,596       863      (747)   (1,559)

Per Common Share (1)
 Income (loss) before
   extraordinary loss        .65       .60       .12      (.10)     (.22)
 Extraordinary loss, net of
   income tax credit           --     (.10)       --        --        --
 Net income (loss)           .65       .50       .12      (.10)     (.22)

Other Data
 Cash dividends
    Amount                   899        --        --        90        --
    Per common share (1)    .125        --        --       .01        --
 Depreciation            $ 8,445 $   8,176 $   8,041 $   8,606 $  10,202
 Return on beginning
   stockholders' equity      7.5%      6.1%      1.5%    (1.3%)    (2.6%)
 Percent of net income (loss)
   to revenues               3.2%      2.5%       .6%     (.5%)    (1.2%)

AT YEAR END
Current assets less
 current liabilities (2) $12,924 $  18,985 $  20,283 $  19,467 $  23,428
Ratio of current assets
 to current liabilities (2)  1.5       2.1       2.2       2.2       2.8
Property, net of
 depreciation           $100,976   $ 89,921 $ 88,047  $ 86,610  $ 88,557
Total assets             153,387    136,247  135,507   132,851   137,085
Long-term debt and
 capital leases           25,497    23,592    29,435    28,898    36,227
Stockholders' equity
 Amount                   66,400    62,492    58,896    58,033    58,870
 Per common share (1)    $  9.23 $    8.69 $    8.19 $    8.07 $    8.19
Common shares
   outstanding (1)     7,195,800 7,188,500 7,188,500 7,188,500 7,188,500

(1) All references to the number of shares of common stock and per share amounts have been restated to reflect the four-for-one common stock split as of May 1, 1998.

(2) Current assets less current liabilities and ratio of current assets to current liabilities for 1999 decreased primarily because of increased accounts payable resulting from the high level of construction in progress at year-end.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

1999 vs. 1998

CONSOLIDATED
     The Company reported consolidated net income of $4.7 million for 1999 compared to $3.6 million for 1998. Higher net income in 1999 was due to improved results from all of the Company's business segments and to lower interest expense. In addition, net income for 1998 included an extraordinary loss of $744,000 (net of taxes) for the prepayment of $20 million of debt.
     General and administrative expenses for 1999 were higher than 1998 by 9% or $1.3 million. Included in 1999 are $1.1 million of deferred cost write-offs for consultants who were engaged to analyze and develop potential strategic plans for the Company. These costs were charged to expense in the second quarter of 1999 because of the then pending sale (now completed) of approximately 41% of the Company's outstanding shares by certain shareholders. Other components of the increased expense in 1999 were increased accruals for bonus incentives for the Company's non-bargaining personnel and a reserve for the Company's portion of costs of filtration of certain water wells on Maui (see Note 14 to Consolidated Financial Statements). Partially offsetting these increases were lower pension expense as a result of favorable investment experiences and lower expense for postretirement health and life insurance because of lower premium cost and a reduction in the number of covered employees.
     Interest expense was lower in 1999 by 40% compared to 1998 as a result of lower average borrowings and interest rates, and because of a greater amount of interest capitalized in 1999. Borrowings were lower in 1999 because a large part of the 1999 capital expenditures and other cash outflows for investing activities were funded by cash flows from operating activities. The higher amount of interest capitalized was largely due to commencing construction during 1999 of the Village Course Clubhouse and Kapalua Golf Academy.

PINEAPPLE
     Pineapple revenues decreased in 1999 by 3% or $3.1 million compared to 1998. Operating profit was $6.1 million in 1999 compared to $5.5 million in 1998. Lower revenues were due largely to a decline in case sales volume (the number of cases
sold) of canned pineapple.   Lower case sales volume can be
attributed in part to a planned reduction in the acreage planted to eliminate planting in unreliable fields with a history of low yields. The decrease in case volume also is attributable to a substantial increase in imports of canned pineapple into the United States during the second half of 1999. The decrease in revenues caused by lower sales volume was partially offset by higher average prices. Higher average prices in 1999 were largely the result of low inventories of imports at the beginning of the year, which kept prices firm through the first half of 1999. Competitive pressure on prices increased in the second half of 1999, reflecting the large increase in imports after May.
     Pineapple cost of sales decreased in 1999 by 4% or $2.8 million, largely as a function of the decrease in case sales volume. Average cost of sales per case of pineapple sold was higher in 1999, primarily because in 1998 there was a partial liquidation of LIFO inventories resulting in lower costs from prior years being included in cost of sales. Cost of sales for 1998 would have been higher by $1.6 million based on current production costs for 1998. Unit production cost in 1999 and 1998 were approximately the same.
     Lower shipping and selling costs in 1999, as a result of the reduction in case sales volume and decreased general and administrative costs, more than offset increased marketing expenses.
     Over the past several years companies in Central America and Southeast Asia have increased their plantings. Therefore, competition is expected to continue to intensify as more of these plantings reach maturity. Accordingly, case volume of imports of canned pineapple products into the U.S. is expected to increase in 2000.
     Antidumping duties were in effect on canned pineapple fruit imported from Thailand since mid-1995 as a result of an antidumping petition in 1994 to which the Company was a party.
In 1997, both the Company and the U.S. Department of Commerce
(DOC) appealed a November 1996 decision by the United States Court of International Trade (USCIT) regarding the appropriate method to allocate cost to canned pineapple. The USCIT decision required the DOC to recalculate the antidumping duties using accounting methods not normally used by Thai producers. The Company and the DOC believe this method understated the magnitude of canned pineapple dumping by Thai producers. In July 1999, the United States Court of Appeals for the Federal Circuit reversed the decision of the USCIT.
     The amount of duties on pineapple imports from Thailand is subject to annual administrative reviews by the DOC. Either the Company or the Thai producers may request these reviews. If the cost of production changes relative to the selling price of the product in the U.S., the duties would be adjusted. Some of the Thai pineapple companies have significantly reduced their antidumping duties through the annual review process. Present antidumping duties on imports of canned pineapple fruit from Thailand range from less than 1% up to 51%. The DOC has begun its fourth annual review and preliminary margins are expected to be announced in April 2000. A "Sunset Review" of the duties is scheduled to begin in summer 2000. The Company is not currently able to estimate when results of the Sunset Review will be available. For a continuation of existing duties, the Company must convince the U.S. International Trade Commission during the Sunset Review that elimination of the duties will potentially cause injury to the domestic industry. Elimination of the import duties could have a material adverse effect on the Company.
     The Company manufactures all of the cans that it uses to can pineapple at its Kahului cannery with tin-coated steel imported from Japan. During the last quarter of 1999, a United States steel company and certain labor unions filed an antidumping petition with the U.S. International Trade Commission claiming that the U.S. industry is materially injured by reason of imports of tin-coated and chromium-coated steel sheet from Japan that are allegedly sold in the United States at less than fair value. The U.S. Department of Commerce is presently conducting an antidumping investigation of imports of this product from Japan and a preliminary antidumping determination is expected in April 2000. The results of this investigation could potentially increase the Company's cost of canned pineapple production.

RESORT
     Kapalua Resort revenues (including operations and development) increased in 1999 by 14% or $6 million compared to 1998. Resort operating profit was $5.7 million in 1999 compared to $5.2 million in 1998. Approximately 30% of the revenue increase in 1999 was due to tournament operations fees received as a result of hosting the Mercedes Championships held in January of 1999. Costs and expenses to host the tournament more than offset the tournament operations fees and were charged primarily to marketing expense in 1999. In 1998, Kapalua did not host a major golf tournament; thus, the 1999 tournament expenses were the primary reason for the increase in Resort marketing expense in 1999.
     Revenue from the sale of real estate inventories increased by 3% in 1999 and the contribution to operating profit was $2.2 million in 1999 compared to $2.8 million in 1998. In the fourth quarter of 1999, construction and sale of fourteen single-family lots in Plantation Estates Phase II began. Construction is expected to be substantially completed in the first quarter of 2000 and, in 1999, the Company recognized profit on the percentage-of-completion method for the sales that closed prior to year-end. Sale of Resort real estate inventories in 1998 included a December 1998 sale of a 75-acre parcel in Plantation Estates Phase II.
     Revenues from the Resort golf operations increased by 8%, merchandise sales increased by 16%, income from The Kapalua Villas rental program increased by 20% and income from lease rents increased by 58%. A large part of the increase in lease rent income is attributable to recognizing lease rents from The Ritz Carlton, Kapalua Hotel as of January 1, 1999. The Company did not recognize revenue from that ground lease since December 31, 1995, as a result of an agreement to offset lease rents against a previous loan from the partnership that originally owned the hotel. As of January 1, 1999, the remaining loan balance was canceled. For accounting purposes, the loan was written off against the related off site improvements in 1995.
In addition to these lease rents, revenue increased in 1999 because of increased hotel room occupancies throughout the Resort and at The Kapalua Villas, as well as higher room rates at The Kapalua Villas, an increase in paid rounds of golf and higher green fees and cart fees.

COMMERCIAL & PROPERTY
     Revenue from Commercial & Property was $4.4 million in 1999 compared to $4.1 million in 1998. Gains from land sales of $223,000 in 1999 were comparable to 1998. The segment produced an operating loss of $454,000 in 1999 compared to $1.1 million in 1998. The primary reason for the lower operating loss was a reduction in the loss from Kaahumanu Center. The Company's equity in losses of Kaahumanu Center Associates was $900,000 in 1999 or $340,000 less than 1998. Improved results from Kaahumanu Center primarily reflect increased rental revenues because of an increase in the percentage of space occupied and higher sales reported by the tenants, higher recoveries of common area costs and lower expense for bad debts.

1998 vs. 1997

CONSOLIDATED
     The Company reported consolidated net income of $3.6 million for 1998 compared to $863,000 for 1997. The increase in net income for 1998 resulted from higher operating profits from Pineapple and Kapalua Resort operations that more than offset lower results from the Commercial & Property segment. In December of 1998, the Company retired $20 million of 8.86% senior unsecured notes. The prepayment penalty of $1.2 million was accounted for as an extraordinary loss of $744,000 (net of income tax credit of $456,000).
     General and administrative expenses increased by 3% in 1998 compared to 1997. The increase primarily was due to higher expense for postretirement health and life insurance benefits because of a .5% discount rate reduction as of December 31, 1997, accruals for incentive awards for the Company's non-bargaining salaried personnel and charges for an enhanced early retirement package offered to employees in the Pineapple and Corporate divisions. The increase in expense in these categories was partially offset by lower expenses in the land management area and reductions in insurance costs.
     Interest expense in 1998 was comparable to 1997.

PINEAPPLE
     Pineapple revenues of $97.7 million in 1998 increased $6.8 million over 1997. This increase was due to higher case sales volume (the number of cases sold) of canned pineapple and to higher average prices. Higher prices and case sales volume was attributed to a reduction in the volume of imports of canned pineapple into the United States that began during the fourth quarter of 1998. A change in the product mix sold (fruit, juice, concentrate) and a higher volume of fresh product sales accounted for most of the remaining revenue increase. Operating profit was $5.5 million in 1998 compared to $2.1 million in 1997.
     Pineapple cost of sales increased as a result of higher sales volume. However, the average cost per case decreased in 1998 compared to 1997. In 1998, a partial liquidation of LIFO inventories resulted in lower costs from prior years being included in cost of sales. Cost of sales would have been higher by $1,636,000 based on current production costs for 1998. Per unit production costs were slightly lower in 1998 compared to 1997 as a result of improved recoveries (the amount of saleable product per ton of fruit processed), reduction of personnel costs through an early retirement program, job consolidations and other production efficiencies.
     Shipping and selling costs were higher in 1998 compared to 1997 due to higher volume of cases sold and increases in warehousing and transportation costs.

RESORT
     Revenues from the Kapalua Resort (including operations and development) were $41.9 million in 1998 compared to $40.3 million in 1997. Resort operating profit was $5.2 million in 1998 compared to $3.8 million in 1997. Operating profit for 1998 included $3.2 million from the sale of real estate inventory and gain from land sales at the Resort. In December of 1998, a 75-acre parcel in Plantation Estates Phase II was sold, which contributed $5.3 million to revenues and $2.8 million to Resort operating profit. This large parcel, originally planned for 26 lots, was consolidated by the buyer into a single lot for family use that may be subdivided into a maximum of eight lots. In 1997, the sale of a 50% interest in a 12-acre beachfront parcel at Kapalua contributed $4.2 million to Resort revenues and operating profit.
     Excluding sales of real estate inventory and gains from land sales, Resort operating profit was $2 million in 1998 compared to an operating loss of $452,000 in 1997. The improved results were partially due to the re-opening of The Kapalua Bay Hotel, which was closed during part of 1997. Ground rents for the hotel were suspended until September of 1997 while restoration work took place. In 1998, revenues from commercial leases increased by 23%.
     Revenues from Resort golf operations increased by 6% in 1998 due to an increase in the number of paid rounds and higher average rates for green and cart fees. Gross rental income and management fees from The Kapalua Villas rental program increased by 12% in 1998 as a result of higher occupancies and higher average room rates. Kapalua Realty contributed a 62% increase in commission revenues. Merchandise sales declined in 1998 by 2% compared to 1997.
     Marketing expenses were lower in 1998 compared to 1997 primarily because Kapalua did not host a major golf tournament in 1998. Cost of sales was lower in 1998 as a result of the lower volume of merchandise sales. Increases in other operating and administrative expenses offset these reductions. However, overall expenses for 1998 exceeded 1997 by less than 1%.

COMMERCIAL & PROPERTY
     Revenues from Commercial & Property were $4.1 million in 1998 compared to $5.1 million in 1997. This segment produced an operating loss of $1.1 million in 1998 compared to $479,000 in 1997. The reduction in revenue and the increase in operating loss were principally due to a decrease in land sales attributable to this segment. Land sales contributed gains of $221,000 in 1998 compared to $1 million in 1997.
     Costs and expenses for this segment were $5.2 million in 1998 compared to $5.5 million in 1997. Lower expense in 1998 was due primarily to lower insurance and other costs for land management. The Company's equity in losses of Kaahumanu Center Associates was $1,240,000 in 1998 compared to $1,155,000 in 1997.
The increase in the loss reflects reductions in minimum rents and lower recoveries of common area costs from tenants.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1999, the Company's total debt, including capital leases, was $28.6 million, an increase of $2.2 million from year-end 1998. Unused short- and long-term credit lines available to the Company at December 31, 1999 totaled $31.7 million. Due to the seasonal nature of the Company's pineapple operations, the timing of construction and sales of Resort real estate projects and the level of planned capital expenditures for 2000, the debt level is expected to increase and peak during the third quarter of 2000. The credit facilities currently available to the Company are estimated to be adequate to cover the planned capital expenditures and seasonal cash requirements.
     Resort capital expenditures are expected to be $9.8 million in 2000. This amount includes $6.3 million for completion of The Village Course Clubhouse and Kapalua Golf Academy and approximately $2.5 million for replacement of existing equipment and facilities. Pineapple capital expenditures are expected to be $13.4 million in 2000 of which approximately $5.2 million is for the replacement of existing equipment and facilities. Approximately $3.9 million has been allocated to secure additional land and water resources on Maui for farming and $1.5 million is budgeted to be spent in 2000 on a project to replace the information systems used by the pineapple and corporate divisions. Approximately $700,000 will be expended in 2000 to complete a new water well for the Company's Haliimaile plantation.
     At December 31, 1999, the Company was in violation of the minimum current ratio requirement for its $30 million revolving credit line and development facility. The lenders subsequently waived the violation with respect to year-end 1999. The Company believes that the conditions that caused the violation will be different in the future. For example, at year-end 1999 accounts payable related to capital expenditures were exceptionally high. The Company's credit facilities available at year-end 1999 were more than adequate to liquidate these current liabilities with long-term debt; however, the timing of the progress billings did not allow for payment prior to year-end. In 2000, the Company expects progress billings to be submitted on a more timely basis and to be paid with long-term debt. In addition, at year-end 1999, the Company's current liabilities included approximately $3.3 million of deferred revenue, primarily representing proceeds received on closed sales in Plantation Estates Phase II, in excess of revenue recognized in 1999 on the percentage-of-completion method. The cash proceeds from such sales, which were not immediately required to complete the improvements were used to reduce long-term debt. The deferred revenue relating to this project is expected to be realized as income in the first quarter of 2000. The Company's financial projections for 2000, which reflect the aforementioned differences in conditions, indicate that the Company should be in compliance with this working capital covenant throughout 2000.
     The Company, as a partner in various partnerships, may under particular circumstances be called upon to make additional capital contributions (see Note 3 to Consolidated Financial Statements).

IMPACT OF INFLATION AND CHANGING PRICES
     The Company uses the LIFO method of accounting for its pineapple inventories. Under this method, the cost of products sold approximates current cost and during periods of rising prices the ending inventory is reflected at an amount below current cost. The replacement cost of pineapple inventory was $21 million at December 31, 1999, which was $11 million more than the amount reflected in the financial statements.
     Most of the land owned by the Company was acquired from 1911 to 1932 and is carried at cost. A small portion of "Real Estate Held for Sale" represents land cost. Replacements and additions to the Pineapple operations occur every year and some of the assets presently in use were placed in service in 1934. At Kapalua, some of the fixed assets were constructed and placed in service in the mid-to-late 1970s. Depreciation expense would be considerably higher if fixed assets were stated at current cost.

YEAR 2000
     The Company encountered no significant date-related problems when the year 2000 began. The Company anticipates that its Information Services personnel will spend approximately 5% of their time in 2000 to monitor business critical systems for any date-related problems that may occur during the year and through year-end 2000. No material future expenditures have been identified.

MARKET RISK
     The Company's primary market risk exposure with regard to financial instruments is to changes in interest rates. The Company manages this risk by monitoring interest rates and future cash requirements and evaluating opportunities to refinance borrowings at various maturities and interest rates. At December 31, 1999, 80% of the Company's short- and long-term borrowing commitments carried interest rates that were periodically adjustable to the prime rate, a Federal Farm Credit Bank index rate or to a LIBOR rate and 20% carried interest at fixed rates. Based on debt outstanding at the end of 1999, a hypothetical 100 basis point increase in interest rates would result in a reduction to annual pretax income of approximately $120,000. A hypothetical decrease in interest rates of 100 basis points would increase the fair value of the Company's long-term debt by approximately $319,000. At December 31, 1999, the carrying value of the Company's long-term debt exceeded the fair value by approximately $792,000 as a result of a general increase in quoted interest rates.

FORWARD-LOOKING STATEMENTS
     The Company's Annual Report to Shareholders contains forward-looking statements (within the meaning of Private Securities Litigation Reform Act of 1995) as to the future of new products and new business development, distribution of pineapple under the Royal Coast label, future cost reductions in pineapple operations, the volume of imports of canned pineapple into the United States, results of the Department of Commerce fourth annual review of antidumping duties on canned pineapple fruit, success of The Village Course Clubhouse and Kapalua Golf Academy, and development and sale of condominiums comprising The Coconut Grove on Kapalua Bay, completion of development of Plantation Estates Phase II, obtaining final subdivision approval, zoning change and Community Plan amendment for and presales of Site 19, and 2000 projections of working capital. In addition, from time to time, the Company may publish forward-looking statements as to those matters or other aspects of the Company's anticipated financial performance, business prospects, new products, marketing initiatives, or similar matters.
     Forward-looking statements contained in the Annual Report to Shareholders or otherwise made by the Company are subject to numerous factors (in addition to those otherwise noted in the Company's Annual Report or in its filings with the Securities and Exchange Commission) that could cause the Company's actual results and experience to differ materially from expectations expressed by the Company. Factors that might cause such differences, among others, include (1) changes in domestic, foreign or local economic conditions that affect availability or cost of funds, or the number, length of stay or expenditure levels of eastbound or westbound visitors, or agricultural production and transportation costs of the Company and its competitors, or Maui retail or real estate activity; (2) the effect of weather conditions on agricultural operations of the Company and its competitors; (3) the success of the Company in obtaining land use entitlements and timely resolution of contested case proceedings or other actions that could delay or prevent the Company's development activities or public projects that may affect its operations; (4) the possibility of an unfavorable outcome in the "Sunset Review" of antidumping duties;
(5) events in the airline industry affecting passenger or freight capacity or cost; (6) possible shifts in market demand; (7) the impact of competing products, competing resort destinations, and competitors' pricing; and (8) the possibility of an unfavorable outcome in the antidumping investigation of imports of tin-coated steel from Japan.

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

Vice President/Land Management & Development
Warren A. Suzuki

Treasurer
Darryl Y. H. Chai

Secretary
Adele H. Sumida

Controller & Assistant Treasurer
Ted L. Proctor



Directors

Richard H. Cameron--Chairman
Private Investor

Daniel H. Case
Chairman of the Board
Case Bigelow & Lombardi

David A. Heenan
Trustee
The Estate of James Campbell

Randolph G. Moore
Chief Executive Officer
Kaneohe Ranch

Claire C. Sanford
Co-owner
Top Dog Studio

Fred E. Trotter III
President
F. E. Trotter, Inc.

Mary C. Sanford-Director Emeritus
Retired Chairman of the Board
Maui Publishing Company, Ltd.


Compensation Committee

Fred E. Trotter III--Chairman
Richard H. Cameron
Daniel H. Case
David A. Heenan
Randolph G. Moore
Claire C. Sanford
Mary C. Sanford


Audit Committee

Randolph G. Moore-Chairman
David A. Heenan
Fred E. Trotter III



PRINCIPAL SUBSIDIARIES

MAUI PINEAPPLE COMPANY, LTD.

Officers

President & Chief Executive Officer
Douglas R. Schenk

Executive Vice President/Sales & Marketing
James B. McCann

Executive Vice President/Finance
Paul J. Meyer

Vice President/Cannery
Eduardo E. Chenchin

Vice President/Plantations
L. Douglas MacCluer

Treasurer
Darryl Y. H. Chai

Secretary
Adele H. Sumida

Controller
Stacey M. Jio

Assistant Treasurer
Ted L. Proctor

Directors

Richard H. Cameron-- Chairman
Daniel H. Case
Gary L. Gifford
David A. Heenan
Paul J. Meyer
Randolph G. Moore
Claire C. Sanford
Douglas R. Schenk
Fred E. Trotter III
Mary C. Sanford-Director Emeritus


KAPALUA LAND COMPANY, LTD.

Officers

President & Chief Executive Officer
Donald A. Young

Executive Vice President/Finance
Paul J. Meyer

Vice President/Marketing
Kim D. Carpenter

Vice President/Administration
Caroline P. Egli

Vice President/Development
Robert M. McNatt

Vice President/Resort Operations
Gary M. Planos

Treasurer
Darryl Y. H. Chai

Secretary
Adele H. Sumida

Controller
Russell E. Johnson

Assistant Treasurer
Ted L. Proctor

Directors

Richard H. Cameron-- Chairman
Daniel H. Case
Gary L. Gifford
David A. Heenan
Paul J. Meyer
Randolph G. Moore
Claire C. Sanford
Fred E. Trotter III
Donald A. Young
Mary C. Sanford--Director Emeritus