Form 10-K, Exhibit 13
period 2000-12-31
MAUI LAND & PINEAPPLE CO INC
filed 2001-03-23
CIK 63330

MAUI LAND & PINEAPPLE COMPANY, INC
ANNUAL REPORT
2000

CONTENTS

Letter to Shareholders                                          2
Pineapple                                                       4
Resort                                                          5
Commercial & Property                                           6
Independent Auditors' Report                                    7
Consolidated Balance Sheets                                     8
Consolidated Statements of Operations and Retained Earnings    10
Consolidated Statements of Comprehensive Income                10
Consolidated Statements of Cash Flows                          11
Notes to Consolidated Financial Statements                     12
Quarterly Earnings                                             19
Common Stock                                                   19
Selected Financial Data                                        20
Management's Discussion and Analysis of
  Financial Condition and Results of Operations                21
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

     The Company owns approximately 28,600 acres of land on the island of Maui, of which about 8,400 acres are used directly or indirectly in the Company's operations. The Company employed approximately 1,890 people in 2000 on a year-round or seasonal basis.

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

     Kapalua Land Company, Ltd. is the development and operating subsidiary for the Kapalua Resort. The Kapalua Resort is a master-planned, golf resort community on Maui's northwest coast. The property encompasses 1,650 acres bordering the ocean with three white sand beaches.

     Commercial & Property includes the operations of various properties, including Kaahumanu Center, the largest retail and entertainment center on Maui. It also includes the Company's land entitlement and management activities and land sales that are not part of the Kapalua Resort.




On the cover:  The Village Clubhouse at Kapalua Resort opened in
August 2000.




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



Printed in Hawaii

10-K REPORT
Shareholders who wish to receive, free of charge, a copy of the Company's 10-K Report to the Securities and Exchange Commission
(excluding certain exhibits) may write to:

     Corporate Secretary
     Maui Land & Pineapple Company, Inc.
     P. O. Box 187
     Kahului, Hawaii 96733-6687


OFFICES
Corporate Offices                    Pineapple Marketing Office

Maui Land & Pineapple Company, Inc.  Maui Pineapple Company, Ltd.
P. O. Box 187                        P. O. Box 4003
Kahului, Hawaii  96733-6687          Concord, California  94524-4003
Telephone:  808-877-3351             Telephone:  925-798-0240
Fax:  808-871-0953                   Fax:  925-798-0252
www.mauiland.com

Maui Pineapple Company, Ltd.
P. O. Box 187
Kahului, Hawaii  96733-6687
Telephone:  808-877-3351
Fax:  808-871-0953
www.pineapplehawaii.com

Kapalua Land Company, Ltd.
1000 Kapalua Drive
Kapalua, Hawaii  96761-9028
Telephone:  808-669-5622
Fax:  808-669-5454
www.kapaluamaui.com

Kaahumanu Center
275 Kaahumanu Avenue
Kahului, Hawaii   96732-1612
Telephone:  808-877-3369
Fax:  808-877-5992
www.kaahumanu.net

Transfer Agent & Registrar           	Independent Auditors

Mellon Investor Services LLC         	Deloitte & Touche LLP
P. O. Box 3315                       	1132 Bishop Street, Suite 1200
South Hackensack, New Jersey 07606-1915   Honolulu, Hawaii 96813-2870
Telephone:  800-356-2017             	Telephone:  808-543-0700
www.mellon-investor.com


MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
FINANCIAL HIGHLIGHTS

                                      2000           1999         1998
                             (Dollars in Thousands Except Per Share Amounts)

REVENUES
  Pineapple                      $   85,892     $   94,535     $ 97,658
  Resort                             50,262         47,950       41,929
  Commercial & Property               5,043          4,381        4,087
  Corporate                             286            132           37

Total                               141,483        146,998      143,711

NET INCOME                              452          4,670        3,596

NET INCOME PER COMMON SHARE      $      .06     $      .65     $    .50

AVERAGE COMMON
  SHARES OUTSTANDING              7,195,800      7,188,840    7,188,500

TOTAL ASSETS                     $  169,951     $  153,387     $136,247

CURRENT RATIO                           1.7            1.5          2.1

LONG-TERM DEBT and
  CAPITAL LEASES                 $   41,012     $   25,497     $ 23,592

STOCKHOLDERS' EQUITY                 65,922         66,400       62,492

STOCKHOLDERS' EQUITY PER
  COMMON SHARE                   $     9.16     $     9.23     $   8.69

EMPLOYEES                             1,890          2,040        2,030


TO OUR SHAREHOLDERS and EMPLOYEES:


     We are disappointed to report that net income fell from $4,670,000 in 1999 to $452,000 in 2000. While substantial progress in terms of profit contribution was made in the Resort division, extremely competitive market conditions in the United States for canned pineapple products resulted in a dramatically lower profit contribution from the Pineapple division. Our strategic focus remains on improving the level of consistent profitability, particularly from the cyclical Pineapple segment. Our goal for the Company remains to produce a 10% to 15% return on equity.

     Net income for 2000 includes a $2 million pre-tax profit contribution from the sale of single family home lots in Plantation Estates Phase II at Kapalua. Land sales and development activity contributed approximately $1.3 million to net income in 2000 and $1.5 million in 1999. Cash provided by operating activities decreased by $16.8 million from $18.5 million in 1999 to $1.7 million in 2000. The decrease in cash flow from operations on a year-to-year basis is attributable to lower operating results and cash flow in the Pineapple division. Investment in property, plant and equipment was approximately $18.2 million in both 1999 and 2000, and the Company's total debt, including capital leases, increased by $16 million, from $28.6 million in 1999 to $44.5 million in 2000. As a result, interest expense increased substantially, from $1.8 million in 1999 to $3.1 million in 2000. Interest of approximately $643,000 in 1999 and $840,000 in 2000 was capitalized in connection with construction projects, such as the Village Clubhouse and Kapalua Golf Academy project. Interest expense in 2000 also increased because of higher average interest rates on the Company's debt.

     The Company's Pineapple division reported an operating loss of $2.9 million in 2000, a $9 million reduction from the 1999 operating profit of $6.1 million. Sales volume in cases sold declined primarily due to a high level of imported canned pineapple products entering the retail stores in 2000 and highly competitive market conditions. Contributing to the operating loss for the year was a lower average per case sales price for canned pineapple products due to the same competitive conditions. Also contributing to the Pineapple operating loss in 2000 was the effect of very low rainfall experienced over the last several years. Lower rainfall had the effect of reducing the quality of fruit processed in the cannery and, as a result, the recovery of finished goods per ton of fresh pineapple was lower in 2000 than in 1999. We were pleased with the increase in sales volume of fresh whole pineapple and fresh cut pineapple products. The increases in fresh sales volume were, however, more than offset by the reduction in canned pineapple sales.

     Next week, we will present testimony to the U.S. International Trade Commission in support of a five-year renewal of anti-dumping duties on canned pineapple fruit imported from Thailand into the United States. These duties have been in effect for the last five years and are an important element in the future profitability and success of the Company's canned pineapple business. The decision of the Commission on whether to renew the tariffs for another five years should be made by mid-year.

     In addition to cost reduction, a major element of strategic planning for the Pineapple division is to diversify its revenue sources by development of new and higher margin products. Considerable success has been realized in the development and sale of fresh cut pineapple in various container sizes and fruit configurations. Further market penetration and sales volume must be achieved before the product line makes a major profit contribution. Sales of single strength pineapple juice packed in 64 ounce plastic containers grew to significant levels in 2000. Distribution was limited to the California market and, hopefully, will increase as distribution to other market areas is achieved.

     The contribution from the Resort division increased substantially in 2000. Operating profit of $7.8 million was up 36% over the operating profit of $5.7 million in 1999. Almost all of the improvement in contribution was realized as a result of better performance from Resort operations. The Resort continued to benefit from a healthy U.S. economy for most of the year, high consumer confidence levels and a record year for the Hawaii visitor industry with over 7 million visitors and a statewide increase in occupancy in 2000 of 7%. The Kapalua Resort experienced significantly higher occupancy and average room rates in 2000 compared to 1999. The island of Maui continued to benefit from a strong appeal to visitors from the mainland, an important factor in the operating performance at Kapalua. Another important element of the Resort's performance is the recognition provided by the Mercedes Championships Golf Tournament, which was held again in January. This nationally televised event featuring tournament champions from the 2000 PGA tour provides an extraordinary level of market exposure for the Kapalua Resort. It is very important to the Company and the continued success of the Kapalua Resort that Maui's infrastructure issues, particularly adequacy of highways and roads, be addressed in a positive manner in the near term. For this purpose, we will continue to urge the State and County governments to address the deficiencies.

     The Resort made substantial progress in improving the quality of its guest experience in 2000. Completion of the Village Clubhouse and Kapalua Golf Academy at a cost of over $16 million represents a major improvement in the golf operation. We believe that the commitment to providing a quality guest experience results in increased value and return to the Company over the long term. The appeal of the Resort as a residential community was demonstrated in the last year by the level of sales of residential real estate. Coconut Grove on Kapalua Bay is the first condominium project undertaken at Kapalua since the early 1980s. The project is completely sold and the first of the finished condominiums is expected to be delivered to the buyers in the second quarter of this year. To date, 16 of 31 single family homesites in Pineapple Hill Estates have been sold. Construction commenced in March 2001 and this project is expected to be completed in the fourth quarter of this year.

     The recent slowing of economic activity in the United States and dramatic drop in consumer confidence levels appear to have had a negative impact on the pace of advanced hotel reservations in Hawaii and in the pace of real estate sales. As a result, the contribution from Resort operations may be somewhat lower in 2001. The contribution provided by development activities at the Kapalua Resort should, however, be substantially higher due to recognition of profit from the two real estate projects mentioned above.

     The Commercial & Property division posted modestly improved results in 2000. The operating loss of $441,000 was $13,000 better than the operating loss incurred in 1999. Merchandise sales at Kaahumanu Center, Maui's largest shopping center, increased by approximately 6% over 1999 levels. Continued improvement in the general economy of Maui led by higher occupancy and rates in the visitor industry and construction activity continue to have a positive impact. The opening of two new shopping centers, located at Wailea and in Kihei, and the expected opening of two major new retailers, Home Depot and Walmart, are expected to worsen the current oversupply of retail space. As a result, we expect the highly competitive retail business environment to continue. Sales at Napili Plaza increased in 2000 by approximately 7%, but contribution to net income remained about the same as 1999.

     At its meeting on March 7, 2001, the Company's Board of Directors received the resignation of Mr. Daniel H. Case as a director and approved his appointment as a director emeritus. Concurrently, the board unanimously appointed Mr. John H. Agee as director to fill the unexpired term of Mr. Case. We welcome Mr. Agee to the board and believe, with his extensive experience, he will make significant contributions. We are very pleased to continue to have the benefit of continued participation by Mr. Case as a director emeritus.

     The business climate for the Pineapple division will continue to be difficult in 2001. The oversupply of canned pineapple products in the market should persist due to the high level of imports. While the economic environment for the Resort division likely will not be as favorable as 2000, we believe the Resort will continue to make a significant contribution.

     While not demonstrated by 2000 financial performance, we believe progress has been made in enhancing the long-term value of the Company's assets and in moving toward the Company's financial goal of a consistent higher level of profitability.

     Thank you for your continued support and for your commitment to the Company's success.




/S/ RICHARD H. CAMERON
Richard H. Cameron
Chairman


/S/ GARY L. GIFFORD
Gary L. Gifford
President & CEO

March 7, 2001




PINEAPPLE

     The Pineapple division reported an operating loss in 2000, before allocated interest and income taxes, of $2.9 million compared to an operating profit in 1999 of $6.1 million.

     Pineapple revenue for 2000 was $85.9 million, down 9% from 1999 revenue of $94.5 million. Canned pineapple produced 86% of the total revenue and overall case volume decreased 9% compared to 1999. Case sales volume of grocery and institutional fruit, the largest and third largest categories within the canned fruit product line, decreased by 22% and 15%, respectively, from 1999 levels. Juice case sales volume increased overall by 2%. The introduction of pineapple juice in 64 ounce plastic bottles (commonly called "PET") into the California market contributed to the increase in juice case sales volume. Concentrate case sales volume was down 76% in 2000 compared to 1999 as the company shifted product to more profitable lines.

     The decline in canned fruit case sales volume in 2000 is mainly due to a 39% increase in pineapple imports in 1999 versus 1998 that acted to suppress market pricing as much of this product came into retail stores in 2000. The suppression of market pricing in 2000 was particularly true of the national brands as they fought to recapture lost share caused by shortage of product from 1998 through mid-1999. In addition, Y2K concerns resulted in consumer pantry-loading in the last quarter of 1999 and in lower purchases of canned food products in early 2000 as consumers worked through their household inventory.

     In 2000, a reduction in unit values of imports also put severe downward pricing pressure on the U.S. market, the company's primary market. Although the case volume of imports decreased in 2000, the total average unit value for imports of canned pineapple and pineapple juice concentrate also decreased 17% and 29%, respectively. Case volume of canned pineapple imports into the United States were down 9% through November 2000 versus 1999 with most of the decrease reflecting a 32% decline in imports from Thailand. The decrease in import case volume appears to be a result of antidumping duties on canned pineapple fruit imported from Thailand. We believe that the reduction in import case volume, combined with the decline in unit values, is reflective of a general decrease in demand for canned fruits.

     Fresh whole pineapple net sales for 2000 were 8% higher than 1999 sales and tons sold were up 8% from 1999. Sales of Jet Fresh pineapple, the company's largest fresh fruit category, surged in the fourth quarter and ended the year with a 12% increase over 1999. Maui sales of fresh whole pineapple also were strong with case sales up 17% over 1999.

     Although a small part of the overall volume, fresh cut pineapple case sales volume increased by 73%. This increase was important to the company as the product continues to get a favorable reaction from retailers and we further expand distribution of fresh cut pineapple on the West Coast.

     The pineapple crop on Maui experienced another prolonged drought in 2000. Rainfall at every key rain gauge station on the Haliimaile and Honolua plantations was once again recorded at levels below the five-year historical average. This was the sixth consecutive year of dry weather conditions. The most stressed areas were in the Kula and Omaopio fields of the Haliimaile farm. The new Haliimaile well and the irrigation systems on both plantations were used at maximum capacity available to mitigate effects of the drought, resulting in higher than expected irrigation costs.

     Total tonnage of pineapple harvested in 2000 was below 1999 levels, partially because of dry conditions, but more so due to a planned reduction in the company's plantings in less productive fields. While tonnage is expected to be lower in the future, we anticipate a reduction in cost of production and improvement in the quality of our fruit. Fruit and juice recovery in 2000 were below 1999 levels due to less than favorable weather conditions and smaller than normal fruit size in part due to higher tonnage from ratoon fields. Total production costs increased significantly in 2000 due to price increases in steel, fiber, fuel, fertilizer and water.

     In 2000, the company was successful in obtaining an exclusion from the 95% antidumping duties levied against our steel supplier from Japan. Because of this, we expect to have lower steel costs in 2001.

     Antidumping duties were in effect on canned pineapple from Thailand throughout 2000. The U.S. Department of Commerce concluded the fourth annual review of these tariffs and determined that all Thai pineapple companies reviewed continued to dump, but overall the dumping margins were lower than those currently being assessed. A "Sunset Review" of antidumping duties on imports of canned pineapple is now in progress. The Department of Commerce determined that the revocation of the antidumping duty on canned pineapple from Thailand would likely result in continued dumping by these companies. The International Trade Commission (ITC) is expected to determine by mid-year 2001 whether the domestic industry will be injured again if these duties are removed. If the ITC decision is affirmative, the duties will stay in place until the next "Sunset Review" in five years.

     A new federal law was passed in 2000 that provides for the distribution of all antidumping and countervailing duties collected by U.S. Customs to the injured U.S. companies. The ITC has listed Maui Pineapple Company, Ltd. as qualifying for the distribution of antidumping duties. Until regulations and procedures to administer this new law are written, the company is unable to estimate the amount or timing of the potential distribution.

     In 2000, extensive progress was made with new products, both in the fresh cut and canned categories. We expect to test market several of these new products in 2001. Our emphasis on fresh fruit will continue through 2001.

     We expect 2001 will be a challenging year as we proceed with expanding and improving our business.




RESORT

     Overall, 2000 was a very good year for the resort division with record profits from ongoing operations and the fourth consecutive year of improved total profits. For 2000, operating profit before allocated interest and taxes totaled $7.8 million compared with $5.7 million in 1999.

     Kapalua resort operations benefited from a positive external business environment in 2000. Hawaii's visitor industry achieved a record number of visitors to the State, resort real estate demand continued to grow and Hawaii's economy finally began to show improvement. These trends were fueled primarily from the strength of the U.S. economy and were seen throughout the State, including the island of Maui.

     Maui again led all islands with an annual hotel occupancy in 2000 of 80.1% and an increase of almost 13% in revenue per available room. Kapalua resort continued to show significant increased demand reflected in a 4% gain in occupancy and a 16% increase in revenue per available room.

     Profits from resort operations increased almost 36% and accounted for most of the total resort division profit in 2000.
All major revenue segments of golf, villas, retail and leasing showed significant growth with a 12% gain in total gross revenue. In addition to the increase in occupancy, our operations benefited from the opening of the Kapalua Golf Academy (January) and new Village Clubhouse (August). In total, this development represents a major investment of over $16 million and is a key foundation for the future Central Resort development and our strategic positioning as one of the world's finest resort golf communities.

     In September 2000, Marriott International purchased The Ritz-Carlton Kapalua hotel from Nissho Iwai for $144 million. After securing a long-term hotel management contract for Ritz-Carlton, Marriott sold the hotel in February 2001 at approximately the same price to Capital Hotel Investments LLC, a joint venture between Marriott International and affiliates of Blackacre Capital
Management LLC.   The sale provides assurance for the long-term
management of the hotel by Ritz-Carlton with no significant changes to our ground lease.

     Resort development also showed substantial progress in 2000, but most of the financial impact will be recognized in 2001. Resort real estate trends continued to demonstrate strong gains through year-end with a 33% increase in total resale volume on Maui. Kapalua led Maui resorts with an increase of 154% in total resale dollar volume, mostly from the growth in luxury single-family home sales. Inventory of resort real estate available for resale is at record low levels, resulting in continued pricing
pressure.   This resale growth occurred despite significant new
product sales at Kapalua.

     Profit from resort development in 2000 was due mostly to the fourteen two-acre lots in Plantation Estates II. The last two lots closed escrow in the first quarter of 2000, but profits have been accounted for using the percentage-of-completion method, which resulted in profit recognition of $2 million in 2000.

     Significant progress has been made on The Coconut Grove on Kapalua Bay, the 36 luxury beachfront condominiums we are developing through a 50/50 partnership with Lend Lease Real Estate
Investment, Inc., owner of the Kapalua Bay Hotel.   All 36
exclusive residences are under binding contract for a total sales volume of $68.6 million. Profits will be recorded when title to the residences is delivered after construction is completed, which is now scheduled for the second quarter of 2001.

     In November 2000, we began sales of 31 half-acre custom lots in Pineapple Hill Estates. To date, escrow has closed on 16 lots with total sales prices of $10.2 million and two additional lots are under contract. Construction of the subdivision improvements is expected to begin in March 2001 and be completed by year end. Profits will be recorded on a percentage-of-completion method and should result in full profit recognition in 2001 for sales that have closed escrow.

     We are proceeding with design and entitlements of future resort development, including the Central Resort and additional residential opportunities in Project District 2, which primarily surrounds the Village Course.

     The Mercedes Championships continue to be an important feature of our marketing plan and strategic positioning for the Kapalua resort. The recently completed 2001 event was a great success highlighted by another dramatic finish on the last hole. Our winner, Jim Furyk, is a Kapalua property owner, having previously purchased a lot at Plantation Estates. With one year remaining on our initial contract with the PGA TOUR and Mercedes-Benz, we are optimistic that a four-year extension will be concluded in 2001.

     We anticipate 2001 will reflect significant development profits from The Coconut Grove on Kapalua Bay and Pineapple Hill Estates, but as with any development, this is subject to substantial timing and other normal development risks. Signs of concern are being expressed for both Hawaii's visitor industry and resort real estate market, reflecting the recent downturn and uncertainty of the U.S. economy. As a result, we believe 2001 will be a more difficult year for Kapalua resort operations. Despite this challenge in 2001, we are confident the resort division continues to be very well positioned for the future.


COMMERCIAL & PROPERTY

     The Commercial & Property business segment produced an operating loss, before allocation of interest and income taxes, of $441,000 in 2000 compared to a slightly higher operating loss of $454,000 in 1999. Revenue increased from $4.4 million in 1999 to $5.0 million in 2000.

     Joint venture losses at Kaahumanu Center, a 570,000 square foot regional mall in Kahului, increased from $1,800,000 in 1999 to $1,942,000 in 2000. Kaahumanu Center's revenue increased by 7% in 2000 and expenses increased by 15% compared to 1999. Higher minimum and percentage rents contributed to improved revenues. Factors that led to the increased expenses included higher repairs and maintenance, professional fees and payroll-related costs. The Company's share of these losses, together with management fees and other expenses, resulted in an operating loss of $207,000 compared to an operating loss of $468,000 in 1999. The reduction in the overall loss from Kaahumanu Center in 2000 was due to improved recoveries on the sale of electricity from the Company to Kaahumanu Center.

     Occupancy at Kaahumanu Center remained about the same as 1999. Several new merchants opened in 2000, including Hot Topic, Motherhood, Moondoggy's, Tahitian Pearl, First At Hemp, Maui Mudworks, Maui Waterwear and North Shore Break. Merchant sales at Kaahumanu Center increased over 6% compared to the prior year. In 2000, Kaahumanu Center formulated a plan to increase its marketing efforts. Key elements of the plan include modification of the name, a new logo and a new look for the center. This will be extended to numerous enhancements of signage, d,cor, graphics, entertainment and cultural heritage.

     Napili Plaza, the Company's 45,000 square foot community shopping center, showed a profit of $200,000 in 2000, which was very close to the results for 1999. New tenants included Cinemagic, Third Heaven, an expansion of Boss Frog Dive Shop and an architectural office. Merchant sales at Napili Plaza were up
almost 7% in 2000 compared to the previous year.   Both revenue and
expenses were up slightly for Napili Plaza in 2000 compared to 1999.

     Operating losses in other property-related and land management and development activities increased from $409,000 in 1999 to $491,000 in 2000. Gains from land sales decreased in 2000 by $148,000 from the prior year.

     In 2000, the Company obtained land use entitlement approvals from the County of Maui for approximately 11 acres of land within Haliimaile Village in Upcountry Maui. Of the 11 acres of Company-owned lands that were rezoned, approximately 2 acres were rezoned to Country Town Business District with the remaining 9 acres rezoned to Light Industrial District. In 1998, approximately 2.5 acres of Company-owned lands within Haliimaile Village were rezoned to County Town Business District. Planning work that commenced in 1999 for the business-commercial development of the initial 2.5 acres of land rezoned to Country Town Business District was amended to include the additional 11 acres of rezoned lands.

     The Maui Planning Commission, during a special meeting held November 27, 2000, granted approval of the Special Management Area Permit for the Company's Kapua Village Employee Subdivision in West Maui. The Special Management Area Permit is the final discretionary permit needed for the subdivision. Construction documents for infrastructure improvements for the subdivision were submitted to the governmental agencies for their initial review in December 2000. It is anticipated that work on the construction phase of the subdivision will commence sometime in 2001.

     In 2000, the Land Management & Development Division also initiated work on the conceptual development planning, evaluation of development alternatives and feasibility analysis for other
Company-owned lands.

     Overall in 2000, the Land Management & Development Division continued to work toward strategies, goals and objectives to more effectively and responsibly manage, plan and develop the Company's valuable land and water assets.




INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors of Maui Land & Pineapple Company,
Inc.:

     We have audited the accompanying consolidated balance sheets of Maui Land & Pineapple Company, Inc. and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Companies at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



/S/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Honolulu, Hawaii
February 1, 2001



MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2000 and 1999

                                                2000           1999
                                             (Dollars in Thousands)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                  $    351       $  2,657
  Accounts and notes receivable,
    less allowance of $1,028 and $783
    for doubtful accounts   			     16,032  	  15,098
  Inventories
    Pineapple products                         15,332          9,714
    Real estate held for sale                   1,592            577
    Merchandise, materials and supplies         7,332          6,634
  Prepaid expenses and other assets             5,498          4,779

  Total Current Assets                         46,137         39,459

INVESTMENTS AND OTHER ASSETS                   14,089         12,952

PROPERTY
  Land                                          4,940          4,737
  Land improvements                            56,013         46,062
  Buildings                                    58,529         50,317
  Machinery and equipment                     115,950        105,784
  Construction in progress                      6,745         18,058

  Total Property                              242,177        224,958
  Less accumulated depreciation               132,452        123,982

  Net Property                                109,725        100,976

TOTAL                                        $169,951       $153,387


                                                2000           1999
                                             (Dollars in Thousands)
LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable and current portion of
    long-term debt       			   $  3,120     $    2,792
  Current portion of capital lease
    obligations    					  388            264
  Trade accounts payable                        8,476         12,492
  Customers' deposits                           1,460          1,264
  Payroll and employee benefits                 4,484          4,662
  Deferred revenue                              8,102          3,365
  Other accrued liabilities                       803          1,696

  Total Current Liabilities                    26,833         26,535

LONG-TERM LIABILITIES
  Long-term debt                               40,330         25,077
  Capital lease obligations                       682            420
  Accrued retirement benefits                  23,575         23,204
  Accumulated losses of joint venture
    in excess of investment                     9,990          8,944
  Other noncurrent liabilities                  2,215          2,361

  Total Long-Term Liabilities                  76,792         60,006

MINORITY INTEREST IN SUBSIDIARY                   404            446

CONTINGENCIES AND COMMITMENTS

STOCKHOLDERS' EQUITY
  Common stock--no par value, 7,200,000 shares
    authorized, 7,195,800 shares issued
    and outstanding                            12,455         12,455
  Retained earnings                            53,498         53,945
  Accumulated other comprehensive loss            (31)            --

  Stockholders' Equity                         65,922         66,400

TOTAL                                        $169,951       $153,387

See Notes to Consolidated Financial Statements

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Years Ended December 31, 2000, 1999 and 1998


                                  2000           1999            1998
                           (Dollars in Thousands Except Per Share Amounts)
REVENUES
Net sales                       $103,194       $112,191       $113,391
Operating revenue                 36,908         33,982         29,123
Other income                       1,381            825          1,197

Total Revenues                   141,483        146,998        143,711

COSTS AND EXPENSES
Cost of goods sold                72,803         74,494         76,049
Operating expenses                30,169         27,440         26,168
Shipping and marketing            18,289         18,479         16,673
General and administrative        15,825         16,408         15,094
Equity in losses of joint ventures   972            956          1,160
Interest                           3,061          1,834          3,039

Total Costs and Expenses         141,119        139,611        138,183

INCOME BEFORE
  INCOME TAXES AND
  EXTRAORDINARY LOSS                 364          7,387          5,528

INCOME TAX EXPENSE (CREDIT)          (88)         2,717          1,188

INCOME BEFORE
  EXTRAORDINARY LOSS                 452          4,670          4,340

EXTRAORDINARY LOSS, NET OF
  INCOME TAX CREDIT OF $456           --             --           (744)

NET INCOME                           452          4,670          3,596

RETAINED EARNINGS,
  BEGINNING OF YEAR               53,945         50,174         46,578
CASH DIVIDENDS                       899            899             --

RETAINED EARNINGS, END OF YEAR    53,498         53,945         50,174

PER COMMON SHARE
  Income Before
    Extraordinary Loss               .06            .65            .60
  Extraordinary Loss,
    Net of Income Tax Credit          --             --           (.10)

  Net Income                         .06            .65            .50

  Cash Dividends                $   .125       $   .125       $     --

Average Common Shares
  Outstanding              	 7,195,800      7,188,840      7,188,500


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2000, 1999 and 1998


                                  2000           1999            1998
                                        (Dollars in Thousands)

NET INCOME                      $    452       $  4,670       $  3,596

Other comprehensive loss -
  Foreign currency translation
  adjustment                         (31)            --             --

COMPREHENSIVE INCOME            $    421       $  4,670       $  3,596


See Notes to Consolidated Financial Statements.


MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2000, 1999 and 1998

                                   2000           1999           1998
                                        (Dollars in Thousands)
OPERATING ACTIVITIES
Net income                      $    452       $  4,670       $  3,596
Adjustments to reconcile net income
  to net cash provided by operating
  activities
    Depreciation                   9,002          8,445          8,176
    Undistributed equity in
      losses of joint ventures     1,025          1,019          1,194
    Gain on property disposals      (113)           (49)          (627)
    Deferred income taxes           (776)           552           (523)
    Increase in accounts
	receivable			    (1,630)        (1,700)          (526)
    Increase in inventories       (6,660)        (2,360)         5,193
    Increase (decrease) in
      trade payables              (2,595)         3,798           (420)
    Net change in other operating
	assets and liabilities       2,987          4,094          1,568

NET CASH PROVIDED BY
  OPERATING ACTIVITIES             1,692         18,469         17,631

INVESTING ACTIVITIES
Purchases of property            (18,179)       (18,213)        (8,230)
Proceeds from sale of property       371            509            634
Contributions to joint ventures       --           (575)          (425)
Payments for other investments      (512)        (2,735)        (1,632)

NET CASH USED IN
  INVESTING ACTIVITIES           (18,320)       (21,014)        (9,653)

FINANCING ACTIVITIES
Proceeds from long-term debt      34,196         15,632         30,647
Payments of long-term debt       (18,720)       (13,659)       (35,780)
Proceeds from short-term debt        105            729             --
Payments on capital lease
  obligations                       (318)          (494)        (1,009)
Dividend paid                       (899)          (899)            --
Other                                (42)           446             --

NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES            14,322          1,755         (6,142)

NET INCREASE (DECREASE) IN CASH   (2,306)          (790)         1,836

CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR             2,657          3,447          1,611

CASH AND CASH EQUIVALENTS
  AT END OF YEAR                $    351       $  2,657       $  3,447


Supplemental Disclosures of Cash Flow Information and Non-Cash
Investing and Financing Activities:

1. Cash paid during the year (in thousands):

   Interest (net of
     amount capitalized)        $  2,952       $  1,711       $  4,809
   Income taxes                    1,490          1,842            984

2. Amounts included in accounts payable for additions to property and other investments totaled $2,024,000, $3,445,000 and $1,227,000, respectively, at December 31, 2000, 1999 and 1998.

3. In December 1999, 7,300 shares of Company stock, which was held by a wholly owned subsidiary of the Company, were contributed to the Company's Employee Stock Ownership Plan (see
   Note 5 to Consolidated Financial Statements).

4. Capital lease obligations of $704,000 in 2000 were incurred for new equipment.

5. During the fourth quarter of 2000, the Company received land, including two water reservoirs, in satisfaction of $486,000 of trade receivables.


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

INVESTMENTS AND OTHER ASSETS
	Cash surrender value of life insurance policies is reflected net of loans against the policies.
	Investments in joint ventures are generally accounted for using the equity method.

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

REVENUE RECOGNITION
	Revenue from the sale of pineapple is recognized when title to the product is transferred to the customer. The timing of the transfer of title varies according to the shipping and delivery terms of the sale.
	Sales of real estate are recognized as revenues in the period in which sufficient cash has been received, collection of the balance is reasonably assured and risks of ownership have passed to the buyer. When the Company's remaining obligation to complete improvements is significant, the sale is recognized on the percentage-of-completion method.
	Revenue from other activities is recognized when delivery has occurred or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured.

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

FOREIGN CURRENCY TRANSLATION
	The assets and liabilities of the Company's majority owned subsidiary in Central America are translated into U.S. dollars at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at weighted average exchange rates in effect during the period. Translation adjustments are reported as other comprehensive income and accumulated in Stockholders' Equity. Transaction gains and losses that arise from exchange rate changes on transactions denominated in a currency other than the functional currency are included in income as incurred.
During 2000 and 1999, foreign transaction adjustments were not material.

USE OF ESTIMATES
	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Future actual amounts could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENT
	FASB Statement No. 133, Accounting for Derivative
Instruments and Hedging Activities, became effective on January 1, 2001. The Company has performed an assessment of its contracts and agreements and to date, has not identified any derivative instruments.

EARNINGS PER COMMON SHARE
	Earnings per common share is computed using the weighted average number of shares outstanding during the period. The
Company has no dilutive potential common shares outstanding.

2.   INVENTORIES
     Pineapple product inventories were comprised of the
following components at December 31, 2000 and 1999:
                                        2000             1999
                                        (Dollars in Thousands)

     Finished Goods                  $ 12,855          $ 7,399
     Work In Progress                   1,030              839
     Raw Materials                      1,447            1,476

     Total                           $ 15,332          $ 9,714

     The replacement cost of pineapple product inventories at year end approximated $27 million in 2000 and $21 million in 1999. In 1998, there was a partial liquidation of LIFO inventories; thus, cost of sales included prior years' inventory costs, which were lower than current costs. Had current costs been charged to cost of sales, net income for 1998 would have decreased by $1,360,000 or $.19 per share.


3.   INVESTMENTS AND OTHER ASSETS
     Investments and Other Assets at December 31, 2000 and 1999 consisted of the following:

                                        2000            1999
                                       (Dollars in Thousands)
     Deferred Costs                   $ 5,922         $ 6,657
     Cash Surrender Value of Life
       Insurance Policies (net)           798             633
     Prepaid Pension Asset              4,068           2,774
     Kapalua Coconut Grove LLC          1,058             905
     Other                              2,243           1,983


     Total                            $14,089         $12,952

     Deferred costs are primarily intangible predevelopment costs related to various projects at the Kapalua Resort that will be allocated to future development projects.
     Cash surrender value of life insurance policies are stated net of policy loans, totaling $597,000 at December 31, 2000 and 1999.

KAPALUA COCONUT GROVE LLC
     Kapalua Coconut Grove LLC (KCG) is a Hawaii limited liability company whose members are the Company and an affiliate of Lend Lease Real Estate Investments, Inc. KCG was formed in June 1997 to own, develop and sell the 12-acre parcel of beachfront property adjacent to the Kapalua Bay Hotel. Each member contributed to the venture its 50% interest in the land parcel and $1.1 million in cash. Presales of the 36 luxury residential condominiums to be constructed on the parcel began in August 1999 and mass grading and site work began in November 1999. As of June 2000, all 36 condominiums were under binding sales contracts. Sales are expected to close beginning in the second quarter of 2001 as construction of the buildings is completed and title is delivered to the buyers. Each member has a 50% interest in KCG and the Company has accounted for its investment in KCG by the equity method. The Company's pre-tax share of KCG's net income (loss) was $(62,000) in 2000, $(172,000) in 1999 and $1,000 in 1998.

KAAHUMANU CENTER ASSOCIATES
     In June 1993, Kaahumanu Center Associates (KCA) was formed to finance the expansion and renovation of and to own and operate Kaahumanu Center. KCA is a partnership between the Company as general partner and the Employees' Retirement System of the State of Hawaii (ERS) as a limited partner. The Company contributed the then existing shopping center, subject to a first mortgage, and approximately nine acres of adjacent land. ERS contributed $312,000 and made a $30.6 million loan to the partnership.
     The expansion and renovation were substantially complete by the end of November 1994. Effective April 30, 1995, the ERS converted its $30.6 million loan to an additional 49% ownership in KCA. Effective with conversion of the ERS loan, the Company and ERS each have a 50% interest in KCA and the Company has accounted for its investment in KCA by the equity method.
     The Company has a long-term agreement with KCA to manage Kaahumanu Center. The agreement provides for certain performance tests that, if not met, could result in termination of the agreement. The tests were not met in 2000, but termination of the agreement is not presently being considered. KCA does not have any employees. As manager, the Company provides all administrative and on-site personnel and incurs other costs and expenses, primarily insurance, which are reimbursable by KCA.
The Company generates a portion of the electricity used by Kaahumanu Center. In accordance with the limited partnership agreement, the Company as manager may make cash advances to KCA in order to avoid a cash flow deficit. The advances bear interest at one percent above the interest rate on KCA's first mortgage loan. In 2000, cash advances from the Company to KCA totaled $586,000 and interest on the advances at 9.57% totaled $34,000. In 2000, 1999 and 1998, reimbursements from KCA for payroll and other costs and expenses totaled $2,637,000, $2,417,000 and $2,303,000, respectively, and the Company charged KCA $3,328,000, $2,531,000 and $2,402,000, respectively, for electricity and management fees. At December 31, 2000 and 1999, $1,216,000 and $1,154,000, respectively, were due to the Company from KCA for cash advances, management fees, electricity and reimbursable costs.
     Summarized balance sheet information for KCA as of December 31, 2000 and 1999 and operating information for each of the three years ended December 31, 2000 follows:

                                   2000         1999
                                (Dollars in Thousands)

Current assets                  $  1,197     $  1,188
Property and equipment, net       69,200       72,277
Other assets, net                  1,710        1,701

Total Assets                      72,107       75,166

Current liabilities                2,978        2,969
Noncurrent liabilities            59,226       60,352

Total Liabilities                 62,204       63,321

Partners' Capital               $  9,903     $ 11,845


                                    2000         1999         1998

Revenues                        $ 15,654     $ 14,506     $ 13,625
Costs and Expenses                17,596       16,306       16,104

Net Loss                        $ (1,942)    $ (1,800)    $ (2,479)

     The Company's share of losses from KCA was $971,000, $900,000 and $1,240,000, respectively, for 2000, 1999 and 1998.
ERS and the Company each have a 9% cumulative, non-compounded priority right to cash distributions based on their net contributions to the partnership (preferred return). For the purpose of calculating preferred returns, each partner's capital contribution had an agreed upon value of $30.9 million on May 1, 1995. The Company's preferred return is subordinate to the ERS preferred return. As of December 31, 2000, the accumulated unpaid preferred return was $13 million each for ERS and the Company.
     The Company's investment in KCA is a negative $9.9 million at December 31, 2000. The negative balance is a result of (1) recording the Company's initial contribution in 1993 at net book value of the assets contributed, reduced by the related debt and
(2) the Company's share of KCA's accumulated losses since 1995.

4.   BORROWING ARRANGEMENTS
     During 2000, 1999 and 1998, the Company had average borrowings outstanding of $43.5 million, $29.5 million and $33 million, respectively, at average interest rates of 8.5%, 7.8% and 8.9%, respectively.
     Short-term bank lines of credit available to the Company at December 31, 2000 were $1.4 million. These lines provide for interest at the prime rate (9.5% at December 31, 2000) plus 1/4% to 1/2%. There were no borrowings under these lines at December 31, 2000, but $618,000 in letters of credit was reserved against these lines to secure the Company's deductible portion of insurance claims administered by various insurance companies.
The Company has a $900,000 working capital credit facility for its Central American operations. At December 31, 2000 and 1999, the Company had borrowings outstanding of $834,000 and $729,000 under this facility at 7.15% and 7.55%, respectively.
     Long-term debt at December 31, 2000 and 1999 consisted of the following (interest rates represent the rates at December 31):

                                              2000        1999
                                           (Dollars in Thousands)
Term loan, 7.87% to 8.39% and 9.44%
  to 9.73%      				      $  15,000 	$  15,000
Revolving credit agreement, 8.5% and
  8.83% to 8.91%      				   10,850	    3,400
Development line of credit, 8.62%
  to 9.03%    					    8,800          --
Mortgage loan, 7.25%                          4,721       4,807
Equipment loans, 6.76% to 8.46%               3,245       3,932

Total                                        42,616      27,139
Less portion classified as current            2,286       2,062

Long-term debt                             $ 40,330     $25,077

     The Company has a $15 million term loan that is secured by certain parcels of the Company's real property on Maui.
Principal payments are due from September 2004 through June 2009. Interest rates on the loan are adjustable to 2.15% to 2.55% above six-month, one-year and three-year rates made available by the Federal Farm Credit Bank. The agreement includes certain financial covenants, including the maintenance of a minimum tangible net worth and debt coverage ratio, maximum funded debt to capitalization ratio, and limits on capital expenditures, investments and the payment of dividends.
     The Company has a revolving credit agreement with participating banks under which it may borrow up to $15 million in revolving loans through December 31, 2002. Amounts outstanding at that date, at the Company's option, may be converted to a three-year term loan payable in six equal semi-annual installments. The agreement also includes an $8.8 million non-revolving development line of credit facility for construction of the Village Course Clubhouse and Kapalua Golf Academy. The development facility reduces to $8 million in March 2001 and matures in March 2002. Commitment fees of 1/4% are payable on the unused portions of the revolving credit line and the development facility. At the Company's option, interest on advances under both the revolving credit line and the development facility is at the prime rate or based on a LIBOR rate. The loan is collateralized by the Company's three golf courses at the Kapalua Resort. The agreement contains certain financial covenants, including the maintenance of consolidated net worth and working capital at certain levels and limits on the incurrence of other indebtedness and capital expenditures. Declaration and payment of cash dividends is restricted to 30% of prior year's net income.
     The mortgage loan is collateralized by the Napili Plaza shopping center and matures on December 31, 2005. Payments are based on a 25-year amortization. Effective January 1, 1999, the interest rate on the loan was amended to 7.25% until January 1, 2002. The interest rate will be adjusted to the lender's then prevailing rate of interest for such loans as of January 1, 2002 and January 1, 2005.
     The Company has agreements that provide for term loans that were used to purchase assets for the Company's pineapple and resort operations. At December 31, 2000, $1,188,000 of these term loans had interest rates that were adjustable to one month LIBOR plus 2.25%. The balance of these loans is at fixed interest rates. The loans mature through December 2004. The agreements include certain financial covenants that are similar to those in the Company's revolving credit agreement. One of the agreements also requires the maintenance of a minimum tangible net worth and debt coverage ratio (as defined).

     Maturities of long-term debt during the next five years, from 2001 through 2005, are as follows: $2,286,000 $9,192,000
$4,386,000 $3,828,000 and $3,741,000.

5.   POSTRETIREMENT BENEFITS
     The Company has defined benefit pension plans and defined benefit postretirement health care and life insurance plans.
     Changes in benefit obligations and changes in plan assets for 2000 and 1999 and the funded status of the plans and amounts recognized in the balance sheets as of December 31, 2000 and 1999 were as follows:

                             Pension Benefits           Other Benefits
                              2000      1999           2000       1999
                                     (Dollars in Thousands)
Change in benefit obligations:
 Benefit obligations at
   beginning of year      $ 35,863  $ 35,071       $ 13,263   $ 15,379
 Service cost                1,501     1,443            358        359
 Interest Cost               2,535     2,396            920        895
 Actuarial gain               (127)     (897)          (400)    (2,657)
 Amendments                    265        --            194         --
 Benefits paid              (2,145)   (2,150)          (716)      (713)

 Benefit obligations at
   end of year              37,892    35,863         13,619     13,263

Change in plan assets:
 Fair value of plan assets
   at beginning of year     46,167    41,807             --         --
 Actual return on plan 	    (2,133)    6,367             --         --
   assets
 Employer contributions        346       143            716        713
 Benefits paid              (2,145)   (2,150)          (716)      (713)

 Fair value of plan assets at
   end of year              42,235    46,167             --         --

Funded status                4,343    10,304        (13,619)   (13,263)
Unrecognized actuarial gain (1,186)   (7,548)        (5,469)    (5,425)
Unrecognized net transition   (224)     (759)            --         --
  asset
Unrecognized prior service
  cost      			 376       185           (845)    (1,172)

Net amounts recognized       3,309     2,182        (19,933)   (19,860)

Amounts recognized in
  balance sheets consist of:
  Prepaid benefit cost       4,068     2,774             --         --
  Accrued benefit liability   (759)     (592)       (19,933)   (19,860)

Net amounts recognized    $  3,309  $  2,182       $(19,933)  $(19,860)


     Net periodic benefit costs for 2000, 1999 and 1998 included the following components:

                               2000           1999           1998
                                       (Dollars in Thousands)
Pension benefits:
 Service cost                $ 1,501        $ 1,443        $ 1,240
 Interest cost                 2,535          2,396          2,261
 Expected return on plan
   assets				(4,036)        (3,638)        (2,925)
 Amortization of net
   transition asset		  (535)          (535)          (535)
 Amortization of prior
   service cost			    74             59             61
 Recognized net actuarial
   (gain) loss       		  (319)           (14)             3
 Special termination benefits     --             --            314

 Net expense (credit)           (780)          (289)           419

Other benefits:
 Service cost                    358            359            411
 Interest cost                   920            895          1,024
 Amortization of prior service
   cost            		  (133)          (146)          (147)
 Recognized net actuarial gain  (356)          (320)          (209)
 Special termination benefits     --             --             29

 Net expense                 $   789        $   788        $ 1,108


     In 1998, in an effort to reduce the size of its workforce, the Company offered a voluntary, enhanced early retirement program to employees in the Pineapple and Corporate divisions based on age and years of service. Net pension expense for 1998 increased by $314,000 and net expense for other postretirement benefits increased by $29,000 as a result of implementing this program.
     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefits in excess of plan assets were $1,328,000, $744,000 and $-0-, respectively, as of December 31,
2000 and $1,028,000, $578,000 and -0-, respectively, as of
December 31, 1999.
     The benefit obligations for pensions and other postretirement benefits were determined using a discount rate of 7.25% as of December 31, 2000 and 1999, and compensation increases ranging up to 4.5%. The expected long-term rate of return on assets ranged up to 9% for 2000 and 1999.
     The accumulated postretirement benefit obligation for health care as of December 31, 2000 and 1999 was determined using a health care cost trend rate of 10% in 1995, decreasing by .5% each year from 1995 through 2004 and 5% thereafter. The effect of a 1% annual increase in these assumed cost trend rates would increase the accrued postretirement benefit obligation by approximately $1,642,000 as of December 31, 2000, and the aggregate of the service and interest cost for 2000 by approximately $173,000; a 1% annual decrease would reduce the accrued postretirement benefit obligation by approximately $1,345,000 as of December 31, 2000, and the aggregate of the service and interest cost for 2000 by approximately $140,000.
     The Company has an Employee Stock Ownership Plan (ESOP) for non-bargaining salaried employees and for bargaining unit clerical employees of Maui Pineapple Company, Ltd. All of the shares originally sold to the ESOP in 1979 have been allocated to participants since December 1993. In December 1999, 7,300 shares of the Company's common stock held by a wholly owned subsidiary were contributed to the ESOP. The Company recorded a charge to employee benefit expense of $137,000 and a corresponding credit to Common Stock. Effective December 31, 1999, the Company's Board of Directors approved a plan amendment to freeze the ESOP. Accordingly, after 1999 there were no further contributions to the ESOP and no additional employees became participants of the plan.
     On October 1, 1998, deferred compensation plans that provided for specified payments after retirement for certain management employees were terminated. At the termination date, these employees were given credit for existing years of service and future accruals were discontinued.

6.   MINORITY INTEREST IN SUBSIDIARY
     In February 1999, Royal Coast Tropical Fruit Company, Inc. (a wholly owned subsidiary of Maui Pineapple Company, Ltd.) formed a subsidiary company in Central America and invested $503,000 for a 51% ownership interest in a new pineapple production company. The minority stockholders contributed $460,000. The minority stockholders' share of the 2000 and 1999 operating losses were not material.

7.   DEFERRED REVENUE
     Deferred revenue for 2000 and 1999 primarily represents proceeds received on closed lot sales at the Kapalua Resort in excess of revenue recognized on the percentage-of-completion method. In December 2000, 12 of the 31 lots in Pineapple Hill Estates closed escrow. No revenue was recognized on these sales in 2000. Construction of the Pineapple Hill Estates subdivision improvements is expected to begin in the first quarter of 2001 and is scheduled to be substantially completed during the fourth quarter of 2001. At December 31, 1999, 12 of the 14 lots in Plantation Estates Phase II had closed escrow and revenue was recognized on the percentage-of-completion method. Construction of the Plantation Estates Phase II subdivision improvements began in the fourth quarter of 1999 and was substantially complete in the second quarter of 2000.

8.   LEASES
LESSEE
     The Company has capital leases, primarily on equipment used in pineapple operations, which expire at various dates through 2005. At December 31, 2000 and 1999, property included capital leases of $1,615,000 and $900,000, respectively (accumulated depreciation of $506,000 and $452,000, respectively). Future minimum rental payments under capital leases aggregate $1,180,000 (including $110,000 representing interest) and are payable as follows (2001 to 2005): $436,000, $325,000, $122,000, $114,000
and $183,000.
     The Company has various operating leases, primarily for land used in pineapple operations, which expire at various dates through 2012. A major operating lease covering approximately 1,500 acres used primarily for pineapple operations expired on December 31, 1999. The lease currently is being renegotiated for a minimum term of ten years. Total rental expense under operating leases was $821,000 in 2000, $801,000 in 1999 and $746,000 in 1998. Future minimum rental payments under operating leases aggregate $5,307,000 and are payable during the next five years (2001 to 2005) as follows: $691,000, $614,000, $501,000,
$482,000, $479,000, respectively, and $2,540,000 thereafter.

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

                                   2000       1999       1998
                                     (Dollars in Thousands)

Minimum rentals                 $  1,832   $  1,744    $ 1,694
Percentage rentals                 3,140      2,232      1,279

Total                           $  4,972   $  3,976    $ 2,973

     Property at December 31, 2000 and 1999 includes leased property of $20,519,000 and $20,473,000, respectively
(accumulated depreciation of $11,279,000 and $10,623,000, respectively).
     Future minimum rental income aggregates $6,884,000 and is receivable during the next five years (2001 to 2005) as follows:
$1,314,000, $1,067,000, $849,000, $667,000, $607,000,
respectively, and $2,380,000 thereafter.

9.   INCOME TAXES
     The components of the income tax provision (credit) were as follows:

                                   2000       1999       1998
                                   (Dollars in Thousands)
Current
  Federal                         $  984   $  1,831   $  1,225
  State                             (296)       334         30

  Total                              688      2,165      1,255

Deferred
  Federal                           (777)       584       (415)
  State                                1        (32)      (108)

  Total                             (776)       552       (523)

  Total provision (credit)        $  (88)  $  2,717   $    732

     Reconciliation between the total provision and the amount computed using the statutory federal rate of 34% follows:

                                   2000       1999       1998
                                   (Dollars in Thousands)
Federal provision at
  statutory rate                  $  124   $  2,512   $  1,471
Adjusted for State income taxes,
  net of effect on federal income
  taxes   					(210)       200	     (91)
  Appreciated property donation       --         --       (721)
  Other                               (2)         5         73

  Total income tax
    provision (credit)             $ (88)   $ 2,717   $    732


     Deferred tax assets and liabilities were comprised of the following types of temporary differences as of December 31, 2000 and 1999:

                                    2000            1999
                                   (Dollars in Thousands)

Accrued retirement benefits      $  6,789         $ 6,921
Minimum tax credit carryforward     3,379           2,567
Accrued liabilities                 1,491           1,120
Inventory                             468             439
Allowance for doubtful accounts       359             216
Net operating loss carryforward        85              70

Total deferred tax assets          12,571          11,333

Deferred condemnation proceeds     (5,891)         (5,864)
Property net book value            (2,923)         (2,629)
Income from partnerships           (1,847)         (1,840)
Pineapple marketing costs            (691)           (583)
Other                                (146)           (120)

Total deferred tax liabilities    (11,498)        (11,036)

Net deferred tax asset           $  1,073         $   297


     A valuation allowance against deferred tax assets as of December 31, 2000 and 1999 is not considered necessary as the Company believes that it is more likely than not the deferred tax assets will be fully realized.
     At December 31, 2000, the Company had federal minimum tax credit carryforwards of $3.4 million.
     The Company's federal income tax return for 1993 is under examination by the Internal Revenue Service. The revenue agent's report on this examination has not been issued and the Company presently cannot predict the outcome of this examination.

10.  INTEREST CAPITALIZATION
     Interest cost incurred in 2000, 1999 and 1998 was $3,901,000, $2,477,000 and $3,179,000, respectively, of which
$840,000, $643,000 and $140,000, respectively, was capitalized.

11.  ADVERTISING AND RESEARCH AND DEVELOPMENT
     Advertising expense totaled $2,000,000 in 2000, $1,801,000 in 1999 and $1,397,000 in 1998. Research and development expenses totaled $845,000 in 2000, $839,000 in 1999 and $815,000 in 1998.

12.  EXTRAORDINARY LOSS
     In December 1998, the Company retired $20 million of 8.86% senior unsecured notes. Principal payments on the $20 million loan were due from 1999 through 2003. A prepayment penalty of $1.2 million was paid for early extinguishment of the 8.86% notes and has been accounted for as an extraordinary loss of $744,000 (net of income tax credit of $456,000).

13.  CONTINGENCIES AND COMMITMENTS
     In 1996, the County of Maui sued several chemical manufacturers claiming that they were responsible for the presence of a nematocide commonly known as DBCP in certain water wells on Maui. The Company was a Third Party Defendant in the suit as a result of a 1978 agreement for the sale of DBCP to the Company from one of the DBCP manufacturers. In August 1999, settlement of the case was reached. The Company's portion of the cash payment in 1999 to install filtration systems in existing contaminated wells was substantially covered by proceeds of a settlement concluded on this issue with its insurance carrier. The Company and the other defendants as a group have agreed that until December 1, 2039, they will pay for 90% of the capital cost to install filtration systems in any future wells if DBCP contamination exceeds specified levels and for the ongoing maintenance and operating cost for filtration systems on existing and future wells. The level of DBCP in the existing wells should decline over time as the wells are pumped, which may end the requirement for filtration before 2039. To secure the obligations of the defendants under the settlement agreement, the defendants are required to furnish to the County of Maui an irrevocable standby letter of credit throughout the entire term of the agreement. The Company had estimated a range of its share of the cost to operate and maintain the filtration systems for the existing wells and its share of the cost of the letter of credit, and recorded a reserve for this liability in 1999. The reserve recorded in 1999 and adjustments thereto in 2000 did not have a material effect on the Company's financial statements for the years ended December 31, 2000 and 1999. There are procedures in the settlement agreement to minimize the DBCP impact on future wells by relocating the wells to areas unaffected by DBCP or by using less costly methods to remove DBCP from the water. The Company is unable to estimate the range of potential financial impact for the possible filtration cost for any future wells acquired or drilled by the County of Maui and, therefore, has not made a provision in its financial statements for such costs.
     There are various claims and legal actions pending against the Company. In the opinion of management, after consultation with legal counsel, the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.
     The Company has guaranteed the payment of up to $10 million of the $60 million mortgage loan of Kaahumanu Center Associates. The lender will release the guaranty when Kaahumanu Center attains a defined level of net operating income.
     Premium Tropicals International, LLC (PTI) is a joint venture between Royal Coast Tropical Fruit Company, Inc. (a wholly owned subsidiary of Maui Pineapple Company, Ltd.) and an Indonesian pineapple grower and canner. The joint venture markets and sells Indonesian canned pineapple in the United States. The Company is a guarantor of a $3 million line of credit, which supports letters of credit to be issued on behalf of PTI for import trading purposes.
     At December 31, 2000, the Company had commitments under signed contracts totaling $2,786,000.

14.  CONCENTRATIONS OF CREDIT RISK
     A substantial portion of the Company's trade receivables results from sales of pineapple products, primarily to food distribution customers in the United States. Credit is extended after evaluating creditworthiness and no collateral generally is required from customers. Notes receivable result principally from sales of real estate in Hawaii and are collateralized by the property sold.

15.  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
     Except for certain long-term debt, the carrying amount of the Company's financial instruments is considered to be the fair value. The fair value of long-term debt was estimated based on rates currently available to the Company for debt with similar terms and remaining maturities.
     The estimated fair values for these financial instruments at December 31, 2000 and 1999 were as follows:

                                     2000               1999
                                      (Dollars in Thousands)

                              Carrying     Fair    Carrying    Fair
                               Amount     Value     Amount    Value

Long-Term Debt                 $42,616  $42,302  $ 27,139  $ 26,348


16.  BUSINESS SEGMENTS
     The Company's reportable segments are Pineapple, Resort and Commercial & Property. Each segment is a line of business requiring different technical and marketing strategies.
     Pineapple includes growing pineapple, canning pineapple in tin-plated steel containers fabricated by the Company and marketing canned and fresh pineapple products.
     Resort includes the development and sale of real estate, property management and the operation of recreational and retail facilities and utility companies at Kapalua on Maui.
     Commercial & Property covers non-resort real estate activities, including the Company's investment in Kaahumanu Center Associates, Napili Plaza shopping center and non-resort real estate development, rentals and sales. It includes the Company's land entitlement and land management activities.
     The accounting policies of the segments are the same as those described in Note 1, Summary of Significant Accounting Policies.

                                         Commercial
2000                Pineapple    Resort  & Property  Other  Consolidated
                                       (Dollars in Thousands)

Revenues (1)        $85,892   $ 50,262   $ 5,043   $  286    $ 141,483

Operating profit
  (loss) (2)	   (2,891)     7,752     (441)     (995)       3,425
Interest expense     (1,572)      (992)    (164)     (333)      (3,061)
Income (loss) before
  income taxes and
  extraordinary loss (4,463)     6,760     (605)   (1,328)         364

Depreciation          5,106      3,222      498       176        9,002
Equity in earnings
  (losses)of joint
  ventures               61        (62)     (971)      --         (972)
Investment in joint
  ventures  	      206      1,058    (9,990)      --       (8,726)
Segment assets (3)   81,294     69,227     7,169   12,261      169,951
Expenditures for
  segment assets      8,378      9,069       304    2,225       19,976

1999

Revenues (1)        $94,535   $ 47,950   $ 4,381   $  132    $ 146,998

Operating profit
  (loss) (2) 	    6,071      5,702      (454)  (2,098)       9,221
Interest expense       (919)      (443)     (133)    (339)      (1,834)
Income (loss) before
  income taxes and
  extraordinary loss  5,152      5,259      (587)  (2,437)       7,387

Depreciation          5,040      2,796       481      128        8,445
Equity in earnings
  (losses)
  of joint ventures     116       (172)     (900)      --         (956)
Investment in joint
  ventures  		198        905    (8,944)      --       (7,841)
Segment assets (3)   69,733     64,943     7,190   11,521      153,387
Expenditures for
  segment assets      8,365     13,750       226      795       23,136

1998

Revenues (1)        $97,658   $ 41,929   $ 4,087   $   37    $ 143,711

Operating profit
  (loss) (2) 	    5,480      5,239    (1,085)  (1,067)       8,567
interest expense     (1,543)    (1,089)     (167)    (240)      (3,039)
Income (loss) before
  income taxes and
  extraordinary loss  3,937      4,150    (1,252)  (1,307)       5,528

Depreciation          4,795      2,743       487      151        8,176
Equity in losses of
  joint      		 79          1    (1,240)      --       (1,160)
  ventures
Investment in joint
  ventures  		145        495     7,969)      --       (7,329)
Segment assets (3)    2,384     53,323     6,780   13,760      136,247
Expenditures for
  segment assets      6,433      3,930       406      997       11,766


(1)  Amounts are principally revenues from external customers.
Intersegment   revenues and interest revenues were insignificant.
Sales to any single customer  did not exceed 10% of consolidated
revenues.  Revenues attributed to foreign    countries were $2.6
million, $3.1 million and $4.3 million, respectively, in 2000, 1999 and 1998. Foreign sales are attributed to countries based on the location of the customer.
(2)  "Operating profit (loss)" is total revenues less all
expenses except allocated     interest expenses and income taxes.
Operating profit (loss) included in "Other" is    primarily
unallocated corporate expenses.
(3) Segment assets are located in the United States, primarily Maui. Other assets are corporate and non-segment assets.


QUARTERLY EARNINGS
(unaudited)


                              First     Second    Third     Fourth
                             Quarter   Quarter   Quarter   Quarter
                    (Dollars in Thousands Except Per Share Amounts)

2000

Total revenues               $34,775   $30,921   $37,195   $38,592
Net sales                     24,138    21,135    28,279    29,642

Cost of sales                 15,719    14,341    19,675    23,068 (a)

Net income (loss)              1,945       300       556    (2,349)(a)

Net income (loss) per
  common share     	         .27       .04       .08      (.33)


1999

Total revenues               $33,647   $30,371   $39,659   $43,321 (b)

Net sales                     23,284    22,013    31,277    35,617 (b)

Cost of sales                 14,742    13,776    21,592    24,384
 income                        1,624       381     1,270     1,395

Net income per
  common share                   .23       .05       .18       .19


(a) In the fourth quarter of 2000, the per unit cost of sales for pineapple products increased primarily as a result of a decrease in the planned production tonnage for the year. In addition, the Pineapple segment incurred increased fourth quarter 2000 charges for marketing and bad debt expenses.

(b) Total revenues and net sales for the fourth quarter of 1999 included $5.4 million from lot sales at the Plantation Estates Phase II.


COMMON STOCK

     The Company's common stock is traded on the American Stock Exchange under the symbol "MLP."
     A dividend of $.125 per share was paid in March of 2000 and 1999. The declaration and payment of cash dividends are restricted by the terms of borrowing arrangements to 30% of prior year's net income.
     At February 13, 2001, there were 467 shareholders of record. The following chart reflects high and low sales prices during each of the quarters in 2000 and 1999:

                       First     Second    Third     Fourth
                      Quarter   Quarter   Quarter   Quarter

2000        High       $ 17.50   $ 23.50   $ 26.63   $ 26.75
            Low          14.00     14.75     22.13     21.00

1999        High       $ 10.00   $ 15.88   $ 30.75   $ 21.75
            Low           9.00      9.88     15.00     17.38


SELECTED FINANCIAL DATA

                          2000     1999     1998     1997     1996
                         (Dollars in Thousands Except Per Share Amounts)

FOR THE YEAR
Summary of Operations
 Revenues              $141,483 $ 46,998 $ 43,711 $136,498 $136,335
 Cost of goods sold      72,803   74,494   76,049   72,200   75,279
 Operating expenses      30,169   27,440   26,168   26,027   24,030
 Shipping and marketing  18,289   18,479   16,673   18,053   19,185
 General and
   administrative        15,825   16,408   15,094   14,600   14,507
 Equity in losses
   of joint ventures        972      956    1,160    1,211      882
 Interest expense         3,061    1,834    3,039    3,045    3,575
 Income tax expense
   (credit)			    (88)   2,717    1,188	 499 	   (376)
Income (loss) before
   extraordinary loss       452    4,670    4,340      863     (747)
 Extraordinary loss, net of
   income tax credit         --       --     (744)      --       --
 Net income (loss)          452    4,670    3,596      863     (747)

Per Common Share (1)
 Income (loss) before
   extraordinary loss       .06      .65      .60      .12     (.10)
 Extraordinary loss, net of
   income tax credit         --       --     (.10)      --       --
 Net income (loss)          .06      .65      .50      .12     (.10)

Other Data
 Cash dividends
    Amount                  899      899       --       --       90
    Per common share (1)   .125     .125       --       --      .01
 Depreciation           $ 9,002  $ 8,445  $ 8,176  $ 8,041  $ 8,606
 Return on beginning
   stockholders' equity      .7%     7.5%     6.1%     1.5%    (1.3%)
 Percent of net income (loss)
   to revenues              .03%     3.2%     2.5%      .6%     (.5%)

AT YEAR END
Current assets less
 current liabilities (2)$19,304 $ 12,924 $ 18,985 $ 20,283 $ 19,467
Ratio of current assets
 to current liabilities (2) 1.7      1.5      2.1      2.2      2.2
Property, net of
 depreciation          $109,725 $100,976 $ 89,921 $ 88,047 $ 86,610
Total assets            169,951  153,387  136,247  135,507  132,851
Long-term debt and
 capital leases          41,012   25,497   23,592   29,435   28,898
Stockholders' equity
 Amount                  65,922   66,400   62,492   58,896   58,033
 Per common share (1)   $  9.16 $   9.23 $   8.69 $   8.19 $   8.07
Common shares
   outstanding (1)    7,195,800 7,195,800 7,188,500 7,188,500 7,188,500


(1) All references to the number of shares of common stock and per share amounts prior to 1999 have been restated to reflect the four-for-one common stock split as of May 1, 1998.

(2) Current assets less current liabilities and ratio of current assets to current liabilities for 1999 decreased primarily because of increased accounts payable resulting from the high level of construction in progress at year-end.




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

2000 vs. 1999
     The Company reported consolidated net income of $452,000 for 2000 compared to $4.7 million for 1999. The lower net income in 2000 was attributable to losses from the Pineapple segment and increased interest expense, which more than offset substantially increased operating profit from the Resort segment.
     General and administrative expenses for 2000 of $15.8 million were lower than 1999 by 4%. In 2000, the Company's payroll related costs decreased compared to 1999 primarily because there were no accruals for bonus incentives for 2000.
The cost for outside consultants also was lower in 2000 because in 1999 the Company wrote off $1.1 million of deferred costs for consultants who were engaged to analyze and develop strategic plans for the Company. This reduction in outside consultant costs were partially offset by increased expenses in 2000 for consultants related to the selection of an integrated accounting and information technology system, which the Company is in the process of implementing. Pension expense was lower in 2000 compared to 1999 primarily because of a discount rate increase as of year-end 1999 and because of favorable investment returns in 1999. Expenses for medical and general insurance, workers compensation and vacation accruals increased in 2000 compared to 1999.
     Interest expense increased by 67% in 2000 compared to 1999 because of higher average borrowings and higher interest rates. Average borrowings were higher in 2000 as a result of lower cash flows from operating activities combined with a large amount of capital expenditures, in particular construction at the Kapalua Resort. An increase in the amount of interest capitalized in 2000, primarily because of construction of the Village Course Clubhouse, partially offset the increase in interest expense.

PINEAPPLE
     Pineapple revenues of $86 million for 2000 were lower by 9% as compared to 1999. The segment produced an operating loss of $2.9 million in 2000 compared to operating profit of $6.1 million in 1999. The reduction in revenues was a result of both a lower case sales volume (the number of cases sold) as well as lower prices in 2000. These results reflect the highly competitive market conditions for canned pineapple products that the Company has been faced with throughout 2000 and anticipates continuing through the first half of 2001. Revenues from fresh whole and fresh cut pineapple products increased in 2000. The increased operating loss in 2000 also was due to higher marketing and bad debt expense and higher per case cost of sales primarily because of processing fewer tons of fruit in 2000.
     The average unit value of imported canned pineapple products declined significantly in 2000 compared to 1999, which put severe downward pressure on the market prices in the U.S. In addition market prices were suppressed in 2000 as a result of much of the 1999 imports entering the U.S. retail stores in 2000. In 1999, imports of canned pineapple products into the U.S. increased by 39%. Total imports of canned pineapple into the United States decreased by 9% in 2000 compared to 1999 primarily reflecting reduced import volume from Thailand. The reduced case volume of imports appears to be a result of the antidumping duties on canned pineapple fruit from Thailand. The Company believes that the reduction in import case volume combined with the decline in unit values is reflective of a general decrease in demand for canned fruits.
     Antidumping duties were in effect on canned pineapple fruit imported from Thailand since mid-1995 as a result of an antidumping petition in 1994 to which the Company was a party. The amount of duties on pineapple imports from Thailand is subject to annual administrative reviews by the U. S. Department of Commerce. Either the Company or the Thai producers may request these reviews. If the cost of production changes relative to the selling price of the product in the U.S., the duties would be adjusted. Some of the Thai pineapple companies have significantly reduced their antidumping duties through the annual review process. Present antidumping duties on imports of canned pineapple from Thailand range from less than 1% up to 51%.
     Final results of the fourth annual administrative review, covering the period from July 1, 1998 to June 30, 1999, were released in December 2000. Overall, the nine Thai pineapple companies reviewed were found to have lower dumping margins than those reflected in the antidumping duties currently being assessed.
     In 2000, the Department of Commerce initiated proceedings for the "Sunset Review" of antidumping duties on imports of canned pineapple from Thailand. Preliminary results released by the Department of Commerce in the third quarter of 2000 indicate that revocation of the antidumping duties on canned pineapple from Thailand likely would result in continued dumping by Thai pineapple companies. The
U. S. International Trade Commission (ITC) also began its proceedings for the Sunset Review in 2000. The Company anticipates that preliminary results from the ITC may be available in April or May 2001. For a continuation of existing duties, the Company must convince the ITC during the Sunset Review that elimination of the duties will potentially cause injury to the domestic industry. Elimination of the import duties could have a material adverse effect on the Company.
     In 2000, a new federal law was passed that provides for disbursement to injured U.S. companies of all antidumping duties collected by U.S. Customs. Although Maui Pineapple Company, Ltd. is listed as a company qualifying for these disbursements, the Company is unable to estimate the amount or timing of the potential disbursements until regulations and procedures to administer this new law are written.

RESORT
     Kapalua Resort revenues, including operations and development, of $50.2 million for 2000 were 5% higher than 1999. Resort operating profit was $7.8 million in 2000 compared to $5.7 million in 1999. Higher revenues and operating profit generated by resort operations more than offset lower results from the sale of real estate inventories.
     Revenues from golf operations increased 11%, merchandise sales increased 12% and income from lease rents increased 26%. These improved results were largely due to higher average green fees, increased room occupancies at the hotels and increased ground lease percentages from the hotels. Revenue from The Kapalua Villas operations increased 12% in 2000 as a result of increased room occupancies and higher average room rates. Commissions from Kapalua Realty operations increased 71% in 2000, reflecting increased activity in the resale of Resort real estate. In addition to these revenue increases, improved operating results in 2000 also were due to general excise tax refunds related to prior years.
     Revenue from real estate sales decreased 21% in 2000 compared to 1999. Contribution to operating profit from sale of real estate inventory was $2 million in 2000 compared to $2.2 million in 1999. In the fourth quarter of 1999, the Company began the construction and sale of Plantation Estates Phase II, a fourteen single-family lot subdivision at Kapalua. Twelve of the fourteen lots closed escrow in 1999 and the Company recognized profits on the percentage-of-completion method. The last two lots closed escrow in the first quarter of 2000 and construction of improvements was substantially complete in the second quarter of 2000.
     In December of 2000, the Company began selling lots in Pineapple Hill Estates, a 31 single-family lot subdivision in the Kapalua Resort. Twelve sales closed escrow in 2000 and all of the proceeds were recorded as deferred revenues. Revenue will be recognized in 2001 on the percentage-of-completion method as construction of the subdivision improvements takes place.

COMMERCIAL & PROPERTY
     Revenue from Commercial & Property was $5 million in 2000 compared to $4.4 million in 1999. These revenues include gains from land sales of $75,000 in 2000 and $223,000 in 1999. The operating loss from this segment was $441,000 in 2000 or 3% lower than 1999. The reduced loss in 2000 from the Commercial & Property segment is primarily due to improved recoveries on electricity sales from the Company to Kaahumanu Center Associates.
     The Company's equity in the losses of Kaahumanu Center Associates was $971,000 in 2000 or $71,000 higher than the loss in 1999. Although Kaahumanu Center minimum and percentage rents increased in 2000, increased operating expenses, in particular repairs and maintenance, professional fees and payroll related expenses, more than offset the higher rental revenues.


1999 vs. 1998

CONSOLIDATED
     The Company reported consolidated net income of $4.7 million for 1999 compared to $3.6 million for 1998. Higher net income in 1999 was due to improved results from all of the Company's business segments and to lower interest expense. In addition, net income for 1998 included an extraordinary loss of $744,000 (net of taxes) for the prepayment of $20 million of debt.
     General and administrative expenses for 1999 were higher than 1998 by 9% or $1.3 million. Included in 1999 were $1.1 million of deferred cost write-offs for consultants who were engaged to analyze and develop potential strategic plans for the Company. These costs were charged to expense in the second quarter of 1999 because of the then pending sale of approximately 41% of the Company's outstanding shares by certain shareholders. Other components of the increased expense in 1999 were increased accruals for bonus incentives for the Company's non-bargaining personnel and a reserve for the Company's portion of costs of filtration of certain water wells on Maui (see Note 13 to Consolidated Financial Statements). Partially offsetting these increases were lower pension expense as a result of favorable investment experiences and lower expense for postretirement health and life insurance because of lower premium cost and a reduction in the number of covered employees.
     Interest expense was lower in 1999 by 40% compared to 1998 as a result of lower average borrowings and interest rates and because of a greater amount of interest capitalized in 1999. Borrowings were lower in 1999 because a large part of the 1999 capital expenditures and other cash outflows for investing activities were funded by cash flows from operating activities. The higher amount of interest capitalized was due largely to commencing construction during 1999 of the Village Course Clubhouse and Kapalua Golf Academy.

PINEAPPLE
     Pineapple revenues decreased in 1999 by 3% or $3.1 million compared to 1998. Operating profit was $6.1 million in 1999 compared to $5.5 million in 1998. Lower revenues were due largely to a decline in case sales volume (the number of cases
sold) of canned pineapple.   Lower case sales volume was
attributed in part to a planned reduction in the acreage planted to eliminate planting in unreliable fields with a history of low yields. The decrease in case volume also was attributable to a substantial increase in imports of canned pineapple into the United States during the second half of 1999. The decrease in revenues caused by lower sales volume was partially offset by higher average prices. Higher average prices in 1999 were largely the result of low inventories of imports at the beginning of the year, which kept prices firm through the first half of 1999. Competitive pressure on prices increased in the second half of 1999, reflecting the large increase in imports after May.
     Pineapple cost of sales decreased in 1999 by 4% or $2.8 million largely because of the decrease in case sales volume. Average cost of sales per case of pineapple sold was higher in 1999 primarily because in 1998 there was a partial liquidation of LIFO inventories, resulting in lower costs from prior years being included in cost of sales. Cost of sales for 1998 would have been higher by $1.6 million based on current production costs for 1998. Unit production cost in 1999 and 1998 were approximately the same.
     Lower shipping and selling costs in 1999, as a result of the reduction in case sales volume and decreased general and administrative costs, more than offset increased marketing expenses.

RESORT
     Kapalua Resort revenues, including operations and development, increased in 1999 by 14% or $6 million compared to 1998. Resort operating profit was $5.7 million in 1999 compared to $5.2 million in 1998. Approximately 30% of the revenue increase in 1999 was due to tournament operations fees received for hosting the Mercedes Championships in January of 1999. Costs and expenses to host the tournament more than offset the tournament operations fees and were charged primarily to marketing expense in 1999. In 1998, Kapalua did not host a major golf tournament; thus, the 1999 tournament expenses were the primary reason for the increase in Resort marketing expense in 1999.
     Revenue from the sale of real estate inventories increased 3% in 1999 and the contribution to operating profit was $2.2 million in 1999 compared to $2.8 million in 1998. In the fourth quarter of 1999, construction and sale of fourteen single-family lots in Plantation Estates Phase II began. Profit was recognized in 1999 on the percentage-of-completion method for sales that closed prior to year-end. Construction was substantially complete in the second quarter of 2000. Sale of Resort real estate inventories in 1998 included a December 1998 sale of a 75-acre parcel in Plantation Estates Phase II.
     Revenues from the Resort golf operations increased 8%, merchandise sales increased 16%, income from The Kapalua Villas rental program increased 20% and income from lease rents increased 58%. A large part of the increase in lease rent income was attributable to recognizing lease rents from The Ritz Carlton, Kapalua Hotel as of January 1, 1999. The Company did not recognize revenue from that ground lease since December 31, 1995, as a result of an agreement to offset lease rents against a previous loan from the partnership that originally owned the hotel. As of January 1, 1999, the remaining loan balance was canceled. For accounting purposes, the loan was written off against the related off site improvements in 1995. In addition to these lease rents, revenue increased in 1999 because of increased hotel room occupancies throughout the Resort and at The Kapalua Villas, as well as higher room rates at The Kapalua Villas, an increase in paid rounds of golf and higher green fees and cart fees.

COMMERCIAL & PROPERTY
     Revenue from Commercial & Property was $4.4 million in 1999 compared to $4.1 million in 1998. Gains from land sales of $223,000 in 1999 were comparable to 1998. The segment produced an operating loss of $454,000 in 1999 compared to $1.1 million in 1998. The primary reason for the lower operating loss was a reduction in the loss from Kaahumanu Center. The Company's equity in losses of Kaahumanu Center Associates was $900,000 in 1999 or $340,000 less than 1998. Improved results from Kaahumanu Center primarily reflected increased rental revenues because of an increase in the percentage of space occupied and higher sales reported by the tenants, higher recoveries of common area costs and lower expense for bad debts.


LIQUIDITY AND CAPITAL RESOURCES
     At December 31, 2000, the Company's total debt, including capital leases, was $44.5 million, an increase of $16 million from year-end 1999. Unused short- and long-term credit lines available to the Company at December 31, 2000 totaled $7.9 million. The increased debt level in 2000 primarily was the result of negative cash flows from Pineapple operations and construction activity at the Kapalua Resort. In 2000, the Resort completed construction of the Village Course Clubhouse and Kapalua Golf Academy. Although cash flow requirements for the Company's Pineapple operations are seasonal, overall, cash flow from Pineapple operations are expected to improve in 2001 as a lower level of production is planned. Distribution of proceeds from the closing of condominium sales by the Kapalua Coconut Grove LLC also is expected to contribute to debt reduction in 2001. All of the 36 luxury beachfront condominiums, called The Coconut Grove on Kapalua Bay, presently are under binding sales contract. The condominium units are scheduled for completion beginning in April 2001 and sales are scheduled to close thereafter. Construction of improvements for the 31 lot Pineapple Hill Estates subdivision is expected to begin in the first quarter of 2001 and may result in increased debt as proceeds received in December 2000 from the closing of twelve lot sales were used to reduce debt in 2000. The credit facilities currently available to the Company are estimated to be adequate to cover the 2001 cash requirements.
     Resort capital expenditures and planning costs are expected to be $8.2 million in 2001. This amount includes approximately $4 million for replacements, the most significant being renovation of the Bay Course and replacement of its irrigation system. Pineapple capital expenditures are expected to be $5.9 million in 2001 of which approximately $3.8 million is for the replacement of existing equipment and facilities. Other capital expenditures and planning and entitlement costs are anticipated to be approximately $3 million in 2001. This includes $1.9 million for completion of the implementation and installation of an integrated accounting and information system.
     The Company, as a partner in various partnerships, may under particular circumstances be called upon to make additional capital contributions (see Note 3 to Consolidated Financial Statements).

IMPACT OF INFLATION AND CHANGING PRICES
     The Company uses the LIFO method of accounting for its pineapple inventories. Under this method, the cost of products sold approximates current cost and, during periods of rising prices, the ending inventory is reflected at an amount below current cost. The replacement cost of pineapple inventory was $26.5 million at December 31, 2000, which was $11 million more than the amount reflected in the financial statements.
     Most of the land owned by the Company was acquired from 1911 to 1932 and is carried at cost. A small portion of "Real Estate Held for Sale" represents land cost. Replacements and additions to the Pineapple operations occur every year and some of the assets presently in use were placed in service in 1934. At Kapalua, some of the fixed assets were constructed and placed in service in the mid-to-late 1970s. Depreciation expense would be considerably higher if fixed assets were stated at current cost.

MARKET RISK
     The Company's primary market risk exposure with regard to financial instruments is to changes in interest rates. The Company manages this risk by monitoring interest rates and future cash requirements and evaluating opportunities to refinance borrowings at various maturities and interest rates. At December 31, 2000, 77% of the Company's short- and long-term borrowing commitments carried interest rates that were periodically adjustable to the prime rate, a Federal Farm Credit Bank index rate or to a LIBOR rate and 23% carried interest at fixed rates. Based on debt outstanding at the end of 2000, a hypothetical decrease in interest rates of 100 basis points would increase the fair value of the Company's long-term debt by approximately $388,000. At December 31, 2000, the carrying value of the Company's long-term debt exceeded the fair value by approximately $314,000 as a result of a general increase in quoted interest rates.

FORWARD-LOOKING STATEMENTS
     The Company's Annual Report to Shareholders contains forward-looking statements (within the meaning of Private Securities Litigation Reform Act of 1995) as to the future of new products and new business development, future cost reductions in pineapple operations, results of the International Trade Commission's "Sunset Review" of antidumping duties on canned pineapple, completion of development and close of sales of condominiums comprising The Coconut Grove on Kapalua Bay, completion of development and sale of Pineapple Hill Estates, extension of the PGA TOUR and Mercedes-Benz contract for the Mercedes
Championships and 2001 expectations as to cash flow. In addition, from time to time, the Company may publish forward-looking statements as to those matters or other aspects of the Company's anticipated financial performance, business prospects, new products, marketing initiatives or similar matters.
     Forward-looking statements contained in the Annual Report to Shareholders or otherwise made by the Company are subject to numerous factors (in addition to those otherwise noted in the Company's Annual Report or in its filings with the Securities and Exchange Commission) that could cause the Company's actual results and experience to differ materially from expectations expressed by the Company. Factors that might cause such differences, among others, include (1) changes in domestic, foreign or local economic conditions that affect availability or cost of funds, or the number, length of stay or expenditure levels of international or domestic visitors, or agricultural production and transportation costs of the Company and its competitors or Maui retail or real estate activity; (2) the effect of weather conditions on agricultural operations of the Company and its competitors; (3) the success of the Company in obtaining land use entitlements; (4) the possibility of an unfavorable outcome in the "Sunset Review" of antidumping duties;
(5) events in the airline industry affecting passenger or freight capacity or cost; (6) possible shifts in market demand; and (7) the impact of competing products, competing resort destinations and competitors' pricing.


MAUI LAND & PINEAPPLE COMPANY, INC.
Officers

President & Chief Executive Officer
Gary L. Gifford

Executive Vice President/Finance
Paul J. Meyer

Executive Vice President/Pineapple
Douglas R. Schenk

Executive Vice President/Resort
Donald A. Young

Vice President/Human Resources
J. Susan Corley

Vice President/Retail Property
Scott A. Crockford

Vice President/Land Management & Development
Warren A. Suzuki

Treasurer
Darryl Y. H. Chai

Controller & Secretary
Adele H. Sumida


Directors

Richard H. Cameron--Chairman
Private Investor

John H. Agee
President and Chief Executive Officer
Ka Po'e Hana LLC

David A. Heenan
Trustee
The Estate of James Campbell

Randolph G. Moore
Chief Executive Officer
Kaneohe Ranch

Claire C. Sanford
Co-owner
Top Dog Studio

Fred E. Trotter III
President
F. E. Trotter, Inc.

Daniel H. Case-Director Emeritus
Chairman of the Board
Case Bigelow & Lombardi

Mary C. Sanford-Director Emeritus
Retired Chairman of the Board
Maui Publishing Company, Ltd.

Compensation Committee

Fred E. Trotter III-Chairman
John H. Agee
Richard H. Cameron
Daniel H. Case
David A. Heenan
Randolph G. Moore
Claire C. Sanford
Mary C. Sanford


Audit Committee

Randolph G. Moore-Chairman
David A. Heenan
Fred E. Trotter III



PRINCIPAL SUBSIDIARIES

MAUI PINEAPPLE COMPANY, LTD.
Officers

President & Chief Executive Officer
Douglas R. Schenk

Executive Vice President/Sales & Marketing
James B. McCann

Executive Vice President/Finance
Paul J. Meyer

Vice President/Quality Assurance & Product Development
Eduardo E. Chenchin

Vice President/Agricultural Business Development
L. Douglas MacCluer

Treasurer
Darryl Y. H. Chai

Secretary
Adele H. Sumida

Controller
Stacey M. Jio

Directors

Richard H. Cameron-- Chairman
John H. Agee
Gary L. Gifford
David A. Heenan
Paul J. Meyer
Randolph G. Moore
Claire C. Sanford
Douglas R. Schenk
Fred E. Trotter III
Daniel H. Case-Director Emeritus
Mary C. Sanford-Director Emeritus


KAPALUA LAND COMPANY, LTD.
Officers

President & Chief Executive Officer
Donald A. Young

Executive Vice President/Finance
Paul J. Meyer

Vice President/Marketing
Kim D. Carpenter

Vice President/Administration
Caroline P. Egli

Vice President/Development
Robert M. McNatt

Vice President/Resort Operations
Gary M. Planos

Vice President/Kapalua Club & Villas
David M. Sosner

Treasurer
Darryl Y. H. Chai

Secretary
Adele H. Sumida

Controller
Russell E. Johnson

Directors

Richard H. Cameron-- Chairman
John H. Agee
Gary L. Gifford
David A. Heenan
Paul J. Meyer
Randolph G. Moore
Claire C. Sanford
Fred E. Trotter III
Donald A. Young
Daniel H. Case-Director Emeritus
Mary C. Sanford--Director Emeritus