Form 10-K, Exhibit 13
period 2002-12-31
MAUI LAND & PINEAPPLE CO INC
filed 2003-03-26
CIK 63330

MAUI LAND & PINEAPPLE COMPANY, INC
ANNUAL REPORT
2002

CONTENTS

Letter to Shareholders                                          2
Pineapple                                                       4
Resort                                                          5
Commercial & Property                                           6
Independent Auditors' Report                                    7
Consolidated Balance Sheets                                     8
Consolidated Statements of Operations and Retained Earnings    10
Consolidated Statements of Comprehensive Income                10
Consolidated Statements of Cash Flows                          11
Notes to Consolidated Financial Statements                     12
Quarterly Earnings                                             19
Common Stock                                                   20
Selected Financial Data                                        20
Management's Discussion and Analysis of
  Financial Condition and Results of Operations                21
Officers and Directors                          inside back cover











THE COMPANY

     Maui Land & Pineapple Company, Inc., a Hawaii corporation, the successor to a business organized in 1909, is a land-holding and operating company with several wholly owned subsidiaries, including two major operating companies, Maui Pineapple Company, Ltd. and Kapalua Land Company, Ltd. The Company, as used herein, refers to the parent and its subsidiaries. The Company's principal business activities are Pineapple, Resort and Commercial & Property.

     The Company owns approximately 28,600 acres of land on the island of Maui, of which about 8,400 acres are used directly or indirectly in the Company's operations. The Company employed approximately 1,870 people in 2002 on a year-round or seasonal basis.

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

     Commercial & Property includes the operations of various properties, including Queen Ka'ahumanu Center, the largest retail and entertainment center on Maui. It also includes the Company's land entitlement and management activities and land sales and development activities that are not part of the Kapalua Resort.




Front cover: Eke Crater, Pu'u Kukui Preserve. Kapalua Village Course in the foreground.
Back cover:  Detail of Pu'u Kukui Watershed
The Company's Pu'u Kukui Preserve Watershed, the largest private nature preserve in the State of Hawaii, provides an average of 26 million gallons of water per day for the Company's Honolua pineapple plantation, Kapalua Resort and parts of West Maui.


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



Printed in Hawaii
10-K REPORT
Shareholders who wish to receive, free of charge, a copy of the Company's 10-K Report to the Securities and Exchange Commission
(excluding certain exhibits) may write to:

     Corporate Secretary
     Maui Land & Pineapple Company, Inc.
     P. O. Box 187
     Kahului, Hawaii 96733-6687


OFFICES
Corporate Offices                    Pineapple Marketing Office

Maui Land & Pineapple Company, Inc.  Maui Pineapple Company, Ltd.
P. O. Box 187                        P. O. Box 4003
Kahului, Hawaii  96733-6687          Concord, California
Telephone:  808-877-3351               94524-4003
Fax:  808-871-0953                   Telephone:  925-798-0240
www.mauiland.com                     Fax:  925-798-0252

Maui Pineapple Company, Ltd.
P. O. Box 187
Kahului, Hawaii  96733-6687
Telephone:  808-877-3351
Fax:  808-871-0953
www.pineapplehawaii.com

Kapalua Land Company, Ltd.
1000 Kapalua Drive
Kapalua, Hawaii  96761-9028
Telephone:  808-669-5622
Fax:  808-669-5454
www.kapaluamaui.com

Queen Ka'ahumanu Center
275 Kaahumanu Avenue
Kahului, Hawaii   96732-1612
Telephone:  808-877-3369
Fax:  808-877-5992
www.kaahumanu.net

Transfer Agent & Registrar           Independent Auditors

Mellon Investor Services LLC         Deloitte & Touche LLP
P. O. Box 3315                       1132 Bishop Street,
South Hackensack, New Jersey           Suite 1200
  07606-1915                         Honolulu, Hawaii
Telephone:  800-356-2017               96813-2870
www.melloninvestor.com               Telephone:  808-543-0700




MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
FINANCIAL HIGHLIGHTS

                                      2002            2001        2000
                             (Dollars in Thousands Except Per Share Amounts)

REVENUES
  Pineapple                      $   99,153     $   97,426     $ 85,892
  Resort                             49,757         70,078       50,262
  Commercial & Property               6,520          5,029        5,043
  Corporate                              35             47          286

Total                               155,465        172,580      141,483

NET INCOME (LOSS)                    (5,709)         7,568          452

NET INCOME (LOSS) PER
  COMMON SHARE                   $     (.79)    $     1.05     $    .06

AVERAGE COMMON
  SHARES OUTSTANDING              7,195,800      7,195,800    7,195,800

TOTAL ASSETS                     $  184,195     $  176,433     $169,951

CURRENT RATIO                           1.9            2.1          1.7

LONG-TERM DEBT and
  CAPITAL LEASES                 $   43,252     $   39,581     $ 41,012

STOCKHOLDERS' EQUITY                 62,739         73,419       65,922

STOCKHOLDERS' EQUITY PER
  COMMON SHARE                   $     8.72     $    10.20     $   9.16

EMPLOYEES                             1,870          1,830        1,890







TO OUR SHAREHOLDERS and EMPLOYEES:

     2002 was a very challenging year for the Company, resulting in disappointing financial results and the second largest loss in the history of ML&P. In 2002, the Company had a net loss of $5.7 million, which was a significant decline from the net income of $7.6 million in 2001. Both of the Company's major business segments, Pineapple and Resort, realized a significant decline in 2002 operating results as compared to 2001. Although the Company's third business segment, Commercial & Property, showed improved results in 2002, it still incurred an operating loss for the year.
     Our Pineapple operations produced a $7.9 million operating loss. The increase in canned pineapple prices that we anticipated early in the year from prices experienced in 2001 did not materialize in 2002. We were unable to take advantage of the strong demand for our Hawaiian Gold (trademark) hybrid pineapple in 2002, partially as a result of not expanding plantings to the extent we were capable of in prior years. Litigation to defend our right to grow certain hybrid pineapple varieties represented a large expense and cash drain in 2002. The West Coast dockworkers dispute in the fourth quarter of 2002 increased the operating loss from Pineapple operations by over $800,000 and limited our ability to ship fresh pineapple products efficiently by ocean transportation.
     Although the loss from Pineapple operations increased by $4.7 million in 2002, further progress was made in the transition away from dependency on canned pineapple to higher margined non-canned pineapple products. Net sales from non-canned products increased to 30% of pineapple net sales in 2002, from 25% in 2001 and 17% in 2000. Revenues from Pineapple operations for 2002 were $99.2 million or 2% higher than 2001 and our total gross margin increased in 2002. However, increased revenues and gross margins were overshadowed by higher general and administrative expenses, in particular increased charges for professional services, pension, insurance and medical premiums. We expect most of the legal costs will not continue after 2003, but it is more difficult to find an acceptable method to control the rising costs of pension, insurance and medical premiums.
In 2003, we have been working closely with a highly regarded consultant to produce a linear optimization model to analyze and develop a product mix optimization plan. We believe this model will facilitate our efforts to reshape pineapple operations.
     Overall, the Resort division produced a total operating profit of $2.8 million in 2002, compared to an operating profit of $19.8 million in 2001. Our resort operations managed to remain profitable in 2002, although far short of the peak year of 2000 when the resort produced an operating profit from operations (excluding real estate development) of $7.2 million. Recovery for Hawaii's visitor industry from the events of September 11, 2001 has been much slower than expected with continued challenges from a weak U.S. economy, difficult air travel and the threat of a U.S. military conflict. In 2002, Kapalua experienced a sustained decline in resort occupancy and golf play, which are the primary financial drivers for resort operations. In spite of these challenges, we continue to maintain the highest quality of the Kapalua experience and our position as one of the world's finest resort communities.
     Demand for luxury resort residential property strengthened in 2002. Our development profit, however, was limited due to low inventory of new product compared to 2001 when we closed the sale of all 36-luxury condominiums in the Coconut Grove at Kapalua Bay and 20 of the 31 lots in Pineapple Hill Estates. In 2002, we sold nine of the remaining 11 Pineapple Hill Estates lots and the last two lots at Plantation Estates. We are actively pursuing entitlements for future resort development and anticipate having a new large-lot agricultural subdivision at Kapalua available for sale before the end of 2003.
     The Commercial & Property division loss was reduced in 2002 to $91,000 from $1.4 million in 2001. Queen Ka'ahumanu Center produced better results in 2002 largely as a result of less tenant turnover. In December 2002, J.C. Penney announced it was closing its store and, after producing very good sales results for Christmas, J.C.
Penney vacated the premises at the end of January 2003. Macy's West, Inc. purchased the J.C. Penney leasehold position and building and we anticipate an exciting new store will open by fourth quarter 2003.
     As of December 31, 2002, the sale of 13 of 45 lots in the long awaited Kapua Village employee subdivision closed escrow and we expect the remaining lots to close in the first half of 2003. In early 2002, the Commercial
& Property division recorded the sale of a land parcel in Upcountry Maui, which helped to reduce the 2002 operating loss by $624,000.
     The Company ended 2002 with a debt level of $50.1 million or $6.8 million higher than the prior year.
Aside from the net loss and certain timing variations in cash flows, the debt level increased because the Company incurred over $10 million of capital expenditures in 2002. We did not feel that it was prudent to delay necessary replacement of equipment and facilities or to forego investing in property, plant and equipment to expand growing areas of our businesses. Included in 2002 capital expenditures was approximately $2.8 million for completion of the integrated accounting system that began over two years ago. Part of the system "went live" on January 1, 2002 and the remainder "went live" on January 1, 2003. We anticipate producing more timely and thorough reporting in the near future as well as improving service to our customers with the new system.
In 2002, we began installation of a new fresh fruit packing facility for our Hali'imaile division. We expect this will be completed in early 2003 and should greatly facilitate our ability to consistently deliver high quality, fresh pineapple to our customers, allow for greater efficiency and accommodate higher production volume. Capital expenditures in 2002 included almost $2 million for the purchase of additional land and equipment in Costa Rica as part of expanding our Central America pineapple plantation. The successful expansion of this business is an important part of our business plan.
     In January 2003, the Company again hosted the Mercedes Championships, the PGA Tour season-opening event. This prestigious golf tournament, which provides invaluable marketing exposure for the resort, was another great success highlighted by the spectacular beauty of Kapalua and the record-setting performance of Ernie Els.
     On January 31, 2003, the Company's pineapple employees' collective bargaining contract with the International Longshore and Warehouse Union (ILWU) expired. On February 7, 2003, an agreement was reached with the ILWU to extend the existing contract to February 7, 2004. We believe union members will ratify the agreement.
     On January 31, 2003, the Company's labor contract with groundskeepers for the Kapalua Resort expired and the Company has been in negotiations with the ILWU group that represents about 100 employees. On February 14, 2003, the union members voted to authorize a strike. The Company and union negotiators participated in a Federal mediation session on February 25 and, as of the date of this letter, differences between the Company and the union remain unresolved.
     In early March 2003, we announced my retirement from the Company and Richard's stepping down as Chairman of the Board, both effective as of May 27, 2003. Director David Heenan will assume the position of Chairman of the Board and, in the interim, Mr. Heenan has begun the search process to identify a new chief executive officer.
     As displayed on the front and back covers of this annual report, Maui Land & Pineapple Company proudly continues to practice prudent stewardship of our water and land resources. Our beautiful, world-class resort and very attractive commercial properties are enjoyed and appreciated by visitors and residents alike. While the market for canned pineapple is diminishing, there is a core level of demand for 100% Hawaiian USA canned pineapple and our Hawaiian Gold (trademark) hybrid pineapple is a growing market. With the support of our dedicated and conscientious employees, the Company will succeed in the long term by balancing our responsibilities to shareholders, employees, customers and community. We extend our sincere appreciation to everyone who works at Maui Land & Pineapple Company for your loyalty and commitment over the years.


/S/RICHARD H. CAMERON
Richard H. Cameron
Chairman


/S/GARY L. GIFFORD
Gary L. Gifford
President & CEO

March 14, 2003




PINEAPPLE

     The Company's Pineapple division reported an operating loss, before allocated interest and income taxes, of $7.9 million for the year 2002, compared to an operating loss of $3.2 million for 2001. Pineapple revenues for 2002 were $99 million, up 2% from 2001.
Total gross margin also increased by 17% over the previous year.
     Increased operating losses were principally attributable to higher general and administrative expenses, which increased by $4.9 million in 2002 compared to 2001. The most significant increases in general and administrative expenses were from higher legal fees, pension expense and insurance costs. The Company also experienced lower average pricing for its processed products and higher shipping and marketing costs. A portion of the increase in shipping and marketing was attributable to the labor dispute that affected West Coast ports in the fourth quarter of 2002.
     During the year, we made steady progress in the transformation of the company away from canned product and toward our higher margin fresh whole and fresh cut pineapple and juice products packed in polyethyleneteraphthalate bottles (PET). These products comprised 30% of net sales in 2002 compared to 25% in 2001. While revenue from canned pineapple declined, all of our other business categories, Hawaiian Gold (trademark) hybrid pineapple, Maui Fresh (trademark) fresh-cut products, PET juice and Royal Coast (registered) Gold extra sweet hybrid pineapple produced higher total revenue in 2002.
     Canned pineapple fruit and juice products, still the Pineapple division's largest product line, had a 1% drop in case sales volume and a 3% drop in average pricing per case. The company continued to face competitive market conditions throughout 2002. For the eleven months ended November 2002, total imports of canned pineapple fruit into the United States increased by 5% and average unit value of imports increased by 7% over the same period for 2001.
     Total canned fruit case volume was down 6% and average prices were lower by 2%. Within the grocery fruit category, case volume was up 4%, however, average prices were lower by 2%. Case volume of canned fruit sold to the U. S. government was 25% lower in 2002 compared to 2001 and average pricing was down 1%. Canned juice revenue for 2002 was ahead of 2001 by 5%, primarily on the strength of government purchases.
     PET juice case volume increased 6% while average prices declined 1%. Case sales volume and the average price for pineapple concentrate increased by 54% and 10%, respectively, as the market firmed throughout the year.
     The Hawaiian fresh whole pineapple business increased 33% in volume and had a 36% increase in revenue over 2001. These increases reflected a higher production volume of Hawaiian Gold (trademark) hybrid pineapple. Additionally, sales of the traditional Champaka fruit grew in 2002 as demand was relatively strong. The tonnage of fresh whole pineapple sold in Hawaii in 2002 declined by 10%, largely reflecting decreased tourism in the wake of events on September 11, 2001.
     Sales of fresh cut pineapple products in 2002 under the Maui Fresh (trademark) label increased 17% in case volume and 23% in revenue over 2001. The fresh cut fruit category continues to be a major growth opportunity for the Company.
     Revenue from the Royal Coast fresh whole pineapple business in Central America increased 18% in 2002 compared to 2001, while the number of tons sold remained about the same. These results reflect a greater percentage of the higher-priced, extra sweet hybrid fruit being sold in 2002 as well as overall improved fruit quality, commanding higher market prices in both the U.S. and Europe.
     Total tonnage of pineapple processed at the cannery in 2002 decreased by 8% from 2001 due to a planned reduction in acreage under cultivation. This planned reduction in acres planted primarily occurred on the company's West Maui plantation where heavy highway traffic often results in delayed fruit deliveries and high transportation costs. Some of these acres will be replaced with land in East Maui. Fruit recovery (salable product per ton of fruit processed) was 3% higher than in 2001 while juice recovery was 4% lower. The higher fruit recovery is attributed to improved harvest control while the lower juice recovery is largely due to drier weather conditions. In 2002, the overall rainfall pattern on Maui was close to the latest five-year averages. During the summer, however, conditions were particularly hot and dry, resulting in some fruit quality issues.
     Antidumping duties on canned pineapple from Thailand were in effect throughout 2002. In December, the U.S. Department of
Commerce announced the final results of the sixth annual review.
As a result, duties for certain Thai pineapple producers were reduced, but all canned pineapple producers except one remain under the antidumping order. In December, the company received a $530,000 cash distribution from the U.S. Customs Service. This distribution was made pursuant to the Continued Dumping and Subsidy Offset Act of 2000, which provides for distribution of antidumping duties to injured domestic producers.
     As we enter 2003, growing and managing the fresh whole
Hawaiian Gold (trademark) hybrid pineapple, Maui Fresh (trademark) fresh-cut products, PET juice and Royal Coast (registered) Gold extra sweet hybrid pineapple will be the priority as we continue our efforts to transition our Company toward the production of higher margin fresh products.

RESORT

     As expected, profits for the Resort division decreased significantly from the record level in 2001. Total operating profit, before allocated interest and taxes, was $2.8 million in 2002 compared to $19.8 million for the prior year. Most of the profit reduction was attributable to the limited inventory of new real estate product available for sale in 2002.
     Development profit in 2002 was limited to the sale of 11 single-family residential lots -- nine in Pineapple Hill Estates and two in Plantation Estates. In 2001, we recorded profit on the sale of 57 development properties -- 20 Pineapple Hill Estates lots, 36 luxury beachfront condominiums in Coconut Grove on Kapalua Bay and a one-acre parcel next to the Ironwoods condominiums. Coconut Grove, which was developed through a 50/50 partnership with YCP Site 29, Inc., had the most significant impact on 2001 results with a profit contribution of $11.5 million on total sales of $70.3 million.
     In February 2003, another Pineapple Hill Estates lot closed escrow leaving one remaining lot unsold of the 31 half-acre lots in this second and last phase of Pineapple Hill subdivision. The remaining lot was invested in a joint venture in 2002 for the purpose of building a completed residence for sale. Construction should be completed in March 2003 and the home is listed for sale with Kapalua Realty at $3.3 million.
     Overall, the demand for resort real estate increased during 2002 due to limited inventory, low interest rates and improved real estate market conditions. Excluding new product, total resale dollar volume of Kapalua real estate increased 47% in 2002 to $61 million. Kapalua Realty participated in 57% of all resort real estate transactions and made a significant contribution to both development and resort operations.
     In addition to the Pineapple Hill Estates home, the only new real estate product presently available for sale is a unique 6.5-acre oceanfront parcel at Kalaepiha Point, situated between Mokuleia Beach and Honolua Bay. A conservation district use application (CDUA) was approved in 2002, subdividing the property from a larger parcel. This property is currently being marketed for sale, but will require a second CDUA to allow a potential buyer to build a home on this site.
     Although we do not have other new projects presently available for sale, there has been important progress on planning and entitlements for future resort development.
     In 2002, we were granted preliminary approval for a new large-lot agricultural subdivision next to Plantation Estates. Final subdivision approval for the 25 lots in Phase I is required before these lots will be available for sale.
     Design and entitlement work continues on our Central Resort master plan, which features new residential development, a resort spa and a commercial town center. The Village Clubhouse and Golf Academy, completed in 2001, and the unique Honolua Store are important elements of this master plan.
     During 2002, an environmental impact statement was completed and accepted for Kapalua Mauka. The rezoning process for this 925-acre site surrounding the Village Golf Course can now begin with current plans providing for up to 690 residential units and some commercial components. Estimating the timing of obtaining the necessary land use entitlement is always difficult and it may be several years before construction could start and product is available for sale. Completion of this development could take 10 to 15 years.
     For resort operations, 2002 was even more difficult than expected, due mostly to a much slower recovery for Hawaii's visitor industry from the events of September 11, 2001. Although there was a positive trend for much of the year, overall hotel occupancy statewide increased only about 1% to 72%, while Maui's occupancy decreased 4% to 72%. In general, Hawaii's visitor industry continues to face concerns related to a weak U.S. economy, difficult air travel and the threat of a U.S. military conflict.
     Kapalua resort occupancy fell by 8% from prior year levels, reflecting a decline in group business and an increasingly competitive vacation market. Occupancy for Maui and Kapalua largely drives our resort operations revenue and profits. As a result of the occupancy decline, 2002 profit from resort operations decreased $1.1 million. Gross revenue decreased 3% from 2001 with all major revenue segments (golf, villas, retail and leasing) showing declines. Excluding revenue-related expenses, total operating costs for 2002 increased less than 1%.
     As part of our commitment to provide one of the world's finest resort golf experiences, we completed installation of a new irrigation system and cart paths on the Bay Course in 2002. This, coupled with increased attention to our Plantation and Village courses, has resulted in improvements in the condition of all three courses that were highlighted during the 2003 Mercedes Championships and Ernie Els' record-setting victory. This prestigious event continues to provide Kapalua with invaluable marketing exposure throughout the world.
     The outlook for 2003 is for modest improvement from both development and resort operations. Development opportunities will be limited by the lack of new product inventory while projections for our resort operations depend on continued recovery of Hawaii's visitor industry and increased occupancy. We continue to believe Kapalua remains well positioned for the future.

COMMERCIAL & PROPERTY

     The Commercial & Property business segment showed significant improvement in 2002 with an operating loss, before allocated interest and taxes, of $91,000 in 2002 compared to a loss of $1.4 million in 2001. Total 2002 revenues for the segment increased 30% to $6.5 million. Most of the 2002 improvement came from non-resort real estate sales.
     The sale of an 8.9-acre parcel in Upcountry Maui contributed $624,000 to revenues and operating profit in the first quarter of 2002. Work on construction of infrastructure improvements for the 45-lot Kapua Village employee subdivision in West Maui commenced in May of 2002 and was substantially completed by December 2002. Sale of 13 lots closed in 2002 and the remaining lots are expected to
close in the first half of 2003.   The planning and entitlement
process continued for properties outside of the Kapalua Resort.
The Environmental Impact Statement (EIS) was completed for the 40-acre mixed use Upcountry Town Center development in Pukalani.
While the EIS was challenged, we hope to have County of Maui Planning Commission hearings in 2003 and gain final project approval in 2004. Tenant interest in the proposed shopping center component of the development remains strong.
     Conceptual planning has begun on our non-resort West Maui lands and our Hali'imaile lands, which are centered around 11 acres and currently zoned for commercial and light industrial use. These plans will be included in General Plan and Community Plan updates soon to be reviewed by the County of Maui.
     Drilling of a new well in Upcountry Maui did not commence as planned in 2002 due to delays in reaching an agreement with the County of Maui Department of Water Supply on dedication of the well and improvements and granting of water source credits to the Company. The well drilling permit approved by the State of Hawaii in 2001 expired in 2002. Another application will be submitted when an acceptable location for the new well is agreed upon with the County.
     The Company's commercial property operations showed improvement in 2002 with an operating loss of $416,000 compared to $744,000 in 2001. Maui retail trends have been similar to the visitor industry with improvement in the second half of 2002, but full-year declines compared to 2001. Despite strong December sales, full-year retail sales for our two commercial properties declined for the second consecutive year -- by 3% at Queen Ka'ahumanu Center and 5% at Napili Plaza.
     Total joint venture losses at Queen Ka'ahumanu Center, the 570,000 sq. ft. regional mall in Kahului that we manage as part of a joint venture with the State of Hawaii Employee Retirement System, was $2.5 million in 2002 compared to $2.9 million in 2001. The Company's share of joint venture losses, net of management fees and other related revenues and expenses, showed a reduced loss of $596,000 in 2002 compared to $932,000 in 2001. Most of this improvement was due to lower administrative expenses that were mostly related to reduced store closing expenses. In 2002, there was a net increase in tenant leasing at Queen Ka'ahumanu Center of 14,000 sq. ft. bringing the year-end occupancy for the mall to 98%. In late 2002, Macy's West, Inc. purchased the lease and store improvements from J.C. Penney and announced plans to expand its Macy's operation into the 83,000 sq. ft. J.C. Penney space. J.C. Penney officially closed its Queen Ka'ahumanu Center store in January 2003 and the renovation for Macy's is scheduled for completion in the third fourth quarter of 2003.
     We do not expect any significant improvement in 2003 for the Maui retail market due to the slow recovery of the visitor industry and uncertain economic environment. Although we expect continued strong demand for residential real estate on Maui, we have limited non-resort opportunity due to the lack of entitled development property. Emphasis will continue to be given to land planning and entitlements for future development consistent with the needs of our community.





INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors of Maui Land & Pineapple Company,
Inc.:

     We have audited the accompanying consolidated balance sheets of Maui Land & Pineapple Company, Inc. and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Maui Land & Pineapple Company, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.


/S/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Honolulu, Hawaii
February 14, 2003





MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

                                                2002           2001
                                               (Dollars in Thousands)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                  $    658       $  2,173
  Accounts and notes receivable,
    less allowance of $572 and $689
    for doubtful accounts                      22,315         15,992
  Refundable income taxes                       3,031            322
  Inventories
    Pineapple products                         14,488         15,822
    Real estate held for sale                   2,134          3,709
    Merchandise, materials and supplies         6,743          6,894
  Prepaid expenses and other assets             5,354          4,188

  Total Current Assets                         54,723         49,100

OTHER ASSETS                                   17,274         14,287

PROPERTY
  Land                                          6,411          5,384
  Land improvements                            60,214         59,503
  Buildings                                    59,852         59,244
  Machinery and equipment                     130,337        125,573
  Construction in progress                      7,833          5,602

  Total Property                              264,647        255,306
  Less accumulated depreciation               152,449        142,260

  Net Property                                112,198        113,046

TOTAL                                        $184,195       $176,433




                                                2002           2001
                                               (Dollars in Thousands)
LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable and current portion
    of long-term debt                        $  6,579     $    3,287
  Current portion of capital lease
    obligations                                   267            472
  Trade accounts payable                       13,057         10,534
  Payroll and employee benefits                 4,241          4,640
  Income taxes payable                            418          1,635
  Customers' deposits                           1,213          1,240
  Other accrued liabilities                     3,446          1,829

  Total Current Liabilities                    29,221         23,637

LONG-TERM LIABILITIES
  Long-term debt                               42,256         38,295
  Capital lease obligations                       996          1,286
  Accrued retirement benefits                  33,089         24,072
  Accumulated losses of joint venture
    in excess of investment                    12,840         11,518
  Other noncurrent liabilities                  1,867          3,636

  Total Long-Term Liabilities                  91,048         78,807

MINORITY INTEREST IN SUBSIDIARY                 1,187            570

CONTINGENCIES AND COMMITMENTS

STOCKHOLDERS' EQUITY
  Common stock--no par value, 7,200,000
    shares authorized, 7,195,800 shares
    issued and outstanding                     12,455         12,455
  Retained earnings                            55,357         61,066
  Accumulated other comprehensive loss         (5,073)          (102)

  Stockholders' Equity                         62,739         73,419

TOTAL                                        $184,195       $176,433

See Notes to Consolidated Financial Statements.







MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Years Ended December 31, 2002, 2001 and 2000


                                  2002           2001            2000
                           (Dollars in Thousands Except Per Share Amounts)
REVENUES
Net sales                       $118,505       $124,720       $103,194
Operating revenues                34,702         36,864         36,908
Equity in earnings of joint
  ventures                            --          6,996             --
Other income                       2,258          4,000          1,381

Total Revenues                   155,465        172,580        141,483

COSTS AND EXPENSES
Cost of goods sold                83,272         85,014         72,803
Operating expenses                33,307         33,677         30,169
Shipping and marketing            20,510         19,095         18,289
General and administrative        23,902         19,430         15,825
Equity in losses of joint
  ventures                         1,178          1,453            972
Interest                           2,511          2,903          3,061

Total Costs and Expenses         164,680        161,572        141,119

INCOME (LOSS) BEFORE
 INCOME TAXES                     (9,215)        11,008            364

INCOME TAX EXPENSE (BENEFIT)      (3,506)         3,440            (88)

NET INCOME (LOSS)                 (5,709)         7,568            452

RETAINED EARNINGS,
  BEGINNING OF YEAR               61,066         53,498         53,945
CASH DIVIDENDS                        --             --            899

RETAINED EARNINGS, END OF YEAR    55,357         61,066         53,498

PER COMMON SHARE

  Net Income (Loss)                 (.79)          1.05            .06

  Cash Dividends                $     --       $     --       $   .125

Average Common Shares
  Outstanding                  7,195,800      7,195,800      7,195,800



MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2002, 2001 and 2000


                                  2002           2001            2000
                                        (Dollars in Thousands)

Net Income (Loss)               $ (5,709)       $  7,568       $    452

Minimum pension liability, net
 of deferred income tax benefit   (5,039)             --             --
Foreign currency translations         68             (71)           (31)


Comprehensive Income (Loss)     $(10,680)       $  7,497       $    421


See Notes to Consolidated Financial Statements.





MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2001 and 2000

                                  2002           2001            2000
                                        (Dollars in Thousands)
OPERATING ACTIVITIES
Net income (loss)               $ (5,709)      $  7,568       $    452
Adjustments to reconcile net
  income (loss) to net cash
  provided by operating activities
  Depreciation                    11,072         10,226          9,002
  Undistributed equity in
    losses of joint ventures       1,178          1,452          1,025
  Gain on property disposals        (648)        (1,201)          (113)
  Deferred income taxes             (349)         1,792           (776)
  (Increase) decrease in
    accounts receivable           (5,568)           835         (1,094)
  (Increase) decrease in
    refundable income taxes       (2,709)          (166)           258
  (Increase) decrease in
    inventories                    3,015         (2,169)        (6,660)
  Increase (decrease) in
    trade payables                 2,906          2,304         (3,345)
  Increase (decrease) in
    income taxes payable          (1,217)         1,773         (1,060)
  Net change in other operating
    assets and liabilities         1,030         (6,461)         3,789

NET CASH PROVIDED BY
  OPERATING ACTIVITIES             3,001         15,953          1,478

INVESTING ACTIVITIES
Purchases of property            (10,401)       (13,356)       (18,179)
Proceeds from sale of property       687          1,019            371
Distributions from joint ventures     --            857             --
Payments for other assets         (2,177)        (1,252)        (1,048)

NET CASH USED IN
  INVESTING ACTIVITIES           (11,891)       (12,732)       (18,856)

FINANCING ACTIVITIES
Proceeds from long-term debt      26,129         38,367         34,196
Payments of long-term debt       (20,926)       (40,248)       (18,720)
Proceeds from short-term debt      2,050             13            105
Payments on capital lease
  obligations                       (495)          (472)          (318)
Dividends paid                        --             --           (899)
Other                                617            941            708

NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES             7,375         (1,399)        15,072

NET INCREASE (DECREASE) IN CASH   (1,515)         1,822         (2,306)

CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR             2,173            351          2,657

CASH AND CASH EQUIVALENTS
  AT END OF YEAR                $    658       $  2,173       $    351

Supplemental Disclosures of Cash Flow Information and Non-Cash
Investing and Financing Activities:

1.   Cash paid during the year (in thousands):

   Interest (net of
     amount capitalized)        $  2,477       $  2,994       $  2,952
   Income taxes                      767             39          1,490

2. Amounts included in accounts payable for additions to property and other investments totaled $620,000, $1,003,000 and $2,024,000, respectively, at December 31, 2002, 2001 and 2000.

3. Capital lease obligations incurred for new equipment in 2001 and 2000 were $1,160,000 and $704,000, respectively.

4. In 2000, the Company received land, including two water reservoirs, in satisfaction of $486,000 of trade receivables.


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

INVENTORIES
     Inventories of tinplate, cans, ends and canned pineapple products are stated at cost, not in excess of market value, using the dollar value last-in, first-out (LIFO) method.
     In accordance with Hawaii industry practice, the costs of growing pineapple are charged to production in the year incurred rather than deferred until the year of harvest. For financial reporting purposes, each year's total cost of growing and harvesting pineapple is allocated to products on the basis of their respective market values; for income tax purposes, the allocation is based upon the weight of fruit included in each product.
     Real estate held for sale is stated at the lower of cost or fair value less cost to sell.
     Merchandise, materials and supplies are stated at cost, not in excess of market value, using retail and average cost methods.

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

LONG-LIVED ASSETS
     Long-lived assets and certain intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes occur, an estimate of the future cash flows expected to result from the use of the assets and their eventual disposition is made. If the sum of such expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized in an amount by which the assets' net book values exceed fair values.

POSTRETIREMENT BENEFITS
     The Company's policy is to fund pension cost at a level at least equal to the minimum amount required under federal law, but not more than the maximum amount deductible for federal income tax purposes.
     Deferred compensation plans for certain management employees provide for specified payments after retirement. The present value of estimated payments to be made was accrued over the period of active employment. On October 1, 1998, these plans were terminated (see Note 6 to Consolidated Financial Statements).
     The estimated cost of providing postretirement health care and life insurance benefits is accrued over the period employees render the necessary services.

REVENUE RECOGNITION
     Revenues from the sale of pineapple are recognized when title to the product is transferred to the customer. The timing of transfer of title varies according to the shipping and delivery terms of the sale.
     Sales of real estate are recognized as revenues in the period in which sufficient cash has been received, collection of the balance is reasonably assured and risks of ownership have passed to the buyer. When the Company's remaining obligation to complete improvements is significant, the sale is recognized on the percentage-of-completion method.
     Revenues from other activities are recognized when delivery has occurred or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured.

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

INCOME TAXES
     The Company's provision for income taxes is calculated using the liability method. Deferred income taxes are provided for all temporary differences between the financial statement and tax bases of assets and liabilities using tax rates enacted by law or regulation.

FOREIGN CURRENCY TRANSLATION
     The assets and liabilities of the Company's majority owned subsidiary in Central America are translated into U.S. dollars at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at weighted average exchange rates in effect during the period. Translation adjustments are reported as other comprehensive income (loss) and accumulated in Stockholders' Equity, and totaled $68,000, $(71,000) and $(31,000) in 2002, 2001 and 2000, respectively. Transaction gains and losses that arise from exchange rate changes on transactions denominated in a currency other than the functional currency are included in income as incurred. During 2002, 2001 and 2000, such transaction gains and losses were not material.

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

NEW ACCOUNTING PRONOUNCEMENTS
     On January 1, 2002, the Company adopted FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of this Statement did not have a material effect on the Company's financial statements.
     In June 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, and not at the date of an entity's commitment to an exit plan, as was previously required. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.
     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation requires an entity to disclose in its financial statement footnotes many of the guarantees or indemnification agreements that it issues. In addition, under certain circumstances, an entity will have to recognize a liability at the time it enters into the guarantee. The provisions of this Interpretation relating to footnote disclosures are effective beginning in interim and year-end financial statements ending after December 15, 2002. The Interpretation's liability recognition provision applies prospectively to guarantees issued from January 1, 2003.
     Although the Company has not fully assessed the implication of Interpretation No. 45, management does not believe that its adoption will have a material impact on the Company's financial statements.

EARNINGS PER COMMON SHARE
     Earnings per common share is computed using the weighted average number of shares outstanding during the period. The
Company has no securities outstanding that would potentially dilute common shares outstanding.

2.   INVENTORIES
     Pineapple product inventories were comprised of the
following components at December 31, 2002 and 2001:
                                        2002              2001
                                        (Dollars in Thousands)

     Finished Goods                  $ 11,829          $13,968
     Work In Progress                     963              663
     Raw Materials                      1,696            1,191

     Total                           $ 14,488          $15,822

     The replacement cost of pineapple product inventories at year end approximated $23 million in 2002 and $26 million in 2001.

3.   OTHER ASSETS
     Investments and Other Assets at December 31, 2002 and 2001 consisted of the following:

                                        2002            2001
                                       (Dollars in Thousands)

     Deferred Costs                   $ 7,077         $ 6,791
     Cash Surrender Value of Life
       Insurance Policies (net)         1,094             944
     Pension Asset                      3,895           4,154
     Deferred Income Taxes              2,192              --
     Other                              3,016           2,398

     Total                            $17,274         $14,287

     Deferred costs are primarily predevelopment costs related to various projects at the Kapalua Resort that will be allocated to future development projects.
     Cash surrender value of life insurance policies is stated net of policy loans, totaling $597,000 at December 31, 2002 and 2001.

KAPALUA COCONUT GROVE LLC
     Kapalua Coconut Grove LLC (KCG) is a Hawaii limited liability company whose members are the Company and YCP Site 29, Inc. KCG was formed in June 1997 to own, develop and sell luxury condominiums on the 12-acre parcel of beachfront property adjacent to the Kapalua Bay Hotel. Each member contributed to the venture its 50% interest in the land parcel and $1.1 million in cash. At the end of 2000, all 36 luxury residential condominiums were under binding sales contracts, but construction was not completed. In 2001, sales of all units closed escrow as title was delivered to the buyers upon completion of the individual residences. Each member has a 50% interest in KCG and the Company has accounted for its investment in KCG by the equity method. The Company's pre-tax share of KCG's net income was $6,993,000 in 2001. Also in 2001, the Company recognized income of $3.9 million representing its pre-contribution gain on the land parcel contributed to the venture. At December 31, 2001, total assets of the venture were $1,559,000, total liabilities were $1,540,000 and members' equity was $19,000. At December 31, 2002, total assets, liabilities and members' equity were minimal.

KAAHUMANU CENTER ASSOCIATES
     In June 1993, Kaahumanu Center Associates (KCA) was formed to finance the expansion and renovation of and to own and operate Queen Ka'ahumanu Center. KCA is a partnership between the Company as general partner and the Employees' Retirement System of the State of Hawaii (ERS) as a limited partner. The Company contributed the then existing shopping center, subject to a first mortgage, and approximately nine acres of adjacent land. ERS contributed $312,000 and made a $30.6 million loan to the partnership.
     The expansion and renovation were substantially complete by the end of November 1994. Effective April 30, 1995, ERS converted its $30.6 million loan to an additional 49% ownership in KCA. Effective with conversion of the ERS loan, the Company and ERS each have a 50% interest in KCA and the Company has accounted for its investment in KCA by the equity method.
     The Company has a long-term agreement with KCA to manage Queen Ka'ahumanu Center. The agreement provides for certain performance tests that, if not met, could result in termination of the agreement. The tests were not met in 2002, but to the best of the Company's knowledge, termination of the agreement is not presently being considered. KCA does not have any employees. As manager, the Company provides all administrative and on-site personnel and incurs other costs and expenses, primarily insurance, which are reimbursable by KCA. The Company generates a portion of the electricity used by Queen Ka'ahumanu Center. In accordance with the limited partnership agreement, the partners may make cash advances to KCA in order to avoid a cash flow deficit. The advances bear interest at one percent above the interest rate on KCA's first mortgage loan. In 2002, 2001 and 2000, cash advances from the Company to KCA totaled $977,000, $482,000 and $586,000, respectively, and interest on the advances at 9.57% totaled $113,000, $54,000 and $34,000, respectively. In
2002, 2001 and 2000, reimbursements from KCA for payroll and other costs and expenses totaled $2,259,000, $2,634,000 and $2,637,000, respectively, and the Company charged KCA $2,908,000, $3,203,000 and $3,328,000, respectively, for electricity and management fees. At December 31, 2002 and 2001, $2,488,000 and $1,667,000, respectively, were due to the Company from KCA for cash advances, management fees, electricity and reimbursable costs.
     The Company's pre-tax share of losses from KCA was $1,248,000, $1,453,000 and $971,000, respectively, for 2002, 2001 and 2000. ERS and the Company each have a 9% cumulative, non-compounded priority right to cash distributions based on their net contributions to the partnership (preferred return). For the purpose of calculating preferred returns, each partner's capital contribution had an agreed upon value of $30.9 million on May 1, 1995. The Company's preferred return is subordinate to the ERS preferred return. As of December 31, 2002, the accumulated unpaid preferred return was $18.0 million each for ERS and the Company.
     Summarized balance sheet information for KCA as of December 31, 2002 and 2001 and operating information for each of the three years ended December 31, 2002 follows:

                                  2002          2001
                                  (Dollars in Thousands)

Current assets                  $  1,101     $   764
Property and equipment, net       63,447      66,352
Other assets, net                  1,183       1,274

Total Assets                      65,731      68,390

Current liabilities                4,542       3,392
Noncurrent liabilities            56,688      58,001

Total Liabilities                 61,230      61,393

Partners' Capital               $  4,501     $ 6,997

                                  2002          2001         2000

Revenues                        $ 14,849     $15,206     $ 15,654
Costs and Expenses                17,344      18,112       17,596

Net Loss                         $(2,495)    $(2,906)     $(1,942)

     The Company's investment in KCA was a negative $12.8 million at December 31, 2002. The negative balance is a result of recording the Company's initial contribution in 1993 at net book value of the assets contributed, reduced by the related debt and the Company's share of KCA's accumulated losses since 1995.
     The Company has guaranteed the payment of up to $10 million of all principal and interest of the $58 million mortgage loan of KCA. The lender agreed to release the guaranty when Queen Ka'ahumanu Center attains a defined level of net operating income. This level has not been met.

4.   BORROWING ARRANGEMENTS
     During 2002, 2001 and 2000, the Company had average borrowings outstanding of $47.9 million, $46.4 million and $43.5 million, respectively, at average interest rates of 4.9%, 6.9% and 8.5%, respectively.
     Short-term bank lines of credit available to the Company at December 31, 2002 were $3 million. These lines provide for interest at the prime rate (4.25% at December 31, 2002) plus 1/4% to 1/2%. There was $1 million in borrowings under these lines at December 31, 2002 and $561,000 in letters of credit reserved against these lines to secure the Company's deductible portion of insurance claims administered by various insurance companies.
The Company has a $1,897,000 working capital credit facility for its Central American operations. At December 31, 2002 and 2001, the Company had borrowings outstanding of $1,897,000 and $847,000, respectively, under this facility at rates of 2.81% to 3.0% and 2.75%, respectively.
     Long-term debt at December 31, 2002 and 2001 consisted of the following (interest rates represent the rates at December
31):
                                             2002         2001
                                           (Dollars in Thousands)
Term loan, 3.72% to 5.38% and
  4.43% to 6.60%                           $ 15,000    $ 15,000
Revolving credit agreement, 4.17% to
  4.25% and 4.15% to 4.75%                   17,050      14,000
Mortgage loan, 6.25% and 7.25%                4,513       4,629
Equipment loans, 4.23% to 7.48% and
  4.16% to 8.46%                              8,030       5,606
Non-revolving term loan, 4.17% and
  4.75% to 4.94%                              1,344       1,500

Total                                        45,937      40,735
Less portion classified as current            3,681       2,440

Long-term debt                             $ 42,256     $38,295

     The Company has a $15 million term loan that is secured by certain parcels of the Company's real property on Maui.
Principal payments are due from September 2004 through June 2009. Interest rates on the loan are adjustable based on six-month, one-year and three-year rates made available by the Federal Farm Credit Bank. The agreement includes certain financial covenants, including the maintenance of a minimum tangible net worth and debt coverage ratio, maximum funded debt to capitalization ratio, and limits on capital expenditures and the payment of dividends.
     The Company has a revolving credit agreement with participating banks under which it may borrow up to $25 million in revolving loans through December 31, 2004. In the event of a sale of certain parcels of the Company's real estate, the commitment reduces by 50% of the net sales proceeds, but not below $20 million. On December 31, 2004, the commitment reduces to $15 million and amounts outstanding at that date, at the Company's option, may be converted to a three-year term loan of up to $15 million repayable in six equal semi-annual installments. Commitment fees of 1/4% are payable on the unused portion of the revolving credit line. At the Company's option, interest on advances is based on the prime rate or on one- to six-month London Interbank Offered Rate (LIBOR). The loan is collateralized by the Company's three golf courses at the Kapalua Resort. The agreement contains certain financial covenants, including the maintenance of consolidated net worth at certain levels, minimum debt coverage ratio and limits on the incurrence of other indebtedness and capital expenditures. Declaration and payment of cash dividends is restricted to 30% of prior year's net income.
     The mortgage loan is collateralized by the Napili Plaza shopping center and matures on December 31, 2005. Payments are based on a 25-year amortization. Effective January 1, 2002, the interest rate on the loan was amended to 6.25% until January 1, 2005. The interest rate will be adjusted to the lender's then prevailing rate of interest for such loans.
     The Company has agreements that provide for term loans that were used to purchase equipment for the Company's pineapple and resort operations. At December 31, 2002, $3.1 million of these term loans had interest rates that were adjustable based on one- to six-month LIBOR. The balance of these loans is at fixed interest rates. The loans mature through December 2007. Some of the agreements include financial covenants that are similar to those in the Company's revolving credit agreement.
     The Company's majority owned Central American subsidiary has a non-revolving term loan that was used to repay intercompany loans initially granted for investments in infrastructure, buildings and operations. The loan is secured by approximately 2,500 acres of land in Central America and the Company guarantees the loan. Monthly principal and interest payments are due through 2006. Interest on the loan is adjustable based on one-month LIBOR.
     Maturities of long-term debt during the next five years, from 2003 through 2007, are as follows: $3,681,000, $3,932,000,
$13,200,000, $7,907,000 and $7,418,000.

5.   LEASES
LESSEE
     The Company has capital leases, primarily on equipment used in pineapple operations, which expire at various dates through 2006. At December 31, 2002 and 2001, property included capital leases of $1,711,000 and $2,028,000, respectively (accumulated depreciation of $398,000 and $422,000, respectively). Future minimum rental payments under capital leases aggregate $1,356,000 (including $93,000 representing interest) and are payable as follows (2003 to 2006): $311,000, $330,000, $393,000 and
$322,000.
     The Company has various operating leases, primarily for land used in pineapple operations, which expire at various dates through 2018. A major operating lease covering approximately 1,500 acres used primarily for pineapple operations expired on December 31, 1999. The lease currently is being renegotiated for a minimum term of ten years. Total rental expense under operating leases was $792,000 in 2002, $811,000 in 2001 and $821,000 in 2000. Future minimum rental payments under operating leases aggregate $4,930,000 and are payable during the next five years (2003 to 2007) as follows: $635,000, $624,000, $630,000,
$644,000, $659,000, respectively, and $1,738,000 thereafter.

LESSOR
     The Company leases land and land improvements, primarily to hotels at Kapalua, and space in buildings, primarily to retail tenants. The leases generally provide for minimum rents and, in most cases, percentage rentals based on tenant revenues. In addition, the leases generally provide for reimbursement of common area maintenance and other expenses. Total rental income under these operating leases was as follows:

                                  2002        2001       2000
                                     (Dollars in Thousands)

Minimum rentals                 $  2,010   $  1,835    $ 1,832
Percentage rentals                 2,183      2,572      3,140

Total                           $  4,193   $  4,407    $ 4,972

     Property at December 31, 2002 and 2001 includes leased property of $19,960,000 and $20,659,000, respectively (before accumulated depreciation of $11,642,000 and $11,789,000, respectively).
     Future minimum rental income aggregates $6,617,000 and is receivable during the next five years (2003 to 2007) as follows:
$1,467,000, $1,236,000, $1,177,000, $661,000, $451,000,
respectively, and $1,625,000 thereafter.


6.   POSTRETIREMENT BENEFITS
     The Company has defined benefit pension plans covering substantially all full-time, part-time and intermittent employees. Pension benefits are based primarily on years of service and compensation levels. The Company has defined benefit postretirement health and life insurance plans that cover primarily non-bargaining salaried employees and certain bargaining unit employees. Postretirement health and life insurance benefits are principally based on the employee's job classification at the time of retirement and on years of service.
     The benefit obligations for pensions and other postretirement benefits were determined using a discount rate of 6.75% as of December 31, 2002 and 7.25% as of December 31, 2001, and compensation increases ranging up to 4.5%. The expected long-term rate of return on assets was 9% for 2002 and 2001.
     At December 31, 2002, the accumulated benefit obligation for the Company's defined benefit pension plans exceeded the fair value of pension plan assets. In accordance with FASB Statement No. 87, the Company recognized an additional minimum pension liability of $8,552,000, which is included in Accrued Retirement Benefits and a charge to Accumulated Other Comprehensive Loss of $7,875,000, which reduced Stockholders' Equity by $5,039,000 after recognition of a deferred tax asset of $2,836,000. The Company also recorded an intangible asset of $677,000 representing unrecognized prior service cost.
     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefits in excess of plan assets were $43,012,000, $38,372,000 and $31,953,000, respectively, as of December 31, 2002 and $1,246,000, $698,000 and -0-, respectively, as of
December 31, 2001.
     The accumulated postretirement benefit obligation for health care as of December 31, 2002 and 2001 was determined using a health care cost trend rate of 10% in 1995, decreasing by .5% each year from 1995 through 2004 and 5% thereafter. The effect of a 1% annual increase in these assumed cost trend rates would increase the accrued postretirement benefit obligation by approximately $2,250,000 as of December 31, 2002, and the aggregate of the service and interest cost for 2002 by approximately $188,000; a 1% annual decrease would reduce the accrued postretirement benefit obligation by approximately $1,802,000 as of December 31, 2002, and the aggregate of the service and interest cost for 2002 by approximately $149,000.
     Changes in benefit obligations and changes in plan assets for 2002 and 2001 and the funded status of the plans and amounts recognized in the balance sheets as of December 31, 2002 and 2001 were as follows:

                             Pension Benefits         Other Benefits
                              2002      2001           2002       2001
                                     (Dollars in Thousands)
Change in benefit
 obligations:
 Benefit obligations at
   beginning of year      $ 40,081  $ 37,892       $ 16,248   $ 13,619
 Service cost                1,770     1,728            356        410
 Interest Cost               2,695     2,701            902        986
 Actuarial (gain) loss         953       (85)        (2,650)     1,946
 Amendments                     --       216             --         48
 Benefits paid              (2,487)   (2,371)          (626)      (761)

 Benefit obligations at
   end of year              43,012    40,081         14,230     16,248

Change in plan assets:
 Fair value of plan assets
   at beginning of year     37,691    42,235             --         --
 Actual return on plan
   assets                   (3,508)   (2,435)            --         --
 Employer contributions        257       262            626        761
 Benefits paid              (2,487)   (2,371)          (626)      (761)

 Fair value of plan assets
   at end of year           31,953    37,691             --         --

Funded status              (11,059)   (2,390)       (14,230)   (16,248)
Unrecognized actuarial
  (gain) loss               12,515     4,823         (5,383)    (3,189)
Unrecognized net
   transition obligation       254       282             --         --
Unrecognized prior
   service cost                423       516           (545)      (674)

Net amounts recognized       2,133     3,231        (20,158)   (20,111)

Amounts recognized in
 balance sheets consist of:
 Pension asset before
   minimum liability
   adjustment                3,218     4,154             --         --
 Accrued benefit
   liability                (1,085)     (923)       (20,158)   (20,111)
 Intangible asset              677        --             --         --
 Minimum liability
   adjustment               (8,552)       --             --         --
 Accumulated other
   Comprehensive loss        7,875        --             --         --

Net amounts recognized    $  2,133  $  3,231       $(20,158)  $(20,111)


     At December 31, 2002, the accumulated benefit obligation for the Company's defined benefit pension plans exceeded the fair value of pension plan assets. In accordance with FASB Statement No. 87, the Company recognized an additional minimum pension liability of $8,552,000, which is included in Accrued Retirement Benefits and a charge to Accumulated Other Comprehensive Loss of $7,875,000, which reduced Stockholders' Equity by $5,039,000 after recognition of a deferred tax asset of $2,836,000. The Company also recorded an intangible asset of $677,000 representing unrecognized prior service cost.

     Net periodic benefit costs for 2002, 2001 and 2000 included the following components:

                                 2002           2001           2000
                                       (Dollars in Thousands)
Pension benefits:
 Service cost                $ 1,770        $ 1,728        $ 1,501
 Interest cost                 2,694          2,701          2,535
 Expected return on plan
   assets                     (3,307)        (3,673)        (4,036)
 Amortization of net
   transition obligation
   (asset)                        28           (505)          (535)
 Amortization of prior
   service cost                   94             74             74
 Recognized net actuarial
   (gain) loss                    77             13           (319)

 Net expense (credit)          1,356            338           (780)

Other benefits:
 Service cost                    356            410            358
 Interest cost                   901            986            920
 Amortization of prior
   service cost                 (128)          (134)          (133)
 Recognized net actuarial
   gain                         (456)          (323)          (356)

 Net expense                 $   673        $   939        $   789


     Effective December 31, 2001, three of the Company's defined benefit pension plans covering bargaining unit employees and certain hourly employees were merged into a single plan. The Company estimates that the merger of the plans will reduce future administrative costs while maintaining the benefits and provisions of each plan.
     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefits in excess of plan assets were $43,012,000, $38,372,000 and $31,953,000, respectively, as of December 31, 2002 and $1,246,000, $698,000 and -0-, respectively, as of
December 31, 2001.
     The benefit obligations for pensions and other postretirement benefits were determined using a discount rate of 6.75% as of December 31, 2002 and 7.25% as of December 31, 2001, and compensation increases ranging up to 4.5%. The expected long-term rate of return on assets was 9% for 2002 and 2001.
     The accumulated postretirement benefit obligation for health care as of December 31, 2002 and 2001 was determined using a health care cost trend rate of 10% in 1995, decreasing by .5% each year from 1995 through 2004 and 5% thereafter. The effect of a 1% annual increase in these assumed cost trend rates would increase the accrued postretirement benefit obligation by approximately $2,250,000 as of December 31, 2002, and the aggregate of the service and interest cost for 2002 by approximately $188,000; a 1% annual decrease would reduce the accrued postretirement benefit obligation by approximately $1,802,000 as of December 31, 2002, and the aggregate of the service and interest cost for 2002 by approximately $149,000.
     The Company has investment and savings plans that allow eligible employees on a voluntary basis to make pre-tax contributions of their cash compensation. Substantially all employees are eligible to participate in one or more plans. The Company can elect to make contributions to the plans and, in 2002 and 2001, the Company's contributed $92,000 and $107,000, respectively, to one of the plans.
     The Company has an Employee Stock Ownership Plan (ESOP) for non-bargaining salaried employees and for bargaining unit clerical employees of Maui Pineapple Company, Ltd. The shares originally sold to the ESOP in 1979 have been allocated to participants since December 1993 and, Eeffective December 31, 1999, the Company's Board of Directors approved a plan amendment to freeze the ESOP. Accordingly, after 1999, there were no further contributions to the ESOP and no additional employees became participants of the plan.
     On October 1, 1998, deferred compensation plans that provided for specified payments after retirement for certain management employees were terminated. At the termination date, these employees were given credit for existing years of service and future accruals were discontinued. As of December 31, 2002 and 2001, deferred compensation plan liabilities totaled $2,027,000 and $2,164,000, respectively.

7.   MINORITY INTEREST IN SUBSIDIARY
     In February 1999, Royal Coast Tropical Fruit Company, Inc. (a wholly owned subsidiary of Maui Pineapple Company, Ltd.) formed a subsidiary company in Central America and invested $503,000 for a 51% ownership interest in a new pineapple production company. The minority stockholders contributed $460,000. In 2002 and 2001, the Company contributed $357,000 and $153,000, respectively, to the capital of the Central American subsidiary and the minority shareholders contributed proportionately, thus maintaining the ownership interest percentages. The minority stockholders' share of the 2002 income and the 2001 and 2000 operating losses were not material.

8.   INCOME TAXES
     The components of the income tax provision (benefit) were as follows:

                                  2002      2001      2000
                                   (Dollars in Thousands)
Current
  Federal                       $ (2,589)  $  1,904  $    984
  State                             (694)      (256)     (296)
  Foreign                            126         --        --

  Total                           (3,157)     1,648       688

Deferred
  Federal                           (252)     1,594      (777)
  State                              (97)       198         1

  Total                             (349)     1,792      (776)

  Total provision (benefit)     $ (3,506)  $  3,440   $   (88)

     Reconciliation between the total provision and the amount computed using the statutory federal rate of 34% follows:

                                   2002       2001    2000
                                   (Dollars in Thousands)
Federal provision (benefit) at
  statutory rate                 $(3,133)  $  3,743   $   124
Adjusted for
  State income taxes,
    net of effect on federal
    income taxes                    (497)      (50)      (210)
  Federal research credits           (90)     (177)        --
  Other                              214       (76)        (2)

    Total provision (benefit)    $(3,506)  $  3,440   $   (88)


     Deferred tax assets and liabilities were comprised of the following types of temporary differences as of December 31, 2002 and 2001:

                                   2002              2001
                                   (Dollars in Thousands)

Accrued retirement benefits      $ 10,696         $ 7,388
Minimum tax credit carryforwards    6,314           3,975
Accrued liabilities                 1,937           1,926
Allowance for doubtful accounts       250             260
Net operating loss and
  tax credit carryforwards          1,125             393

Total deferred tax assets          20,322          13,942

Deferred condemnation proceeds     (6,523)         (6,297)
Property net book value            (6,706)         (4,849)
Income from partnerships           (1,790)         (1,835)
Pineapple marketing costs            (837)           (756)
Inventory                          (1,049)           (722)
Other                                (951)           (202)

Total deferred tax liabilities    (17,856)        (14,661)

Net deferred tax asset
 (liability)                      $ 2,466        $   (719)


     A valuation allowance against deferred tax assets as of December 31, 2002 and 2001 is not considered necessary as the Company believes it is more likely than not the deferred tax assets will be fully realized.
     At December 31, 2002, the Company had federal minimum tax credit carryforwards of $6.3 million. The Company also had state net operating loss carryforwards of approximately $7 million expiring in 2022 and other state and federal tax credit carryforwards totaling $447,000, of which $267,000 expires through 2022.
     The Company's federal income tax returns for 1998, 1999 and 2000 are under examination by the Internal Revenue Service. The revenue agent's reports on these examinations have not been issued and the Company presently cannot predict the outcome of these examinations.

9.   INTEREST CAPITALIZATION
     Interest cost incurred in 2002, 2001 and 2000 was $2,651,000, $3,502,000 and $3,901,000, respectively, of which
$140,000, $599,000 and $840,000, respectively, was capitalized.

10.  ADVERTISING AND RESEARCH AND DEVELOPMENT
     Advertising expense totaled $1,662,000 in 2002, $1,901,000 in 2001 and $2,000,000 in 2000. Research and development expenses totaled $1,004,000 in 2002, $1,073,000 in 2001 and
$984,000 in 2000.

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

12.  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
     Except for certain long-term debt, the carrying amount of the Company's financial instruments is considered to be the fair value. The fair value of long-term debt was estimated based on rates currently available to the Company for debt with similar terms and remaining maturities.
     The carrying amount of long-term debt at December 31, 2002 and 2001 was $45,937,000 and $40,735,000, respectively, and the fair value was $45,367,000 and $40,874,000, respectively.

13.  BUSINESS SEGMENTS
     The Company's reportable segments are Pineapple, Resort and Commercial & Property. Each segment is a line of business requiring different technical and marketing strategies.
     Pineapple includes growing pineapple, canning pineapple in tin-plated steel containers fabricated by the Company and marketing canned and fresh pineapple products.
     Resort includes the development and sale of real estate, property management and the operation of recreational and retail facilities and utility companies at Kapalua on Maui.
     Commercial & Property includes the Company's investment in Kaahumanu Center Associates, Napili Plaza shopping center and non-resort real estate development, rentals and sales. It includes the Company's land entitlement and land management activities.
     The accounting policies of the segments are the same as those described in Note 1, Summary of Significant Accounting Policies.

                                           Commercial
2002                    Pineapple    Resort  & Property  Other  Consolidated
                                       (Dollars in Thousands)

Revenues (1)             $99,153   $ 49,757   $ 6,520   $    35   $ 155,465

Operating profit
  (loss) (2)              (7,935)     2,830       (91)   (1,508)     (6,704)
Interest expense          (1,478)      (554)     (170)     (309)     (2,511)
Income (loss) before
  income taxes            (9,413)     2,276      (261)   (1,817)     (9,215)

Depreciation               5,733      4,077       441       821      11,072
Equity in earnings
  (losses) of joint
  ventures                    62          8    (1,248)       --      (1,178)

Investment in joint
  ventures                   269        320   (12,840)       --     (12,251)
Segment assets (3)        83,021     67,426    10,284    23,464     184,195
Expenditures for
  segment assets           5,224      2,656       282     3,476      11,638


2001

Revenues (1)             $97,426   $ 70,078   $ 5,029   $    47   $ 172,580

Operating profit
  (loss) (2)              (3,233)    19,757    (1,414)   (1,199)     13,911
Interest expense          (1,765)      (801)     (211)     (126)     (2,903)
Income (loss) before
  income taxes            (4,998)    18,956    (1,625)   (1,325)     11,008

Depreciation               5,582      3,690       479       475      10,226
Equity in earnings
 (losses) of
  joint ventures               3      6,993    (1,453)       --       5,543

Investment in joint
  ventures                   207          9   (11,518)       --     (11,302)
Segment assets (3)        79,068     72,198     8,051    17,116     176,433
Expenditures for
  segment assets           4,794      5,415       411     4,599      15,219


2000

Revenues (1)             $85,892   $ 50,262   $ 5,043   $   286   $ 141,483

Operating profit
  (loss) (2)              (2,891)     7,752      (441)     (995)      3,425
Interest expense          (1,572)      (992)     (164)     (333)     (3,061)
Income (loss) before
  income taxes            (4,463)     6,760      (605)   (1,328)        364

Depreciation               5,106      3,222       498       176       9,002
Equity in earnings
  (losses) of joint
  ventures                    61        (62)     (971)       --        (972)
Investment in joint
  ventures                   206      1,058    (9,990)       --      (8,726)
Segment assets (3)        81,294     69,227     7,169    12,261     169,951
Expenditures for
  segment assets           8,346      8,965       279     2,225      19,815


(1) Amounts are principally revenues from external customers. Intersegment revenues and interest revenues were insignificant. Sales to any single customer did not exceed 10% of consolidated revenues. Revenues attributed to foreign countries were $2.2 million, $1.7 million and $2.6 million, respectively, in 2002, 2001 and 2000. Foreign sales are attributed to countries based on the location of the customer.
(2) "Operating profit (loss)" is total revenues less all expenses except allocated interest expenses and income taxes. Operating profit (loss) included in "Other" is primarily unallocated corporate expenses.
(3) Segment assets are located in the United States, primarily Maui. Other assets are corporate and non-segment assets.

14.  CONTINGENCIES AND COMMITMENTS
     In 1996, the County of Maui sued several chemical manufacturers claiming that they were responsible for the presence of a nematocide commonly known as DBCP in certain water wells on Maui. The Company was a Third Party Defendant in the suit as a result of a 1978 agreement for the sale of DBCP to the Company from one of the DBCP manufacturers. In August 1999, settlement of the case was reached. The Company and the other defendants as a group have agreed that until December 1, 2039, they will pay for 90% of the capital cost to install filtration systems in any future wells if DBCP contamination exceeds specified levels and for the ongoing maintenance and operating cost for filtration systems on existing and future wells. The level of DBCP in the existing wells should decline over time as the wells are pumped, which may end the requirement for filtration before 2039. To secure the obligations of the defendants under the settlement agreement, the defendants are required to furnish to the County of Maui an irrevocable standby letter of credit throughout the entire term of the agreement.
The Company had estimated a range of its share of the cost to operate and maintain the filtration systems for the existing wells and its share of the cost of the letter of credit, and recorded a reserve for this liability in 1999. Adjustments to the reserve in 2000, 2001 and 2002 did not have a material effect on the Company's financial statements. There are procedures in the settlement agreement to minimize the DBCP impact on future wells by relocating the wells to areas unaffected by DBCP or by using less costly methods to remove DBCP from the water. The Company is unable to estimate the range of potential financial impact for the possible filtration cost for any future wells acquired or drilled by the County of Maui and, therefore, has not made a provision in its financial statements for such costs.
     In connection with pre-development planning for a land parcel in Upcountry Maui, pesticide residues in the parcel's soil were discovered in levels that are in excess of Federal and Hawaii State limits. Studies by environmental consultants, in consultation with the State Department of Health, indicate that remediation probably will be necessary. Cost of remediation will depend on various alternatives as to use of the property and the method of remediation. Until the Company makes further progress on obtaining proper entitlements for the parcel, the ultimate use of the property remains uncertain and, therefore, an estimate of the remediation cost cannot be made.
     In addition to the matters noted above, there are various other claims and legal actions pending against the Company. In the opinion of management, after consultation with legal counsel, the resolution of these other matters will not have a material adverse effect on the Company's financial position or results of operations.
     Premium Tropicals International, LLC (PTI) is a joint venture between Royal Coast Tropical Fruit Company, Inc. (a wholly owned subsidiary of Maui Pineapple Company, Ltd.) and an Indonesian pineapple grower and canner. The joint venture markets and sells Indonesian canned pineapple in the United States. The Company is a guarantor of a $3 million line of credit, which supports letters of credit to be issued on behalf of PTI for import trading purposes and a $1 million line of credit used for working capital purposes. Both lines expire on August 31, 2003. At December 31, 2002, there were no amounts drawn under the lines of credit and payment for shipments totaling $1.3 million were secured by the letters of credit.
     The Company, as a partner in various partnerships, may under particular circumstances be called upon to make additional capital contributions.
     At December 31, 2002, the Company had purchase commitments under signed contracts totaling $1,020,000, which primarily relate to equipment for the Central American operations and to real estate projects.


QUARTERLY EARNINGS
(unaudited)


                                    First     Second    Third     Fourth
                                   Quarter   Quarter   Quarter   Quarter
                          (Dollars in Thousands Except Per Share Amounts)

2002

Total revenues                    $36,285    $33,561   $38,481   $47,138

Net sales                          25,110     25,227    29,622    38,546

Cost of sales                      16,056     16,814    21,489    28,913

Net income (loss)                     776     (2,066)   (2,199)   (2,220)

Net income (loss) per
  common share                        .11       (.29)     (.31)     (.31)

2001

Total revenues*                   $38,739    $39,453   $45,943   $48,445

Net sales                          27,417     29,367    31,959    35,977

Cost of sales                      18,917     19,705    23,456    22,936

Net income                            779        265     1,974     4,550

Net income per common share           .11        .04       .27       .63


* Total revenues for the first and second quarters of 2001 were restated to conform to the full year presentation.

COMMON STOCK

     The Company's common stock is traded on the American Stock Exchange under the symbol "MLP." The Company did not declare any dividends in 2002 and 2001. The declaration and payment of cash dividends are restricted by the terms of borrowing arrangements to 30% of prior year's net income. At February 7, 2003, there were 421 shareholders of record.
     The following chart reflects high and low sales prices during each of the quarters in 2002 and 2001:

                       First     Second    Third     Fourth
                      Quarter   Quarter   Quarter   Quarter

2002        High       $ 25.00   $ 22.75   $ 20.35   $ 18.25
            Low          20.00     19.00     16.50     13.75

2001        High       $ 24.00   $ 27.53   $ 26.60   $ 25.10
            Low          18.00     17.00     19.75     19.99



SELECTED FINANCIAL DATA

                          2002        2001     2000      1999      1998
                         (Dollars in Thousands Except Per Share Amounts)

FOR THE YEAR
Summary of Operations
 Revenues              $ 155,465 $ 172,580 $ 141,483 $ 146,998 $ 143,711
 Cost of goods sold       83,272    85,014    72,803    74,494    76,049
 Operating expenses       33,307    33,677    30,169    27,440    26,168
 Shipping and marketing   20,510    19,095    18,289    18,479    16,673
 General and
   administrative         23,902    19,430    15,825    16,408    15,094
 Equity in losses
   of joint ventures       1,178     1,453       972       956     1,160
 Interest expense          2,511     2,903     3,061     1,834     3,039
 Income tax expense
  (benefit)               (3,506)    3,440       (88)    2,717     1,188
 Income (loss) before
   extraordinary loss     (5,709)    7,568       452     4,670     4,340
 Extraordinary loss,
   net of income tax
   benefit (1)                --        --        --        --      (744)
 Net income (loss)        (5,709)    7,568       452     4,670     3,596

Per Common Share
 Income (loss) before
   extraordinary loss       (.79)     1.05       .06       .65       .60
 Extraordinary loss, net
   of income tax benefit      --        --        --        --      (.10)
 Net income (loss)          (.79)     1.05       .06       .65       .50

Other Data
 Cash dividends
    Amount                    --        --       899       899        --
    Per common share          --        --      .125      .125        --
 Depreciation            $11,072   $10,226   $ 9,002   $ 8,445   $ 8,176
 Return on beginning
   stockholders' equity     (7.8)%    11.5%       .7%      7.5%      6.1%
 Percent of net income
   to revenues              (3.7)%     4.4%       .3%      3.2%      2.5%

AT YEAR END
Current assets
 less current
 liabilities (2)         $25,502 $  25,463 $  19,304 $  12,924 $  18,985
Ratio of current
 assets to current
 liabilities (2)             1.9       2.1       1.7       1.5       2.1
Property, net of
 depreciation           $112,198 $ 113,046 $ 109,725 $ 100,976 $  89,921
Total assets             184,195   176,433   169,951   153,387   136,247
Long-term debt and
 capital leases           43,252    39,581    41,012    25,497    23,592
Stockholders' equity
 Amount                   62,739    73,419    65,922    66,400    62,492
 Per common share        $  8.72 $   10.20 $    9.16 $    9.23 $    8.69
Common shares
   outstanding         7,195,800 7,195,800 7,195,800 7,195,800 7,188,500

(1) In 1998, the Company incurred an extraordinary loss of $744,000 (net of taxes) for prepayment of $20 million of debt.

(2) Current assets less current liabilities and ratio of current assets to current liabilities for 1999 decreased primarily because of increased accounts payable resulting from the high level of construction in progress at year-end.






MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

2002 vs. 2001

CONSOLIDATED
     The Company reported a net loss of $5.7 million for 2002 compared to net income of $7.6 million for 2001. The decline in results primarily reflects increased operating losses from the Pineapple segment coupled with lower operating profit from the Resort segment.
     General and administrative expenses for 2002 (including amounts allocated to the business segments) increased by $4.5 million or 23% as compared to 2001. Fees paid to outside consultants increased by approximately $2.2 million in 2002 compared to 2001. Increases in consultant fees due to lawsuits related to Pineapple operations were partially offset by reductions in fees paid for other professional services. The net periodic cost for defined benefit pension plans increased by approximately $1 million in 2002 primarily because of decreased investment returns in 2000 and 2001. In addition, depreciation, medical, and general insurance expenses increased by $1.8 million in 2002 as compared to 2001.
     The increased level of legal fees is expected to continue through part of 2003. In 2003, nNet periodic cost for defined benefit pension plans is expected to increase by approximately $1.4 million in 2003 as a result of continued reductions in investment returns in 2002 and a reduction in the discount rate used to determine pension obligations from 7.25% at December 31, 2001 to 6.75% at December 31, 2002.
     Interest expense decreased by 14% in 2002 compared to 2001 due to lower average interest rates. Average interest rates on Company borrowings in 2002 were 2 percentage points lower than 2001. The reduction in interest expense due to lower rates was partially offset by 3% higher average borrowings in 2002.

PINEAPPLE
     Pineapple revenues of $99.2 million in 2002 were 2% higher than 2001. However, the operating loss attributable to this segment was $7.9 million in 2002 compared to $3.2 million in 2001. The increased loss was largely attributable to higher general and administrative costs as discussed above. General and administrative expenses attributable to the Pineapple segment increased by $4.9 million in 2002 compared to 2001. Shipping and marketing costs were higher in 2002 primarily because of increased use of air freight to ship fresh whole and fresh cut pineapple, increased fuel surcharges affecting ocean freight and trucking rates and additional transportation, warehousing, labeling and casing costs incurred as a result of the West Coast dock dispute in the fourth quarter of 2002. Pineapple cost of sales as a percentage of sales for 2002 was lower than 2001, primarily due to a shift in sales toward fresh whole and fresh cut pineapple products, which generally yield a higher gross margin. In 2003, the Company is working with an outside consultant to produce a linear optimization model to analyze and develop a product mix optimization plan.
     In the fourth quarter of 2002, the labor dispute between the West Coast longshoremen and shipping companies resulted in a temporary shutdown of the West Coast shipping ports followed by a backlog at the ports through most of December 2002. During that period, the Company incurred additional air freight costs and inter-modal rerouting costs to make timely deliveries to its customers and additional warehousing, labeling and casing costs to meet estimated orders for its customers for the remainder of 2002 and the first quarter of 2003. Losses and additional expenditures incurred by the Company during this period due to the labor dispute, as well as the additional expenditures to label, case, warehouse and transport product to the West Cost Coast and to its customers totaled approximately $843,000. At year-end 2002, a portion of these expenditures was deferred as prepaid shipping and selling costs.
     Case volume of canned pineapple sales was higher in 2002 compared to 2001, but average sales prices were slightly lower in 2002. Contribution to Pineapple segment revenues from non-canned product sales (pineapple juice in PET bottles, fresh cut and fresh whole pineapple) increased by 5% to approximately 30% of net sales in 2002 compared to 2001.
     The volume and pricing of canned pineapple imported into the United States directly affects the marketplace for the Company's products. Through the first 11 months of 2002, the volume of canned pineapple imports increased by 5% as the tightening of supply of pineapple from Thailand late in 2001 did not continue consistently into 2002. and However, the average unit value of these imports increased by 7%. While the increase in average unit values declared on these imports could reflect a tightening of supplies, the increase in the volume of imports continued to keep downward pressure on the marketplace in 2002.
     In 2002, revenues included a distribution of antidumping duties by the U. S. Customs Service of $530,000, a decrease of $1.3 million as compared to 2001. These distributions were made pursuant to the Continued Dumping and Subsidy Offset Act of 2000, which allows for distribution of antidumping duties to injured domestic producers. The Company currently expects that it will receive a distribution of antidumping duties in 2003; however, complaints by 11 foreign countries to the World Trade Organization may result in a repeal of the law.
     Antidumping duties have been in effect on canned pineapple fruit imported from Thailand since mid-1995. The U. S. Department of Commerce and the U. S. International Trade Commission will review the duties again in 2005 as a scheduled five-year review. At either the request of the Company or a Thai producer, the amount of duties on pineapple imports from Thailand is subject to annual administrative reviews by the U. S. Department of Commerce. As a result of annual reviews, duties can be adjusted. Certain Thai pineapple companies have significantly reduced their antidumping duties through the annual review process. Present antidumping duties on imports of canned pineapple from Thailand range from less than 1% up to 51%.
     In October 2001, the U. S. Department of Commerce released final antidumping margins pursuant to the fifth annual administrative review of antidumping duties on canned pineapple fruit imports from Thailand. This review resulted in the dumping margin for one of the larger Thai producers being ruled as de minimis and, therefore, no deposit of duties is currently required from that importer. The Company appealed that result. In December 2002, results of the sixth annual administrative review were released and duties for some of the Thai producers were reduced. Also, the dumping margin for the same large producer was again found to be de minimis. If the dumping margin for an importer is determined to be de minimis for three consecutive years, the importer will be exempt from the duty order. The Company's appeal of the results of the fifth annual administrative review continues and it is estimated that the court will render a decision sometime in mid-2003.

RESORT
     Revenues from the Kapalua Resort segment were $49.8 million in 2002 compared to $70.1 million in 2001. The operating profit from this segment was $2.8 million in 2002 compared to $19.8 million in 2001. The decrease in revenues and operating profit is primarily due to reduced inventory in the Company's real estate development projects, which contributed $2.5 million to operating profit in 2002 compared to $18.2 million in 2001.
     In 2001, the sales of all 36-luxury condominium units in the Coconut Grove on Kapalua Bay closed escrow and title passed to the buyers, resulting in profit contribution to the Company of $11.5 million. In 2001, the Resort segment recognized profit on sales of 20 of the 31 single-family lots at the Pineapple Hill Estates subdivision and the sale of a one-acre land parcel next to the Ironwoods condominiums.
     In 2002, nine of the remaining 11 lots in the Pineapple Hill Estates subdivision and the two final lots in Plantation Estates were sold. One of the two Pineapple Hill Estates lots in inventory at year-end 2002 closed escrow in February 2003 and the final lot has been contributed to a joint venture for construction of a home that is expected to be available for sale in March 2003.
     Resort real estate development and Resort real estate sales are cyclical and depend on a number of factors. Results for one period are, therefore, not necessarily indicative of future performance trends for this segment. A key factor in the financial results of Resort real estate sales is the availability of new product inventory. In 2003, aside from the two lots in Pineapple Hill Estates mentioned above, the Company has a 6.5-acre ocean front parcel that is currently being marketed for sale. This parcel is located in a conservation district and additional approvals are being sought to allow a potential buyer to build a home on the site.
     In 2002, the Company was granted preliminary approval for a new large-lot agricultural subdivision next to Plantation Estates. Final subdivision approval for the 25 lots in Phase I is required before these lots will be available for sale. Marketing efforts for this project may begin in late 2003. The Company is in the planning and entitlement stage of other Kapalua Resort real estate projects, but at this time does not anticipate that any other projects will be available for sale in 2003.
     Revenues and operating profit from Resort operations (excluding real estate development activity) were lower in 2002 compared to 2001. Much of the activity at Kapalua Resort is related to hotel and condominium occupancies on Maui and, for 2002, hotel and villa occupancies at Kapalua decreased by 8% and, for the island of Maui, occupancies decreased by 3% compared to 2001. For the State of Hawaii, hotel and condominium occupancies were about 1% higher in 2002 compared to 2001. The recovery of Hawaii's visitor industry from the terrorist attacks of September 11, 2001 has been slow with continued challenges from a weak U.S. economy, difficult air travel and the threat of a U.S. military conflict. In 2002, paid rounds of golf at the Resort declined and revenues from golf operations decreased by 3%;, merchandise sales decreased by 6% and revenues from The Kapalua Villas decreased by 9%. Partially offsetting these declines were commission income from Kapalua Realty, which increased by 80% in 2002 compared to 2001, primarily reflecting resale activity.

     Resort marketing initiatives to increase visitors to Kapalua is an ongoing focus and challenge for the Company. In February 2002, contracts were completed for a four-year extension for Kapalua to host the Mercedes Championships golf tournament, which is a major marketing event for the Resort.


COMMERCIAL & PROPERTY
     Revenues of $6.5 million attributable to the Commercial & Property segment increased by 30% in 2002 compared to 2001. The segment produced an operating loss of $91,000 in 2002 compared to $1.4 million in 2001. The improved results were principally due to land sales in 2002. In the fourth quarter of 2002, the Company closed sales on 13 of 45 lots in the Kapua Village employee subdivision in West Maui. Revenues for 2002 also included other land sales totaling $624,000 compared to land sales of $189,000 in 2001.
     The Company's equity in the losses of Kaahumanu Center Associates was $1.3 million in 2002 compared to $1.5 million in 2001. The reduction in losses was primarily due to lower expense in 2002 for write-off of tenant improvement allowances and reserves for uncollectible accounts. The gross leasable area occupied by tenants in 2002 increased, but sales reported by the tenants decreased in 2002 as compared to 2001. The Company made cash advances to Kaahumanu Center Associates of $977,000 in 2002 and management presently anticipates that cash advances from the partners in 2003 will approximate $300,000.


2001 vs. 2000

CONSOLIDATED
     The Company reported consolidated net income of $7.6 million for 2001 compared to net income of $452,000 for 2000.
The increase in net income was due to real estate sales at the Kapalua Resort, which more than offset the reduced profit contribution from Resort operations and increased operating losses from the Pineapple, Commercial & Property and other operations.
     General and administrative expenses for 2001 (including amounts allocated to the business segments) exceeded the prior year by $3.6 million or 23%. The operating results reported for all of the Company's business segments were negatively affected by increases in general and administrative expenses. The net periodic cost for the Company's defined benefit pension plans increased by $1.1 million in 2001 compared to 2000 primarily because of decreased investment returns in 2000. Fees paid to outside consultants increased by over $1 million in 2001 compared to 2000. A large part of this increase was due to lawsuits related to Pineapple operations, which the Company filed in 2001. General and administrative expenses were also higher in 2001 because of expenses for employment-related litigation, increased salaries and wages and other employment related expenses.
     Interest expense of $2.9 million for 2001 was 5% lower than 2000, the result of lower average interest rates partially offset by higher average borrowings and a reduced amount of capitalized interest. Higher debt balances resulted primarily from borrowings in 2000 to finance negative operating cash flows from the Pineapple operations and construction activity at Kapalua Resort. The Company's total debt balance remained relatively high in 2001 as cash from operating activities was used to finance a large portion of the Company's capital expenditures.

PINEAPPLE
     Pineapple revenues increased to $97.4 million in 2001 as compared to $85.9 million in 2000. The segment produced an operating loss of $3.2 million in 2001 compared to an operating loss of $2.9 million in 2000. The average sales price for canned pineapple products and the case volume of canned pineapple sales were higher in 2001 as compared to 2000. Contribution to revenues from fresh cut and fresh whole pineapple products grew substantially in 2001; however, these product lines represent less than 17% of net sales from the Pineapple segmentnon-canned product sales increased by 8% in 2001 to approximately 25% of net sales. The operating loss from the Pineapple segment increased in 2001 because of higher per unit production costs and shipping and selling expenses as well as increased general and administrative expenses. Higher production costs in 2001 were primarily the result of increased cost for petroleum products and supplies and scheduled collective bargaining wage increases.
     Mitigating the loss from Pineapple operations in 2001 was the receipt of $1.8 million in December 2001 from the U.S. Customs Service. The cash distribution was made pursuant to the Continued Dumping and Subsidy Offset Act of 2000, which provided for an annual distribution of antidumping duties to injured domestic producers.

RESORT
     Kapalua Resort revenues, including operations and development, increased to $70.1 million in 2001 from $50.3 million in 2000. The operating profit from this segment was $19.8 million in 2001 compared to $7.8 million in 2000. The increase in revenues and operating profit in 2001 was attributable to development activity related to real estate sales, which contributed $18.2 million to Resort operating profit in 2001 compared to $1.4 million in 2000.
     In 2001, the sale of all 36-luxury condominium units in the Coconut Grove on Kapalua Bay closed escrow and title passed to the buyers. The Company's equity in earnings of Kapalua Coconut Grove LLC, developer of the project, was $7.0 million in 2001.
In 1997, the Company contributed to the venture its 50% interest in the 12-acre parcel for the development. In 2001, the Company recognized income of $3.9 million representing the pre-contribution gain on sale of this land parcel.
     In 2001, the Resort segment recognized profit on sales of 20 of 31 single-family lots at the Pineapple Hill Estates subdivision. In 2000, 12 of the lots had closed escrow and all of the proceeds received were recorded as deferred revenue. Revenues were recognized throughout 2001 on the percentage-of-completion method. Construction of the subdivision improvements was completed in November 2001. Also in 2001, the Company sold a one-acre parcel next to the Ironwoods condominiums.
     In 2000, the Company recognized profit on the percentage-of-completion method for sales of 14 single-family lots in Plantation Estates Phase II. Construction of subdivision improvements and all of the sales were completed by the end of second quarter 2000.
     Revenues and operating profit from Resort operations (excluding real estate development activity) were lower in 2001 compared to 2000 due primarily to lower resort occupancy. Occupancy is responsible for much of the activity at the Resort and revenues from operations. Revenues from golf operations decreased by 3%, merchandise sales declined by 7% and income from lease rents were lower by 14% in 2001 compared to 2000. Revenues from The Kapalua Villa operations decreased by 17% in 2001 compared to 2000. While occupancies at The Kapalua Villas were lower in 2001 compared to 2000, average room rates increased slightly. Partially offsetting the reduction in revenues from these operations was a 46% increase in commission income from Kapalua Realty, largely reflecting the real estate sales mentioned above.
     Room occupancies in 2001 at Kapalua and for the State of Hawaii were lower than 2000 for every month, and the economic impact of the events of September 11, 2001 resulted in a further decline in visitors. The rate of room reservations rebounded somewhat in the last quarter of 2001 and early 2002.

COMMERCIAL & PROPERTY
     Revenues from the Commercial & Property segment totaled $5 million in 2001 or approximately the same as in 2000. Revenues for 2001 include $189,000 from land sales compared to $75,000 for 2000. The operating loss from this segment increased to $1.4 million in 2001 from $441,000 in 2000. The increased operating loss was largely attributable to lower results from Queen Ka'ahumanu Center. In addition, increased land management expenses, primarily as a result of additional personnel, and lower profit contribution from Napili Plaza added to the increased loss from this segment.
     The Company's equity in the losses of Kaahumanu Center Associates was $1.5 million in 2001 compared to $971,000 in 2000. The increased losses largely related to store closures and rent concessions, which resulted in reduced rental income, write-off of tenant improvement allowances and increases in reserves for uncollectible accounts. Partially offsetting these losses in 2001 was an increase in lease cancellation fees received.


LIQUIDITY AND CAPITAL RESOURCES
     At December 31, 2002, the Company's total debt, including capital leases, was $50.1 million, an increase of $6.8 million from year-end 2001. The increase in debt was the result of insufficient cash provided by operating activities, in particular from the Pineapple segment operations. While the net use of cash by Pineapple operations in 2002 is largely a result of the operating loss of $7.9 million for 2002, part of the deficit in cash flows is due to normal variations in the timing of receipts and disbursements. A significant cash timing variation in 2002 was that trade receivables for the Pineapple segment were $5.6 million higher at year-end 2002 as compared to 2001 because of sales later in the year that were not collected until January 2003. In 2003, cash flows from the Pineapple segment are expected to improve primarily because of a decrease in total expenditures for production of canned inventory as the Company continues to reduce its emphasis on canned product.
     The increased debt level was also the result of over $10 million of capital expenditures in 2002. Included in the capital expenditures were necessary replacement of equipment and facilities, over $2 million for assets related to the Company's fresh whole pineapple operations at Hali'imaile and in Central America and approximately $2.8 million for completion of the integrated accounting system that began in August 2000.
     At December 31, 2002, unused long- and short-term credit lines totaled $9.4 million. Existing credit facilities and cash flows from operating activities are expected to be adequate to fund the Company's operations in 2003. The Company anticipates that it may finance some of its 2003 capital expenditures with new equipment loans or capital leases. Should additional funds become necessary, the Company anticipates that it would seek additional debt financing.
     Pineapple capital expenditures are expected to be $4.3 million in 2003, of which $2.6 million is for replacement of existing equipment and facilities. Other than replacements, Pineapple capital expenditures are for completion of a new fresh fruit packing facility at the Company's Hali'imaile Plantation, additional equipment for fresh cut operations at the Kahului cannery and for the Company's Central American operations.
Resort capital expenditures for 2003 are expected to be $2.1 million in 2003, a majority of which is for replacement of existing equipment and facilities. Other capital expenditures in 2003 are expected to total $1.4 million and land planning and entitlement costs are expected to total $1.1 million.
     The Company's minimum pension plan contribution for its defined benefit pension plans for plan year 2002 totals $1,036,000 and is payable in September 2003. Minimum pension plan contributions for the 2003 plan year are presently estimated at $1.9 million and will be payable in September 2004. These expected cash outflows compare to actual contributions made in 2002 of $257,000. The increase in minimum contributions is due to the excess of pension obligations over plan assets as reflected in the minimum liability adjustment required as of December 31, 2002 (see Note 6 to Consolidated Financial Statements). The increase in minimum contributions is due to the excess of pension obligations over plan assets as reflected in the minimum liability adjustment required as of December 31, 2002 (see Note 5 to Consolidated Financial Statements).
     Following are summaries of the Company's contractual obligations and other commercial commitments as of December 31, 2002 (in thousands):


                             Payment due by period (years)
Contractual                      Less
Obligations           Total     Than 1       1-3      4-5    After 5

Long-term debt      $45,937   $ 3,681    $17,132   $15,324    $ 9,800
Notes payable-
  current             2,898     2,898         --        --         --
Capital lease
  Obligations         1,356       311        723       322         --
Operating leases      4,930       635      1,254     1,303      1,738
Total Contractual
  Cash Obligations  $55,121   $ 7,525    $19,109   $16,949    $11,538


                          Commitment expiration period (years)
Other Commercial                Less
Commitments           Total    Than 1        1-3       4-5    After 5

Lines of Credit     $ 9,389   $    --    $ 9,389   $    --    $    --
Guarantees           14,000     4,000     10,000        --         --
Commitments Under
  Signed Contracts    1,020     1,020         --        --         --
Standby Letters
  of Credit             561       561         --        --         --
Total Other Commercial
  Commitments       $24,970   $ 5,581  $  19,389   $    --    $    --


IMPACT OF INFLATION AND CHANGING PRICES
     The Company uses the LIFO method of accounting for its pineapple inventories. Under this method, the cost of products sold approximates current cost and, during periods of rising prices, the ending inventory is reflected at an amount below current cost. The replacement cost of pineapple inventory was $23.2 million at December 31, 2002, which is $8.7 million more than the amount reflected in the financial statements.
     Most of the land owned by the Company was acquired from 1911 to 1932 and is carried at cost. A small portion of "Real Estate Held for Sale" represents land cost. Replacements and additions to Pineapple operations occur every year and some of the assets presently in use were placed in service in 1934. At Kapalua, some of the fixed assets were constructed and placed in service in the mid-to-late 1970s. Depreciation expense would be considerably higher if fixed assets were stated at current cost.

MARKET RISK
     The Company's primary market risk exposure with regard to financial instruments is to changes in interest rates. The Company manages this risk by monitoring interest rates and future cash requirements and evaluating opportunities to refinance borrowings at various maturities and interest rates. At
December 31, 2002, 75% of the Company's short- and long-term borrowing commitments carried interest rates that were periodically adjustable to the prime rate, a Federal Farm Credit Bank index rate or to a LIBOR rate and 25% carried interest at fixed rates. Based on debt outstanding at the end of 2002, a hypothetical decrease in interest rates of 100 basis points would increase the fair value of the Company's long-term debt by approximately $354,000. At December 31, 2002, the fair value of the Company's long-term debt exceeded the carrying value by approximately $575,000 as a result of a general decrease in quoted interest rates.
     The Company does not believe that the market risk exposure due to foreign exchange transactions would have a material impact on the Company's financial statements.

FORWARD-LOOKING STATEMENTS
     The Company's Annual Report to Shareholders contains forward-looking statements (within the meaning of Private Securities Litigation Reform Act of 1995) as to a variety of matters, including the future success of non-canned pineapple products, the completion and sale of the Pineapple Hill Estates residence, the sale of the oceanfront parcel at Kalaepiha Point, sales of the remaining lots at Kapua Village employee subdivision, receipt of distribution of antidumping duties in 2003, the potential marketing of a new large-lot agricultural subdivision at Kapalua in late 2003, the integrated accounting system effect on reporting and customer service, the completion and success of the new fresh fruit facility at Hali'imaile and 2003 expectations as to cash flow. In addition, from time to time, the Company may publish forward-looking statements as to those matters or other aspects of the Company's anticipated financial performance, business prospects, new products, marketing initiatives or similar matters.
     Forward-looking statements contained in the Annual Report to Shareholders or otherwise made by the Company are subject to numerous factors (in addition to those otherwise noted in the Company's Annual Report or in its filings with the Securities and Exchange Commission) that could cause the Company's actual results and experience to differ materially from expectations expressed by the Company. Factors that might cause such differences, among others, include (1) changes in domestic, foreign or local economic conditions that affect availability or cost of funds, or the number, length of stay or expenditure levels of international or domestic visitors, or agricultural production and transportation costs of the Company and its competitors or Maui retail or real estate activity; (2) the effect of weather conditions on agricultural operations of the Company and its competitors; (3) the success of the Company in obtaining land use entitlements; (4) events in the airline industry affecting passenger or freight capacity or cost; (5) possible shifts in market demand; and (6) the impact of competing products, competing resort destinations and competitors' pricing.

MAUI LAND & PINEAPPLE COMPANY, INC.
Officers

President & Chief Executive Officer
*Gary L. Gifford

Executive Vice President/Finance
Paul J. Meyer

Executive Vice President/Pineapple
Douglas R. Schenk

Executive Vice President/Resort & Commercial Property
Donald A. Young

Vice President/Human Resources
J. Susan Corley

Vice President/Retail Property
Scott A. Crockford

Vice President/Land Planning & Development
Robert M. McNatt

Vice President/Land & Water Asset Management
Warren A. Suzuki

Treasurer
John P. Kreag

Controller & Secretary
Adele H. Sumida


Directors

*Richard H. Cameron--Chairman
Assistant Manager
Waldenbooks

John H. Agee
President and Chief Executive Officer
Ka Po'e Hana LLC

*David A. Heenan
Trustee
The Estate of James Campbell

Randolph G. Moore
Teacher, Department of Education
State of Hawaii

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

MAUI PINEAPPLE COMPANY, LTD.
Officers

President & Chief Executive Officer
Douglas R. Schenk

Executive Vice President/Sales & Marketing
James B. McCann

Executive Vice President/Finance
Paul J. Meyer

Vice President/Operations
Eduardo E. Chenchin

Vice President/Agricultural Business Development
L. Douglas MacCluer

Vice President/Grocery Sales
Renata E. Muller

Treasurer
John P. Kreag

Secretary
Adele H. Sumida

Controller
Stacey M. Jio

Directors

*Richard H. Cameron-- Chairman
John H. Agee
*Gary L. Gifford
*David A. Heenan
Paul J. Meyer
Randolph G. Moore
Claire C. Sanford
Douglas R. Schenk
Fred E. Trotter III
Daniel H. Case-Director Emeritus
Mary C. Sanford-Director Emeritus


KAPALUA LAND COMPANY, LTD.
Officers

President & Chief Executive Officer
Donald A. Young

Executive Vice President/Finance
Paul J. Meyer

Vice President/Marketing
Kim D. Carpenter

Vice President/Administration
Caroline P. Egli

Vice President/Retail Property
Scott A. Crockford

Vice President/Land Planning & Development
Robert M. McNatt

Vice President/Resort Operations
Gary M. Planos

Vice President/Kapalua Club & Villas
David M. Sosner

Treasurer
John P. Kreag

Secretary
Adele H. Sumida

Controller
Russell E. Johnson

Directors

*Richard H. Cameron-- Chairman
John H. Agee
*Gary L. Gifford
*David A. Heenan
Paul J. Meyer
Randolph G. Moore
Claire C. Sanford
Fred E. Trotter III
Donald A. Young
Daniel H. Case-Director Emeritus
Mary C. Sanford--Director Emeritus


*Effective May 27, 2003
Gary L. Gifford - retired from all positions; replacement not selected. Richard H. Cameron - resigned as Chairman; will continue as Director. David A. Heenan - replaces Mr. Cameron as Chairman.